Form 20-F
period 2022-12-31
Meihua International Medical Technologies Co., Ltd.
filed 2023-04-14
CIK 1835615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41291

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES cO., LTD.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of Principal Executive Offices)

Xin Wang, Chief Executive Officer

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

Tel: +86-0514-89800199

secretary@meihuamed.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Share, $0.0005 par value	MHUA	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 23,940,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated filer	☐	Non-accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2022

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd (“Jiangsu Huadong”), and Yangzhou Guanghui Medical Technology Co., Ltd (“Guanghui”);

●	“Kang Fu International Medical” refers to Kang Fu International Medical Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meihua International;

●	“Yangzhou Huada” refers to Yangzhou Huada Medical Device Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Kang Fu International Medical;

●	“Jiangsu Yada” refers to Jiangsu Yada Technology Group Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Yangzhou Huada;

●	“Jiangsu Huadong” refers to Jiangsu Huadong Medical Device Industrial Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Jiangsu Yada;

●	“Guanghui” refers to Yangzhou Guanghui Medical Technology Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Jiangsu Huadong.

●	“shares,” “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.0005 per share;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“HKD” refers to the official currency of Hong Kong.

●	“GMV” refers to the total value of all orders shipped for products sold under our sales model, net of returns;

●	“medical professionals” refer to doctors, pharmacists and medical assistants;

●	“SKU,” refers to stock keeping unit;

●	“Websites” refers to our websites at http://meihuamed.com and http://ir.meihuamed.com.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under “Item 3. Key information—D. Risk Factors” and elsewhere in this report.

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

ii

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our Ordinary Shares could decline, and you may lose all or part of your investment.

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

The Company closed its initial public offering (the “IPO”) of its ordinary shares (the “Ordinary Shares”) on February 18, 2022, through which the Company raised $39.4 million through the sale of 3,940,000 Ordinary Shares at a purchase price of $10.00 per share. During the roadshow leading up to the IPO, a Hong Kong investment company named Tai He International Group Limited (“Tai He”) was referred to the Company by Shengang Securities Company Limited (“Shengang”), the Company’s co-underwriter based in the People’s Republic of China (“PRC”). Tai He, through negotiations with Shengang, asserted that it would participate in the IPO as an investor. As a development stage PRC medical device company, the Company’s management had no experience in the U.S. capital markets and relied on its investment bankers and underwriters in providing guidance and advice concerning its U.S. public offering. Accordingly, the Company was unaware of the actual motives of Tai He. Based on the Company’s trust in Shengang and given the circumstances that the Company was unable to make further verification, the Company hastily entered into a series of agreements with Tai He (the “Tai He Agreements”).

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

After the IPO, through the Company’s internal risk control process, the Company learned that Tai He does not appear to be an investor in the Company and, when the Company attempted to inquire about it, Tai He refused to speak with the Company. Based on the facts as investigated and understood by the Company, the Company believes that it was defrauded by Tai He and that Tai He never actually invested $35 million in the IPO. In fact, the Company learned that Tai He made no investments in the Company at all, and Tai He has no involvement in the Company’s IPO matters. In addition, the Refundable Deposit has not been repaid to the Company and no Services have been provided to the Company by Tai He. As a result, the Company believes that the Tai He Agreements may be deemed a fraud perpetrated by Tai He and Shengang against the Company by Tai He taking advantage of asymmetric information, including the Company’s lack of knowledge and understanding of the U.S. markets, IPO rules and processes, and the trust of the Company.

After consultation with professionals, the Company is now aware that the Tai He Agreements were required to be disclosed to the public and the Company believes that the agreements themselves are fraudulent and non-enforceable, and therefore the Company is disclosing the Tai He Agreements to meet the compliance requirements of the Securities and Exchange Commission (“SEC”). Further, the Company acknowledges that it had improperly relied on the advice, direction and counsel of Shengang when entering into the Tai He Agreements. The Company is now proactively working to terminate the Tai He Agreements and recover the monies already paid to Tai He by the Company. Due to the uncertainty of collection, the Company has written off approximately $4.8 million deposit and fully expensed $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022. The Company and its executive management team intends to cooperate with the SEC, as well as any other relevant authorities, to ensure that its investors’ interests are protected while such matters are resolved. Nonetheless, the existence of the Tai He Agreements and the Company’s failure to disclose them could expose the Company potential shareholder litigation and/or SEC enforcement or other regulatory action.

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the medical device industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Ordinary Shares could decline.

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

As of the date of this report, we are unaware of any material accidents related to the quality or safety of our products.

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

For the fiscal year of 2022 and as of the date of report, we are not aware of any material investigations, prosecutions, disputes, claims or other proceedings relating to quality or quality control issues, nor has the Company received any notices of, been punished for, nor can we foresee any punishment being made by any related government authorities of the PRC as of the date of this report.

Due to the nature of our business, we may experience or be exposed to significant liability claims or complaints from customers, doctors, patients or hospitals, litigation and regulatory investigations and proceedings, such as claims arising in relation to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations.

We face an inherent risk of liability claims or complaints related to the use of our products by our customers, doctors, patients and hospitals. We take those complaints and claims seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all such complaints.

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

We face potential liability, expenses for legal claims and exposure to other harm due to the nature of our business. For example, customers could assert legal claims against us in connection with personal injuries or illness related to the use of medical devices we sell. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. Selling of defective products may expose us to liabilities associated with customer protection laws. We may be deemed responsible for compensating customer losses even if personal injuries or illness are not directly caused by us. Such liability could arise through the actions of our suppliers or business partners. Thus, we may be held liable if our suppliers or other business partners fail to comply with applicable product quality and safety related rules and regulations. In such a situation, though we can ask the responsible parties to indemnify us for such liability, even if we receive full indemnification our reputation could still be adversely affected.

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

While we utilize numerous suppliers, we do not have long term contracts with any of those suppliers. As a result, at any time, our suppliers could reduce the quantities of products they sell to us or cease selling products to us altogether. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

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

Maintaining existing customers and developing new customers are always essential to our success. Although we are not heavily dependent on one or two customers, we are still dependent on our top customers. For the years ended December 31, 2022, 2021 and 2020, our top five customers contributed approximately 56.53%, 56.96%, and 53.47%, respectively, to our revenue.

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

We sell our products through our direct sales force and distribution channel. As of the date of this report, we have 81 employees in our sales department and 5,000 independent sales agents, 3,004 distributors for domestic sales and 324 exporting distributors for overseas sales. Each of the aforementioned 324 exporting distributors may sell medical devices to at least three overseas customers. We have also established a cooperative network with more than 525 hospitals through our direct sales network. For the years ended December 31, 2022, 2021, and 2020, our direct sales force contributed 9.16%, 9.13%, and 10.59% a, respectively, to our revenues, and distributors contributed 90.84%, 90.87%, and 89.41%, respectively, to our revenues.

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

If we fail to provide a one-stop solution to our customers, we may lose customers, which would cause our financial conditions and results of operations to be adversely affected.

We sell our own brand of products and the products of other brands. For the fiscal year ended December 31, 2022, 2021, and 2020, we recognized total revenues of $103,346,341, $104,037,710, and $89,061,010, respectively, of which our own brand sales accounted for 48.88%, 46.19%, and 49.94%, respectively, and the resales of sourced disposable medical devices from other manufacturers accounted for 51.12%, 53.81%, and 50.06%, respectively.

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

The research, development, marketing and sales of our current products and potential new and improved products or future product indications for which we receive regulatory clearance or approval depend upon our maintaining working relationships with our customers, distributors and independent sales agents. See “Our Research and Development” below. We rely on those professionals to provide us with considerable knowledge and experience regarding the research, development, marketing and sales of our products. Distributors and independent sales agents assist us in marketing and sales, as well as collecting customers’ feedbacks and advice related to our products. Researchers at hospital and medical institution customers keep us informed of their latest requirements and R&D results. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development, improvement and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

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

Although we have developed a mature production system, a stable and reliable sales network and marketing team, a complete after-sales service system, and a research and development process and team that keeps us abreast of market needs, and also developed complete management systems, including personnel management and welfare systems, raw material procurement and supply systems, warehousing systems, safe production and manufacturing procedures and systems, capital utilization management systems, sales and after-sales service systems, quality assessment, review and inspection systems, labor safety security system, accountability system for violations of laws and disciplines, and a comprehensive information feedback system, which ensure the normal business development of the company, if we loss any of our key personnel, there can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2022 and 2021, our accounts receivable balance amounted to $68,945,792 and $67,101,297, respectively. This growth in receivables reflects, in part, our growth in sales. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

If we fail to manage our inventory effectively, our operations and financial condition may be materially and adversely affected.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. As of December 31, 2022 and 2021, our inventory balance amounted to $1,122,038 and $1,251,393, respectively.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. For instance, our subsidiary, Jiangsu Huadong was historically a third defendant in an intellectual property infringement case, under which certain products purchased by Jiangsu Huadong involved patent infringement. As of the date of this report, such case has been settled and Jiangsu Huadong has permanently stopped purchasing and selling the infringing products and destroyed the products in stock as requested by court’s decision. In the future, however, we may be subject to other legal proceedings and claims relating to the intellectual property rights of others. Such future proceedings could also involve existing intellectual property of which we are not aware and on which our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology or business, if any such holders exist, would not bring such intellectual property claims or enforcement actions against us in China or any other jurisdiction. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property going forward, and, in addition, we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis or interpretation concerning their implementation.

We may not be able to prevent others from the unauthorized use of our intellectual property, which could materially harm our business and competitive position.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We enter into confidentiality agreements with our employees that include terms identifying all employee-developed intellectual property as service inventions belonging to the Company. In addition, we are carful to remain current in our annual patent fee payments. We regard our trademark, patents, know-how, proprietary technologies, and similar intellectual property as critical to our success. We may become an attractive target to intellectual property attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) all of our intellectual property rights will be adequately protected, or (ii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property protection may not be sufficient in China. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we must resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

We sell disposable medical devices internationally. For the fiscal years ended December 31, 2022, 2021, and 2020, our international sales accounted for 0.48%, 14.22%, and 18.10%, respectively, of our revenues. Although we take measures to minimize risks inherent to our international sales, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign sales or otherwise disrupt our business:

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

According to the Notice of the Ministry of Health on Further Strengthening the Management of Centralized Procurement of Medical Devices (Wei Gui Cai Fa [2007] No. 208), centralized procurement of medical equipment within the large medical equipment management list is required. For other medical equipment and consumables, the provincial health administrative department shall study and formulate a centralized procurement catalog at the provincial and prefecture level based on actual conditions. In recent years, China has actively promoted a provincial-level bidding platform for medical devices with reference to the drug procurement bidding platform. At present, some provinces and cities have conducted a unified bid for some types of medical devices. According to the Notice of the Office of the National Healthcare Security Administration on Centralized Pharmaceutical Purchasing and Price Management in 2023 (Yi Bao Ban Han [2023] No. 13) and the Notice on Key Tasks for Deepening the Reform of the Pharmaceutical and Healthcare System in 2022 (Guo Ban Fa [2022] No. 14)，it is a strategy to continually promote the volume-based centralized procurement for medical devices in a long-term period.

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

As a medical device manufacturer with all of our operating subsidiaries located in PRC, all of our manufacturing and sales activities must comply with relevant Chinese laws and regulations. Pursuant to the Measures for the Administration of Registration of Medical Devices promulgated on June 27, 2014and effective on October 1, 2014, as amended from time to time and currently amended as Measures for the Administration of Registration and Recordation of Medical Devices effective on October 1, 2021, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. We are in the business of manufacturing and sales of Class I, II and III medical devices. If we fail to timely record or register our medical devices, our financial conditions and results of operations will be adversely affected.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than ten percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid up voting share capital in the Company.

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

Potential Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Administration Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or collectively the Draft Rules Regarding Overseas Listing, which were published for public comments only with the comment period expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas market.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures and its supporting guidelines, reiterate the basic principles of the Draft Rules Regarding Overseas Listing and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been approved) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those issuers that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

However, since the Trial Measures were newly promulgated, their interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any subsequent offerings, listing or any other capital raising activities, which may subject us to additional compliance requirements in the future, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. If we do not complete any required record-filing or if we incorrectly conclude that record-filing is not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or record-filing for any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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

PRC’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

All of our operations are located in the PRC and substantially of our net revenues are derived from customers where the contracting entity is located in the PRC. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in the PRC.

PRC’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in the PRC and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. PRC’s social and political conditions may change and become unstable. Any sudden changes to PRC’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the report based on foreign laws.

We conduct substantially all of our operations in the PRC, and substantially all of our assets are located in the PRC. In addition, our current officers reside within PRC and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in the PRC. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in the PRC, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of any future securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. The foreign-invested enterprises, whose business scope do not include equity investment, are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19, SAFE Circular 16 and SAFE Circular 28 may significantly limit our ability to use Renminbi converted from the net proceeds of future securities offerings to fund our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

Although the audit report included in this report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this report for our 2022 and 2021 fiscal year was issued by Kreit & Chiu CPA LLP (“KC”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. The audit report included in this report for our 2020 fiscal year was issued by Briggs & Veselka Co. (“B&V”), which was also a U.S.-based accounting firm that was registered with the PCAOB and can be inspected by the PCAOB. We have no intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, KC is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor at any time in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB was unable to conduct inspections in the PRC without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in the PRC that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the U. S. on access to audit and other information currently protected by national law, in particular PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which , if passed, would require the SEC to maintain a list of issuers for which PCAOB was not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in the PRC, it will make it difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and our securities.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Yongjun Liu, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and amended in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

Companies operating in the PRC are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. Companies operating in the PRC are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations for our employee incentive plans may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

Any disclosure of documents or information located in the PRC by foreign agencies may be subject to jurisdiction constraints and must comply with the PRC’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in the PRC. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board of directors and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

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

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer,” the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers, or our industry;

●	conditions in the medical supplies business and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other medical supplies businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

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

The trading market for our Ordinary Shares are influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

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

Sales of Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of the date of this report, we have 23,940,000 Ordinary Shares outstanding. All of the 3,940,000 Ordinary Shares sold in our recent initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and shareholders holding at least ten percent of our Ordinary Shares have agreed not to sell our Ordinary Shares for a period of 365 days following the effective date of our recent IPO, subject to extension under specified circumstances. Ordinary Shares subject to these lock-up agreements become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our stockholders may be different than you might receive from other public reporting companies.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to the fact that the Company does not have accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting procedures. Management concluded that as of December 31, 2022, our internal control over financial reporting were ineffective.

In order to address and resolve the foregoing material weakness, we have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring Shanghai Bluehill Advisory Co., Ltd. as our consultant and who has the requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. With the assistance of our consultant, we are currently in compliance with U.S. GAAP and SEC reporting requirements. In addition to hiring an outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We operate our business through our indirect subsidiaries in China. Below is a list of our operating subsidiaries in China:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400, which manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Yangzhou Guanghui Medical Technology Co., Ltd., or Guanghui: a subsidiary wholly owned by Jiangsu Huadong was established in Yangzhou, China on December 22, 2020 with a registered capital of RMB1,000,000, to mainly manufactures and sells Class II disposable medical devices. Guanghui has not conduct real business.

●	Hainan Guoxie Technology Group Co., Ltd., or Hainan Guoxie: a subsidiary of which 55% of registered capital (subscribed but unpaid registered capital) was acquired by Kang Fu International Medical from an individual Qin Wang with nil consideration on July 6, 2022, in order to conduct local business activities in Hainan. Hainan Guoxie was established in Qionghai, Hainan Province, China on October 7, 2021 with a registered capital of RMB100,000,000. Further disclosure will be made in 6-K regarding the new controlling subsidiary.

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada and 55% of Hainan Guoxie. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 100% of the equity interests of Guanghui. The following diagram illustrates our corporate structure as of the date of this report, including our principal subsidiary and their respective principal subsidiaries.

Yongjun Liu
Yin Liu
Bright Accomplish Limited
66.56%
Meihua International Technologies Co.Ltd. ("Meihua International")
100%
Kang Fu International Medical Co. Limited. ("Kang Fu International Medical")
A Hong Kong Company
100%
55%
Offshore
Onshore
Yangzhou Huada Medical Device Co. Ltd. ("Yang zhou Huada")
A People's Republic of China Company
Hainan Guoxie Technology Group Co. Ltd. ("Hainan Guoxie ")
A People's Republic of China Company
100%
Jiangsu Yada Technology Group Co. Ltd. ("Jiangsu Yada")
A People's Republic of China Company
100%
Jiangsu Huadong Medical Device Industrial Co. Ltd. ("Jiangsu Huadong")
A People's Republic of China Company
100%
Yangzhou Guanghui Technology Group Co. Ltd. ("Yangzhou Guanghui")
A People's Republic of China Company

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

3. In the reporting periods presented in this annual report, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary has been made to the Company. On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately USD 35 million. In March and April 2022, US$17 million was transferred to Kang Fu, these funds were used to increase the capital of Huada. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends.

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

The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $34,576,000. At the closing of the IPO, the Company deposited $500,000 from the gross proceeds from the IPO into an escrow account established by Wilmington Trust, National Association, as escrow agent, for purpose of covering potential legal actions against Prime Number Capital LLC, as a representative of the Underwriters, pursuant to an indemnification escrow agreement.

As a result of certain developments related to the IPO, the Company may face certain legal liabilities and exposure. Specifically, during the roadshow leading up to the IPO, a Hong Kong investment company named Tai He was referred to the Company by Shengang, the Company’s co-underwriter based in the PRC. Tai He, through negotiations with Shengang, asserted that it would participate in the IPO as an investor. As a development stage PRC medical device company, the Company’s management had no experience in the U.S. capital markets and relied on its investment bankers and underwriters in providing guidance and advice concerning its U.S. public offering. Accordingly, the Company was unaware of the actual motives of Tai He. Based on the Company’s trust in Shengang and given the circumstances that the Company was unable to make further verification, the Company hastily entered into the Tai He Agreements.

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

After consultation with professionals, the Company is now aware that the Tai He Agreements were required to be disclosed to the public and the Company believes that the agreements themselves are fraudulent and non-enforceable, and therefore the Company is disclosing the Tai He Agreements to meet the compliance requirements of the SEC. Further, the Company acknowledges that it had improperly relied on the advice, direction and counsel of Shengang when entering into the Tai He Agreements. The Company is now proactively working to terminate the Tai He Agreements and recover the monies already paid to Tai He by the Company. Due to uncertainty of collection, the Company has written off approximately $4.8 million deposit and fully expensed $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022. The Company and its executive management team intends to cooperate with the SEC, as well as any other relevant authorities, to ensure that its investors’ interests are protected while such matters are resolved.

Corporate Information

Our principal executive offices are located at 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, PRC. Our telephone number at this address is +86-0514-89800199. Our registered office in the Cayman Islands is currently located at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands, which may be changed from time to time at the discretion of directors. Our agent for service of process in the United States is The Crone Law Group P.C., 500 Fifth Ave, Suite 938, New York, NY 10110.

B. Business Overview

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

Our Revenue Model

We generate revenues through 1) manufacturing and sales of Class I, II, III disposable medical devices under our own brands, 2) resales of Class I, II, III disposable medical devices sourced by us from other manufacturers. For the fiscal years ended December 31, 2022, 2021, and 2020, we recognized $103,346,341, $104,037,710, and $89,061,010, respectively, in revenues, of which our own brand sales accounted for 48.88%, 46.19%, and 49.94%, respectively, and the resales of sourced disposable medical devices from other manufactures accounted for 51.12%, 53.81%, and 50.06%, respectively.

Our disposable medical devices reach end users both domestically and internationally. For the fiscal years ended December 31, 2022, 2021, and 2020, our total sales to domestic direct end users customers and domestic distributor customers accounted for 99.52%, 85.78%, and 81.90% of our revenues, respectively. For the fiscal years ended December 31, 2022, 2021, and 2020, our sales to overseas distributing customers accounted for 0.48%, 14.22%, and 18.10%, respectively, of our revenues.

We sell disposable medical devices through our direct sales force and distributors. For the fiscal years ended December 31, 2022, 2021, and 2020, our sales through direct sale channels accounted for 9.16%, 9.13%, and10.59%, respectively, of our revenues, and our sales through distributors accounted for 90.84%, 90.87%, and 89.41%, respectively, of our revenues, of which domestic distributors accounted for 90.36%, 76.65%, and 71.31%, respectively, and exporting distributors accounted for 0.48%,14.22%, and 18.10%, respectively, of our revenues.

Our Products

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

As of the date of this report, we have a total of 1,063 products in our product portfolio, including 937 products for domestic sales and 126 products for overseas sales.

Our top 20 products for the fiscal years ended December 31, 2022 and 2021 were as follows:

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2022	% of Sales in 2021
Class II	Disposable ID bracelet		Own Brand	Identify patients	14.40%	13.07%

Class II	Disposable woman’s examination kits		Own Brand	Gynecological examination	8.39%	5.55%

Class II	Disposable medical brush		Own Brand	Clean the test tube or plastic pipe	8.14%	7.16%

Class II	Medical kit		source from other	For operation	4.83%	3.86%

Class II	Medical sterile dressing surgical kits		Own brand	Use before operation	4.56%	3.81%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2021	% of Sales in 2020
Class II	Medical Brush		source from other	Hand wash before Operation	3.96%	4.10%

Class I	High-density polyethylene (HDPE) bottles for tablets		Own brand	Tablet bottles	3.13%	2.48%

Class II	Medical catheter		source from other	Use for catheterization	2.83%	3.46%

Class II	Uterine tissue suction tube		Own brand	Uterine tissue sampling	2.78%	3.44%

Other	Disposable plastic milk bottle		Own brand	Use for feeding	2.34%	1.49%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2021	% of Sales in 2020
Class I	Low-density polyethylene (LDPE) bottles for eye drops		Own brand	Eyedrop bottle	2.30%	2.78%

Class II	Disposable Gynecological sampler		Own brand	Getting samples during gynecological examination	1.92%	2.31%

Class II	Disposable medical brush (type B1)		Own brand	Hand wash before operation	1.48%	1.24%

Class II	Disposable anal bag		Own brand	For the rectal colon or ileum anal stoma postoperative patients and patients with urinary incontinence to collect feces and other feces care	1.44%	1.20%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2021	% of Sales in 2020
Class II	Disposable women’s examination kits		source from other	Gynecological examination	1.25%	2.17%

Other	Nb / PSN rubber cover		Own brand	Use for capping	1.03%	1.04%

Class II	Disposable virus sampling tube		source from other	Used to hold test samples	0.74%	0.09%

Class II	Disposable humidified nasal oxygen tube		Own brand	Connect with oxygen supply device and used to moisten the patient and inject oxygen	0.58%	0.61%

Class II	Medical disposable protective clothing		source from other	protective suit	0.56%	0.06%

Class I	Throat strip		source from other	For throat surgery	0.54%	0.64%

As a medical device manufacturing and sales company, we are subject to extensive government regulation and supervision in the PRC. Pursuant to PRC laws, we must obtain production license for Class II and III disposable medical devices, operation license for Class III disposable medical devices, and filing or registration certificates for certain Class I, II or Class III disposable medical devices. As of the date of this report, we are current on all licenses and certificates and have obtained Class I, II and III disposable medical device qualifications in the PRC. Meanwhile, we have established a sound quality assurance system. We have received international “CE” certification and ISO 13485 system certification. We have also registered with the FDA (registration number: 3006554788) for over 20 products as of the date hereof, including but not limited to ID bracelets, surgical tapes, elastic and adhesive bandages, which are all FDA Class I products.

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

COVID-19 Pandemic Products

With the impact of the coronavirus disease 2019 (COVID-19) outbreak commencing in the first half of 2020, demand in products related to virus prevention and control surged worldwide. Although these products were not our mainstream products previously, we witnessed order surges and demand outstripped supply for several months starting in February 2020. For the fiscal year ended December 31, 2020, orders for masks and gloves were valued at $10.1 million and $2.4 million, respectively.

As of the date of this report, although the current market demand for certain virus prevention products is not as strong as that in 2020 in China due to the ongoing recovery from the COVID-19, awareness of protection against COVID-19 and other similarly situated droplet transmission diseases is to some extent rooted among people in China, resulting in continuing high demand among people for virus prevention and control products compared to previous years. Internationally, except for China, other countries are still in high demand of certain virus prevention products for the prevention and control of COVID-19. According to a COVID-19 vaccines update released by World Health Organization in December 2020, there are three COVID-19 vaccines for which certain national regulatory authorities have authorized the use. None have yet received WHO EUL/PQ authorization. The impact of COVID-19 vaccines on the pandemic will depend on several factors, such as the effectiveness of the vaccines; how quickly they are approved, manufactured, and delivered; and how many people get vaccinated. Most scientists anticipate that, like most other vaccines, COVID-19 vaccines will not be 100% effective. (Source: https://www.who.int/news-room/q-a-detail/coronavirus-disease-(covid-19)-vaccines?adgroupsurvey={adgroupsurvey}&gclid=CjwKCAiA_eb-BRB2EiwAGBnXXrbZVR1ojK9i13YVEq7Hg5YBAULf8ii7IRf8kxKBu3fQQVpzJ8iD9hoCtHUQAvD_BwE). As a result, we believe certain virus prevention products will still be in high demand due to the uncertainty surrounding the future severity of COVID-19 and the awareness of the general public towards the virus prevention. To anticipate and adapt to this new normal phase, the Company was building a 2,550 square meter of new factory for expanding the production scale of exporting products, located in Jiangsu Yada’s factory plant. The Company received government approval on December 22, 2020 and has started construction. The Company has completed construction during the current year, with a total cost of approximately $1.2 million. The source of funds for the new factory comes mainly from bank loans. The Company has placed an order for 12 production lines, which will be installed in the new factory when construction is complete. The new production lines have an estimated cost of $3.71 million and will be used to produce medical and civil non-woven products for outbreak prevention, including masks, protective clothing and testing papers. The annual production capacity of the new production lines includes approximately 45 million masks, 2.7 million insulation suits, 1.5 million protection suits, 90 million testing papers, 0.6 million Minimally invasive high-value consumables. Starting from February 2020, we began to gradually add to the production line for masks and increase the production of masks. However, as the sales of masks is declining, our eight mask production lines have been shut down in the past year. Sales of masks for the year ended December 31, 2022, 2021, and 2020 were approximately $0.53 million, $1.02 million, and $10.1 million, respectively.

As the epidemic gradually flattens out, the needs for masks decreased. We have not generated material cost consumption on the production of masks and masks are not our main sales product. Accordingly, the decrease of demand for masks in 2022 and 2021 not have a material adverse effect on our revenue.

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

Our Customers

We have three types of customers, i) direct end user customers, which includes hospitals, pharmacies, and medical institutions, ii) domestic distributor customers, which distribute our products to end-user customers in China, and iii) export distributor customers, which distribute our products to end users customers in North America, Asia, South America, Africa and Oceania. As of December 31, 2022, the company had a total of 3,853 customers, of which 525 are direct end user customers, 3,004 are domestic distributors customers, and 324 are export distributors customers. Our direct end user customers, as well as substantially all of our domestic distributor customers and our export distributor customers, are based in China.

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

For the fiscal years ended December 31, 2022, 2021, and 2020, the revenues generated from our direct end user customers and domestic distributor customers amounted to $102,845,751, $89,240,394, and $72,941,380, respectively, constituting approximately 99.52%, 85.78%, and 81.90%, respectively, of our total revenues, with export distributor customers accounting for $500,590, $14,797,316, and $16,119,630, respectively, constituting approximately 0.48%, 14.22%, and 18.10%, respectively, of our total revenues.

As we provide our products to export distributor customers based upon their regional coverage, we do not have country-specific information on end-users overseas. Substantially all end users who acquire our products through domestic distributors are based in China. End users who acquire our products through licensed export distributors have two types – foreign distributors from other countries and end users from other countries. For the fiscal year ended December 31, 2022, our total sales to the top two customers accounted for 27.63% and 10.97% of our revenues, respectively. The top two customers for the fiscal year ended December 31, 2022 were Customer A (a domestic distributor customer) and Customer C (a domestic distributor customer). Our top two customers for the years ended December 31, 2021 and 2020 were the same for both years. They were Customer A (a domestic distributor customer) and Customer B (an export distributor customer). For the year ended December 31, 2021, our total sales to the top two customers accounted for 21.91% and 11.26% of our revenues, respectively. For the year ended December 31, 2020, our total sales to the top two customers accounted for 17.68% and 12.71% of our revenues, respectively.

Our Suppliers

We source our suppliers through multiple channels: (i) through referrals from local medical device industry associations, (ii) through industry exhibitions/expos, (iii) through our distributors, and (iv) through open bids.

Our suppliers are divided into two categories: (1) those providing raw materials for the manufacturing of our products, and (2) those providing products for our resales.

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

We do not have long-term written purchase agreements with our suppliers. We do not consider any of our suppliers to be material to our business. As of the date of this report, we have a total number of 71 suppliers. We can utilize any supplier we determine at our sole discretion. Although we can utilize any supplier we determine, we believe that we established healthy and stable relationships with our significant suppliers through years of cooperation. These significant suppliers, in the aggregate, accounted for over 25% of our raw material purchases for the year ended December 31, 2022, 2021, and 2020. For the year ended December 31, 2022, our three significant suppliers are Yangzhou Tianyi Medical Instrument Co., Ltd., Yangzhou Xiaguang Medical Instrument Co., Ltd. and Yangzhou Jiangzhou Medical Instrument Co., Ltd. representing 11.93%, 7.58% and 7.01% of our total purchase respectively. For the year ended December 31, 2021, our three significant suppliers are Yangzhou Tianyi Medical Instrument Co., Ltd., Jiangsu Changfeng Medical Industry Co., Ltd. and Yangzhou Jiangzhou Medical Instrument Co., Ltd. representing 9.42%, 8.88% and 8.33% of our total purchase respectively. For the year ended December 31, 2020, our three significant suppliers are Yangzhou Xiaguang Medical Instrument Co., Ltd., Yangzhou Jiangzhou Medical Instrument Co., Ltd. Ltd. and Yangzhou Tianyi Medical Instrument Co., Ltd. representing 9.25%, 8.13% and 8.09% of our total purchase respectively. There are no minimum purchase requirements with any of our suppliers, including these significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with our significant suppliers) include:

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

Direct Sales Force

Our Sales Team

As of the date of this report, we have a direct sales team consisting of 81 employees. Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way. They also coordinate with our distributors and independent sales agents in marketing and sales of our products.

The compensation package for our sales team includes fixed base salaries and commissions of 0.5%-1.0% based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Independent Sales Agents

As of the date of this report, we have a large number of independent sales agents for the marketing and sales of our products in the Chinese market, covering all regions of the PRC. Our independent sale agents market and sell our products in the regions where they are located.

We have no written sale agent agreements with our independent sale agents and we are connected with them via oral agreements. Upon successful sales of our products to customers secured by them, they settle their commission with our customers. We do not provide any commission or make any payments to them.

Our direct sales force has secured a total of 525 domestic customers, including hospitals and medical institutions. We will continue to work with existing, and identify and secure new, independent sales agents, to expand our customer base and enhance our brand recognition across China.

Distribution Network

As of the date of this report, we have 3,004 domestic distributors and 324 exporting distributors. Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our domestic distributors cover 32 provincial-level administrative regions of PRC for the resales of our products in the Chinese market. They market and distribute our products in the regions where they locate and have secured approximately 5,884 domestic customers for us, including hospitals and medical institutions.

Our exporting distributors are limited to our overseas sales. Each of our exporting distributor usually sells medical devices to at least three overseas customers. We therefore estimate conservatively that the total number of established direct and indirect customer relationships established overseas through our exporting distributors in Europe, North America, South America, Asia, Africa, and Oceania to be about 915.

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

Our distributors have secured a total of approximately 6,799 customers for us both domestically and internationally. We will continue to work with existing distributors, and identify and secure new distributors, to expand our customer base and enhance our brand recognition both in PRC and abroad.

Our Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totaled approximately $3.0 million, $2.7 million, and $2.5 million, for the years ended December 31, 2022, 2021, and 2020, respectively. R&D expenses mainly consist of applicable personnel, design, sample testing and materials expenses. As of the date of this report, we had a total of 30 employees in the R&D department. In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval.

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

As of the date of this report, we have 27 registered patents. Faced with the ever-changing market demands, we continue to abandon and phase out unsuitable patents and technologies, and simultaneously invest in acquiring new patents and technologies that tailored to our customer’s fast changing requirements.

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

We believe the following companies may be our competitors:

●	Shandong Weigao Group Medical Polymer Co., Limited, is principally engaged in the research and development, production and sale of single-use medical devices. The Group has a wide range of products, which includes: i) consumables (infusion sets, syringes, medical needles, blood bags, pre-filled syringes, blood sampling products, and other consumables); ii) orthopedic materials and iii) blood purification consumables and equipment. Currently, its sales are mainly conducted in the PRC market, but it is actively exploring opportunities in international markets, with products having been exported to 30 countries and regions, including the United States, Germany, Romania, Australia and the United Kingdom. (Source: http://en.weigaogroup.com/gfccontentEn/Enterpr.aspx)

●	Jiangxi Hongda Medical Equipment Group Ltd. specializes in manufacturing sterile medical devices for single use. Their products cover nine categories, such as infusion sets, blood transfusion equipment, injection equipment, puncture sets, examination and assistant supplies, anesthesia appliances, catheters, medical equipment, cardiovascular intervention, blood purification products, etc. It is a major supplier of sterile medical equipment for a lot of countries, such as the United States, Europe, Africa, the Middle East and the Southeast Asia. It is also one of biggest manufacturers to produce and process medical disposables, with nearly a quarter of the total market share in China alone. (Source: http://en.jxhd.cn/comcontent_detail.html)

●	Henan Tuoren Medical Device Co., Ltd., founded in 2004, is a healthcare solutions provider, focusing on medical consumables and extending to electronic medical devices, surgery devices and biomedical materials. It is dedicated to designing, developing and distributing medical devices to its customers, covering 220 kinds of products with over 1880 specifications mainly in the field of anesthesia, pain management, nursing, diagnostics, surgery, hemodialysis and intervention. Its products have been sold to more than 70 countries and regions around the world, with international subsidiaries established in the United States and India. (Source: http://www.tuoren.com/en/index.php?s=/about/history.html)

●	Allmed Medical Products Co., Ltd., founded in 1992, is the largest OEM (original equipment manufacturer) manufacturer and exporter of wound care products in China, providing a worldwide range of traditional wound care products, including gauze swabs, non-woven swabs, lap sponges, fluffy bandages, abdominal pads, non-stick pads, adhesive bandages, elastic bandages, medical kits and disposable drapes, etc. Compared with our products, their products are very limited. (Source: http://www.allmed-china.com/index.php?m=content&c=index&a=lists&catid=11)

●	Jiangxi Sanxin Medtec Co., Ltd., founded in 1997, is a listed company in China, focusing on researching and developing, manufacturing and marketing of medical devices. It is the first listed company in the field of syringe and infusion. Their main products are “catheter tubing series,” “blood purification series,” “syringe series” and “infusion & transfusion series,” totally four series products with over 30 types of more than 1000 specifications. Its products are sold both domestically and internationally, covering more than 30 provinces in China and more than 60 countries and regions nationwide. (Source: http://www.sanxin-med.com/category/Category/index/cid/295)

●	Jiangxi 3L Products Group Co., Ltd., founded in 1990, combines the scientific research, production and marketing of single use medicinal macromolecular products and equipment, medical purification equipment sales, and maintenance and installation work into one. It established trade abroad with more than 20 countries and regions. It also has branch offices in Hong Kong, South Africa, Russia, etc. In the past few years, their surgical towels comprised of more than 90% of the domestic market share in China, and their combined sales have taken over half of the nationwide total product needs in the domestic market in China. (Source: http://www2.3l.com.cn/web/2.htm)

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

A demand for one-stop service for medical consumables is an inevitable development in the medical consumables industry. There are several reasons why our company has achieved steady development over its more than 30 years history. One of the most important reasons is our one-stop service system, through which we can supply all disposable medical devices required by the client, combining products manufactured by us with products outsourced from others but passed through our quality control scrutiny. Through market research, we have learned that our competitors are also developing a one-stop service system and are in one of the following levels of progress: first, some companies have established a one-stop service system; second, some companies have established a one-stop service system, but their system is underperforming and needs improvement; and third, some companies are still undergoing development of a one-stop service system.

There are currently 385 manufacturers and distributors of medical consumables where the company is located in Touqiao Town, which is known as the “Hometown of Medical Consumables in China.” As a top player in the region, the Company’s revenues accounted for approximately 10% of the total revenues generated from all medical device manufactures in Touqiao Town. Our total sales in 2020 were more than RMB600 million (approximately ($89 million), with more than 10,000 product types. By comparison, our research indicates that the annual sales of the second- and third-ranking companies in Touqiao Town are just over RMB100 million, while the annual sales of the fourth- and fifth-ranking companies are in the range of RMB80 million to RMB90 million, with a lesser variety of product types. Since our production scale and number of product types far surpass those of other companies in Touqiao Town, we consider other local companies to be our partners more than our competitors. We supply each other’s needs in terms of production, procurement, and distribution. At the same time, these local enterprises in Touqiao Town are not able to provide customers with the same one-stop service that we provide due to their limited scale and product types. The total output value of the top 20 companies in Touqiao Town, including our company, was about RMB2.3 billion in 2020. Our company’s output value in 2020 was RMB610 million, accounting for about 26.5% of the total output value, while the other four next-largest companies in Touqiao Town had a total output value of about RMB400 million in 2020, accounting for 17.4% of the total output value.

Competitive Strengths

We are dedicated to serving our customers. We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Cost-effective methods to address customers’ significant needs with a variety of products. As of the date of this report, we have a total of 1063 products in our product portfolio covering all Class I, II, and III disposable medical devices, including 937 products for domestic sales and 126 products for overseas sales. Through sales of different products to our customers via our one-stop service, we are able to cost-effectively address our client’s needs.

●	Massive distribution network of clients, distributors, and suppliers. Through both direct sales and our massive distribution network, our products are sold to hospitals, pharmacies and medical institutions both domestically and internationally. As of the date of this report, we have 81 employees in our sales department and 5,000 independent sales agents, 3,004 distributors for domestic sales and 324 exporting distributors for overseas sales. We not only have accumulated a substantial domestic customer base and forged strong relationships with these customers, but also established good long-term cooperative relationships with well-known foreign medical equipment brand companies, which extends our reach world-wide. We believe that these customers will continue to be a source of business as well as a good referral source to new customers.

●	Geographical advantages allow us to provide one-stop service to our customers at reduced cost. Hospitals and other medical institutions normally have lists of over a hundred or even a thousand of different kinds of disposable medical devices which they must procure on a regular basis. Our PRC operating subsidiaries and primary operations are located in Touqiao Town, Yangzhou City, Jiangsu Province, one of the four medical device centers in PRC. Dubbed the “Hometown of Medical Devices & Consumables in China,” Touqiao Town hosts hundreds of disposable medical device manufacturers manufacturing all different kinds of products. In addition to our own products, we are qualified to distribute products sourced from other manufacturers. As a result, our clients are able to receive all required products by placing just a single order with us. When we receive an order from our hospital clients or distributors, we are able to quickly fulfill the order by including our own branded products and qualified products sourced from other manufacturers in Touqiao Town. There are also large numbers of medical device professionals, including research and development, or “R&D,” and technology professionals, and thousands of independent sales agents based near our primary operations. We are therefore able to procure high quality raw materials and products of other brands at a comparatively low price within a short period of time and to obtain sufficient labor and support to our one-stop service and manufacturing.

●	Economies of scale and automation provide significant cost advantages. The scale of our production is regional-leading within Yangtze River Delta region of China. The disposable medical devices we manufacture and sell are mainly low value-added products, which, however, are largely consumed and in huge demand every day in hospitals, medical institutions, and other health related industry entities. Through scaled production, we are able to increase our profits margin. In the procurement process, the production scale reduces our procurement costs and mitigate the impact of raw material price fluctuations. In the manufacturing process, we retrofitted equipment and introduced automation to improve production efficiency. At present, we have 12 purification plants covering a total area of approximately 110,352 square feet (10,252 square meters).

●	Leading competitive position maintained by high quality standard systems. Quality and safety are always our core value. Applying information acquired during our long-term business transactions with major medical institutions across China, we have developed a sophisticated quality management system, as well as a strict and effective internal control standard system. All of our products, either self-manufactured or sourced, fall within our quality control system subject to our quality inspection before delivery (See the section entitled “Quality Control” in Business).

●	Market-driven research and development allow for continual improvement and long-term client loyalty. As of the date of this report, we have an R&D team of 78 people, accounting for 12.46% of our total employees. For the fiscal year ended December 31, 2022, we have invested a total of $2,962,904 in the products and technologies R&D. For the fiscal years ended December 31, 2021 and 2020, we have invested a total of $2,725,014 and $2,492,059 in the products and technologies R&D. We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, distributors and independent sales agents in sorting out our R&D orientation based on the real market demand. We continuously upgrade and improve our products and technologies to better suit our customers.

●

Visionary and experienced management team

Building a trusted brand and always doing the right thing for people has been at the heart of our founding management team since day one. Our company culture, strategic vision and operational execution are driven by our visionary founder, Yongjun Liu. Mr. Liu is a successful entrepreneur who has been engaged in the medical device industry for more than 40 years and has accumulated extensive experiences and led his businesses to make remarkable achievements. He has been awarded as Excellent Entrepreneur, Honest Entrepreneur Representative and Medical Device Industry Representative on multiple occasions. At the same time, he is keen on public welfare undertakings. He has also sponsored a lot of splendid undertakings such as road reconstruction in towns and villages, donations to the Red Cross Society, reconstruction of nursing homes, poverty alleviation and aid for students. Our company culture mirrors our founder’s mission to empower and serve those who serve others.

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

Our rigorous quality control management programs have earned us a number of quality-related manufacturing designations. Our manufacturing facilities are ISO 13485 compliant with ISO 13485:2016 edition certification achieved in 2020. In 2018, we achieved compliance with European Union’s CE certification, allowing certain of our products (such as Disposable Amniotic Membrane Perforators, Disposable Medical Suction Connecting Tubes and Disposable Gynecologic Samplers) to be CE marked. In April 2020, we renewed registration of certain products with the FDA, including ID bracelet, surgical tapes, elastic, adhesive bandages, etc., allowing our products to enter U.S. market. We have more than 60 categories of products passed the quality system inspections administered by the China Food and Drug Administration and local authorities in Yangzhou City.

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

For the fiscal year of 2022 and as of the date of this report, we are not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has the Company been punished or can foresee any punishment to be made by any related government authorities of the PRC.

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

In-house Manufacturing

All of our in-house production is located at our facilities in Yangzhou, Jiangsu Province, PRC. At those facilities, we produce products and stock inventory of raw materials, components and finished goods at our facilities pursuant to the market demand, orders we receive or plan to receive, our production plan and capacity, procurement information from our direct sales force and our distributors. Our in-house per-order production model is as follows:

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

Environmental

Due to the nature of the Company’s products, the Company’s PRC subsidiaries do not generate industrial wastewater and wastes, the wastewater they generate is sanitary wastewater which can be disposed directly into municipal pipelines. The generated corner wastes shall be cleaned and collected by the cleaning personnel on time, and then transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation shall be collected and sent to relevant manufacturers for recycling. If new products are developed in the future and environmental measures are needed according to law, the Company will take corresponding environmental protection measures according to relevant laws and regulations. The waste discharge fees for fiscal years of 2022, 2021, and 2020 were $4,384, $4,890, and $5,009, respectively, which has been paid in full.

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

Intellectual Property

Our business is dependent on a combination of trademarks, patents, copy rights, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this report, we have two (2) registered trademark, twenty-seven (27) registered patents and two (2) copyrights in the PRC.

Trademarks

Set forth below is a detailed description of our registered trademarks:

Country	Trademark	Trademark Registration No.	Trademark Name	Trademark Registration Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
China		19576090	Hu Jun	08/28/2017	30	Jiangsu Yada	08/28/2017 to 08/27/2027	Registered
China		1415306	Yada	06/28/2000	10	Jiangsu Yada	06/28/2020 to 6/27/2030	Registered
China		1421255	Yada	07/14/2000	6	Jiangsu Yada	07/14/2020 to 07/13/2030	Registered

Patents

China’s patent law stipulates that there are three types of patent protection: invention patent, utility model patent and design patent.

●	A patent for invention refers to a new technical solution for a product, a method or an improvement thereof.

●	Utility model patent refers to a new technical solution suitable for practical use, which is proposed for the shape, structure or combination of the product.

●	Design patent refers to the new design of product shape, pattern, color or their combination, which is aesthetic and suitable for industrial application.

Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
China	ZL201310537304.7	Wound marginal cell crawling promoting type temperature control swell-shrink type drainage tube	09/09/2015	Invention	20 years from the application date (11/03/2013)	Renewed and effective
China	ZL201420092814.8	Nano-crystalline cellulose dressing for treating extensive burns	2/25/2015	Utility model	10 years from the application date (3/3/2014)	Registered and effective
China	ZL201821229644.8	Bone mineral density instrument with good anti-falling performance	7/5/2019	Utility model	10 years from the application date (8/1/2018)	Registered and effective
China	ZL2019 2235101 2.X	Novel device for gynecological diagnosis and treatment	10/16/2020	Utility model	10 years from the application date (12/24/2019)	Registered and effective
China	ZL202020002206.9	Joint fixation frame for orthopedic surgery	10/23/2020	Utility model	10 years from the application date (01/01/2020)	Registered and effective
China	ZL202020017703.6	Wound debridement device for emergency care	10/16/2020	Utility model	10 years from the application date (01/06/2020)	Registered and effective

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
China	ZL2013105373 27.8	Interrupted thread clearance hole wall type injection needle	11/4/2015	Invention	20 years from the application date (11/3/2013)	Registered and effective
China	ZL201922473496.5	Sputum suction tube preventing respiratory mucosa from being damaged	10/20/2020	Utility model	10 years from the application date (12/31/2019)	Registered and effective
China	ZL202020129072.7	High-flow oxygen supply mask drainage and medicine delivery mechanism in the department of respiratory medicine	10/20/2020	Utility model	10 years from the application date (01/20/2020)	Registered and effective
China	ZL201922332612.1	Uterine cavity sampler for gynecological reproductive clinics	10/23/2020	Utility model	10 years from the application date (12/23/2019)	Registered and effective
China	ZL201922412254.5	Disposable intubate package	10/30/2020	Utility model	10 years from the application date (12/28/2019)	Registered and effective
China	ZL201921757111.1	Painless anesthetic needle	11/3/2020	Utility model	10 years from the application date (10/19/2019)	Registered and effective
China	ZL201910037322.6	Neurological rehabilitation adjuvant therapy stimulation device	10/23/2020	Invention	20 years from the application date (01/15/2019)	Registered and effective
China	ZL202023332943.4	Glucometer	10/15/2021	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023296047.7	Portable blood glucose meter	1/7/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023343934.5	Bone density tester	1/14/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023296027.X	Rotatable densitometer	1/18/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023290045.7	Surgical stapler	1/18/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023295973.2	New cutting stapler	3/29/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023313858.3	New medical mask	1/17/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023295982.1	New warm and anti-fog masks	3/29/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
China	ZL202023296016.1	Wrist blood pressure meter	3/29/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023342335.1	Portable blood pressure meter	1/14/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023313904.X	Medical identification wristband	3/29/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	ZL202023342334.7	Corrective device to prevent myopia	1/18/2022	Utility model	10 years from the application date (12/31/2020)	Registered and effective
China	2018212296448	Bone densitometer with good anti-fall performance	7/26/2019	Utility model	10 years from the application date (8/1/2018)	Registered and effective
China	2014200928148	Nanocellulose dressing for extensive burns	2/25/2015	Utility model	10 years from the application date (3/3/2014)	Registered and effective

Our currently registered patents do not relate to our top 20 products, which are mature products. Instead, our registered patents represent the phased achievements of our R&D department, which will serve as the basis for future research and the planned development of new products.

Currently, we have 27 registered and effective patents, and we have not signed any royalty or licensing agreements with any third parties with respect to these patents. Currently, however, we are working under a collaboration agreement to develop and register a patented product for production and sale. The patent relates to a tracheal tube kit capable of pulverization and dosing by a tube wall fan spraying concurrently, and it is a utility model patent issued in China with a validity period of ten years from May 29, 2019. A utility model patent is issued for a new technical scheme suitable for practical use based on the shape, structure or combination of the products used. Moreover, to be suitable for a utility model patent, an invention must possess novelty, creativity and practicability. We are authorized by the patent owner to develop a new use for his patent and to file a medical device registration certificate for the developed product. Under our agreement with the patent owner, once the product is in production and sales, we will distribute 25% of the profit after tax to him. Under the agreement, the patent owner has the right to request an accounting of profits at his own expense. If the patent owner wishes to transfer the patent in the future, he can only transfer it to us. For this collaboration agreement, we have completed the development of the new use of the patented product, and we are in the process of applying for medical device registration certificate. Because the new product has not been put into production and has not generated any sales yet, we have not distributed any profit to the patent owner and no other fees have been paid or received under the agreement. The collaboration agreement and the profit-sharing arrangement are for a perpetual term. The collaboration agreement may be terminated, however, in the event that we are unable to provide an accurate accounting of profits for the product to the patent owner. In that case, all rights to the patent may be returned to the patent owner and we will be liable for damages in the amount of an additional 10% of net profits received from the product.

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

With the exception of the following proceedings, we are currently not a party to any material legal or administrative proceedings:

●	Case No. CGC-22-598030, Macias, Gini & O’Connell LLP vs. Meihua International Medical Technologies Co., Ltd., filed April 2, 2022 in the Superior Court of California, County of San Francisco. This is an action filed by a former accounting firm for the collection of allegedly past-due professional fees. We believe the action to be without merit, have responded to the complaint and are defending this action, accordingly.

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

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. The MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The restricted and prohibited industry categories have shareholding requirements as prescribed in the 2021 Negative List. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2021 Negative List, nor on the 2020 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. In addition, the version of the Catalogue of Industries for Encouraged Foreign Investment currently in force was amended in 2022 and became effective on January 1, 2023, which replaced the Catalogue of Industries for Encouraged Foreign Investment (2020 version).

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

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2020 Negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

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

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

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

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. In August 2017, China’s Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

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

Regulations Relating to Overseas Listings

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Measures”), which were published for public comments only, for which the comment period expired on January 23, 2022.

The Administration Provisions and Measures (collectively, the “Draft Rules Regarding Overseas Listing”) for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures and its supporting guidelines, reiterate the basic principles of the Draft Rules Regarding Overseas Listing and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been approved) for their indirect overseas offering and listing prior March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those issuers that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

The Opinions, the Trial Measures and any related implementing rules to be enacted may subject us to additional compliance requirements in the future financial activities. See “Risk Factors - Risks Relating to Doing Business in the PRC - The Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

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

Order on Ecosystem by the Ministry of Ecology and Environment 2019 Classification-based Management on Fixed Pollutant Source

Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources, which was promulgated by the Ministry of Ecology and Environment on July 28, 2017 and most recently amended on December 20, 2019. The Ministry of Ecology and Environment implements a classification-based management on the environmental impact assessment, or EIA, of pollutants according to pollutant amount and the impact of the pollutants on the environment as below:

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

LAWS AND REGULATIONS RELATING TO MEDICAL DEVICES

Regulation and Classification of Medical Devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices promulgated on January 4, 2000, effective on June 1, 2014, amended by the State Council on May 4, 2017 and now effective, and then amended on February 9, 2021 effective on June 1, 2021 (“Regulation on Supervision and Administration of Medical Devices”), the Food and Drug Administration of the State Council shall be responsible for the national administration and supervision of medical devices of the PRC and its local counterparts take charge of the local administration and supervision of medical devices of the PRC.

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

Registration and Filings of Medical Devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Administrative Measures for the Registration of Medical Devices promulgated by CFDA on July 30, 2014 and came into effect on October 1, 2014 (“the Supervision and Administration of Medical Devices” was amended and came into effect on May 4, 2017; and which was then amended on February 9, 2021 and came into effect on June 1, 2021), Class I medical devices are subject to filing administration, and Class II and Class III medical devices are subject to pre-approval registration administration. A registration certificate for Class II and Class III medical devices are issued upon approval, which is valid for five years and may be renewed six months prior to its expiration date.

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

Pursuant to The Notice of Four Guidelines including On-site Inspection Guidelines for the standards on Production and Quality Management of Medical Devices promulgated by the CFDA on September 25, 2015 and came into effect on September 25, 2015, during the course of on-site verification of the registration of medical devices and on-site inspection of production license t(including change production license), the inspection team shall, in accordance with the guidelines, issue recommended conclusions for on-site inspections, which shall be divided into “Passed,” “Failed” and “Reassessment after rectification.” During the supervision and inspection, if it is found that the requirements of the key items or ordinary items that may have direct impact on product quality are not satisfied, the enterprise shall suspend production and go through rectification. If it is found that the requirements of the ordinary items are not satisfied, and it does not directly affect product quality, the enterprise shall rectify in a prescribed time. The regulatory authorities will examine and verify the recommended conclusions and on-site inspection materials submitted by the inspection group and issue the final inspection results.

The inspection team has conducted several on-site inspections on our standards of production and quality management of medical devices during the track record period, the recommended conclusions issued by the inspection team were “Passed” or “Rectification within the prescribed period.” The matters with respect to “Rectification within the prescribed period” have been rectified within the prescribed period and submitted to the inspection team.

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

Operation License for Medical Device

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014 and last amended on March 10, 2022, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive medical device operation filing certificate upon satisfaction of filing requirement, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed six months prior to its expiration date.

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

Export Registration

Pursuant to the Regulation on the Supervision and Administration of Medical Devices and the Measures for the Supervision and Administration of Medical Device Production promulgated by the CFDA and amended on November 11, 2017 and March 10, 2022, CFDA, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory). In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates.

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

According to the Urban and Rural Planning Law of the PRC, if a rural construction planning permit is not obtained in accordance with the law or construction is not carried out in accordance with the provisions of the rural construction planning permit, the township or town people’s government shall order the construction to stop and make corrections within a time limit.

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

C. Organizational Structure

See “—A. History and Development of the Company.”

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

Properties We Lease

In addition to the above-mentioned properties that we own, we currently lease several properties in Yangzhou for an aggregate area of approximately 85,241 square feet (equivalent to 7,919 square meters) from our PRC subsidiaries for processing shops and office space. All leases are subject to renewal upon approval of the lessors, subject to the lessor receiving renewal requests at least three months in advance. Presently, the leases have been renewed through 2023.

The breakdown of the leased properties is as follows:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Jiangsu Huadong	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	670	$5,828(RMB40,200.00)	January 1, 2023 to December 31, 2023	Processing Workshop
Jiangsu Yada	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	20	$174 (RMB1,200.00)	January 1, 2023 to December 31, 2023	Office
Jiangsu Huadong	Jiangsu Yada	No.88 Tongda Road, Guangling District, Yangzhou	1,100	$9,569 (RMB66,000.00)	December January 1, 2023 to December 31, 2023	Processing Workshop
Yangzhou Huada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	4,804.15	$41,792 (RMB288,249.00)	January 1, 2023 to December 31, 2023	Processing Workshop
Jiangsu Yada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	1,325.00	$11,526 (RMB79,500.00)	January 1, 2023 to December 31, 2023	Office

*	Zhu Yi is not a related party to the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Business Overview

Meihua International Medical Technologies Co., Ltd., through its operating subsidiaries, is mainly engaged in the manufacture, research and development and sales of Class I, II and III medical devices. It has a history of more than 30 years and has a multiple product categories, with more than 800 domestic products and more than 120 export products. The main product lines include disposable infusion pumps, anesthesia puncture kits, electronic pumps, full anesthesia kits, urethral catheterization kits, gynecological examination kits, endotracheal intubation, dressing applications and various tubes. It is the leading enterprise in China’s medical consumables industry. The Company has received qualification to manufacture and produce China’s first, second and third type of medical device consumables and, at the same time, the Company has acquired FDA registration and the European Union’s CE certification. Relevant permissions have been obtained in major sales markets to meet local regulatory requirements.

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. To date, the Company has 324 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’s product permeation for mainland China has reached major medical institutions and pharmacies through some 3,004 distributors. At the same time, the Company has established a cooperative network with more than 525 hospitals through its own direct sales channels.

Revenues decreased by $691,369, or approximately 1%, to $103,346,341 for the year ended December 31, 2022 from $104,037,710 for the year ended December 31, 2021. The decrease was mainly due to a decline in demand for customer orders.

Net income decreased by $14,771,875, or approximately 71%, to $6,177,704 for the year ended December 31, 2022 from $20,949,579 for the year ended December 31, 2021. The decrease was mainly due to a sharp increase in service expenses and the write-off of the Tai He deposit.

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

In fiscal year 2020, COVID-19 had a significant impact on our business and results of operations as the sales volume of masks rose sharply, while at the same time sales of products other than masks declined due to a decrease in market demand. In fiscal year 2021, as circumstances surrounding the COVID-19 epidemic stabilized within the PRC, the market for masks was no longer in urgent shortage compared to the same period in 2020, and the production of other epidemic prevention products resumed normal production levels. In general, with the precise control of the epidemic in the PRC, our production and operations recovered smoothly, and the demand for other products has increased gradually.

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread.

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 31, 2022, the date the consolidated financial statements were available to be issued. No events require additional adjustment to or disclosure in the consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

Years Ended December 31, 2022, 2021 and 2020

	For the Year Ended December 31,
	2022	2021	2020
Revenues
Third party sales	$103,317,145	$103,461,809	$88,244,403
Related party sales	29,196	575,901	816,607
Total revenues	103,346,341	104,037,710	89,061,010
Cost of revenues	65,247,864	64,232,469	51,900,823
Gross profit	38,098,477	39,805,241	37,160,187

Operating expenses
Selling	7,109,524	6,457,801	6,624,332
General and administrative	12,468,551	4,361,472	4,577,570
Research and development	2,962,904	2,725,014	2,492,059
Written-off Tai He deposit	4,755,536	-	-
Total operating costs and expenses	27,296,515	13,544,287	13,693,961

Income from operations	10,801,962	26,260,954	23,466,226

Other (income) expense:
Interest expense	194,667	180,744	137,160
Interest income	(63,725)	(23,855	(36,583)
Currency exchange gain	(273,432)	(174,413)	(393,478)
Other expense, net	53,205	50,437	25,551
Total other (income) expenses	(89,285)	32,913	(267,350)

Income before income tax provision	10,891,247	26,228,041	23,733,576

Income taxes expense	4,713,543	5,278,462	4,688,321
Net income	$6,177,704	$20,949,579	$19,045,255

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Revenues decreased by $691,369, or approximately 1%, to $103,346,341 for the year ended December 31, 2022 from $104,037,710 for the year ended December 31, 2021. The decrease was mainly due to a decline in demand for customer orders.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues increased by $1,015,395, or approximately 2%, to $65,247,864 for the year ended December 31, 2022 from $64,232,469 for the year ended December 31, 2021. The increase was mainly due to an increase in the price of materials.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Year Ended December, 31
	2022	2021
Revenues	$103,346,341	$104,037,710
Costs of revenues	65,247,864	64,232,469
Gross profit	$38,098,477	$39,805,241
Gross profit margin %	37%	38%

Gross profit decreased by $1,706,764, or approximately 4%, to $38,098,477 for the year ended December 31, 2022 from $39,805,241 for the year ended December 31, 2021. Gross profit margin decreased from 38% for the year ended December 31, 2021 to 37% for the year ended December 31, 2022 due to an increase in the cost of materials.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

Years Ended December 31, 2022 and 2021

	2022	2021
Transportation expenses	$2,585,485	$2,802,680
Salaries and benefits	1,468,247	1,287,436
Entertainment expenses	1,178,064	786,226
Conference expenses	1,125,353	774,298
Travel allowance	343,439	341,165
Auto expenses	243,706	168,832
Advertising expenses	95,432	21,498
Other expenses	69,798	275,666
Total	$7,109,524	$6,457,801

Selling expenses increased by $651,723, or approximately 10%, to $7,109,524 for the year ended December 31, 2022 from $6,457,801 for the year ended December 31, 2021. The increase was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses increased by $351,055 to $1,125,353 for the year ended December 31, 2022 from $774,298 for the year ended December 31, 2021. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b)	Our transportation expenses decreased by $217,195, or approximately 8%, to $2,585,485 for the year ended December 31, 2022 from $2,802,680 for the year ended December 31, 2021. The reduction in business travel was impacted by COVID-19 related controls implemented by local governments in fiscal year 2022;

(c)

Our salaries and benefits expenses increased by $180,811 or approximately 14%, to $1,468,247 for the year ended December 31, 2022 from $1,287,436 for the year ended December 31, 2021. The increase was mainly attributable to the fact that the COVID-19 pandemic in China had been largely brought under control and the local government cancelling the related social insurance relief policy.

(d)	Our entertainment expenses increased by $391,838, or approximately 50%, to $1,178,064 for the year ended December 31, 2022 from $786,226 for the year ended December 31, 2021. The increase was mainly attributable to the Company’s business expansion and new customer acquisition.

General and administrative

General and administrative expenses primarily consist of the following expenses:

Years Ended December 31, 2022 and 2021

	2022	2021
Salaries and benefits	$1,362,803	$1,227,228
Entertainment expenses	1,230,556	816,196
Conference fee	846,374	510,267
Auto expenses	226,763	153,911
Maintenance expenses	129,425	126,650
Depreciation expenses	104,295	147,522
Travel allowance	131,872	118,113
Office expenses	102,417	94,686
Surtax expenses	642,748	655,679
Amortization expenses	22,196	26,951
Rental expenses	7,515	20,349
Insurance expenses	108,146	9,743
Service expenses	7,200,839	183,647
Other expenses	352,602	270,530
Total	$12,468,551	$4,361,472

General and administrative expenses increased by $8,107,079, or approximately 186%, to $12,468,551 for the year ended December 31, 2022, from $4,361,472 for the year ended December 31, 2021. The increase was primarily due to (a) service expenses increasing by approximately $7.0 million from approximately $0.2 million for the year ended December 31, 2021 to approximately $7.2 million for the year ended December 31, 2022, (b) entertainment expenses increasing by $414,360 or 51% from approximately $0.8 million for the year ended December 31, 2021 to approximately $1.2 million for the year ended December 31, 2022, (c) conference fee expenses increasing by approximately $0.3 million from approximately $0.5 million for the year ended December 31, 2021 to approximately $0.8 million for the year ended December 31, 2022, and (d) salaries and benefits increasing by approximately $0.1 million from approximately $1.2 million for the year ended December 31, 2021 to approximately $1.4 million for the year ended December 31, 2022.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

Years Ended December 31, 2022 and 2021

	2022	2021
Sample manufacturing expenses	$1,392,350	$1,205,437
Salaries and benefits	1,161,696	1,093,717
Travel allowance	123,373	116,266
Depreciation expenses	8,309	8,161
Design expenses	98,068	110,265
Material expenses	27,371	46,103
Other expenses	151,737	145,065
Total	$2,962,904	$2,725,014

The research and development expenses increased by $237,890, or approximately 9%, to $2,962,904 for the year ended December 31, 2022, from $2,725,014 for the year ended December 31, 2021. The increase was mainly due to the increase in salaries and benefits expenses which was mainly attributable to that the pandemic in China had been brought under control and the local government had canceled the social insurance relief policy.

Income from operations

As a result of the factors described above, our income from operations decreased by $15,458,992, or approximately 59%, to $10,801,962 for the year ended December 31, 2022 from $26,260,954 for the year ended December 31, 2021.

Income tax expense

The provision for income taxes decreased by $564,919, or approximately 11%, to $4,713,543 for the year ended December 31, 2022, from $5,278,462 for the year ended December 31, 2021. The decrease was mainly due to the decrease of profit before provision for income taxes in 2021.

Net income

As a result of the factors described above, our net income decreased by $14,771,875, or approximately 71%, to $6,177,704 for the fiscal year ended December 31, 2022 from $20,949,579 for the fiscal year ended December 31, 2021.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through the PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu HK is the Hong Kong dollar and the functional currency of Huada, Yada, Huadong and Guanghui is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation loss for the fiscal year ended December 31, 2022 was $9,155,028, compared to the foreign currency translation gain of $2,083,243 for the fiscal year ended December 31, 2021. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollars.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues increased by $14,976,700, or approximately 17%, to $104,037,710 for the year ended December 31, 2021 from $89,061,010 for the year ended December 31, 2020. The increase was mainly due to the Company’s business expansion, research and development of new products and development of new customers.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenue increased by $12,331,646, or approximately 24%, to $64,232,469 for the year ended December 31, 2021 from $51,900,823 for the year ended December 31, 2020. The increase was mainly attributable to an overall increase in sales during fiscal year 2021.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2022 and 2021, we had cash of $26,736,700, and $8,149,276, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars.

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

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of our Company.

Cash Flow Summary

Years Ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Net Cash (Used in) Provided by Operating Activities	$(9,163,038)	$(54,663)	$5,325,996

Net Cash Used in Investing Activities	(8,620,292)	(833,817)	(16,094,404)

Net Cash Provided by Financing Activities	37,245,500	1,860,234	1,706,750

Effect of Exchange Rate Changes on Cash	(874,746)	(9,812)	218,137

Cash at Beginning of Year	8,149,276	7,187,334	16,030,855

Cash at End of Year	$26,736,700	$8,149,276	$7,187,334

We had a balance of cash of $26,736,700, $8,149,276 and $7,187,334, respectively as of December 31, 2022, 2021, and 2020.

Years Ended December 31, 2022 and 2021

Cash Flow in Operating Activities

Net cash used in operating activities was $9,163,038 for the year ended December 31, 2022, compared to net cash used in operating activities of $54,663 for the year ended December 31, 2021, representing a $9,108,375, or a 16,663% increase, in the net cash inflow used in operating activities. The increase in net cash used in operating activities was primarily due to the following:

a)	Change in bank acceptance receivables was approximately $4.3 million net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in bank acceptance receivables was approximately $6.5 million net cash outflow, which led to approximately $2.2 million decrease in net cash outflow from operating activities;

b)	Change in accounts receivable was approximately $7.1 million net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts receivable was approximately $20.1 million net cash outflow, which led to approximately $12.9 million decrease in net cash outflow from operating activities;

c)	Change in accounts payables was approximately $3.4 million net cash inflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts payables was approximately $4.9 million net cash outflow, which led to approximately $8.3 million increase in net cash inflow from operating activities;

d)	Change in taxes payable was approximately $0.8 million net cash inflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in taxes payable was approximately $0.3 million net cash outflow, which let to approximately $1.1 million increase in net cash inflow from operating activities;

e)	Write-off of the Tai He deposit resulted in approximately $4.8 million and $nil net cash outflow for the year ended December 31, 2022 and 2021, respectively, which led to an approximately $4.8 million increase in net cash outflow from operating activities. During the IPO, the Company entered into a series of agreements (the “Agreements”) with Tai He International Group Limited (“Tai He”), a Hong Kong investment company. Pursuant to the Agreements, Tai He agreed to invest a minimum of $35 million in the IPO subject to the Company making a $7.0 million refundable deposit and advancing a $3.0 million service fee for investor relations and other services payable to Tai He. The Company paid an approximately $4.8 million deposit and $2.3 million service fee to Tai He in 2022. The Company’s affiliates and individual shareholders paid the rest of the agreed amount. Later the Company learned that Tai He did not invest in the IPO or provide services to the Company related to the IPO. The Company is now proactively working to terminate the Tai He Agreements and recover the amount paid to Tai He by the Company. Due to the uncertainty of collection, the Company has written off the approximately $4.8 million deposit and fully expensed the $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022.

f)	Net cash used in operating activities for the year ended December 31, 2022 consisted of net income of approximately $6.2 million, noncash adjustments of approximately $5.1 million. Net cash used in operating activities for the year ended December 31, 2021 consisted of net income of approximately $20.9 million, noncash adjustments of approximately $0.6 million

Cash Flow in Investing Activities

Net cash used in investing activities was $8,620,292 for the year ended December 31, 2022. It consisted of purchases of property and equipment of $2,698,729, long term investment acquisition of $5,944,709 and proceeds from disposal of fixed assets of $23,146.

Net cash used in investing activities was $833,817 for the year ended December 31, 2021. It consisted of purchases of property and equipment of $850,231 and proceeds from disposal of fixed assets of $16,414.

Cash Flow in Financing Activities

For the year ended December 31, 2022, the Company had net cash provided by financing activities of $37,245,500, which consisted of the proceeds from short-term bank loans of $7,579,135, repayments of short-term bank loans of $6,241,641, proceeds from long-term bank loans of $743,052, capital contributed by non-controlling shareholders of $635,310 and proceeds from IPO of $34,529,644.

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

Years Ended December 31, 2021 and 2020

Cash Flow in Operating Activities

Net cash used in operating activities was $54,663 for the year ended December 31, 2021, compared to net cash generated from operating activities of $5,325,996 for the year ended December 31, 2020, representing a $5,380,659, or a 101% decrease, in the net cash inflow generated from operating activities. The decrease in net cash generated from operating activities was primarily due to the following:

a)	Change in bank acceptance receivables was approximately $6.5 million net cash outflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in bank acceptance receivables was approximately $5.8 million net cash outflow, which led to approximately $0.8 million increase in net cash outflow from operating activities;

b)	Change in accounts receivable was approximately $20.1 million net cash outflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in accounts receivable was approximately $13.6 million net cash outflow, which led to approximately $6.5 million increase in net cash outflow from operating activities;

c)	Change in due from related party was approximately $0.4 million net cash inflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in due from related party was approximately $0.2 million net cash outflow, which led to approximately $0.6 million increase in net cash inflow from operating activities;

d)	Change in inventories was approximately $0.1 million net cash inflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in inventory was approximately $0.2 million net cash outflow, which let to approximately $0.3 million decrease in net cash outflow from operating activities; and

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

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of our long-lived assets, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

A full list of our critical accounting estimates is included in Note 2 of our consolidated financial statements included elsewhere in this report.

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

Bank Acceptance Receivables

Bank acceptance receivables are issued by bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. The Company is not lending money, it just sells goods to the customers (customers can pay the purchased goods by cash, accounts receivable or bank acceptance receivables). The receivables mature within one year and are non-interest bearing. As bank acceptance receivables are issued by the banks, payments are guaranteed.

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

Directors and Executive Officers	Age	Position/Title
Yongjun Liu	65	Chairman of the board of directors
Xin Wang	34	Chief Executive Officer and Director
Lianzhang Zhao	55	Chief Financial Officer
Xiaoming E	61	Independent Director
Huijuan Zhao	34	Independent Director
Wenzhang Jia	57	Independent Director

The following is a brief biography of each of our executive officers and directors:

Yongjun Liu - Chairman of the board of directors

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

Xin Wang – Chief Executive Officer and Director

Mr. Xin Wang has been our Chief Executive Officer and Director since December 1, 2022. Prior to his appointment as CEO and director of MHUA, from 2021 to 2022, Mr. Wang was CEO of the Jiangsu Yada. In addition, Mr. Wang served as Vice General Manager of Shanghai New Asia (Group) Co., Ltd., a pharmaceutical company, where he led production management, market expansion, research and development of proprietary Chinese traditional medicines from 2020 to 2021. From 2018 to 2020, Mr. Wang held a key position at Panda Group, Inc., a franchise restaurant corporation based in California, where he was in charge of large commercial projects related to expanding its business operations and upgrading its brand strategy in the U.S. market. In addition, Mr. Wang previously worked as a financial analyst at Morgan Stanley and an area manager at Citibank, N.A., thus providing him insight into global investment banking and U.S. financial markets. Mr. Wang obtained his bachelor’s degree from the University of California Santa Barbara, where he double majored in Financial Mathematics & Statistics Analysis and Computer Science. He also obtained his master’s degree in Actuarial Science in 2012 from University of California Santa Barbara.

We believe that Mr. Wang is qualified to serve as our CEO and a director because of his extensive knowledge and management experience in the area of the financial market and his experience in the pharmaceutical industry.

Lianzhang Zhao– Chief Financial Officer

Mr. Lianzhang Zhao has been our Chief Financial Officer since December 1, 2022. Prior to his appointment as CFO of MHUA, Mr. Lianzhang Zhao was a Senior Partner at Yangzhou Hanrui Accounting Firm, a PRC accounting firm, from 2013 to 2022. Prior to that, from 2000 to 2013, Mr. Zhao served as the chief financial officer of Yangzhou Guolian Garment Factory Co., which is a Sino-U.S. joint venture company in China. Mr. Zhao is a certified public accountant (“CPA”) in China, allowing him to draw on his diverse financial accounting experience across multiple international markets to support MHUA’s financial reporting matters. Mr. Zhao received his bachelor’s degree in Financial Accounting and Economic Management in 1990 from Yangzhou University.

We believe that Mr. Zhao is qualified to serve as our CFO because of his expertise as a CPA and his extensive knowledge and experience in the financial industry.

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

Huijuan Zhao – Independent Director

Ms. Huijuan Zhao has been a director of our Company since December 1, 2022. Ms. Huijuan Zhao served as a member of the management team at Ping’An Bank, where she oversaw services for high net wealth clients and risk control practices from 2019 to 2022. In her prior role as head of marketing and risk control operations at two Jiangsu-based privately owned businesses operating in the business and financial service sectors, positions she held from 2013 to 2019, Ms. Zhao helped build out market expansion and risk control protocols and playbook and played critical supervisory and coaching roles to the growth and expansion of both businesses. She holds a bachelor’s degree in Financial English from Suzhou University, which she received in 2012.

We believe that Ms. Zhao is qualified to serve as director because of her experience in risk control practice. We believe she can provide valuable guidance and oversight to the Company.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Yongjun Liu, our chairman of the board of directors, currently beneficially owns approximately 66.56% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2022 to each of our executive officers and directors:

Name	2022 Compensation
Yongjun Liu	$50,020
Xin Wang (2)	$27,547
Yulin Wang (2)	37,261
Lianzhang Zhao (2)	4,350
Tongying Zhang (1)	$--
Xiaoming E	11,599
Huijuan Zhao (3)	3,625
Wenzhang Jia	--

(1)	The Company had entered into an acting CFO agreement with Cheng Du Milly Bay Consultant Ltd. (“Milly Bay”), pursuant to which Tongying Zhang was assigned by Milly Bay to act as CFO of the Company and the compensation was paid to Milly Bay. Tongying Zhang resigned from her position as our CFO on April 26, 2022. Since that time, Yulin Wang, our then CEO and director, has served as our Interim CFO.

(2)	Following the November 30, 2022 conclusion of the Company’s employment contract with Mr. Yulin Wang, the Company appointed Mr. Xin Wang to serve as the Company’s CEO and Mr. Lianzhang Zhao as the Company’s CFO since December 1, 2022.

(3)

On November 30, 2022, Mr. Xu Han resigned from his position as a member of the board of directors due to personal reasons. On December 1, 2022, the Company appointed Ms. Huijuan Zhao to serve as an independent member of our board of director.

C. Board Practices

Term of Office

Our directors are each appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our articles of association.

Employment Agreement with our Chief Executive Officer and Chief Financial Officer

Following the November 30, 2022 conclusion of the Company’s employment contract with Mr. Yulin Wang, who had served as the Company’s CEO and interim CFO, effective December 1, 2022, the Company appointed Mr. Xin Wang to serve as the Company’s CEO and a director and Mr. Lianzhang Zhao to serve as the Company’s CFO.

In conjunction with his appointment as CEO of MHUA, Mr. Wang entered into a three-year employment agreement with MHUA. In conjunction with his appointment as CFO of MHUA, Mr. Zhao entered into an employment agreement with MHUA.

Directors Service Contracts

On February 18, 2022, we entered into Director Service Agreements (the “Agreements”) with each of our independent directors, Xiaoming E, Xu Han (who resigned from his position as an independent director since November 30, 2022) and Heung Ming Wong (whose service terminated on June 10, 2022). The Agreements each feature a one-year term with annual renewals. Mr. E and Mr. Han would each receive a monthly stipend of ¥8,000 (approximately $1,265) per month during their terms of service. Mr. Wong, who served as the Chairman of the Audit Committee of the board of directors, received a monthly stipend of $2,500 per month during his term of service. In addition, Mr. Wong received options to purchase 1,000 Ordinary Shares of the Company, at an exercise price of $8.90 per share, representing a value of $10,000, as determined by reference to the Company’s IPO price. The options were to vest in equal monthly installments over Mr. Wong’s initial year of service and were exercisable for a term of ten years. Upon annual renewals of his service agreement, Mr. Wong was to receive additional options valued at $10,000, with the number of options granted to be determined with reference to the volume weighted average price for the Company’s Ordinary Shares during the thirty (30) trading days preceding the annual renewal date. We entered into a similar agreement with Mr. Jia following his appointment to the board of directors, and as chair of the Audit Committee, on June 28, 2022, pursuant to which Mr. Jia received $10,000, or 1,886, of our Ordinary Shares, exercisable at $5.30 per share, which was the closing price of our Ordinary Shares on the date of grant and which options vest in substantially equal monthly installments over a period of 12 months. Mr. Jia also receive a cash fee of $2,500 per month during his term of service.

On December 1, 2022, in conjunction with her appointment as a director, Ms. Zhao entered into a letter agreement with the Company outlining the terms of her service as a director. Ms. Zhao, who serves as a member of audit committee and the chairwoman of the nominating committee, will receive a monthly stipend of $2,500 per month during her term of service. In addition, Ms. Zhao will receive stock options to purchase 740 of the Company’s Ordinary Shares, par value $0.0005 per share, at an exercise price of $13.51. The options will vest and become exercisable in equal monthly installments over the course of Ms. Zhao’s initial year of service, that is over a 12 month period.

Committees of the Board

We have established and will maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted the charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wenzhang Jia, Xiaoming E and Huijuan Zhao, and is chaired by Mr. Jia. Wenzhang Jia, Xiaoming E and Huijuan Zhao each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Wenzhang Jia qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Wenzhang Jia, Xiaoming E and Huijuan Zhao, and is chaired by Huijuan Zhao. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee consists of Wenzhang Jia, Xiaoming E and Huijuan Zhao, and is chaired by Huijuan Zhao. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Terms of Directors

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board of directors, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

D. Employees

Employees

We had 626, 622 and 647 full-time employees as of December 31, 2022, 2021 and 2020, respectively. The following table sets forth the number of full-time employees based on category of employment and place of employment as of December 31, 2022:

Function/Department	Yangzhou Huada	Jiangsu Huadong	Jiangsu Yada
Management	12	33	39
Sales and Marketing	9	36	36
Research and Development	0	41	37
Production	68	95	220
Subtotal Total	89	205	332
Total		626

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

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongjun Liu(1)	15,935,000	66.56%
Ordinary Shares	Xin Wang	-	-%
Ordinary Shares	Lianzhang Zhao	-	-
Ordinary Shares	Tongying Zhang	-	-%
Ordinary Shares	Xiaoming E	-	-%
Ordinary Shares	Huijuan Zhao(3)	740	-%
Ordinary Shares	Wenzhang Jia(2)	1,886	-%
Total of All Current Officers and Directors:		15,936,886	66.56%
≥ 5% Beneficial Owners
None.

(1)	Mr. Liu holds these shares through Bright Accomplish Limited, a holding company controlled jointly by Mr. Liu and his wife, Yin Liu.

(2)	Represents options to purchase 1,886 Ordinary Shares of the Company, at an exercise price of $5.30 per share. The options vest in equal monthly installments over Mr. jia’s initial year of service and are exercisable for a term of ten years. As of the date of this report, no options are vested.

(3)	Represents options to purchase 740 Ordinary Shares of the Company, at an exercise price of $13.51 per share. The options vest in equal monthly installments over Ms. Zhao’s initial year of service and are exercisable for a term of ten years. As of the date of this report, no options are vested.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Except for the transactions set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Transaction with Yangzhou Meihua Import and Export Co., Ltd.

We sell products at market price to Yangzhou Meihua Import and Export Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2022 and 2021, the sales amount was $18,780 and $51,750, respectively, and as of December 31, 2022 and December 31, 2021, the amount due from Yangzhou Meihua Import and Export Co., Ltd. both were nil. The main business of Yangzhou Meihua Import and Export Co., Ltd. is the import and export of medical consumables, and the main types of products it purchases from the Company are dressing wounds and wiping wounds, Yang Ke Tou (Suction tube), disposable urinary swab, disposable umbilical cord clamp, disposable suction connection pipe, disposable medical gauze, medical urine cup, medical disinfection dressing surgical kit and round head steel needles.

Transaction with Yangzhou Yada Powder Metallurgy Co., Ltd.

We sell products at market price to Yangzhou Yada Powder Metallurgy Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2022 and 2021, the sales amount was $nil and $347,737, respectively, and as of December 31, 2022 and December 31, 2021, the amount due from Yangzhou Yada Powder Metallurgy Co., Ltd. both were nil. The main business of Yangzhou Yada Powder Metallurgy Co., Ltd. is gear and metal accessories processing, and the main types of products it purchases from the Company are One-way seat fittings, Gear 2 accessories, Gear 3 accessories, Steel needle, Crank fittings, Universal joint seat fittings, Cylindrical pin, Axle sleeve, Axle pin and Bevel gear fittings.

Transaction with Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.

We sell products at market price to Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2022 and 2021, the sales amount was $10,416 and $176,414, respectively, and as of December 31, 2022 and December 31, 2021, the amount due from Xinya Pharmaceutical Hanjiang Co., Ltd. both were nil. The main business of Shanghai Xinya Pharmacy Hanjiang Co., Ltd. is drug production and sales, and the main types of products it purchases from the Company are oral solid medical high-density polyethylene bottles and disposable masks.

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

Legal Proceedings

See Item 4 –B “Business Overview” above, under “Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares is listed on the Nasdaq Global Market and trade under the symbol “MHUA.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

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

The registration of transfers of our Ordinary Shares may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board of directors may determine.

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

Redemption of Shares. The Companies Act and our amended and restated articles of association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our amended and restated memorandum and articles of association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our articles of association and provided the necessary shareholders or board of director approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

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

D. Exchange Controls

Cayman Islands Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Ordinary Shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no material Cayman Islands laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our Ordinary Shares. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Ordinary Shares.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

I. Subsidiary Information

See “Item 4.A, Information on the Company – History and Development of the Company” above.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 8.23% and 2.34% for the year ended December 31, 2022 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

As of the date of this annual report, we had the following warrants and options outstanding:

Our independent director, Wenzhang Jia, holds options to purchase 1,886 Ordinary Shares of the Company, exercisable at a price of $5.30 per share, which options vest in equal monthly installments over the course of Mr. Jia’s initial year of service and are exercisable for a term of 10 years.

Our independent director, Huijuan Zhao, holds options to purchase 740 Ordinary Shares of the Company, exercisable at a price of $13.51 per share, which options vest in equal monthly installments over the course of Ms. Zhao’s initial year of service and are exercisable for a term of 10 years.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness. We plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. Finally, we intend to use approximately $1,000,000 from the net proceeds of our recent IPO to improve the internal control system, including adopting ERP system (Enterprise Resource Planning Administration) and robot management.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

C. Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer and an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

D. Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Wenzhang Jia, Xiaoming E and Huijuan Zhao. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Wenzhang Jia is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets Nasdaq’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on August 10, 2021. During the fiscal year ended December 31, 2022, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2022	2021
Audit Fees*	$522,272	$220,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Meihua International Medical Technologies Co., Ltd., dated November 10, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.2	Amended and Restated Articles of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.3	Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
2.2	Description of Securities*
4.1	Share Exchange Agreement by and among Meihua International Medical Technologies Co., Ltd., Kang Fu International Medical Co., Limited, and shareholders of Kang Fu International Medical Co., Limited, dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.2	English Translation of Employment Agreement between Meihua International Medical Technologies Co., Ltd. and its CEO Yulin Wang (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
4.3	English Translation of Form of Sales Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our customer (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.4	English Translation of Form of Purchase Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our supplier (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.5	English Translation of Form of Distributor Purchase Agreement between Jiangsu Yada Technology Group Co., Ltd and our distributor (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.6	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as borrower, and Bank of Communications Limited Yangzhou Branch as lender, dated August 24, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.7	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yongjun Liu as borrowers and Agricultural Bank of China Yangzhou Runyang Branch as lender, and Mortgage Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as mortgagor and Agricultural Bank of China Yangzhou Runyang Branch as mortgagee, dated December 3, 2019 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.8	English Translation of Lease Agreement between Zhu Yi and Yangzhou Huada Medical Device Co., Ltd, dated November 20, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.9	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.10	English Translation of Lease Agreement between Yangzhou Huada Medical Device Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.11	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Jiangsu Yada Technology Group Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.12	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.13	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.14	English Translation of Agreement of Persons Acting-in-concert (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.15	Collaboration Agreement with Zhong Jiang (Incorporated by reference to Registration Statement on Form F-1/A filed August 31, 2021)
4.16	Form of Indemnification Escrow Agreement [0](Incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.17	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement) (Incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)

4.18	Director Service Agreement with Heung Ming Wong (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.19	Director Service Agreement with Xiaoming E (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.20	Director Service Agreement with Xu Han (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.21	Form of Director Service Agreement with Wenzhang Jia (Incorporated by reference to Current Report on Form 6-K filed June 28, 2022)
4.22	Form of Indemnification Agreement with the Meihua International Medical Technologies Co., Ltd. directors and officers (Incorporated by reference to Current Report on Form 6-K filed February 28, 2023)
4.23	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Xin Wang. (Incorporated by reference to Exhibit 10.1 of Current Report on Form 6-K filed December 5, 2022)
4.24	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Lianzhang Zhao. (Incorporated by reference to Exhibit 10.2 of Current Report on Form 6-K filed December 5, 2022)
4.25	Director Offer Letter, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Huijuan Zhao. (Incorporated by reference to Exhibit 10.3 of Current Report on Form 6-K filed December 5, 2022)
4.26	Form of Indemnification Agreement with Registrant’s Directors and Officers (Incorporated by reference to Exhibit 99.1 of Current Report on Form 6-K filed February 28, 2023)
8.1	List of Subsidiaries (Incorporated by reference to Exhibit 8.1 of Annual Report on Form 20-F filed July 29, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
13.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
99.1	Earnings Press Release, dated April 14, 2023*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 14, 2023	MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES Limited

/s/ Xin Wang
Xin Wang Chief Executive Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Meihua International Medical Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meihua International Medical Technologies Co., Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on the entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Kreit & Chiu CPA LLP

(Formerly Paris, Kreit & Chiu CPA LLP)

We have served as the Company's auditor since 2022.

New York, New York

April 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Meihua International Medical Technologies Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Meihua International Medical Technologies Co., Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(US$, except share data or otherwise noted)

	2022	2021

Assets
Current Assets
Cash	$26,736,700	$8,149,276
Bank acceptance receivables	22,085,846	19,379,845
Accounts receivable	68,945,792	67,101,297
Inventories	1,122,038	1,251,393
Prepayment and other current assets	16,428,779	1,394,539
Total current assets	135,319,155	97,276,350

Property, plant and equipment	8,758,047	7,477,744
Intangible assets	497,600	562,001
Investment	6,669,655	941,531
Other noncurrent assets	12,333,122	-
Deposits	-	30,599,755
Total assets	$163,577,579	$136,857,381

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Short-term bank borrowings	$6,089,428	$5,178,420
Accounts payable	16,096,165	20,981,041
Taxes payable	1,131,276	2,082,252
Accrued expenses and other current liabilities	856,698	847,066
Total current liabilities	24,173,567	29,088,779

Long term loan	724,932	-
Total liabilities	24,898,499	29,088,779

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 23,940,000 and 20,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	11,970	10,000
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022 and 2021	-	-
Additional paid-in capital	42,967,006	9,716,484
Statutory surplus reserves	15,665,860	15,178,467
Retained earnings	83,330,239	77,574,663
Accumulated other comprehensive income (loss)	(3,852,138)	5,288,988
Total shareholders’ equity	138,122,937	107,768,602
Non-controlling interest	556,143	-
TOTAL EQUITY	138,679,080	107,768,602

Total liabilities and shareholders’ equity	$163,577,579	$136,857,381

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2022, 2021 and 2020

(US$, except share data or otherwise noted)

	For the Years Ended December 31,
	2022	2021	2020
Revenues
Third party sales	$103,317,145	$103,461,809	$88,244,403
Related party sales	29,196	575,901	816,607
Total revenues	103,346,341	104,037,710	89,061,010
Cost of revenues	65,247,864	64,232,469	51,900,823

Gross profit	38,098,477	39,805,241	37,160,187

Operating expenses
Selling	7,109,524	6,457,801	6,624,332
General and administrative	12,468,551	4,361,472	4,577,570
Research and development	2,962,904	2,725,014	2,492,059
Written-off Tai He deposit	4,755,536	-	-
Total operating expenses	27,296,515	13,544,287	13,693,961

Income from operations	10,801,962	26,260,954	23,466,226

Other (income) expense:
Interest expense	194,667	180,744	137,160
Interest income	(63,725)	(23,855)	(36,583)
Currency exchange gain	(273,432)	(174,413)	(393,478)
Other expense, net	53,205	50,437	25,551
Total other (income) expenses	(89,285)	32,913	(267,350)

Income before income tax provision	10,891,247	26,228,041	23,733,576
Income taxes expense	4,713,543	5,278,462	4,688,321
Net income	6,177,704	$20,949,579	$19,045,255
Net loss attributable to non-controlling interests	(65,265)	-	-
Net income attributable to shareholders	6,242,969	20,949,579	19,045,255

Foreign currency translation adjustment – gain / (loss)	(9,155,028)	2,083,243	4,759,973
Comprehensive (loss) income	$(2,977,324)	$23,032,822	$23,805,228
Comprehensive loss attributable to non-controlling interests	(79,167)	-	-
Comprehensive (loss) income attributable to shareholders	(2,898,157)	23,032,822	23,805,228

Weighted average number of ordinary shares - basic and diluted	23,411,068	20,000,000	20,000,000

Basic & diluted net income per ordinary share	$0.27	$1.05	$0.95

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2022, 2021 and 2020

(US$, except share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Ordinary shares subscribed	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total Equity
Balance as of December 31, 2019	18,575,000	$9,288	$8,100,225	$344,739	$13,308,334	$39,449,962	$(1,554,228)	-	$59,658,320
								-
Share issuance	1,425,000	712	1,616,259	-	-	-	-	-	1,616,971
								-
Ordinary shares subscribed	-	-	-	(344,739)	-	-	-	-	(344,739)
								-
Net income	-	-	-	-	-	19,045,255	-	-	19,045,255

Appropriation of statutory reserve	-	-	-	-	1,870,133	(1,870,133)	-	-	-

Currency translation adjustment	-	-	-	-	-	-	4,759,973	-	4,759,973
Balance as of December 31, 2020	20,000,000	$10,000	$9,716,484	-	$15,178,467	$56,625,084	$3,205,745	-	$84,735,780

Net income	-	-	-	-	-	20,949,579	-	-	20,949,579

Currency translation adjustment	-	-	-	-	-	-	2,083,243	-	2,083,243

Balance as of December 31, 2021	20,000,000	$10,000	$9,716,484	-	$15,178,467	$77,574,663	$5,288,988	-	$107,768,602
Ordinary shares subscribed	3,940,000	1,970	33,250,522	-	-	-	-	-	33,252,492
Shareholders’ contribution	-	-	-	-	-	-	-	635,310	635,310
Net income	-	-	-	-	-	6,242,969		(65,265)	6,177,704
Appropriation of statutory reserve	-	-	-	-	487,393	(487,393)
Currency translation adjustment	-	-	-	-	-		(9,141,126)	(13,902)	(9,155,028)

Balance as of December 31, 2022	23,940,000	11,970	42,967,006	-	15,665,860	83,330,239	(3,852,138)	556,143	138,679,080

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(US$)

	For the Year Ended December 31
	2022	2021	2020
Cash Flows from operating activities:
Net income	$6,177,704	$20,949,579	$19,045,255
Adjustments for items not affecting cash:
Depreciation	541,265	595,522	497,238
Amortization	22,196	26,951	26,195
Net loss from disposal of property, plant and equipment	25,023	15,281	2,852
Written-off Tai He deposit	4,755,536	-	-
Currency exchange (gain) loss	(273,432)	-	-
Changes in operating assets and liabilities:			-
Bank acceptance receivables	(4,284,515)	(6,533,717)	(5,764,940)
Accounts receivable	(7,121,889)	(20,065,904)	(13,644,830)
Inventories	35,027	105,121	(219,787)
Prepayments and other assets	(4,932,145)	(861,799)	(367,249)
Due from related parties	-	396,583	(222,504)
Accounts payable	(3,371,275)	4,908,971	5,341,710
Taxes payable	(812,412)	288,659	598,105
Accrued expenses and other current liabilities	75,879	120,090	102,749
Due to related parties	-	-	(68,798)
Net cash (used in) provided by operating activities	(9,163,038)	(54,663)	5,325,996

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,698,729)	(850,231)	(3,808,259)
Payments for long-term deposits for buildings	-	-	(12,311,347)
Long term investment	(5,944,709)	-	-
Proceeds from disposal of property, plant and equipment	23,146	16,414	25,202
Net cash used in investing activities	(8,620,292)	(833,817)	(16,094,404)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	7,579,135	6,510,820	4,359,665
Proceeds from long-term bank loans	743,052	-	-
Capital contributed by non-controlling shareholders	635,310	-	-
Proceeds from initial public offering	34,529,644	-	-
Proceeds from issuance of shares		-	1,272,232
Repayments of short-term bank borrowings	(6,241,641)	(4,650,586)	(3,925,147)
Net cash provided by financing activities	37,245,500	1,860,234	1,706,750

Effect of foreign exchange rate changes	(874,746)	(9,812)	218,137
Net increase (decrease) in cash	18,587,424	961,942	(8,843,521)
Cash, beginning of year	8,149,276	7,187,334	16,030,855
Cash, end of year	$26,736,700	$8,149,276	$7,187,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$194,667	$180,744	$137,160
Income taxes	$5,703,288	$5,042,816	$4,362,169

Non-cash transactions
Shareholder contribution through deferred cost	1,277,152

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Principal Activities:

Meihua International Medical Technologies Co., Ltd. (“Meihua”) was incorporated on November 10, 2020 in the Cayman Islands. It is a holding company with no operations. Meihua produces and sells medical consumables through its wholly owned subsidiaries located in People’s Republic of China (“PRC” or “China”). Below is Meihua’s organizational chart, as well as a description of the ownership structure.

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
Meihua International Medical Technologies Co., Ltd. (“Meihua”)	Cayman	Parent	November 10, 2020	Investment holding

康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding

扬州华达医疗器械有限公司 Yangzhou Huada Medical Equipment Co., Ltd. (“Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales

江苏亚达科技集团有限公司 Jiangsu Yada Technology Group Co., Ltd. (“Yada”)	Yangzhou	100% by Huada	December 5, 1991	Medical Equipment Sales

江苏华东医疗器械实业有限公司 Jiangsu Huadong Medical Device Industry Co., Ltd. (“Huadong”)	Yangzhou	100% by Yada	November 18, 2000	Medical Equipment Sales

扬州光辉医疗科技有限公司 Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”)	Yangzhou	100% by Huadong	December 22, 2020	Medical Equipment Sales

海南国械医疗科技有限公司 Hainan GuoxieTechnology Group Co. Ltd. (“Hainan Guoxie”)	Hainan	55% by Kang Fu	October 07,2021	Medical Equipment Sales

Kang Fu was incorporated on October 13, 2015 with a registered capital of HKD 53,911,815 ($6,911,771). Kang Fu is a holding company with no operations. The following operating entities (Huada, Yada and Huadong) are all directly and indirectly 100% owned by Kang Fu for all the periods presented.

Huada is a subsidiary wholly owned by Kang Fu and established in Yangzhou, China on December 24, 2001 with a registered capital of $ 17,193,021.

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

Hainan Guoxie is a subsidiary 55% owned by Kang Fu and established in Hainan, China on October 07, 2021 with a registered capital of RMB100,000,000.

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

The Acting-in-Concert Agreement that establishes the common control between Meihua International and Kang Fu is treated as though it was effective for all periods presented as during the years presented in these financial statements, the control of the entities has never changed (always under the control of Yongjun Liu and Yin Liu who are a couple). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2020, the results of these subsidiaries are included in the financial statements for all periods.

After the restructuring, Meihua holds 100% ownership of Kang Fu and has 80,000,000 ordinary shares and 20,000,000 preferred shares authorized, 18,575,000 ordinary shares and nil preferred share issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the restructuring, which is accounted for retroactively as if it occurred on January 1, 2020, and the equity has been restated to reflect the change as well.

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

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all accounts of Meihua and its subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All inter-company transactions have been eliminated.

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

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of December 31, 2022, non-controlling interests represent one non-controlling shareholders’ proportionate share of equity interests in Hainan Guoxie.

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

Transactions denominated in currencies other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

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

	For the Years Ended December 31
	2022	2021	2020
Period Ended spot	US$1=RMB 6.8972	US$1=RMB 6.3726	US$1=RMB 6.5250
Period Average	US$1=RMB 6.7290	US$1=RMB 6.4508	US$1=RMB 6.9042

The exchanges rates used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for both the years ended December 31, 2022, 2021 and 2020.

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of December 31, 2022 and 2021 substantially all the Company’s cash were held in major financial institutions located in Hong Kong and the PRC, which management considers to be of high credit quality.

As of December 31, 2022, two customers accounted for approximately 27.63% and 10.97% of the Company’s total revenues. As of December 31, 2021, two customers accounted for approximately 21.91% and 11.26% of the Company’s total revenues.

As of December 31, 2022, two customers accounted for approximately 27.73% and 13.14% of the Company’s accounts receivable. As of December 31, 2021, three customers accounted for approximately 25.88%, 11.41% and 10.25%, respectively, of the Company’s accounts receivable.

For the years ended December 31, 2022, one supplier accounted for approximately 11.93% of the Company’s total purchases There were no suppliers that individually represented greater than 10% of the total purchase of the Group for the years ended December 31, 2021 and 2020.

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

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2022 and 2021.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2022 and 2021.

Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Bank Acceptance Receivables

Bank acceptance receivables are issued by bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. The Company is not lending money, it just sells goods to the customers (customers can pay the purchased goods by cash, accounts receivable or bank acceptance receivables). The receivables mature within one year, and are non-interest bearing. As bank acceptance receivables are issued by the banks and payments are guaranteed. The Company has not discounted any bank acceptances and there was no endorsed bank acceptances that are unmatured as of December 31, 2022. The Company collected approximately $9.6 million as of March 31, 2023.

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

The Company historically has not had material bad debts in accounts receivable. There were no bad debt expenses related to accounts receivable for the years ended December 31, 2022, 2021 and 2020 and there was no provision for doubtful accounts as of December 31, 2022 and 2021.

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Manufactured inventories included cost of materials, labor and overhead expenses. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories as of December 31, 2022 and 2021.

Prepayment and other current assets

As of December 31, 2022 and 2021, prepayment and other current assets were $16,428,779 and $1,394,539.

Prepayment and other assets primarily consist of deferred IPO costs, loans to third-parties, refundable tax credits and receivables, security deposits made to customers, advances to employees and land use right receivable, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the utilization or refund of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for doubtful accounts amounted to nil as of December 31, 2022 and 2021.

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs has been charged against the gross proceeds of the IPO in 2022 (see Note 14).  Deferred IPO costs primary include specific legal, audit and professional consulting costs.  As of December 31, 2022 and 2021, the deferred IPO costs were $nil and $1,277,152, respectively.

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2022, 2021 and 2020. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

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

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

On December 1, 2022, Huadong invested RMB 40 million into Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”), and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2022, the investment gain from Zhongxiangxin was $290.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For the years ended December 31, 2022, 2021 and 2020, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue which is recorded in VAT payable. The Company is subject to a VAT rate of 13%. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

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

Revenue Disaggregation

The Company’s disaggregated revenues are represented by two categories which are type of goods and type of customers.

Type of Goods

	For the year ended December 31,
	2022	2021	2020
	US$	US$	US$
Self-Manufactured Products	50,514,976	48,059,165	44,473,076
Resales of Sourced Disposable Medical Devices from Third Party Manufacturers	52,831,365	55,978,545	44,587,934
Total Revenue	103,346,341	104,037,710	89,061,010

Type of Customers

	For the year ended December 31,
	2022	2021	2020
	US$	US$	US$
Direct sales	9,465,644	9,499,748	9,430,082
Distributors	93,880,697	94,537,962	79,630,928
Total Revenue	103,346,341	104,037,710	89,061,010

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

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $95,432, $21,498 and $53,770 for the years ended December 31, 2022, 2021 and 2020, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $2,962,904, $2,725,014 and $2,492,059 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Company has disclosed the type of revenue by government category as follows.

	December 31, 2022			December 31, 2021			December 31, 2020
	US$			US$			US$
Category	Produced	Purchased	Total	Produced	Purchased	Total	Produced	Purchased	Total
Class I	7,463,707	8,572,512	16,036,219	6,151,443	7,331,962	13,483,405	5,181,532	6,155,223	11,336,755
Class II	37,229,199	36,177,490	73,406,689	36,788,116	41,313,745	78,101,861	35,863,806	33,573,351	69,437,157
Class III	1,189,906	1,863,990	3,053,896	1,094,957	2,291,899	3,386,856	758,525	2,355,768	3,114,293
Others	4,632,164	6,217,373	10,849,537	4,024,649	5,040,939	9,065,588	2,669,213	2,503,592	5,172,805
Total	50,514,976	52,831,365	103,346,341	48,059,165	55,978,545	104,037,710	44,473,076	44,587,934	89,061,010

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		December 31,	December 31,	December 31,
		2022	2021	2020
Category	Products	US$	US$	US$
Class I	Eye drops bottle	2,583,231	2,398,222	2,466,978
	Oral medicine bottle	3,965,345	3,263,135	2,200,569
	Anal bag	837,328	739,376	554,859
	Other Class I	8,650,315	7,082,672	6,114,349
Subtotal-Class I		16,036,219	13,483,405	11,336,755
Class II	Masks	410,163	600,534	9,632,150
	Identification tape	12,262,269	15,049,686	11,617,668
	Disposable medical brush	8,337,650	8,493,760	6,353,649
	Gynecological inspection kits	7,571,089	8,752,617	4,924,689
	Surgical kit	4,830,930	4,754,769	3,383,215
	Medical brush	5,231,299	4,130,703	3,635,190
	Medical kit	4,066,663	5,037,054	3,429,371
	Other Class II	30,696,626	31,282,738	26,461,225
Subtotal-Class II		73,406,689	78,101,861	69,437,157
Class III	Electronic pump	142,828	246,819	292,211
	Anesthesia puncture kit	539,615	430,288	438,047
	Disposable infusion pump	280,081	278,734	335,632
	Infusion pump	367,652	309,746	196,686
	Electronic infusion pump	44,812	291,725	185,030
	Laparoscopic trocar	139,284	219,901	134,585
	Other Class III	1,539,624	1,609,643	1,532,102
Subtotal-Class III		3,053,896	3,386,856	3,114,293
Others		10,849,537	9,065,588	5,172,805
Total		103,346,341	104,037,710	89,061,010

For the years ended December 31, 2022, 2021 and 2020, revenues and assets within PRC contributed over 99.5% of the Company’s total revenues and assets.

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

In fiscal year 2020, COVID-19 had a significant impact on our business and results of operations as the sales volume of masks rose sharply while the sales of products other than masks declined due to an overall decrease in market demand. In fiscal year 2021, with the stable control of the domestic epidemic in China, the market of masks was no longer in urgent shortage compared to the same period in 2020, and the production of epidemic prevention products resumed more normal production levels. In general, with the precise control of the epidemic in China, our production and operations have recovered smoothly, and the demand for other products has increased gradually. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread.

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

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

In February 2016, FASB issued ASU No. 2016–02, Leases (Topic 842), ASC 842, and subsequently amended the guidance relating largely to transition considerations under the standard in July 2018. The new guidance, which creates new accounting and reporting guidelines for leasing arrangements, requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The amendments in ASU 2019-01 amend Topic 842 and the effective date of those amendments is for fiscal years beginning December 15, 2019, and interim periods within those fiscal years for public business entities. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2021. For the year ended December 31, 2022, the Company only had an operating lease of office space from January 1, 2022 to December 31, 2022, and the Company did not have any finance lease. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for public business entities for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

3. Prepayments and other assets

Prepayments and other current assets consist of the following:

	December 31, 2022	December 31, 2021
	US$	US$
Other receivable	239,148	117,389
Prepaid tax	250,410	-
Prepaid for land use right (1)	15,948,501	-
Prepaid for property (2)	12,323,842	-
Deferred IPO cost	-	1,277,150
Total	28,761,901	1,394,539
Less: non-current portion	12,333,122	-
Prepayments and other current assets	16,428,779	1,394,539

(1)	On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million ($7.25 million) and RMB 60 million ($8.70 million), respectively, in 2018 and 2019 according to the agreement. As a result of COVID-19, the land use right had not been transferred to the Company as scheduled. Both parties agreed to cancel the transaction and the funds that were prepaid for land use right will be returned to the Company before December 31, 2023. The balance was reclassified from deposits to prepayments and other current assets. (see Note 8)

(2)	On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million ($12.32 million). As a result of COVID-19, the factory building had not been completed as scheduled. Both parties agreed to cancel the transaction and that the deposit for the building would be returned to the Company on or before December 31, 2025, with such deposit accumulating interest at an annual interest rate of 3.5%. The balance was reclassified from deposits to prepayments and other current assets. (see Note 8)

4. Inventories

Inventories consist of the following:

	December 31, 2022	December 31, 2021
	US$	US$
Raw material	177,474	305,408
Work-in-process	343,795	224,694
Finished goods	560,119	682,699
Low-value consumables	40,650	38,592
Total	1,122,038	1,251,393

For the years ended December 31, 2022, 2021 and 2020, there were no writes-down of inventories.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2022	December 31, 2021
	US$	US$
Buildings	7,343,492	9,552,700
Machinery and equipment	2,732,336	2,897,846
Motor vehicles	678,112	574,006
Electronic equipment	238,856	239,005
Office equipment	43,413	46,987
Inspection equipment	104,993	94,683
Construction in progress	1,394,146	657,880
Total	12,535,348	14,063,107
Less: accumulated depreciation	3,777,301	6,585,363
Property and equipment, net	8,758,047	7,477,744

Depreciation expense was $541,265, $595,522 and $497,238 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, the Company pledged buildings to secure bank borrowings to the Company as disclosed in Note 8.

6. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2022	December 31, 2021
	US$	US$
Land use rights	752,887	814,865
Patents	28,997	31,384
Software	9,424	10,201
Trademarks	121,789	131,814
Total	913,097	988,264
Less: accumulated amortization	415,497	426,263
Intangible assets, net	497,600	562,001

Amortization expense was $22,196, $26,951 and $26,195 for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2023	$15,058
2024	15,058
2025	15,058
2026	15,058
2027	15,058
Thereafter	422,310
$497,600

As of December 31, 2022 and 2021, the Company pledged land use rights to secure bank borrowings to the Company as disclosed in Note 8.

7. Investment

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

On December 1, 2022, Huadong invested RMB 40 million into Zhongxiangxin, and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the year ended December 31, 2022, the investment gain from Zhongxiangxin was $290.

For the years ended December 31, 2022, 2021 and 2020, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

8. Deposits

	December 31, 2022	December 31, 2021
	US$	US$
Deposits for land use right	-	17,261,400
Deposits for buildings	-	13,338,355
Total	-	30,599,755

On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million ($7.85 million) and RMB 60 million ($9.42 million), respectively, in 2018 and 2019 according to the agreement. This contract is terminated and the payment is to be recovered. The balance was reclassified to prepayments and other current assets. (see Note 3)

On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million ($13.34 million). This contract is terminated and the payment is to be recovered. The balance was reclassified to prepayments and other noncurrent assets. (see Note 3)

During the IPO, the Company entered into a series of agreements with Tai He International Group Limited (“Tai He”), a Hong Kong investment company. Pursuant to the agreements, Tai He agreed to invest a minimum of $35 million in the IPO subject to the Company making a $7.0 million refundable deposit and advancing a $3.0 million service fee for investor relations and other services payable to Tai He. The Company paid approximately $4.8 million to Tai He in 2022. The Company’s affiliates and individual shareholders paid the rest of the agreed amount. Later the Company learned that Tai He did not invest in the IPO or provide any service to the Company. The Company is now proactively working to terminate the Tai He Agreements and recover the amount paid to Tai He by the Company. Due to the uncertainty of collection, the Company has written off the approximately $4.8 million deposit and fully expensed the $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022.

9. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of December 31, 2022 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Bank of Communications	Huadong	3.55%	3/9/2022	1/19/2023	4,000,000	579,946
Agricultural Bank of China	Huadong	3.40%	12/8/2022	12/7/2023	9,000,000	1,304,877
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	2/17/2022	3/2/2023*	5,000,000	724,932
Bank of China	Huadong	3.55%	3/9/2022	1/19/2023*	5,000,000	724,932
Agricultural Bank of China	Yada	3.60%	12/8/2022	12/6/2023*	10,000,000	1,449,864
Industrial and Commercial Bank of China	Yada	3.70%	2/18/2022	2/21/2023*	9,000,000	1,304,877
Total					42,000,000	6,089,428

*	These loans were renewed upon maturity.

Short-term bank borrowings as of December 31, 2021 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Bank of Communications	Huadong	3.70%	11/1/2021	10/19/2022	5,000,000	784,610
Agricultural Bank of China	Huadong	3.70%	11/3/2021	11/3/2022	9,000,000	1,412,296
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	2/25/2021	2/17/2022	5,000,000	784,609
Bank of China	Huadong	3.80%	3/3/2021	3/2/2022	5,000,000	784,609
Industrial and Commercial Bank of China	Yada	3.85%	2/19/2021	2/18/2022	9,000,000	1,412,296
Total					33,000,000	5,178,420

Interest expense was $191,198, $180,744 and $137,160 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu, Kai Liu and its subsidiary Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	December 31, 2022	December 31, 2021
	US$	US$
Buildings, net	2,777,379	2,499,131
Land use right, net	96,416	294,582
Total	2,873,795	2,793,713

10. Long-term bank loan

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Bank of Communications	Huadong	3.50%	11/3/2022	4/25/2024	5,000,000	724,932
Total					5,000,000	724,932

On November 3, 2022, the Company signed a loan agreement with Bank of Communications to obtain a two-year loan of RMB 5 million ($724,932). The loan bears a floating interest rate of a benchmark rate (3.50%). Huada mortgages the property and land for guaranteed repayment of the loan. The principal shall be repaid on April 25, 2024.

Interest expense was $3,468, nil and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

11. Taxes Payable

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2021
	US$	US$
VAT payable	380,926	488,443
Income tax payable	690,824	1,521,767
Other tax payable	59,526	72,042
Total	1,131,276	2,082,252

12. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Kang Fu is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2022, 2021 and 2020.

PRC

Provisions for income tax are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	US$	US$	US$
Provisions for current income tax	4,713,543	5,278,462	4,688,321
Provisions for deferred income tax	-	-	-
Total	4,713,543	5,278,462	4,688,321

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2022, 2021 and 2020, respectively:

	2022	2021	2020
	US$	US$	US$
Income before income tax provision	18,129,648	26,228,041	23,733,576
Tax at the PRC EIT tax rates	3,758,113	5,605,035	4,724,933
Other	37,169	(13,086)	(28,392)
Tax effect of non-deductible expenses	1,660,869	226,222	313,006
Tax effect of R&D expenses additional deduction*	(742,608)	(539,709)	(321,226)
Income tax expense	4,713,543	5,278,462	4,688,321

*	According to PRC tax regulations, an additional of 100% of current year R&D expenses may be deducted from tax income.

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

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Huada, Yada and Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Huada, Yada and Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2022, the Company has determined that the undistributed earnings in Huada, Yada and Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

13. Commitments and Contingencies

Operating lease

The Company has an operating lease to rent an office space in Shanghai. The lease term is 12 months, with the option to renew annually. Rent expense was $7,515, $7,839 and $7,324 and is included in general and administrative expenses for the years ended December 31, 2022, 2021 and 2020, respectively. The Company has renewed the same operating lease with a term from January 1, 2023 to December 31, 2023, with all other lease contents remaining the same.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2022, 2021 and 2020.

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

On February 4, 2022, Macias Gini & O’Connell, LLP (“Plaintiff”) initiated a lawsuit in San Francisco Superior Court. Plaintiff, a certified public accounting firm based in the U.S., was hired by Kang Fu International Medical Co, and subsequently by Meihua International Medical Technologies Co, Ltd. (collectively, “Meihua”), to audit Meihua’s consolidated financial statements for the 2018 and 2019 calendar years. Plaintiff seeks damages from Meihua for its alleged failure to pay for services rendered in the amount of $210,000, plus interest and attorneys’ fees. Although Meihua denies plaintiff’s allegations, on August 29, 2022, Meihua provided an initial settlement offer to Plaintiff. To date, Plaintiff has not substantively responded. The Court has set and continued multiple case management conferences based on Plaintiff’s requests for continuances while the parties attempt to informally resolve the matter. No contingent liability has been recognized in relation to this matter since the outcome of the litigation is highly uncertain.

14. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2022 and 2021, the Company did not have a discretionary surplus reserve. As of December 31, 2022, all of the Company’s PRC subsidiaries reserves had reached 50% of their registered capital threshold and, as a result, the Company stopped being required to allocate after-tax profits to this reserve.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $15,665,860 and $15,178,467 as of December 31, 2022 and 2021, respectively.

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

15. Related Party Transactions and Balances

Related Parties:

Name of related parties	Relationship with the Company
Yangzhou Yada Powder Metallurgy Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu
Jiangsu Zhida Pharmaceutical Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu

Related Party Sales

The Company sells products to its related parties and the sales amount from related parties for 2022, 2021 and 2020 are as follows:

Sales:

	For the Year Ended December 31,
Name of related party	2022	2021	2020
Yangzhou Meihua Import and Export Co., Ltd.	$18,780	$51,750	$71,885
Yangzhou Yada Powder Metallurgy Co., Ltd.	-	347,737	669,583
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	10,416	176,414	67,101
Jiangsu Zhida Pharmaceutical Co., Ltd.	-	-	8,038
Total	$29,196	$575,901	$816,607

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2022, through the date the consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

Bank borrowing

As the date these consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $2,609,755 (RMB 18 million) with interest rates ranging from 3.45-3.95% and has bank loan repayment of $2,609,755 (RMB 18 million).

New bank borrowing

Subsequent new bank borrowings consisted of the following:

Lender	Company	Rate	Issuance Date	Collateral/Security	Amount-RMB	Amount-USD
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	1/30/2023	Yada, Yongjun Liu	5,000,000	724,932
Industrial and Commercial Bank of China	Yada	3.45%	2/17/2023	Properties of Yada	9,000,000	1,304,877
Bank of Communications	Huadong	3.50%	1/19/2023	Yongjun Liu, Yin Liu, Yada	4,000,000	579,946
Total					18,000,000	2,609,755

Repayment

Subsequent repayments on bank borrowings consisted of the following:

Lender	Company	Rate	Repayment Date	Collateral/Security	Amount-RMB	Amount-USD
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	1/31/2023	Yada, Yongjun Liu	5,000,000	724,932
Bank of Communications	Huadong	3.55%	1/13/2023	Yongjun Liu, Yin Liu, Yada	4,000,000	579,946
Industrial and Commercial Bank of China	Yada	3.70%	2/16/2023	Properties of Yada	9,000,000	1,304,877
Total					18,000,000	2,609,755