Form 20-F/A
period 2022-12-31
Meihua International Medical Technologies Co., Ltd.
filed 2023-07-03
CIK 1835615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2023 (the “Original Annual Report”), for the purpose of providing additional disclosures concerning the fact that we are a Cayman Islands holding company, that our operating subsidiaries are based in the People’s Republic of China, and adding additional risk factor disclosures related thereto.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on April 14, 2023.

Annual Report on Form 20-F

Year Ended December 31, 2022

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“China” or the “PRC” refers to the People’s Republic of China, and only when this report refers to specific laws and regulations adopted by the PRC and the discretion of China governmental authorities, reference to “China” or the “PRC” excludes Taiwan and the special administrative regions of Hong Kong and Macau;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), and Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”);

●	“Kang Fu International Medical” refers to Kang Fu International Medical Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meihua International;

●	“Yangzhou Huada” refers to Yangzhou Huada Medical Device Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Kang Fu International Medical;

●	“Jiangsu Yada” refers to Jiangsu Yada Technology Group Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Yangzhou Huada;

●	“Jiangsu Huadong” refers to Jiangsu Huadong Medical Device Industrial Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Jiangsu Yada;

●	“Guanghui” refers to Yangzhou Guanghui Medical Technology Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Jiangsu Huadong.

●	“shares,” “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.0005 per share;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“HKD” refers to the official currency of Hong Kong.

●	“GMV” refers to the total value of all orders shipped for products sold under our sales model, net of returns;

●	“medical professionals” refer to doctors, pharmacists and medical assistants;

●	“SKU,” refers to stock keeping unit;

●	“Websites” refers to our websites at http://meihuamed.com and http://ir.meihuamed.com.

ii

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

In this annual report on Form 20-F (the “Annual Report”), “Meihua,” refers to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, and depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), and Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”).

Our Holding Company Structure

Meihua is a holding company which was incorporated under the laws of Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares in Kang Fu International Medical from Ace Capital Limited and 4,500,000 shares in Kang Fu International Medical from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (69% of the outstanding shares) from Yongjun Liu and 18,600,000 shares (31% of the outstanding shares) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to Bright Accomplish Limited, a holding company for which they are the sole shareholders, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 66.56% of Meihua’s Ordinary Shares as of the date of this report.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries:

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

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada and 55% of Hainan Guoxie. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 100% of the equity interests of Guanghui. The following diagram illustrates the Company’s corporate structure as of the date of this report, including Meihua’s principal subsidiary and their respective principal subsidiaries.

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
Jiangsu Huadong Medical Device Industrial Co. Ltd. ("Jiangsu Huadong")
A People's Republic of China Company
100%
Yangzhou Guanghui Technology Group Co. Ltd. ("Yangzhou Guanghui")
A People's Republic of China Company

Cash Flows through Our Company

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1.	Our equity structure is a direct holding structure, pursuant to which the overseas entity listed in the U.S., Meihua International Medical Technologies Co., Ltd. (“Meihua” or Meihua International”), directly controls Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”) (the “WFOE”) and other domestic operating entities which are directly owned through the Hong Kong company, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”).

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Meihua International at the close of securities offerings, the funds can be directly transferred to Kang Fu International Medical, and then transferred to subordinate operating entities through the WFOE.

If the Company intends to distribute dividends, the Company will transfer the dividends to Kang Fu International Medical in accordance with the laws and regulations of the PRC, and then Kang Fu International Medical will transfer the dividends to Meihua International, and the dividends will be distributed from Meihua International to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.	In the reporting periods presented in this Annual Report, cash and other asset transfers occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang Fu International Medical (4)	-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries for capital contribution purposes.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a loan to cover working capital.

*	On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purposes and then Kang Fu International Medical made capital injections aggregating approximately US$20.4 million to its PRC subsidiaries - Yangzhou Huada and Hainan Guoxie.

	For the year ended December 31, 2021 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Kang Fu International Medical to PRC subsidiaries (5)	-	$(46,297)	$46,297
Cash transferred from PRC subsidiaries to Kang Fu International Medical (6)	-	$768,042	$(768,042)

(5)	KangFu International Medical transferred $46,297 to PRC subsidiaries for repayment of working capital loan.
(6)	Yangzhou Huada, one of our PRC subsidiaries, transferred $768,042 to Kang Fu International Medical for working capital loan purposes.

	For the year ended December 31, 2020 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from PRC subsidiaries to Kang Fu International Medical (7)	-	$499,998	$(499,998)

(7)	Yangzhou Huada, one of Meiahua’s PRC subsidiaries, transferred $499,998 to Kang Fu International Medical for working capital loan purposes.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2020, 2021 and 2022. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the near future.

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

Key Information Related to Doing Business in China

Risks and Uncertainties Related to Doing Business in China

Meihua faces various legal and operational risks and uncertainties as a company which its principal subsidiaries based in and primarily operating in China. Most of Meihua’s subsidiaries operations are conducted in the PRC, and are governed by PRC laws, rules, and regulations. Because PRC laws, rules, and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices.

See “— D. Risk Factors — Risks Related to Doing Business in China — Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” And “— PRC’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.”

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— D. Risk Factors — Risks Related to Our Business and Industry — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside of China and, as a result, cause the value of such securities to significantly decline or be worthless.”; and “— Uncertainties with respect to the PRC legal system could adversely affect us.”

In addition, our Ordinary Shares may be delisted from Nasdaq or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor has been inspected by the PCAOB on a regular basis and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, the Nasdaq Stock Market may determine to delist our Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduces the number of consecutive non-inspection years required for triggering the listing and trading prohibitions from three years to two years,, thus reducing the time period before our securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. Our auditor, Kreit & Chiu CPA LLP, is headquartered in New York, NY with its office at 733 Third Avenue, Floor 16, #1014, New York, NY 10017, and has been inspected by the PCAOB on a regular basis. See “— D. Risk Factors — Risks Related to Doing Business in China — Although the audit report included in this report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations

As a medical device manufacturing and sales company, we are subject to extensive government regulation and supervision in the PRC. Pursuant to PRC laws, we must obtain production license for Class II and III disposable medical devices and production filing for Class I disposable medical device, operation license for Class III disposable medical devices and operation filing for Class II disposable medical devices, and filing or registration certificates for certain Class I, II or Class III disposable medical devices. As of the date of this Annual Report, we are current on all licenses and certificates and have obtained Class I, II and III disposable medical device qualifications in the PRC.

However, if we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations. See “— D. Risk Factors — Risks Related to Our Business and Industry — If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

As of the date of this Annual Report, we believe that we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to continue to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Potential Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Pursuant to the New Overseas Listing Rules, (i) in connection with our previous issuance of securities to foreign investors, neither we, nor our PRC subsidiaries are required to obtain any permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less exhaustive body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located in the PRC. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for investors to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Ogier, our counsel as to Cayman Islands law, has advised us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of the matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

JunHe LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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

In addition, all the operational risks associated with being based in and having operations in mainland China as discussed in this “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” also apply to operations in the Hong Kong Special Administrative Region. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and discretion of mainland China governmental authorities discussed in this Annual Report are expected to apply to mainland China entities and businesses only, rather than entities or businesses in the Hong Kong Special Administrative Region which operate under a different set of laws from mainland China.

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

We are a Cayman Islands company and substantially all of our assets are located in mainland China. All of our current business operations are conducted in mainland China.

In addition, all of our current officers, including Yongjun Liu, Xin Wang, Lianzhang Zhao, Xiaoming E, Huijuan Zhao and Wenzhang Jia are nationals and residents of the PRC. Substantially all of the assets of these persons are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures and its supporting guidelines, reiterate the basic principles of the Draft Rules Regarding Overseas Listing and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application, or its completion of follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split). If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

We conduct substantially all of our operations in the PRC, and substantially all of our assets are located in the PRC. In addition, all of our officers and directors are PRC nationals and reside within PRC. As a result, it may be difficult for our shareholders to effect service of process upon us or our directors and officers inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

As part of a continued regulatory focus in the U. S. on access to audit and other information currently protected by national law, in particular PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB was not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not able to be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not able to be inspected by the PCAOB for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Our securities may be delisted under the HFCAA if the PCAOB is unable to inspect auditors with presence in China for three consecutive years. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

The above recent developments may have added uncertainties to our ability to continue to list on Nasdaq or to offer our securities and we cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantially all of our operations are conducted in China. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

Moreover, on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

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

Any failure to comply with PRC regulations regarding cybersecurity and data protection may subject us to fines and other legal or administrative sanctions, claims or legal proceedings.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under PRC civil law.

PRC regulators, including the Cyberspace Administration of China (the “CAC”), the Ministry of Industry and Information Technology and the Ministry of Public Security, have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For example, various PRC regulatory bodies, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (“SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In April 2020, the PRC government promulgated the 2020 Cybersecurity Review Measures, which came into effect on June 1, 2020. In July 2021, the CAC and other related authorities released a draft amendment to the 2020 Cybersecurity Review Measures for public comments. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this Annual Report, neither we nor any of our PRC Subsidiaries has been informed by any PRC governmental authority that we or any of our PRC Subsidiaries is a “critical information infrastructure operator.”

On November 14, 2021, the CAC released the Administrative Regulations on the Management of Network Data Security (Draft for comments) or the Draft Administrative Regulation. Under the Draft Administrative Regulation, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign- listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level.

According to the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. Additionally, as of the date of this Annual Report, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC Subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations (if enacted), nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for future offerings or the business operations of our PRC Subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies.

As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections with respect to our business operations or in connection with future offerings from the CAC. However, as the Cybersecurity Review Measures and the Draft Administrative Regulation were newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Meihua is a holding company incorporated under the laws of the Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares from Ace Capital Limited and 4,500,000 shares from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (or 69%) from Yongjun Liu and 18,600,000 shares (or 31%) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to their wholly-owned holding company, Bright Accomplish Limited, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 66.56% of Meihua’s Ordinary Shares as of the date of this report.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China.  Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries in China:

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

3.	In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang Fu International Medical (4)	-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries as a capital contribution.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a working capital loan.

*	On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purpose then Kang Fu International Medical made capital injection in aggregated of approximately US$20.4 million to PRC subsidiaries - Yangzhou Huada and Hainan Guoxie.

	For the year ended December 31, 2021 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Kang Fu International Medical to PRC subsidiaries (5)	-	$(46,297)	$46,297
Cash transferred from PRC subsidiaries to Kang Fu International Medical (6)	-	$768,042	$(768,042)

(5)	Kang Fu International Medical transferred $46,297 to PRC subsidiaries for repayment of a working capital loan.
(6)	Yangzhou Huada, one of the PRC subsidiaries, transferred $768,042 to Kang Fu International Medical as a working capital loan.

	For the year ended December 31, 2020 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from PRC subsidiaries to Kang Fu International Medical (7)	-	$499,998	$(499,998)

(7)	Yangzhou Huada, one of the PRC subsidiaries, transferred $499,998 to Kang Fu International Medical as a working capital loan.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2020, 2021 and 2022. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends for the near term.

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

Based on current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Meihua International Medical Technologies Co., Ltd., dated November 10, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.2	Amended and Restated Articles of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.3	Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
2.2	Description of Securities***
4.1	Share Exchange Agreement by and among Meihua International Medical Technologies Co., Ltd., Kang Fu International Medical Co., Limited, and shareholders of Kang Fu International Medical Co., Limited, dated December 21, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.2	English Translation of Employment Agreement between Meihua International Medical Technologies Co., Ltd. and its CEO Yulin Wang (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
4.3	English Translation of Form of Sales Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our customer (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.4	English Translation of Form of Purchase Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our supplier (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.5	English Translation of Form of Distributor Purchase Agreement between Jiangsu Yada Technology Group Co., Ltd and our distributor (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.6	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as borrower, and Bank of Communications Limited Yangzhou Branch as lender, dated August 24, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.7	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yongjun Liu as borrowers and Agricultural Bank of China Yangzhou Runyang Branch as lender, and Mortgage Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as mortgagor and Agricultural Bank of China Yangzhou Runyang Branch as mortgagee, dated December 3, 2019 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.8	English Translation of Lease Agreement between Zhu Yi and Yangzhou Huada Medical Device Co., Ltd, dated November 20, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.9	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.10	English Translation of Lease Agreement between Yangzhou Huada Medical Device Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.11	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Jiangsu Yada Technology Group Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.12	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.13	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.14	English Translation of Agreement of Persons Acting-in-concert (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.15	Collaboration Agreement with Zhong Jiang (Incorporated by reference to Registration Statement on Form F-1/A filed August 31, 2021)
4.16	Form of Indemnification Escrow Agreement [0](Incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.17	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement) (Incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)

4.18	Director Service Agreement with Heung Ming Wong (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.19	Director Service Agreement with Xiaoming E (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.20	Director Service Agreement with Xu Han (Incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.21	Form of Director Service Agreement with Wenzhang Jia (Incorporated by reference to Current Report on Form 6-K filed June 28, 2022)
4.22	Form of Indemnification Agreement with the Meihua International Medical Technologies Co., Ltd. directors and officers (Incorporated by reference to Current Report on Form 6-K filed February 28, 2023)
4.23	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Xin Wang. (Incorporated by reference to Exhibit 10.1 of Current Report on Form 6-K filed December 5, 2022)
4.24	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Lianzhang Zhao. (Incorporated by reference to Exhibit 10.2 of Current Report on Form 6-K filed December 5, 2022)
4.25	Director Offer Letter, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Huijuan Zhao. (Incorporated by reference to Exhibit 10.3 of Current Report on Form 6-K filed December 5, 2022)
4.26	Form of Indemnification Agreement with Registrant’s Directors and Officers (Incorporated by reference to Exhibit 99.1 of Current Report on Form 6-K filed February 28, 2023)
8.1	List of Subsidiaries (Incorporated by reference to Exhibit 8.1 of Annual Report on Form 20-F filed July 29, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
13.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
99.1	Earnings Press Release, dated April 14, 2023***
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed with this amended annual report on Form 20-F

**	Furnished with this amended annual report on Form 20-F

***	Previously filed in the original annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: July 3, 2023	MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES Limited

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

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(US$)

	For the Year Ended December 31
	2022	2021	2020
Cash Flows from operating activities:
Net income	$6,177,704	$20,949,579	$19,045,255
Adjustments for items not affecting cash:
Depreciation	541,265	595,522	497,238
Amortization	22,196	26,951	26,195
Net loss from disposal of property, plant and equipment	25,023	15,281	2,852
Written-off Tai He deposit	4,755,536	-	-
Currency exchange (gain) loss	(273,432)	-	-
Changes in operating assets and liabilities:			-
Bank acceptance receivables	(4,284,515)	(6,533,717)	(5,764,940)
Accounts receivable	(7,121,889)	(20,065,904)	(13,644,830)
Inventories	35,027	105,121	(219,787)
Prepayments and other assets	(4,932,145)	(861,799)	(367,249)
Due from related parties	-	396,583	(222,504)
Accounts payable	(3,371,275)	4,908,971	5,341,710
Taxes payable	(812,412)	288,659	598,105
Accrued expenses and other current liabilities	75,879	120,090	102,749
Due to related parties	-	-	(68,798)
Net cash (used in) provided by operating activities	(9,163,038)	(54,663)	5,325,996

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,698,729)	(850,231)	(3,808,259)
Payments for long-term deposits for buildings	-	-	(12,311,347)
Long term investment	(5,944,709)	-	-
Proceeds from disposal of property, plant and equipment	23,146	16,414	25,202
Net cash used in investing activities	(8,620,292)	(833,817)	(16,094,404)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	7,579,135	6,510,820	4,359,665
Proceeds from long-term bank loans	743,052	-	-
Capital contributed by non-controlling shareholders	635,310	-	-
Proceeds from initial public offering	34,529,644	-	-
Proceeds from issuance of shares	0	-	1,272,232
Repayments of short-term bank borrowings	(6,241,641)	(4,650,586)	(3,925,147)
Net cash provided by financing activities	37,245,500	1,860,234	1,706,750

Effect of foreign exchange rate changes	(874,746)	(9,812)	218,137
Net increase (decrease) in cash	18,587,424	961,942	(8,843,521)
Cash, beginning of year	8,149,276	7,187,334	16,030,855
Cash, end of year	$26,736,700	$8,149,276	$7,187,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$194,667	$180,744	$137,160
Income taxes	$5,703,288	$5,042,816	$4,362,169

Non-cash transactions
Shareholder contribution through deferred cost	1,277,152

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

For the year ended December 31, 2022, one supplier accounted for approximately 11.93% of the Company’s total purchases There were no suppliers that individually represented greater than 10% of the total purchase of the Group for the years ended December 31, 2021 and 2020.

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