Form 20-F
period 2023-12-31
Meihua International Medical Technologies Co., Ltd.
filed 2024-04-24
CIK 1835615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): 23,940,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended December 31, 2023

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and only when this report refers to specific laws and regulations adopted by the PRC and the discretion of China governmental authorities, reference to “China” or the “PRC” excludes Taiwan and the special administrative regions of Hong Kong and Macau;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”), Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”), and Hainan Ruiying Technology Co. Ltd. (“Hainan Ruiying”)

●	“Kang Fu International Medical” refers to Kang Fu International Medical Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meihua International;

●	“Yangzhou Huada” refers to Yangzhou Huada Medical Device Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Kang Fu International Medical;

●	“Jiangsu Yada” refers to Jiangsu Yada Technology Group Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Yangzhou Huada;

●	“Jiangsu Huadong” refers to Jiangsu Huadong Medical Device Industrial Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Jiangsu Yada;

●	“Guanghui” refers to Yangzhou Guanghui Medical Technology Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Jiangsu Huadong；

●	“Hainan Guoxie” refers to Hainan Guoxie Technology Group Co. Ltd, a limited liability company organized under the laws of China, which is 55% owned by Kang Fu;

●	“Hainan Ruiying” refers to Hainan Ruiying Technology Co. Ltd., a limited liability company organized under the laws of China, which is 51% owned by Jiangsu Huadong;

●	“shares,” “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.0005 per share;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“HKD” refers to the official currency of Hong Kong;

●	“GMV” refers to the total value of all orders shipped for products sold under our sales model, net of returns;

●	“medical professionals” refer to doctors, pharmacists and medical assistants;

●	“SKU,” refers to stock keeping unit; and

●	“Websites” refers to our websites at http://meihuamed.com and http://ir.meihuamed.com.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

In this annual report on Form 20-F (the “Annual Report”), “Meihua,” refers to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, and depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”), Hainan Guoxie Technology Group, Ltd. (“Hainan Guoxie”) and Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”)

Our Holding Company Structure

Meihua is a holding company which was incorporated under the laws of Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares in Kang Fu International Medical from Ace Capital Limited and 4,500,000 shares in Kang Fu International Medical from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (69% of the outstanding shares) from Yongjun Liu and 18,600,000 shares (31% of the outstanding shares) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to Bright Accomplish Limited, a holding company for which they are the sole shareholders, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 62.6% of Meihua’s Ordinary Shares as of the date of this report.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400, which manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Yangzhou Guanghui Medical Technology Co., Ltd., or Guanghui: a subsidiary wholly owned by Jiangsu Huadong was established in Yangzhou, China on December 22, 2020 with a registered capital of RMB1,000,000, to mainly manufactures and sells Class II disposable medical devices. Guanghui has not conducted any business and was dissolved in June of 2023.

●	Hainan Guoxie Technology Group Co., Ltd., or Hainan Guoxie: a subsidiary of which 55% of registered capital (subscribed but unpaid registered capital) was acquired by Kang Fu International Medical from an individual Qin Wang with nil consideration on July 6, 2022, in order to conduct local business activities in Hainan. Hainan Guoxie was established in Qionghai, Hainan Province, China on October 7, 2021 with a registered capital of RMB100,000,000. On February 26, 2024, 45% of the registered capital was transferred from Kang Fu International Medical to Jiangsu Huadong and 10% of the registered capital was transferred to an unaffiliated third party.

●	Hainan Ruiying Technology Co., Ltd., or Hainan Ruiyin: a subsidiary of which 51% of registered capital (subscribed but unpaid registered capital) is owned by Jiangsu Huadong, was established in Qionhai City, Hainan Province, China on October 25, 2023, with registered capital of RMB10,000,000, for purposes of serving as a trading and import-export company with a focus on facilitating the introduction of new medical technology, devices and equipment.

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 51% of the equity interests of Hainan Ruiying, 45% of the equity interests of Hainan Guoxie, and 25% of the equity interests in Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”). The following diagram illustrates the Company’s corporate structure as of the date of this report, including Meihua’s principal subsidiary and their respective principal subsidiaries.

Yongjun Liu
Yin Liu
Bright Accomplish Limited
62.6%
Meihua International Medical Technologies Co., Ltd.
(Meihua International)
Cayman Islands
100%
Kang Fu International Medical Co., Limited
(Kangfu International Medical)
Hong Kong
100%
Yangzhou Huada Medical Device Co., Ltd.
(Yangzhou Huada)
People's Republic of China
100%
Jiangsu Yada Technology Group Co., Ltd
(Jiangsu Yada)
People's Republic of China
100%
Jiangsu Huadong Medical Device Industrial Co., Ltd.
(Jiangsu Huadong)
People's Republic of China
51%
45%
25%
Hainan Ruiying Technology Co., Ltd.
(Hainan Ruiying)
People's Republic of China
Hainan Guoxie Technology Group Co., Ltd.
(Hainan Guoxie)
People's Republic of China
Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co, Ltd.
(Jiangsu Zhongxiangxin)
People's Republic of China

Cash Flows through Our Company

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1.	Our equity structure is a direct holding structure, pursuant to which the overseas entity listed in the U.S., Meihua International Medical Technologies Co., Ltd. (“Meihua” or “Meihua International”), directly controls Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”) (the “WFOE”) and other domestic operating entities which are directly owned through the Hong Kong company, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”).

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Meihua International at the close of securities offerings, the funds can be directly transferred to Kang Fu International Medical, and then transferred to subordinate operating entities through the WFOE.

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

3. In the reporting periods presented in this Annual Report, cash and other asset transfers occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a loan to cover working capital.

(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries for capital contribution purposes.

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	$-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	$-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang Fu International Medical (4)	$-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries for capital contribution purposes.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a loan to cover working capital.

*	On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purposes and then Kang Fu International Medical made capital injections aggregating approximately US$20.4 million to its PRC subsidiaries - Yangzhou Huada and Hainan Guoxie.

	For the year ended December 31, 2021 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Kang Fu International Medical to PRC subsidiaries (5)	$-	$(46,297)	$46,297
Cash transferred from PRC subsidiaries to Kang Fu International Medical (6)	$-	$768,042	$(768,042)

(5)	KangFu International Medical transferred $46,297 to PRC subsidiaries for repayment of working capital loan.

(6)	Yangzhou Huada, one of our PRC subsidiaries, transferred $768,042 to Kang Fu International Medical for working capital loan purposes.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2023, 2022 and 2021. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the near future.

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

Key Information Related to Doing Business in China

Risks and Uncertainties Related to Doing Business in China

Meihua faces various legal and operational risks and uncertainties as a company with its principal subsidiaries based in and primarily operating in China. Most of Meihua’s subsidiaries operations are conducted in the PRC and are governed by PRC laws, rules and regulations. Because PRC laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices.

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

In addition, our Ordinary Shares may be delisted from Nasdaq or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor has been inspected by the PCAOB on a regular basis and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, the Nasdaq Stock Market may determine to delist our Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduces the number of consecutive non-inspection years required for triggering the listing and trading prohibitions from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. Our auditor, Kreit & Chiu CPA LLP, is headquartered in New York, NY with its office at 733 Third Avenue, Floor 16, #1014, New York, NY 10017, and has been inspected by the PCAOB on a regular basis. See “— D. Risk Factors — Risks Related to Doing Business in China — Although the audit report included in this report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Potential Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Pursuant to the New Overseas Listing Rules, (i) in connection with our previous issuance of securities to foreign investors prior to the New Overseas Listing Rules, neither we, nor our PRC subsidiaries are required to obtain any permissions or approvals from the CSRC, (ii) we are required and we duly made the filing in connection with our previous issuance of securities which closed on January 2, 2024; and (iii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

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

After consultation with professionals, the Company is now aware that the Tai He Agreements were required to be disclosed to the public and the Company believes that the agreements themselves are fraudulent and non-enforceable, and therefore the Company is disclosing the Tai He Agreements to meet the compliance requirements of the Securities and Exchange Commission (“SEC”). Further, the Company acknowledges that it had improperly relied on the advice, direction and counsel of Shengang when entering into the Tai He Agreements. After learning of the issue and disclosing it to the public, the Company terminated the Tai He Agreements and discontinued making any additional payments to Tai He. Due to the uncertainty of recovery of the wrongful payments, the Company has written off approximately $4.8 million deposit and fully expensed $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022. The Company and its executive management team intends to cooperate with the SEC, as well as any other relevant authorities, to ensure that its investors’ interests are protected while such matters are resolved. Nonetheless, the existence of the Tai He Agreements and the Company’s failure to disclose them could expose the Company to potential shareholder litigation and/or SEC enforcement or other regulatory action.

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

For the fiscal year of 2023 and as of the date of report, we are not aware of any material investigations, prosecutions, disputes, claims or other proceedings relating to quality or quality control issues, nor has the Company received any notices of, been punished for, nor can we foresee any punishment being made by any related government authorities of the PRC as of the date of this report.

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

A breakdown in our information technology (IT) systems could result in a significant disruption to our business.

As the Company’s business mainly focuses on the production and manufacturing of traditional medical devices and supplies, the majority of the Company’s computers are only connected to the Company’s internal network environment. External networks and data are filtered and screened through the central exchange servers. Therefore, from a hardware and software perspective, the Company is not exposed to significant cybersecurity risks. However, if we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience disruptions affecting our business activity, including our manufacturing, research, accounting and billing processes and potentially cause disruptions to our manufacturing process for products currently in production. We may also suffer from partial loss of information and data due to such disruption.

Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments or cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information and personal information, we could incur liability due to lost revenues resulting from the unauthorized use or theft of sensitive business information, remediation costs, and litigation risks including potential regulatory action by governmental authorities. In addition, any such disruption, security breach or other incident could delay the further development of our future product candidates due to theft or corruption of our proprietary data or other loss of information. Our business and operations could also be harmed by any reputational damage with customers, investors or third parties with whom we work, and our competitive position could be adversely impacted.

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

Maintaining existing customers and developing new customers are always essential to our success. Although we are not heavily dependent on one or two customers, we are still dependent on our top customers. For the years ended December 31, 2023, 2022 and 2021, our top five customers contributed approximately 46.31%, 56.53%, and 56.96%, respectively, to our revenue.

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

We sell our products through our direct sales force and distribution channel. As of the date of this report, we have 81 employees in our sales department and 4,981 independent sales agents, 3,424 distributors for domestic sales and 324 exporting distributors for overseas sales. Each of the aforementioned 339 exporting distributors may sell medical devices to at least three overseas customers. We have also established a cooperative network with more than 540 hospitals through our direct sales network. For the years ended December 31, 2023, 2022, and 2021, our direct sales force contributed 8.32%, 9.16%, and 9.13%, respectively, to our revenues, and distributors contributed 91.68%, 90.84%, and 90.87%, respectively, to our revenues.

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

We sell our own brand of products and the products of other brands. For the fiscal year ended December 31, 2023, 2022, and 2021, we recognized total revenues of $97,098,915, $103,346,341 and $104,037,710, respectively, of which our own brand sales accounted for 49.64%, 48.88%, and 46.19%, respectively, and the resales of sourced disposable medical devices from other manufacturers accounted for 50.36%, 51.12% and 53.81%, respectively.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2023 and 2022, our accounts receivable balance amounted to $78,570,956 and $68,945,792, respectively. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

If we fail to manage our inventory effectively, our operations and financial condition may be materially and adversely affected.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. As of December 31, 2023 and 2022, our inventory balance amounted to $1,617,225 and $1,122,038, respectively.

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

We sell disposable medical devices internationally. For the fiscal years ended December 31, 2023, 2022, and 2021, our international sales accounted for 0.50%, 0.48%, and 14.22%, respectively, of our revenues. Although we take measures to minimize risks inherent to our international sales, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign sales or otherwise disrupt our business:

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

Our success partly depends upon the retention of our professional technology research and development talents (“R&D Talents”). As a high-tech enterprise in the medical device industry, we have a professional R&D Talents team comprised of 69 employees as of the date of this report, who have expertise in polymer materials, medicine, molds, and mechanical automation and possess high-level professional technology expertise and profound industry experience. Among those R&D Talents, eights have master’s degrees, seven have bachelor’s degrees and the other 11 have associate’s degrees.  There can be no assurance that our existing R&D Talents will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain new R&D Talents to carry out our strategy. The loss of one or more of our R&D Talents, or the failure to attract and retain additional R&D Talents, could have a material adverse effect on our business, financial condition and results of operations.

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

According to the Notice of the Ministry of Health on Further Strengthening the Management of Centralized Procurement of Medical Devices (Wei Gui Cai Fa [2007] No. 208), centralized procurement of medical equipment within the large medical equipment management list is required. For other medical equipment and consumables, the provincial health administrative department shall study and formulate a centralized procurement catalog at the provincial and prefecture level based on actual conditions. In recent years, China has actively promoted a provincial-level bidding platform for medical devices with reference to the drug procurement bidding platform. At present, some provinces and cities have conducted a unified bid for some types of medical devices. According to the Notice of the Office of the National Healthcare Security Administration on Centralized Pharmaceutical Purchasing and Price Management in 2023 (Yi Bao Ban Han [2023] No. 13) and the Notice on Key Tasks for Deepening the Reform of the Pharmaceutical and Healthcare System in 2022 (Guo Ban Fa [2022] No. 14) it is a strategy to continually promote the volume-based centralized procurement for medical devices in a long-term period.

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

As a medical device manufacturer with all of our operating subsidiaries located in PRC, all of our manufacturing and sales activities must comply with relevant Chinese laws and regulations. Pursuant to the Measures for the Administration of Registration of Medical Devices promulgated on June 27, 2014 and effective on October 1, 2014, as amended from time to time and currently amended as Measures for the Administration of Registration and Recordation of Medical Devices effective on October 1, 2021, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. We are in the business of manufacturing and sales of Class I, II and III medical devices. If we fail to timely record or register our medical devices, our financial conditions and results of operations will be adversely affected.

As of the date of this report, we are current in the recording and/or registration of all of our medical devices.

Risks Related to Our Corporate Structure

Our directors and officers currently own an aggregate of 62.6% of the total voting power of our outstanding Ordinary Shares.

Currently, our directors and officers collectively own an aggregate of 62.6% of the total voting power of our outstanding Ordinary Shares. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

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

In addition, all of our current officers and directors, including Yongjun Liu, Xin Wang, Lianzhang Zhao, Xiaoming E, Huijuan Zhao and Wenzhang Jia, are nationals and residents of the PRC. Substantially all of the assets of these persons are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023), including us, shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they will be required to file with the CSRC for any subsequent offerings.

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

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in July 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

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

The audit report included in this report for our 2023, 2022, and 2021 fiscal year was issued by Kreit & Chiu CPA LLP (“KC”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, KC is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor at any time in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under PRC civil law. On September 1, 2021, the PRC Data Security Law came into effect. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On November 1, 2021, the Personal Information Protection Law came into effect. The Personal Information Protection Law requires, among other things, that the processing of personal information should have a specific and reasonable purpose, and must be conducted in a way that has the least impact on personal rights and interests, and should be limited to the minimum scope necessary to achieve the processing purpose.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM which became effective in September 2006 and amended in June 2009 (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and amended in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended in 2018 and 2024, respectively, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

Risks Related to Our Ordinary Shares

We are not presently in compliance with the continued listing requirements for The Nasdaq Stock Market. If we do not regain compliance and continue to meet the continued listing requirements, the Company’s Ordinary Shares may be delisted, which could affect the market price and liquidity for our Ordinary Shares and reduce our ability to raise additional capital.

On April 2, 2024, we received notification (“Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). We received the Notice because, according to the Notice, for the 30 consecutive trading days between February 15, 2024 and April 1, 2024, the bid price of the Company’s ordinary shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s ordinary shares and they will continue to trade on Nasdaq under the ticker symbol “MHUA.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of Notice, or until September 30, 2024 (the “Compliance Period”), the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its ordinary shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its ordinary shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and we have not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, our Ordinary Shares will be subject to delisting. During the Compliance Period, we will continue to monitor the situation and take such action as deemed necessary to remedy its failure to meet the Minimum Bid Price Requirement, as needed.

Any continuing non-compliance with the Nasdaq Listing Standards may be costly, divert management’s time and attention, and could have a material adverse effect on the Company’s business, reputation, financing, and results of operation. Further, a delisting could substantially decrease trading in the Ordinary Shares, adversely affect the market liquidity of the Ordinary Shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affecting our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and may result in fewer business development opportunities. Additionally, the market price of the Ordinary Shares may decline further and stockholders may lose some or all of their investment.

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

We recently entered into an agreement with certain institutional investors for the sale of up to $50.5 million in convertible notes and warrants, of which we have sold $6.0 million to date; any subsequent conversion and/or exercise thereof may depress the price of our Ordinary Shares and encourage short sales by third parties, which could further depress the price of our Ordinary Shares.

To the extent that the institutional investors opt to purchase additional convertible notes and warrants from the Company, for up to an additional $44,500,000 in additional convertible notes and warrants, there could be substantial additional dilution and additional pressure placed on the market price of our Ordinary Shares in the event such convertible notes are converted. The risk of dilution from such issuances of Ordinary Shares may cause shareholders to sell our Ordinary Shares held by them, which could further contribute to any decline in the price of our Ordinary Shares. Any downward pressure on the price of our Ordinary Shares caused by the sale or potential sale of such Ordinary Shares could encourage short sales by third parties. In a short sale, a prospective seller borrows shares from a stockholder or broker and sells the borrowed shares. The prospective seller hopes that the share price will decline, at which time the seller can purchase shares at a lower price for delivery back to the lender. The seller profits when the share price declines because it is purchasing shares at a price lower than the sale price of the borrowed shares. Such sales could place downward pressure on the price of our Ordinary Shares by increasing the number of Ordinary Shares being sold, which could further contribute to any decline in the market price of our Ordinary Shares. In addition, such price depression could also result in our failure to meet the Nasdaq minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). If the closing bid price of our Ordinary Shares falls below $1.00 per Ordinary Share for 30 consecutive trading days, we cannot assure you that we will regain compliance within the timeframes set by Nasdaq, and, although we would need to take such actions to maintain listing, such as completing a reverse stock split, we cannot assure you that our Ordinary Shares would not be delisted from the Nasdaq.

Raising additional capital and the sale of additional Ordinary Shares or other equity securities could result in dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We may require additional cash resources due to certain future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility in addition to or outside of the Convertible Note and Warrant offering. Such sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Furthermore, the issuance of additional securities by us, whether equity or debt, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

Future sales of our Ordinary Shares, whether by us or our shareholders, could cause our share price to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares on the public market, the trading price of Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell Ordinary Shares could also depress the market price of our Ordinary Shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional Ordinary Shares or securities convertible into or exercisable for Ordinary Shares, or the perception that we will issue such securities, could reduce the trading price for our Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible.

Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have at times been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our Ordinary Shares could be greatly reduced or rendered worthless.

Securities analysts may not cover our Ordinary Shares and this may have a negative impact on the market price of our Ordinary Shares.

The trading market for our Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Ordinary Shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Ordinary Shares, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

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

Sales of Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of the date of this report, we have 25,455,602 Ordinary Shares outstanding, of which 9,193,727 Ordinary Shares were free trading and are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

Furthermore, we recently sold $6.0 million in convertible notes, convertible at a 10% discount to market, pursuant to an effective registration statement and registered an additional 1,205,255 Ordinary Shares issuable upon exercise of warrants. Such shares issuable upon conversion of the convertible notes and exercise of the warrants could cause substantial dilution to our existing shareholders and cause the price of our Ordinary Shares to decline. In addition, none of the shares held by our officers and directors are subject to lock-up agreements and may, from time to time, be eligible for sale into the public upon presentation of an appropriate and acceptable legal opinion to our transfer agent. As such, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. Any such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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

Our directors and officers collectively own an aggregate of 63.54% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to the fact that the Company does not have accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting procedures. Management concluded that as of December 31, 2023, our internal control over financial reporting were ineffective.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Meihua is a holding company incorporated under the laws of the Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares from Ace Capital Limited and 4,500,000 shares from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (or 69%) from Yongjun Liu and 18,600,000 shares (or 31%) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to their wholly-owned holding company, Bright Accomplish Limited, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 62.6% of Meihua’s Ordinary Shares as of the date of this report.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China.  Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries in China:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400, which manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Yangzhou Guanghui Medical Technology Co., Ltd., or Guanghui: a subsidiary wholly owned by Jiangsu Huadong was established in Yangzhou, China on December 22, 2020 with a registered capital of RMB1,000,000, to mainly manufactures and sells Class II disposable medical devices. Guanghui never conducted business and was dissolved in June 2023.

●	Hainan Ruiying Technology Co., Ltd., or Hainan Ruiyin: a subsidiary of which 51% of registered capital (subscribed but unpaid registered capital) is onwed by Jiangsu Huadong and established in Qionhai City, Hainan Province, China on October 25, 2023, with registered capital of RMB10,000,000, for purposes of serving as a trading and import-export company with a focus on facilitating the introduction of new medical technology, devices and equipment.

●	Hainan Guoxie Technology Group Co., Ltd., or Hainan Guoxie: a subsidiary of which 55% of registered capital (subscribed but unpaid registered capital) was acquired by Kang Fu International Medical from an individual Qin Wang with nil consideration on July 6, 2022, in order to conduct local business activities in Hainan. Hainan Guoxie was established in Qionghai, Hainan Province, China on October 7, 2021 with a registered capital of RMB100,000,000. On February 26, 2024, we engaged in a reorganization of its subsidiaries pursuant to which Kang Fu transferred 45% of the ownership of Hainan Guoxie to Jiangsu Huadong and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for RMB4.4 million in consideration. Hainan Guoxie mainly engages in production, assembly, and sales of Class II and Class III medical devices.

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong.

Jiangsu Huadong, in turn, owns 51% of the equity interests of Hainan Ruiying, 45% of the equity interests of Hainan Guoxie, and 25% of the equity interests of Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Jiangsu Zhongxiangxin”). The following diagram illustrates our corporate structure as of the date of this report, including our principal subsidiary and their respective principal subsidiaries.

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

3.	In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries as a capital contribution.

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang Fu International Medical (4)	-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries as a capital contribution.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a working capital loan.

*	On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purpose then Kang Fu International Medical made capital injection in aggregated of approximately US$20.4 million to PRC subsidiaries - Yangzhou Huada and Hainan Guoxie.

	For the year ended December 31, 2021 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Kang Fu International Medical to PRC subsidiaries (5)	-	$(46,297)	$46,297
Cash transferred from PRC subsidiaries to Kang Fu International Medical (6)	-	$768,042	$(768,042)

(5)	Kang Fu International Medical transferred $46,297 to PRC subsidiaries for repayment of a working capital loan.
(6)	Yangzhou Huada, one of the PRC subsidiaries, transferred $768,042 to Kang Fu International Medical as a working capital loan.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2021, 2022, and 2023. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends for the near term.

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

After the IPO, through the Company’s internal risk control process, the Company learned that Tai He does not appear to be an investor in the Company and, when the Company attempted to inquire about it, Tai He refused to speak with the Company. Based on the facts as investigated and understood by the Company, the Company believes that it was defrauded by Tai He and that Tai He never actually invested $35 million in the IPO. In fact, the Company learned that Tai He made no investments in the Company at all, and Tai He has no involvement in the Company’s IPO matters. In addition, the Refundable Deposit was never repaid to the Company and no Services were ever provided to the Company by Tai He. As a result, the Company believes that the Tai He Agreements may be deemed a fraud perpetrated by Tai He and Shengang against the Company by Tai He taking advantage of asymmetric information, including the Company’s lack of knowledge and understanding of the US markets, IPO rules and processes, and the trust of the Company.

After consultation with professionals, the Company became aware that the Tai He Agreements were required to be disclosed to the public and the Company believes that the agreements themselves are fraudulent and non-enforceable, and therefore the Company disclosed the Tai He Agreements to meet the compliance requirements of the SEC. Further, the Company acknowledges that it had improperly relied on the advice, direction and counsel of Shengang when entering into the Tai He Agreements. After the Company learned of this, the Company terminated all agreements and stopped any further payments to Tai He. Due to uncertainty of collection of the wrongful payments made to Tai He, the Company has written off approximately $4.8 million deposit and fully expensed $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022. The Company and its executive management team intends to cooperate with the SEC, as well as any other relevant authorities, to ensure that its investors’ interests are protected while such matters are resolved.

Corporate Information

Our principal executive offices are located at 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, PRC. Our telephone number at this address is +86-0514-89800199. Our registered office in the Cayman Islands is currently located at the office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands, which may be changed from time to time at the discretion of directors. Our agent for service of process in the United States is Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019.

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

Our Revenue Model

We generate revenues through 1) manufacturing and sales of Class I, II, III disposable medical devices under our own brands, 2) resales of Class I, II, III disposable medical devices sourced by us from other manufacturers. For the fiscal years ended December 31, 2023, 2022, and 2021, we recognized $97,098,915, $103,346,341, and $104,037,710, respectively, in revenues, of which our own brand sales accounted for 49.64%, 48.88%, and 46.19%, respectively, and the resales of sourced disposable medical devices from other manufactures accounted for 50.36%, 51.12%, and 53.81%, respectively.

Our disposable medical devices reach end users both domestically and internationally. For the fiscal years ended December 31, 2023, 2022, and 2021, our total sales to domestic direct end users customers and domestic distributor customers accounted for 99.50%, 99.52%, and 85.78% of our revenues, respectively. For the fiscal years ended December 31, 2023, 2022, and 2021, our sales to overseas distributing customers accounted for 0.50%, 0.48%, and 14.22%, respectively, of our revenues.

We sell disposable medical devices through our direct sales force and distributors. For the fiscal years ended December 31, 2023, 2022, and 2021, our sales through direct sale channels accounted for 8.32%, 9.16%, and 9.13%, respectively, of our revenues, and our sales through distributors accounted for 91.68%, 90.84%, and 90.87%, respectively, of our revenues, of which domestic distributors accounted for 91.18%, 90.36%, and 76.65%, respectively, and exporting distributors accounted for 0.50%, 0.48%, and 14.22%, respectively, of our revenues.

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

As of the date of this report, we have a total of 2,558 products in our product portfolio, including 2,406 products for domestic sales and 152 products for overseas sales.

Our top 20 products for the fiscal years ended December 31, 2023 and 2022 were as follows:

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2023	% of Sales in 2022
Class II	Disposable ID bracelet		Own Brand	Identify patients	11.72%	11.78%

Class II	Disposable woman’s examination kits		Own Brand	Gynecological examination	7.65%	7.27%

Class II	Disposable medical brush		Own Brand	Clean the test tube or plastic pipe	7.33%	6.68%

Class II	Medical kit		source from other	For operation	2.46%	3.93%

Class II	Medical sterile dressing surgical kits		Own brand	Use before operation	0.76%	0.05%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2023	% of Sales in 2022
Class II	Medical Brush		source from other	Hand wash before Operation	5.79%	4.84%

Class I	High-density polyethylene (HDPE) bottles for tablets		Own brand	Tablet bottles	2.99%	3.84%

Class II	Medical catheter		source from other	Use for catheterization	3.48%	2.64%

Class II	Uterine tissue suction tube		Own brand	Uterine tissue sampling	0.02%	0.03%

Other	Disposable plastic milk bottle		Own brand	Use for feeding	1.80%	2.64%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2023	% of Sales in 2022
Class I	Low-density polyethylene (LDPE) bottles for eye drops		Own brand	Eyedrop bottle	1.96%	2.50%

Class II	Disposable Gynecological sampler		Own brand	Getting samples during gynecological examination	3.46%	2.75%

Class II	Disposable medical brush (type B1)		Own brand	Hand wash before operation	1.74%	1.39%

Class II	Disposable anal bag		Own brand	For the rectal colon or ileum anal stoma postoperative patients and patients with urinary incontinence to collect feces and other feces care	3.49%	2.38%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2023	% of Sales in 2022
Class II	Disposable women’s examination kits		source from other	Gynecological examination	0.04%	0.07%

Other	Nb / PSN rubber cover		Own brand	Use for capping	1.02%	1.15%

Class II	Disposable virus sampling tube		source from other	Used to hold test samples	0.01%	0.38%

Class II	Disposable humidified nasal oxygen tube		Own brand	Connect with oxygen supply device and used to moisten the patient and inject oxygen	1.35%	0.85%

Class II	Medical disposable protective clothing		source from other	protective suit	0.18%	0.17%

Class I	Throat strip		source from other	For throat surgery	0.24%	0.77%

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

From the year of 2022 to 2023, although the market demand for certain virus prevention products was not as strong as that in 2020 in China due to the ongoing recovery from the COVID-19, awareness of protection against COVID-19 and other similarly situated droplet transmission diseases was to some extent rooted among people in China, resulting in continuing high demand among people for virus prevention and control products compared to previous years. To anticipate and adapt to that phase, the Company built a 2,550 square meter of new factory for expanding the production scale of exporting products, located in Jiangsu Yada’s factory plant. The Company received government approval on December 22, 2020 and has started construction. The Company has completed construction during the fiscal 2022, with a total cost of approximately $1.2 million. The source of funds for the new factory comes mainly from bank loans. The Company had installed 10 production lines in the new factory by 2023, with a total cost of approximately $2.8 million. The new production lines are used to produce medical and civil non-woven products for outbreak prevention, including masks, protective clothing and testing papers. The annual production capacity of the new production lines includes approximately 45 million masks, 2.7 million insulation suits, 1.5 million protection suits, 90 million testing papers, 0.6 million minimally invasive high-value consumables. Sales of masks for the year ended December 31, 2023, 2022 and 2021 were approximately $0.06 million, $0.53 million, and $1.02 million, respectively.

As the epidemic gradually flattens out, the need for masks decreased significantly. We have not generated material cost consumption on the production of masks and masks are not our main sales product. Accordingly, the decrease of demand for masks in 2023, 2022 and 2021 not have a material adverse effect on our overall revenue.

With additional capacity and a broad spectrum of product offerings, we are capable of providing tailored “one-stop” services to our customers, ranging from wound care, surgical auxiliary supplies to disease prevention.

Our One-stop Service

Our operating subsidiaries are located in Touqiao Town, Yangzhou City, Jiangsu Province, PRC (“Touqiao Town”), one of the four medical device centers established in the PRC. Touqiao Town was conferred with the title “Hometown of Medical Device & Consumables in China” by the China Medical Device Industry Association and granted by the Jiangsu local government as one of the 25 nationally certified “Chinese Towns with Special Features” on medical devices. Hundreds of disposable medical device manufacturers have their facilities or offices in Touqiao Town and provide a variety of product offerings to more than 100 countries and areas, including the United States, Europe, Africa, India and Brazil, among others. Lots of medical device professionals, including R&D and technology professionals and thousands of independent sales agents, are also based in Touqiao Town, providing sufficient labor to local medical device companies.

Due to our unique geographical advantage, we are capable of providing one-stop service to our customers. By placing one single order with us, our customers will receive all products on their order even if there are more than 100 to 1,000 different kinds of products on such order and some products are not within our product portfolio. Upon receipt of such orders, we are able to quickly fulfill the orders by including our own branded products in addition to qualified products sourced from other manufacturers in Touqiao Town.

Our one-stop service not only brings benefits and convenience to our customers, but also reduces our procurement costs, such as transportation fees and travel fees, and mitigates the impact of raw material price fluctuations in the market, thus increasing our profit margins.

Our Customers

We have three types of customers, i) direct end user customers, which includes hospitals, pharmacies and medical institutions, ii) domestic distributor customers, which distribute our products to end-user customers in China, and iii) export distributor customers, which distribute our products to end users customers in North America, Asia, South America, Africa and Oceania. As of December 31, 2023, the company had a total of 4,981 customers, of which 540 are direct end user customers, 3,424 are domestic distributors customers, and 339 are export distributors customers. Our direct end user customers, as well as substantially all of our domestic distributor customers and our export distributor customers, are based in China.

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

For the fiscal years ended December 31, 2023, 2022, and 2021, the revenues generated from our direct end user customers and domestic distributor customers amounted to $96,618,077, $102,845,751, and $89,240,394, respectively, constituting approximately 91.18%, 99.52%, and 85.78%, respectively, of our total revenues, with export distributor customers accounting for $480,838, $500,590, and $14,797,316, respectively, constituting approximately 0.50%, 0.48%, and 14.22%, respectively, of our total revenues.

As we provide our products to export distributor customers based upon their regional coverage, we do not have country-specific information on end-users overseas. Substantially all end users who acquire our products through domestic distributors are based in China. End users who acquire our products through licensed export distributors have two types – foreign distributors from other countries and end users from other countries. For the fiscal year ended December 31, 2023, our total sales to the top two customers accounted for 16.84% and 7.71% of our revenues, respectively. Our top two customers for the fiscal year ended December 31, 2023 were Customer A (a domestic distributor customer) and Customer B (a domestic distributor customer). The top two customers for the fiscal year ended December 31, 2022 were Customer A (a domestic distributor customer) and Customer C (a domestic distributor customer). Our top two customers for the years ended December 31, 2021 and 2020 were the same for both years. They were Customer A (a domestic distributor customer) and Customer B (an export distributor customer). For the year ended December 31, 2021, our total sales to the top two customers accounted for 21.91% and 11.26% of our revenues, respectively.

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

We do not have long-term written purchase agreements with our suppliers. As we source from numerous suppliers, we do not consider any particular one or more of our suppliers to be material to our business. As of the date of this report, we have a total number of 72 suppliers. We can utilize any supplier we determine at our sole discretion. Although we can utilize any supplier we determine, we believe that we established and maintain healthy and stable relationships with our significant suppliers through years of cooperation. These significant suppliers, in the aggregate, accounted for over 28% of our raw material purchases for the years ended December 31, 2023, 2022, and 2021. For the year ended December 31, 2023, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Century Shunda Technology Co., Ltd., and Yangzhou Xiaguang Medical Device Co., Ltd., representing 14.46%, 9.24% and 8.19% of our total purchase respectively. For the year ended December 31, 2022, our three most significant suppliers were Yangzhou Tianyi Medical Instrument Co., Ltd., Yangzhou Xiaguang Medical Instrument Co., Ltd. and Yangzhou Jiangzhou Medical Instrument Co., Ltd. representing 11.93%, 7.58% and 7.01% of our total purchase respectively. For the year ended December 31, 2021, our three most significant suppliers were Yangzhou Tianyi Medical Instrument Co., Ltd., Jiangsu Changfeng Medical Industry Co., Ltd. and Yangzhou Jiangzhou Medical Instrument Co., Ltd. representing 9.42%, 8.88% and 8.33% of our total purchase respectively. There are no minimum purchase requirements with any of our suppliers, including these significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with our significant suppliers) include:

●	The product’s name, type, quantity and price.

●	The supply cooperation relationship of the parties. Some suppliers supply finished products for re-sale and others supply raw materials for manufacturing.

●	Quality terms which are typically expressed with reference to national or industry standards.

●	Delivery method and payment terms, with payment due 90 days after delivery. Shipping costs are the responsibility of the supplier.

●	Breach of contract terms, including refund and return of products, compensatory damages. If the supplier cannot deliver the product within the time agreed, or if the products do not meet the stated quality standard, the supplier must compensate us for losses caused, including treble damages if the products are defective or counterfeit. In the event we cannot pay timely, liquidated damages are due to the supplier.

●	For some significant supplier agreements, the breaching party is contractually required to pay 10% of the contract amount as liquidated damages if they unilaterally terminate the agreement. If the supplier fails to deliver the products within the time agreed, the supplier is contractually required to pay 5% of the contract amount on a daily basis for each and every date they delay delivery.

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

The compensation package for our sales team includes fixed base salaries and commissions of 0.5%-1.0% based on the revenues or collections they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

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

Our direct sales force has secured a total of 540 domestic customers, including hospitals and medical institutions. We will continue to work with existing, and identify and secure new, independent sales agents to expand our customer base and enhance our brand recognition across China.

Distribution Network

As of the date of this report, we have 3,424 domestic distributors and 339 exporting distributors. Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our domestic distributors cover 32 provincial-level administrative regions of the PRC for the resales of our products in the Chinese market. They market and distribute our products in the regions where they locate and have secured approximately 5,884 domestic customers for us, including hospitals and medical institutions.

Our exporting distributors are limited to our overseas sales. Each of our exporting distributor usually sells medical devices to at least three overseas customers. We therefore estimate conservatively that the total number of established direct and indirect customer relationships established overseas through our exporting distributors in Europe, North America, South America, Asia, Africa and Oceania to be about 915.

Distributors must have related qualifications in order to distribute our products. Upon our verification and approval by inspecting their qualification materials, such as business license, disposable medical device operation license and medical device exporting license, etc., and verifying their sales channels, distribution capacity and business reputation, distributors are authorized to distribute our products to their domestic and overseas customers.

We do not have long-term written agreements with our distributors. Each distributor order is typically governed by a brief purchase-order based sales agreement. The key terms of the distributor purchase agreements include:

●	The product’s name, type quantity and price.

●	Quality standard - medical device qualifications, including business license, medical device production and operation licenses, medical device registration certificates, inspection report, etc. Lack of one of the qualifications will result in termination of the agreements.

●	Delivery method and payment terms; payment is typically due within 90 days after delivery. Shipping costs re typically borne by us.

●	Breach of contract terms, including refund and return of products. Distributors are entitled to refunds and may return the product if the wrong product is delivered or the product does not meet agreed quality standards.

●	Dispute solutions, including bringing a lawsuit at the local People’s court.

Our distributors have secured a total of approximately 6,799 customers for us both domestically and internationally. We will continue to work with existing distributors, and identify and secure new distributors, to expand our customer base and enhance our brand recognition both in the PRC and abroad.

Our Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totalled approximately $2.8 million, $3.0 million, and $2.7 million, for the years ended December 31, 2023, 2022, and 2021, respectively. R&D expenses mainly consist of applicable personnel, design, sample testing and materials expenses. As of the date of this report, we had a total of 69 employees in the R&D department. In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval.

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

We believe the following companies may be our primary competitors:

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

Competitive Strengths

We are dedicated to serving our customers. We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Cost-effective methods to address customers’ significant needs with a variety of products. As of the date of this report, we have a total of 1063 products in our product portfolio covering all Class I, II, and III disposable medical devices, including 937 products for domestic sales and 126 products for overseas sales. Through sales of different products to our customers via our one-stop service, we are able to cost-effectively address our client’s needs.

●	Massive distribution network of clients, distributors, and suppliers. Through both direct sales and our massive distribution network, our products are sold to hospitals, pharmacies and medical institutions both domestically and internationally. As of the date of this report, we have 81 employees in our sales department and 4,981 independent sales agents, 3,424 distributors for domestic sales and 339 exporting distributors for overseas sales. We not only have accumulated a substantial domestic customer base and forged strong relationships with these customers, but also established good long-term cooperative relationships with well-known foreign medical equipment brand companies, which extends our reach world-wide. We believe that these customers will continue to be a source of business as well as a good referral source to new customers.

●	Geographical advantages allow us to provide one-stop service to our customers at reduced cost. Hospitals and other medical institutions normally have lists of over a hundred or even a thousand of different kinds of disposable medical devices which they must procure on a regular basis. Our PRC operating subsidiaries and primary operations are located in Touqiao Town, Yangzhou City, Jiangsu Province, one of the four medical device centers in PRC. Dubbed the “Hometown of Medical Devices & Consumables in China,” Touqiao Town hosts hundreds of disposable medical device manufacturers manufacturing all different kinds of products. In addition to our own products, we are qualified to distribute products sourced from other manufacturers. As a result, our clients are able to receive all required products by placing just a single order with us. When we receive an order from our hospital clients or distributors, we are able to quickly fulfill the order by including our own branded products and qualified products sourced from other manufacturers in Touqiao Town. There are also large numbers of medical device professionals, including research and development, or “R&D,” and technology professionals, and thousands of independent sales agents based near our primary operations. We are therefore able to procure high quality raw materials and products of other brands at a comparatively low price within a short period of time and to obtain sufficient labor and support to our one-stop service and manufacturing.

●	Economies of scale and automation provide significant cost advantages. The scale of our production is regional-leading within Yangtze River Delta region of China. The disposable medical devices we manufacture and sell are mainly low value-added products, which, however, are largely consumed and in huge demand every day in hospitals, medical institutions, and other health related industry entities. Through scaled production, we are able to increase our profits margin. In the procurement process, the production scale reduces our procurement costs and mitigate the impact of raw material price fluctuations. In the manufacturing process, we retrofitted equipment and introduced automation to improve production efficiency. At present, we have 12 purification plants covering a total area of approximately 110,352 square feet (10,252 square meters).

●	Leading competitive position maintained by high quality standard systems. Quality and safety are always our core value. Applying information acquired during our long-term business transactions with major medical institutions across China, we have developed a sophisticated quality management system, as well as a strict and effective internal control standard system. All of our products, either self-manufactured or sourced, fall within our quality control system subject to our quality inspection before delivery (See the section entitled “Quality Control” in Business).

●	Market-driven research and development allow for continual improvement and long-term client loyalty. As of the date of this report, we have an R&D team of 69 people, accounting for 11.18% of our total employees. For the fiscal year ended December 31, 2023, we have invested a total of $ 2.75 million in the products and technologies R&D. For the fiscal years ended December 31, 2022 and 2021, we have invested a total of $2,962,904 and $2,725,014 in the products and technologies R&D, respectively. We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, distributors and independent sales agents in sorting out our R&D orientation based on the real market demand. We continuously upgrade and improve our products and technologies to better suit our customers.

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

Our rigorous quality control management programs have earned us a number of quality-related manufacturing designations. Our manufacturing facilities are ISO 13485 compliant with ISO 13485:2016 edition certification achieved in 2020. In 2018, we achieved compliance with European Union’s CE certification, allowing certain of our products (such as Disposable Amniotic Membrane Perforators, Disposable Medical Suction Connecting Tubes and Disposable Gynecological Samplers) to be CE marked. In April 2020, we renewed registration of certain products with the FDA, including ID bracelet, surgical tapes, elastic, adhesive bandages, etc., allowing our products to enter U.S. market. We have more than 60 categories of products that have passed the quality system inspections administered by the China Food and Drug Administration and local authorities in Yangzhou City.

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

For the fiscal year of 2023 and as of the date of this report, we are not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has the Company been punished or can foresee any punishment to be made by any related government authorities of the PRC.

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

The chart below summarizes the classification, approval dates, and current approval terms of our top 20 products:

No.	Product Name	Remarks	Date of approval	Term of validity	Class
1	Disposable ID bracelet	By Yada, CE certified	2020-12-17	2023-12-16	Class II
2	Disposable medical brush				Class II
3	Masks	By Huadong	2021-2-26	2026-2-25	Class II
4	Disposable women’s examination kits	By Huadong	2021-2-25	2026-2-24	Class II
5	Medical Brush	Source from other (No registration certificate is required)	Class II
6	Medical kit	Source from other (No registration certificate is required)	Class II
7	Medical sterile dressing surgical kits	By Yada, CE certified	2020-12-17	2023-12-16	Class II
8	Medical catheter	Source from other (No registration certificate is required)	Class II
9	Uterine tissue suction tube	By Yada, CE certified	2020-12-17	2023-12-16	Class II
10	Low-density polyethylene (LDPE) bottles for eye drops	By Huada, Long term	Class I
11	High-density polyethylene (HDPE) bottles for tablets	By Huada, Long term	Class I
12	Disposable women’s examination kits	Source from other (No registration certificate is required)	Class II
13	Disposable Gynecological sampler	By Yada, CE certified	2020-12-17	2023-12-16	Class II
14	Disposable medical brush (type B1)	By Yada, CE certified	2020-12-17	2023-12-16	Class II
15	Disposable anal bag	By Yada, CE certified	2020-12-17	2023-12-16	Class II
16	Inspection gloves	By Yada	2016-2-29	Long term	Class I
17	Disposable humidified nasal oxygen tube	By Huadong	2021-1-27	2026-1-26	Class II
18	Disposable suction connecting tube	By Huadong	2021-3-9	2026-3-8	Class II
19	Medical dressing	By Huadong	2018-4-18	2023-4-17	Class II
20	Electronic pump	By Huadong	2021-3-9	2026-3-8	Class III

Competitive Challenges

●	Our production capacity for certain pandemic prevention products is limited. Our existing production capacity for certain products, consisting primarily of some pandemic prevention-related products, is unable to meet the current market demand due to limitations on our funding, production equipment, and facilities. As a result, our ability to expand our market share in this area is limited.

●	To date, limited access to capital has slowed our ability to gain additional market share. Our various product lines have developed rapidly and are competitive in the market. However, expansion of our production capacity, deepening of our marketing network, and improvement of our research and development efforts require sufficient capital investment. To date, lack of access to sufficient capital has limited some projects with development potential and has tempered our further expansion of market share. The Company needs more capital to expand its operations.

●	We sell primarily low value-added products, which limits our sales margins. The Company currently primarily manufactures and sells Class I and Class II medical products, with a lesser proportion of Class III products. The medical device industry is highly competitive, especially in respect of low value-added medical devices, which has low entry requirements subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We face potential competition from major medical device companies worldwide, many of which have longer, more established operating histories, and significantly greater financial, technical, marketing, sales, distribution, and other resources. As a result, we may find it difficult to compete with companies commercializing high-end products and enjoying a higher profit margins per-product.

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

Given our unique geographical location, we are able to procure qualified raw materials and locate qualified third party manufacturers and suppliers locally at a cost-effective way such as lower price and save of transportation costs in a shorten period, thus realizing scale production, reducing our production costs and increasing profit margin. By outsourcing some semi-finished product processing to the local consigned manufacturers in Touqiao Town, we not only expand our production capacity and improve our production efficiency, but also reduce production costs while meeting clients’ demands for products of various specifications.

Environmental

Due to the nature of the Company’s products, the Company’s PRC subsidiaries do not generate industrial wastewater and wastes. Generally speaking, the wastewater generated by our Company’s products is sanitary wastewater which can be disposed directly into municipal pipelines. The generated corner wastes is generally cleaned and collected by the cleaning personnel on time, and then transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation shall be collected and sent to relevant manufacturers for recycling. If new products are developed in the future and environmental measures are needed according to law, the Company will take corresponding environmental protection measures according to relevant laws and regulations. The waste discharge fees for the fiscal years of 2023, 2022 and 2021 were $5,105, $4,384 and $4,890, respectively, which has been paid in full.

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

Intellectual Property

Our business is dependent on a combination of trademarks, patents, copy rights, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this report, we have two (2) registered trademarks, twenty-seven (27) registered patents and two (2) copyrights in the PRC.

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

With the exception of the following proceedings, we are currently not a party to any material legal or administrative proceedings:

●	On August 29, 2023, a legal proceeding, Zhu Cheng v. Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. [Case No.: (2023) Su 1091 Minchu No. 1779], was filed with the Yangzhou Economic and Technological Development Zone People’s Court. The materials of the company contract dispute case include a complaint, evidence, notice of response and subpoena, among other things. Zhu Cheng’s lawsuit claims joint and several liability from Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. for payment of $2.3 million and, from June 2022, a loss of 1.5 times LPR from the 30th to the actual date of payment. The main basis for Zhu Cheng’s claim is the “Letter of Termination of Contract” signed by two foreign companies (Xintai International Holdings Co., Ltd., Ace Capital Limited) and Jiangsu Yada Technology Group Co., Ltd. on August 20, 2019. The “Contract Termination Agreement” mainly stipulates that Jiangsu Yada Technology Group Co., Ltd. will compensate Xintai International Holdings Co., Ltd. and Ace Capital Limited for the fees paid by companies that were listed in South Korea. The case was heard for the first time on October 9, 2023, in the Eighth Court of the Yangzhou Economic and Technological Development Zone People’s Court. The content of the hearing focused on the presentation and cross-examination of evidence by both parties. The court required the plaintiff to provide the Court with certain evidence regarding Xintai International Holdings Co., Ltd. and Ace Capital Limited within one month from the hearing date. To date, the plaintiff has not filed the required information with the court and there have been no further updates.

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

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. However, on December 29, 2023, the Standing Committee of the National People’s Congress issued the Company Law of the People’s Republic of China (the “Revised Company Law”), which will become effective on July 1, 2024. The Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

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

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration. On June 18, 2019, the China Internet Network Information Center promulgated the Implementing Rules of China Country Code Top-Level Domain Names Registration, which became effective on the same day and replaced the Implementing Rules for Domain Name Registration, setting forth the detailed rules for registration of country code top-level domain names. In August 2017, China’s Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (2015 Version). Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations (2008 Version), the Interim Measures on Administration on Foreign Debts (2022 Version), the Tentative Provisions on the Statistics Monitoring of Foreign Debts (2020 Version) and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.

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

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008 and was amended in 2017 and 2018, respectively, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council in 2007 and amended in April, 2019. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

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

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Labor Contract Law which became effective immediately and interprets and supplements the provisions of the Labor Contract Law.

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

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees the Interim Administrative Provisions on Registration of Social Insurance (repealed) and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

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

Registration and Filings of Medical Devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices (“the Supervision and Administration of Medical Devices,” which was amended and came into effect on May 4, 2017, and was amended again on February 9, 2021 and came into effect on June 1, 2021) and the Measures for the Administration of Registration and Recordation of Medical Devices promulgated by the State Administration for Market Regulation on August 26, 2021 and came into effect on October 1 2021 (“the Supervision and Administration of Medical Devices”), Class I medical devices are subject to filing administration, and Class II and Class III medical devices are subject to pre-approval registration administration. A registration certificate for Class II and Class III medical devices are issued upon approval, which is valid for five years and may be renewed six months prior to its expiration date.

Clinical trials are generally required for the filing of the Class I medical devices and for the registration of Class II and Class III medical devices, with certain exceptions as stipulated under the Supervision and Administration of Medical Devices.

As of the date of this report, we are current on the registration and filing for all of our medical devices.

Production License for Medical Devices

Pursuant to the Regulation on the Supervision and Administration of Medical Devices promulgated on July 30, 2014 and came into effect on October 1, 2014, as amended in 2017 and came into effect on May 4, 2017 (amended on February 9, 2021, came into effect on June 1, 2021), and the Administrative Measures on the Production Supervision of Medical Devices promulgated on July 30, 2014 and came into effect on October 1, 2014, as amended in 2017 and came into effect on November 11, 2017 (as amended on March 10, 2022 and effective on May 1, 2022), manufacturers engaged in the manufacturing of Class I medical devices are subject to production filing administration and receive production filing certificates upon satisfaction of filing requirements; while those engaged in the manufacturing of Class II and Class III medical devices are subject to pre-approval licensing administration and receive medical device production licenses upon receipt of approval for licensing. A medical device production license is valid for five years and may be renewed 30 to 90 business days prior to its expiration date.

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

(4)	having capability of after-sale services that is suitable for such medical device produced; and
(5)	satisfying the requirements as prescribed in production R&D and production technique documents.

As of the date of this report, we are current on the production filing and licensing of the medical devices.

Production and Quality Management of Medical Devices

Pursuant to the Administrative Measures on the Supervision of the Production of Medical Devices promulgated on July 30, 2014 and came into effect on October 1, 2014, as amended in 2017 and came into effect on November 17, 2017 (amended on March 10, 2022 and effective on May 1, 2022), and the Standards on Production and Quality Management of Medical Devices promulgated by the CFDA on December 29, 2014 and came into effect on March 1, 2015, an enterprise engaged in the production of medical devices shall establish and effectively maintain a quality control system in accordance to the requirements of the Standards on Production and Quality Management of Medical Devices. The enterprise engaged in the production of medical devices shall regularly conduct comprehensive self-inspection on the operation of quality management system and submit this report to the local food and drug supervision and administration authorities before the end of every year. The enterprise shall also establish its procurement control procedure and assess its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall apply risk management to the whole process of design and development, production, sales and after-sale services.

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

Good Clinical Practice for Medical Devices

On March 1, 2016, the CFDA and the National Health and Family Planning Commission jointly promulgated the Good Clinical Practice for Medical Devices, which became effective as of June 1, 2016 and repealed on March 24, 2022. On March 24, 2022, the National Medical Products Administration and the National Health Commission of the People’s Republic of China jointly issued the Good Clinical Practice for Medical Devices (2022 Version), which became effective as of May 1, 2022. The regulation includes full procedures of clinical trial of medical devices, including, among others, the protocol design, conduction, monitoring, verification, inspection, and data collection, recording, analysis and conclusion and reporting procedure of a clinical trial.

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

Operation License for Medical Device

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014 and last amended on March 10, 2022, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive medical device operation filing certificate upon satisfaction of filing requirement, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed 30 to 90 business days prior to its expiration date.

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

Export Registration

Pursuant to the Regulation on the Supervision and Administration of Medical Devices and the Administrative Measures on the Production Supervision of Medical Devices promulgated by the CFDA and amended on November 17, 2017 and March 10, 2022, CFDA, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory). In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates.

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

Land Use Rights We Obtained

We obtained the following land use rights for the construction of our headquarters, manufacturing facilities and office spaces, which cover an aggregate lot area of approximately 899,484 square feet (equivalent to 83,564.84 square meters), with the breakdown of land use set forth in the table below:

Land User	Land Use Type	Description/Use	Location	Lot Area (Square Meters)
Yangzhou Huada	Allocation	Industrial land	Tongda Road, Touqiao Town, Hanjiang District, Yangzhou	6,700.24
Jiangsu Yada	Assignment	Industrial land	Xinqiao Village, Touqiao Town, Guangling District, Yangzhou	15,991.00
Jiangsu Huadong	Allocation	Industrial land	No.88 Tongda Road, Touqiao Town, Guangling District, Yangzhou	11,717.44
Jiangsu Yada	Allocation	Industrial land	Tongda Road, Touqiao Town, Hanjiang District, Yangzhou	1,189.16
Hainan Guoxie	Allocation	Industrial land	Tayang Town, Qionghai City	47,967.00
Total				83,564.84

Properties We Own

We own the premises of our headquarters, manufacturing facilities and office spaces, which cover an aggregate building area of approximately 241,541 square feet (equivalent to 22,439.92 square meters), with the breakdown of square footage set forth in the table below:

Description/Use	Owner	Location	Area (Square Meters)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 3,545.09 (Floors 1-4)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 394.62 (Floor 1)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 2,412.30
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 428.79 (Floor 1)
Manufacturing facility	Yangzhou Huada	No.1 East Tongda Road, Touqiao Town	Land Lot Area 6,700.24/ Building Area 2,109.77 (Floors 1-2)
Office space & manufacturing facility	Yangzhou Huada	No.2,3,4 East Tongda Road, Touqiao Town	Land Lot Area 6,700.24 464.2 (Floor 1)；1,224.45 (Floors 1-2)；1,005.73 (Floor 1)
Manufacturing facility	Jiangsu Yada	No.1 Zhu Group, Xuzhuang, Datong Village, Touqiao Town	3,023.2
Manufacturing facility	Jiangsu Huadong	No.88 Tongda Road, Touqiao Town	Land Lot Area 11717.44/ Building Area 3,709.93 (Floors 1-2)
Manufacturing facility	Jiangsu Huadong	No.88 Tongda Road, Touqiao Town	Land Lot Area 11717.44/ Building Area 4,586.04 (Floors 1-2)
Total			22,439.92

Properties We Lease

In addition to the above-mentioned properties that we own, we currently lease several properties in Yangzhou for an aggregate area of approximately 86,101 square feet (equivalent to 7,999 square meters) from our PRC subsidiaries for processing shops and office space. All leases are subject to renewal upon approval of the lessors, subject to the lessor receiving renewal requests at least three months in advance. Presently, the leases have been renewed through 2024.

The breakdown of the leased properties is as follows:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Jiangsu Huadong	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	670	$5,677 (RMB40,200.00)	January 1, 2024 to December 31, 2024	Processing Workshop
Jiangsu Yada	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	20	$169 (RMB1,200.00)	January 1, 2024 to December 31, 2024	Office
Jiangsu Huadong	Jiangsu Yada	No.88 Tongda Road, Guangling District, Yangzhou	1,100	$9,321 (RMB66,000.00)	January 1, 2024 to December 31, 2024	Processing Workshop
Yangzhou Huada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	4,804.15	$40,708 (RMB288,249.00)	January 1, 2024 to December 31, 2024	Processing Workshop
Jiangsu Yada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	1,325.00	$11,227 (RMB79,500.00)	January 1, 2024 to December 31, 2024	Office
Qionghai Branch of Instrial and Comercial Bank of China	Hainan Guoxie	Room 607-608, 6th Floor, ICBC Office Building, 238 Dongfeng Road, Qionghai City	80	$8,135 (RMB57,600,000)	October 1, 2023 to September 30, 2026	Office

*	Zhu Yi is not a related party to the Company.

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

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. Up to now, the Company has 339 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’ product permeation for mainland China has reached major medical institutions and pharmacies through some 3,424 distributors. At the same time, the Company has established a cooperative network with more than 540 hospitals through its own direct sales channels.

Revenues decreased by approximately $6.25 million, or approximately 6%, to $97.10 million for the year ended December 31, 2023 from approximately $103.35 million for the year ended December 31, 2022. The decrease was mainly due to a decline in demand for customer orders, which we believe occurred because of the stalling recovery of China’s economy.

Net income increased by approximately $5.41 million, or approximately 87.6%, to $11.59 million for the year ended December 31, 2023 from approximately $6.18 million for the year ended December 31, 2022. The increase was mainly due to a decrease in general and administrative expenses.

Revenues decreased by approximately $0.69 million, or approximately 1%, to $103.35 million for the year ended December 31, 2022 from approximately $104.04 million for the year ended December 31, 2021. The decrease was mainly due to a decline in demand for customer orders.

Net income decreased by approximately $14.77 million, or approximately 71%, to $6.18 million for the year ended December 31, 2022 from approximately $20.95 million for the year ended December 31, 2021. The decrease was mainly due to a sharp increase in service expenses and bad debt expenses.

Recent Developments

On December 27, 2023, Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50.5 million in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6.0 million in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,254 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. Gross proceeds amounted to approximately $5.58 million. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4.80 million. The Company intends to use the net proceeds for general working capital purposes.

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

Most of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked since December 2022. On May 5, 2023, WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. The pandemic did not have a significant impact on the Company’s operations for the year ended December 31, 2023 and the total net profit increased by more than 80% in 2023. The market demand for medical consumables remains strong. The Company is actively transforming and expanding into high-quality consumables and technology-based household products. The Company anticipates that its financial performance will continue to improve in 2024.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

Years Ended December 31, 2023, 2022 and 2021

	For the Year Ended December 31,
	2023	2022	2021
Revenues
Third party sales	$96,682,474	$103,317,145	$103,461,809
Related party sales	416,441	29,196	575,901
Total revenues	97,098,915	103,346,341	104,037,710
Cost of revenues	63,900,597	65,247,864	64,232,469
Gross profit	33,198,318	38,098,477	39,805,241

Operating expenses
Selling	7,295,460	7,109,524	6,457,801
General and administrative	6,540,944	12,468,551	4,361,472
Research and development	2,753,315	2,962,904	2,725,014
Written-off Tai He deposit	-	4,755,536	-
Provision for credit losses	1,933,661	-	-
Total operating costs and expenses	18,523,380	27,296,515	13,544,287

Income from operations	14,674,938	10,801,962	26,260,954

Other (income) expense:
Interest expense	250,781	194,667	180,744
Interest income	(873,439)	(63,725)	(23,855)
Currency exchange gain	153,440	(273,432)	(174,413)
Other expense, net	95,382	53,205	50,437
Total other (income) expenses	(373,836)	(89,285)	32,913)

Income before income tax provision	15,048,774	10,891,247	26,228,041

Income taxes expense	3,457,733	4,713,543	5,278,462
Net income	$11,591,041	$6,177,704	$20,949,579

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues decreased by approximately $6.25 million, or approximately 6%, to $97.10 million for the year ended December 31, 2023 from approximately $103.35 million for the year ended December 31, 2022. The decrease was mainly due to a decline in demand for customer orders, which we attributed to the stalling recovery of China’s economy.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $1.35 million, or approximately 2%, to $63.90 million for the year ended December 31, 2023 from approximately $65.25 million for the year ended December 31, 2022. The decrease was generally in line with decrease in revenue except some fixed cost such as lease expense and salary of administrative employees in production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Year Ended December, 31
	2023	2022
Revenues	$97,098,915	$103,346,341
Costs of revenues	63,900,597	65,247,864
Gross profit	$33,198,318	$38,098,477
Gross profit margin %	34%	37%

Gross profit decreased by approximately $4.90 million, or approximately 13%, to $33.20 million for the year ended December 31, 2023 from approximately $38.10 million for the year ended December 31, 2022. Gross profit margin decreased from 37% for the year ended December 31, 2022 to 34% for the year ended December 31, 2023 as a result of certain fixed costs not decreasing proportionately with revenue.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

Years Ended December 31, 2023 and 2022

	2023	2022
Transportation expenses	$2,322,690	$2,585,485
Salaries and benefits	1,362,236	1,468,247
Entertainment expenses	1,102,463	1,178,064
Conference expenses	1,042,010	1,125,353
Travel allowance	358,120	343,439
Auto expenses	254,148	243,706
Advertising expenses	8,096	95,432
Consulting fee	781,580	-
Other expenses	64,117	69,798
Total	$7,295,460	$7,109,524

The selling expenses increased by approximately $0.19 million, or approximately 3%, to $7.30 million for the year ended December 31, 2023 from approximately $7.11 million for the year ended December 31, 2022. The increase was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses decreased by $83,343, or approximately 7%, to $1.04 million for the year ended December 31, 2023 from approximately $1.13 million for the year ended December 31, 2022. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations.

(b)	Our transportation expenses decreased by approximately $0.26 million, or approximately 10%, to $2.32 million for the year ended December 31, 2023 from $2.59 million for the year ended December 31, 2022. The reduction in business travel was due to a decline in demand for customer orders.

(c)	Our salary and benefits expenses decreased by approximately $0.11 million or approximately 7%, to $1.36 million for the year ended December 31, 2023 from approximately $1.47 million for the year ended December 31, 2022. The decrease was due to a decrease in the salary and benefits of the sales team, which was in line with revenue decrease.

(d)	Our consulting fees amounted to approximately $0.78 million and $nil for the years ended December 31, 2023 and 2022, respectively. The Company signed a contract with a third-party consultant on October 12, 2023 in order to conduct market research and analysis on the Company’s main basic medical consumables and robotic surgical systems in the Americas and related overseas countries.

(e)	Our other expenses decreased by approximately $0.14 million for the year ended December 31, 2023. Other expenses mainly consisted of certification fees, depreciation expenses, express fees, communication fees and loading fees.

General and administrative

General and administrative expenses primarily consisted of the following expenses:

Years Ended December 31, 2023 and 2022

	2023	2022
Salaries and benefits	$1,441,286	$1,362,803
Entertainment expenses	1,218,660	1,230,556
Conference fees	808,637	846,374
Auto expenses	230,171	226,763
Maintenance expenses	103,317	129,425
Depreciation expenses	118,368	104,295
Travel allowance	138,171	131,872
Office expenses	81,972	102,417
Surtax expenses	585,101	642,748
Amortization expenses	62,149	22,196
Rental expenses	7,753	7,515
Insurance expenses	115,723	108,146
Service expenses	1,292,755	7,200,839
Other expenses	336,881	352,602
Total	$6,540,944	$12,468,551

General and administrative expenses decreased by approximately $5.93 million, or approximately 48%, to $6.54 million for the year ended December 31, 2023, from approximately $12.47 million for the year ended December 31, 2022. The decrease was primarily due to (a) service expenses decreasing by $5.91 million from $7.20 million for the year ended December 31, 2022 to $1.29 million for the year ended December 31, 2023 due to the reduction in investment consulting fees in fiscal 2023, (b) surtax expenses decreasing by $57,657 or 9.0% from approximately $0.64 million for the year ended December 31, 2022 to approximately $0.59 million for the year ended December 31, 2023, (c) conference fees decreasing by $37,737 or 4.5% from $0.85 million for the year ended December 31, 2022 to approximately $0.81 million for the year ended December 31, 2023, offset by (d) salaries and benefits increasing by $78,483 from $1.36 million for the year ended December 31, 2022 to approximately $1.44 million for the year ended December 31, 2023.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

Years Ended December 31, 2023 and 2022

	2023	2022
Sample manufacturing expenses	$1,236,407	$1,392,350
Salaries and benefits	1,067,154	1,161,696
Travel allowance	128,118	123,373
Depreciation expenses	10,007	8,309
Design expenses	80,922	98,068
Material expenses	27,066	27,371
Other expenses	203,641	151,737
Total	$2,753,315	$2,962,904

Research and development expenses decreased by approximately $0.21 million, or approximately 7%, to $2.75 million for the year ended December 31, 2023, from approximately $2.96 million for the year ended December 31, 2022. The decrease was mainly due to decrease in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations increased by approximately $3.87 million, or approximately 36%, to $14.67 million for the year ended December 31, 2023 from approximately $10.80 million for the year ended December 31, 2022.

Income tax expense

The provision for income taxes decreased by approximately $1.26 million, or approximately 27%, to $3.46 million for the year ended December 31, 2023, from approximately $4.71 million for the year ended December 31, 2022. The decrease was mainly due to the decrease of taxable income in 2023.

Net income

As a result of the factors described above, our net income decreased by approximately $5.41 million, or approximately 88%, to $11.59 million for the fiscal year ended December 31, 2023 from approximately $6.18 million for the fiscal year ended December 31, 2022.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through its PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu International Medical is the Hong Kong dollar and the functional currency of other subsidiaries is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation loss for the fiscal years ended December 31, 2023 and 2022 was approximately $3.43 million and $9.16 million, respectively. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollar.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Revenues decreased by approximately $0.69 million, or approximately 1%, to $103.35 million for the year ended December 31, 2022 from approximately $104.04 million for the year ended December 31, 2021. The decrease was mainly due to a decline in demand for customer orders.

Cost of revenues

Cost of revenues primarily includes cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues increased by approximately $1.02 million, or approximately 2%, to $65.25 million for the year ended December 31, 2022 from approximately $64.23 million for the year ended December 31, 2021. The increase was mainly due to an increase in the price of materials.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Year Ended December, 31
	2022	2021
Revenues	$103,346,341	$104,037,710
Costs of revenues	65,247,864	64,232,469
Gross profit	$38,098,477	$39,805,241
Gross profit margin %	37%	38%

Gross profit decreased by approximately $1.71 million, or approximately 4%, to $38.10 million for the year ended December 31, 2022 from approximately $39.81 million for the year ended December 31, 2021. Gross profit margin decreased from 38% for the year ended December 31, 2021 to 37% for the year ended December 31, 2022 due to an increase in the cost of materials.

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

Selling expenses increased by approximately $0.65 million, or approximately 10%, to $7.11 million for the year ended December 31, 2022 from approximately $6.46 million for the year ended December 31, 2021. The increase was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses increased by approximately $0.35 million to $1.13 million for the year ended December 31, 2022 from approximately $0.77 million for the year ended December 31, 2021. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b)	Our transportation expenses decreased by approximately $0.22 million, or approximately 8%, to $2.59 million for the year ended December 31, 2022 from approximately $2.80 million for the year ended December 31, 2021. The reduction in business travel was impacted by COVID-19 related controls implemented by local governments in fiscal year 2022;

(c)	Our salaries and benefits expenses increased by approximately $0.18 million or approximately 14%, to $1.47 million for the year ended December 31, 2022 from approximately $1.29 million for the year ended December 31, 2021. The increase was mainly attributable to the fact that the COVID-19 pandemic in China had been largely brought under control and the local government cancelling the related social insurance relief policy.

(d)	Our entertainment expenses increased by approximately $0.39 million, or approximately 50%, to $1.18 million for the year ended December 31, 2022 from approximately $0.79 million for the year ended December 31, 2021. The increase was mainly attributable to the Company’s business expansion and new customer acquisition activities.

General and administrative

General and administrative expenses primarily consist of the following expenses:

Years Ended December 31, 2022 and 2021

	2022	2021
Salaries and benefits	$1,362,803	$1,227,228
Entertainment expenses	1,230,556	816,196
Conference fee	846,374	510,267
Auto expenses	226,763	153,911
Maintenance expenses	129,425	126,650
Depreciation expenses	104,295	147,522
Travel allowance	131,872	118,113
Office expenses	102,417	94,686
Surtax expenses	642,748	655,679
Amortization expenses	22,196	26,951
Rental expenses	7,515	20,349
Insurance expenses	108,146	9,743
Service expenses	7,200,839	183,647
Other expenses	352,602	270,530
Total	$12,468,551	$4,361,472

General and administrative expenses increased by approximately $8.11 million, or approximately 186%, to $12.47 million for the year ended December 31, 2022, from approximately $4.36 million for the year ended December 31, 2021. The increase was primarily due to (a) service expenses increasing by approximately $7.0 million from approximately $0.2 million for the year ended December 31, 2021 to approximately $7.2 million for the year ended December 31, 2022, (b) entertainment expenses increasing by approximately $0.41 million or 51% from approximately $0.8 million for the year ended December 31, 2021 to approximately $1.2 million for the year ended December 31, 2022, (c) conference fee expenses increasing by approximately $0.3 million from approximately $0.5 million for the year ended December 31, 2021 to approximately $0.8 million for the year ended December 31, 2022, and (d) salaries and benefits increasing by approximately $0.1 million from approximately $1.2 million for the year ended December 31, 2021 to approximately $1.4 million for the year ended December 31, 2022.

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

Research and development expenses increased by approximately $0.24 million, or approximately 9%, to $2.96 million for the year ended December 31, 2022, from approximately $2.73 million for the year ended December 31, 2021. The increase was mainly due to the increase in salaries and benefits expenses which was mainly attributable to that the pandemic in China had been brought under control and the local government had canceled the social insurance relief policy that had been put in place during the pandemic.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $15.46 million, or approximately 59%, to approximately $10.80 million for the year ended December 31, 2022 from approximately $26.26 million for the year ended December 31, 2021.

Income tax expense

The provision for income taxes decreased by approximately $0.56 million, or approximately 11%, to $4.71 million for the year ended December 31, 2022, from approximately $5.28 million for the year ended December 31, 2021. The decrease was mainly due to the decrease of profit before provision for income taxes in 2021.

Net income

As a result of the factors described above, our net income decreased by approximately $14.77 million, or approximately 71%, to $6.18 million for the fiscal year ended December 31, 2022 from approximately $20.95 million for the fiscal year ended December 31, 2021.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2023 and 2022, we had cash of approximately $16.93 million and $26.74 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

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

Cash Flow Summary

Years Ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Net Cash Provided by (Used in) Operating Activities	$2,275,750	$(9,163,038)	$(54,663)

Net Cash Used in Investing Activities	(12,458,698)	(8,620,292)	(833,817)

Net Cash Provided by Financing Activities	706,125	37,245,500	1,860,234

Effect of Exchange Rate Changes on Cash	(332,999)	(874,746)	(9,812)

Cash at Beginning of Year	26,736,700	8,149,276	7,187,334

Cash at End of Year	$16,926,878	$26,736,700	$8,149,276

Years Ended December 31, 2023 and 2022

Cash Flow Provided by Operating Activities

Net cash provided by operating activities was approximately $2.3 million for the year ended December 31, 2023, primarily comprised of net income of approximately $11.6 million and adjusted for non-cash items approximately $2.3 million, decrease in prepayments and other assets of approximately $1.8 million, decrease in bank acceptance receivables of $1.0 million, offset by increase in accounts receivable of approximately $14.0 million.

Net cash used in operating activities was approximately $9.2 million for the year ended December 31, 2022, primarily comprised of net income of approximately $6.2 million and adjusted for non-cash items approximately $5.1 million, offset by increase in accounts receivable of approximately $7.1 million, increase in prepayments and other assets of approximately $4.9 million, increase in bank acceptance receivables of $4.3 million, decrease in accounts payable of approximately $3.4 million and decrease in taxes payable of approximately $0.8 million.

Cash Flow Used in Investing Activities

Net cash used in investing activities was approximately $12.5 million for the year ended December 31, 2023. It consisted of purchases of property and equipment and intangible assets of approximately $4.7 million, deposits to a related party of approximately $9.2 million related to a pre-investment deposit for the purchase of 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd, offset by collection from long-term deposit for buildings of approximately $0.7 million, proceeds from disposal of long-term investment of approximately $0.4 million and proceeds from disposal of property, plant and equipment of approximately $0.3 million.

Net cash used in investing activities was approximately $8.6 million for the year ended December 31, 2022. It consisted of purchases of property and equipment of approximately $2.7 million and long-term investment of $5.9 million.

Cash Flow in Financing Activities

For the year ended December 31, 2023, the Company had net cash provided by financing activities of approximately $0.7 million, which consisted of the proceeds from short-term bank loans of approximately $6.6 million, offset by repayments of short-term bank loans of approximately $5.9 million.

For the year ended December 31, 2022, the Company had net cash provided by financing activities of approximately $37.2 million, which consisted of proceeds from initial public offering of approximately $34.5 million, proceeds from short-term bank loans of approximately $7.6 million, proceeds from long-term bank loans of approximately $0.7 million, capital contributed by non-controlling shareholders of approximately $0.6 million, offset by repayments of short-term bank loans of approximately $6.2 million.

Years Ended December 31, 2022 and 2021

Cash Flow in Operating Activities

Net cash used in operating activities was approximately $9.2 million for the year ended December 31, 2022, compared to net cash used in operating activities of $54,663 for the year ended December 31, 2021, representing a $9.1 million, or a 16,663% increase, in the net cash inflow used in operating activities. The increase in net cash used in operating activities was primarily due to the following:

a)	Change in bank acceptance receivables was approximately $4.3 million net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in bank acceptance receivables was approximately $6.5 million net cash outflow, which led to approximately $2.2 million decrease in net cash outflow from operating activities;

b)	Change in accounts receivable was approximately $7.1 million net cash outflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts receivable was approximately $20.1 million net cash outflow, which led to approximately $12.9 million decrease in net cash outflow from operating activities;

c)	Change in accounts payables was approximately $3.4 million net cash inflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in accounts payables was approximately $4.9 million net cash outflow, which led to approximately $8.3 million increase in net cash inflow from operating activities;

d)	Change in taxes payable was approximately $0.8 million net cash inflow for the year ended December 31, 2022. For the year ended December 31, 2021, change in taxes payable was approximately $0.3 million net cash outflow, which let to approximately $1.1 million increase in net cash inflow from operating activities;

e)	Write-off of the Tai He deposit resulted in approximately $4.8 million and $nil net cash outflow for the year ended December 31, 2022 and 2021, respectively, which led to an approximately $4.8 million increase in net cash outflow from operating activities. During the IPO, the Company entered into a series of agreements (the “Agreements”) with Tai He International Group Limited (“Tai He”), a Hong Kong investment company. Pursuant to the Agreements, Tai He agreed to invest a minimum of $35 million in the IPO subject to the Company making a $7.0 million refundable deposit and advancing a $3.0 million service fee for investor relations and other services payable to Tai He. The Company paid an approximately $4.8 million deposit and $2.3 million service fee to Tai He in 2022. The Company’s affiliates and individual shareholders paid the rest of the agreed amount. Later the Company learned that Tai He did not invest in the IPO or provide services to the Company related to the IPO. Thereafter, the Company terminated the Tai He Agreement, ceased any further payment and sought to recoup the fees paid by the Company to Tai He. However, due to the uncertainty of collection, the Company wrote off the approximately $4.8 million deposit and fully expensed the $2.3 million service fee paid by the Company to Tai He in the year ended December 31, 2022.

f)	Net cash used in operating activities for the year ended December 31, 2022 consisted of net income of approximately $6.2 million, noncash adjustments of approximately $5.1 million. Net cash used in operating activities for the year ended December 31, 2021 consisted of net income of approximately $20.9 million, noncash adjustments of approximately $0.6 million

Cash Flow in Investing Activities

Net cash used in investing activities was approximately $8.6 million for the year ended December 31, 2022. It consisted of purchases of property and equipment of approximately $2.7 million and long term investment acquisition of approximately $5.9 million.

Net cash used in investing activities was approximately $0.8 million for the year ended December 31, 2021. It consisted of purchases of property and equipment of approximately $0.9 million, offset by proceeds from disposal of fixed assets of $16,414.

Cash Flow in Financing Activities

For the year ended December 31, 2022, the Company had net cash provided by financing activities of approximately $37.2 million, which consisted of proceeds from initial public offering of approximately $34.5 million, proceeds from short-term bank loans of approximately $7.6 million, proceeds from long-term bank loans of approximately $0.7 million, capital contributed by non-controlling shareholders of approximately $0.6 million, offset by repayments of short-term bank loans of approximately $6.2 million.

For the year ended December 31, 2021, the Company had net cash provided by financing activities of approximately $1.8 million, which consisted of the proceeds from short-term bank loans of approximately $6.5 million, offset by repayments of short-term bank loans of approximately $4.7 million.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

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

There were no write-downs recognized of inventories as of December 31, 2023 and 2022.

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

Directors and Executive Officers	Age	Position/Title
Yongjun Liu	67	Chairman of the board of directors
Xin Wang	35	Chief Executive Officer and Director
Lianzhang Zhao	56	Chief Financial Officer
Xiaoming E	62	Independent Director
Huijuan Zhao	35	Independent Director
Wenzhang Jia	58	Independent Director

The following is a brief biography of each of our executive officers and directors:

Yongjun Liu - Chairman of the board of directors

Mr. Liu has been Chairman of the board of directors since November 10, 2020, Chairman and General Manager of Kang Fu International Medical since October 2015, Chairman and General Manager of Yangzhou Huada since December 2001, Chairman and General Manager of Jiangsu Huadong since November 2000, and Chairman and General Manager of Jiangsu Yada since December 1990. In October 2015, Mr. Liu co-founded Kang Fu International Medical with several other co-founders, In December 2001, November 2000 and December 1990, he founded Yangzhou Huada, Jiangsu Huadong and Jiangsu Yada, respectively.

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

Xiaoming E – Independent Director

Mr. E has been a director of our Company since February 18, 2022. From January 2010 to present, he has served as Chairman and General Manager of Jiangsu Changfeng Medical Industry Co., Ltd. From May 2004 to present, he has been Vice Chairman of the Yangzhou Guangling District Medical Device Industry Association. From July 1998 to May 2004, he served as Vice Chairman of Yangzhou Sanitary Product Association. He earned a college degree from Yangzhou Education College in economic management in March 2004.

We believe that Mr. E is qualified to serve as a director on our board of directors because of his experience in the medical device industry.

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

We believe that Ms. Zhao is qualified to serve as a director on our board of directors because of her experience in risk control practice. We believe she can provide the Company with valuable guidance and oversight.

Wenzhang Jia – Independent Director

Mr. Wenzhang Jia has been a director of our Company, and the chairman of our audit committee, since June 28, 2022. Mr. Jia is the chairman and chief financial officer of Jiangsu Xibei Electronic Network Co., a company that produces and sells wire and cable, cable TV equipment and network communications equipment, a position he has served in since February of 2000. Mr. Jia received his Bachelor’s degree in finance in 2004 from Yangzhou Institute of Commerce and Industry and pursued post-graduate studies in business administration at Tsinghua University in 2007. Mr. Jia has been president of the Yangzhou Electrical Appliance Industry Association since 2007.

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

Controlled Company

Mr. Yongjun Liu, the chairman of our board of directors, currently beneficially owns approximately 62.6% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

Set forth below is the compensation paid to our executive officers and directors during the fiscal year ended December 31, 2023:

Name	2023 Compensation
Yongjun Liu	$51,429
Xin Wang	67,572
Lianzhang Zhao	51,429
Xiaoming E	13,715
Huijuan Zhao	42,857
Wenzhang Jia	-

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

Committees of the Board

We maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted separate charters for each of the three committees. Each committee’s members and functions are described below.

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

Clawback Policy

While the Company does not presently have in place any significant incentive compensation agreements or awards related to the Company’s overall financial performance, the Company’s board of directors has adopted a clawback policy in order to comply with federal securities laws. As such, we have adopted a clawback policy in which we may seek the recovery or forfeiture of incentive compensation paid by us, including cash, equity or equity-based compensation, in the event we restate our financial statements under certain circumstances. The clawback policy applies to our executive officers, any employee who was eligible to receive incentive compensation and whose conduct contributed to the need for a restatement, and any other former executive officer or other employee who contributed to the need for such restatement.

D. Employees

Employees

We had 617, 626 and 622 full-time employees as of December 31, 2023, 2022 and 2021, respectively. The following table sets forth the number of full-time employees based on category of employment and place of employment as of December 31, 2023:

Function/Department	Yangzhou Huada	Jiangsu Huadong	Jiangsu Yada	Total
Management	12	33	39	84
Sales and Marketing	9	36	36	81
Research and Development	0	37	32	69
Production	68	95	220	383
Subtotal Total	89	201	327	617

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

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by a labor union.

E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 25,455,602 shares of Ordinary Shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongjun Liu(1)	15,935,000	62.6%
Ordinary Shares	Xin Wang	-	-%
Ordinary Shares	Lianzhang Zhao	-	-
Ordinary Shares	Tongying Zhang	-	-%
Ordinary Shares	Xiaoming E	-	-%
Ordinary Shares	Huijuan Zhao(3)	740	-%
Ordinary Shares	Wenzhang Jia(2)	1,886	-%
Total of All Current Officers and Directors:		15,936,886	62.6%
≥ 5% Beneficial Owners
None.

(1)	Mr. Liu holds these shares through Bright Accomplish Limited, a holding company controlled jointly by Mr. Liu and his wife, Yin Liu.

(2)	Represents options to purchase 1,886 Ordinary Shares of the Company, at an exercise price of $5.30 per share. The options, which vested in equal monthly installments over Mr. Jia’s initial year of service, are exercisable for a term of ten years.

(3)	Represents options to purchase 740 Ordinary Shares of the Company, at an exercise price of $13.51 per share. The options, which vested in equal monthly installments over Ms. Zhao’s initial year of service, are exercisable for a term of ten years.

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

Transaction with Ms. Liu Fang

On December 19, 2023, Huadong signed a letter of intent with Ms. Liu Fang to purchase 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd (“Guomai”). The Group prepaid $9.2 million in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Guomai was pledged to Huadong. The parties anticipate that the transaction will close on or about December 18, 2024. In the event the transaction does not close, the deposit will be returned to the company and the pledged shares will be returned to Ms. Liu. The transaction has not been completed as of the date of this report.

Transaction with Yangzhou Meihua Import and Export Co., Ltd.

We sell products at market price to Yangzhou Meihua Import and Export Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2023 and 2022, the sales amount was $416,441 and $18,780, respectively, and as of December 31, 2023 and December 31, 2022, the amount due from Yangzhou Meihua Import and Export Co., Ltd. were $456,361 and nil, respectively. The main business of Yangzhou Meihua Import and Export Co., Ltd. is the import and export of medical consumables, and the main types of products it purchases from the Company are dressing wounds and wiping wounds, Yang Ke Tou (Suction tube), disposable urinary swab, disposable umbilical cord clamp, disposable suction connection pipe, disposable medical gauze, medical urine cup, medical disinfection dressing surgical kit and round head steel needles.

Transaction with Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.

We sell products at market price to Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2023 and 2022, the sales amount was nil and $10,416, respectively, and as of December 31, 2023 and December 31, 2022, the amount due from Xinya Pharmaceutical Hanjiang Co., Ltd. both were nil. The main business of Shanghai Xinya Pharmacy Hanjiang Co., Ltd. is drug production and sales, and the main types of products it purchases from the Company are oral solid medical high-density polyethylene bottles and disposable masks.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB deppreciated by 2.94% and 8.23% for the year ended December 31, 2023 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,254 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. After the First Closing, and subject to the satisfaction of certain additional conditions, including an Investor holding an outstanding Note with a principal amount below $500,000, additional tranches of funding may occur pursuant to the SPA (each, an “Additional Closing”). In conjunction with each Additional Closing, Investors will receive an additional Note containing substantially the same terms as the initial Notes issued, convertible into Ordinary Shares at 110% of the VWAP of the Ordinary Shares on the trading day immediately preceding such Additional Closing and subject to adjustment, and a Warrant exercisable for Ordinary Shares equal to 50% of the number obtained from dividing the principal amount of the Note by the VWAP on the trading day immediately prior to such Additional Closing, and such Warrant will be exercisable for 120% of the VWAP of the Ordinary Shares on the trading day immediately preceding such Additional Closing.

In addition, pursuant to the SPA and subject to certain exceptions, the Company (i) granted the Investors the right to participate in a Subsequent Financing (as defined in the SPA) until 12 months from the date on which no Notes or Warrants are outstanding, (ii) agreed not to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents (as defined in the SPA) or file any registration statement with respect thereto during (x) the 60-day period beginning on the date of the SPA and (y) the 60-day period commencing on each Additional Closing and (iii) agreed not to enter into a Variable Rate Transaction (as defined in the SPA), or conduct a dilutive issuance (unless Investor approval is received) until such time that no Notes or Warrants are outstanding. In the event of a Subsequent Financing, the Investor has the right to demand the Company use 30% of such proceeds to repay their outstanding Notes at a 105% premium and on a pro rata basis. Additionally, the Company agreed not to effect a reverse split or reclassification of its capital stock within 12 months from the date of the SPA without the Investors’ prior consent, and subject to certain exceptions, and not to incur any additional indebtedness over $500,000 without the Investors’ prior consent, which consent is not to be unreasonably withheld. The SPA contains certain other representations and warranties, covenants and indemnities customary for similar transactions.

The Note and the Ordinary Shares underlying the Notes were issued pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-27419), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2023 and declared effective on September 29, 2023, and pursuant to a prospectus supplement dated January 2, 2024 filed under Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), which registering the Notes issued at the First Closing and the Ordinary Shares underlying such Notes.

B. Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

Five year warrants to purchase 1,205,255 of our Ordinary Shares, exercisable at $2.9869 per share, were issued to the Investors, dated December 27, 2023, which warrants are held by the Investors (as disclosed above) and were sold pursuant to an exemption from registration in accordance with Rule 506(b) of Regulation D under the Securities Act.

Our independent director, Wenzhang Jia, holds options to purchase 1,886 Ordinary Shares of the Company, exercisable at a price of $5.30 per share, which options vest in equal monthly installments over the course of Mr. Jia’s initial year of service and are exercisable for a term of 10 years.

Our independent director, Huijuan Zhao, holds options to purchase 740 Ordinary Shares of the Company, exercisable at a price of $13.51 per share, which options vested in equal monthly installments over the course of Ms. Zhao’s initial year of service and are exercisable for a term of 10 years.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

D. Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on August 10, 2021 and is incorporated herein by reference. During the fiscal year ended December 31, 2023, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2023	2022	2021
Audit Fees*	$226,600	$522,272	$220,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we have the option to follow the corporate governance practices of our home country, as opposed to following Nasdaq corporate governance requirements, except to the extent that such laws would be contrary to U.S. securities laws and provided that we discloses the practices we are not following and describe the home country practices we follow instead. As we are a Cayman Islands company, our corporate governance practices are governed by applicable Cayman Islands law and our Memorandum and Articles, and we may choose to follow Cayman Islands practices where deemed appropriate. We presently rely on the “foreign private issuer” exemption with respect to the following Nasdaq requirements:

●	Majority independent Board. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

●	Shareholder approval requirements for equity issuances. We have exercised the home country rule exemption and elected to be exempt from Nasdaq Marketplace Rule 5635(d) and notified Nasdaq of our decision to exercise such exemption. Nasdaq Marketplace Rule 5635(d) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the Ordinary Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. As we have notified Nasdaq that we have elected to be exempt from the Nasdaq Marketplace Rule 5635(d), approval of our board of directors is sufficient to proceed with any equity issuance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Currently, the Company’s IT department is in charge of cybersecurity management and implementing cybersecurity and data protection work. Three cybersecurity management personnel in the IT department all graduated in computer or engineering majors with more than five years of experience in cybersecurity-related positions. The IT department continuously monitors the Company’s network and information systems, analyzes potential vulnerabilities, and implements security measures to prevent and mitigate cybersecurity risks. The IT department is involved in developing and establishing a robust process preventing, detecting, mitigating, and remedying cybersecurity incidents.

As the Company’s business mainly focuses on the production and manufacturing of traditional medical devices and supplies, the majority of the Company’s computers are only connected to the Company’s internal network environment. External networks and data are filtered and screened through the central exchange servers. Therefore, from a hardware and software perspective, the Company is not exposed to significant cybersecurity risks. To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have not been material, have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, an actual or perceived breach of our cybersecurity could disrupt our production, damage our reputation, subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – A breakdown in our information technology (IT) systems could result in a significant disruption to our business and Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.”

The Company plans to establish the “Cybersecurity Incident Management and Emergency Response System” (“System”) within three months, in accordance with applicable laws and the practice of the Company’s operations. This System will apply to all departments and affiliated companies and subsidiaries of the Company. The objective of implementing the System is to establish a robust framework for managing and responding to network and information security incidents within the Company, effectively prevent, timely control and minimize the adverse impact of the incidents by promptly and effectively addressing such incidents, and thus maintain the continuous security of the Company’s network systems. The System will include a “Cybersecurity Incident Response Plan” that will be tailored to the functions of the business departments and each critical business process, and account for the potential impact of varying degrees of security incidents on the cybersecurity system. The core principle of these plans is proactive preparedness, with measures being established prior to the occurrence of cybersecurity incidents. In the event of a cybersecurity incident, the System will offer and execute alternative plans, mitigating cybersecurity threats and minimizing losses. The System will address multiple dimensions, such as cybersecurity incidents, network security vulnerabilities, information leaks, and equipment and facility failures by providing guidelines for these areas. The System will also classify cybersecurity incidents into different levels and develop corresponding strategies.

Furthermore, to ensure effective management and coordination of network and information security, the Company intends to establish a Cybersecurity Leadership Team (the “Team”). This Team will comprise the head of the technical department, the head of internal audit, and members of the Board of Directors' Audit Committee. Reporting directly to the Board of Directors, the Team will oversee the Company’s overall network and information security work. This includes emergency coordination, command, and decision-making for significant cybersecurity incidents. The legal department of the Company will collaborate closely with the Team. Ultimately, the aim is to ensure the cybersecurity and emergency response capabilities of the Company and also meeting the relevant requirements and regulations of the U.S. Securities and Exchange Commission.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Meihua International Medical Technologies Co., Ltd., dated November 10, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.2	Amended and Restated Articles of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.3	Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F/A filed on August 29, 2023)
2.3	Share Exchange Agreement by and among Meihua International Medical Technologies Co., Ltd., Kang Fu International Medical Co., Limited, and shareholders of Kang Fu International Medical Co., Limited, dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.4	Form of Senior Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed December 28, 2023)
2.5	Form of Warrant (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed December 28, 2023)
2.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to Current Report on form 6-K dated December 28, 2023)
4.1	English Translation of Employment Agreement between Meihua International Medical Technologies Co., Ltd. and its CEO Yulin Wang (incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
4.2	English Translation of Form of Sales Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our customer (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.3	English Translation of Form of Purchase Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our supplier (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.4	English Translation of Form of Distributor Purchase Agreement between Jiangsu Yada Technology Group Co., Ltd and our distributor (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.5	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as borrower, and Bank of Communications Limited Yangzhou Branch as lender, dated August 24, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.6	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yongjun Liu as borrowers and Agricultural Bank of China Yangzhou Runyang Branch as lender, and Mortgage Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as mortgagor and Agricultural Bank of China Yangzhou Runyang Branch as mortgagee, dated December 3, 2019 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.7	English Translation of Lease Agreement between Zhu Yi and Yangzhou Huada Medical Device Co., Ltd, dated November 20, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.8	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.9	English Translation of Lease Agreement between Yangzhou Huada Medical Device Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.10	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Jiangsu Yada Technology Group Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.11	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.12	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.13	English Translation of Agreement of Persons Acting-in-concert (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.14	Collaboration Agreement with Zhong Jiang (incorporated by reference to Registration Statement on Form F-1/A filed August 31, 2021)
4.15	Form of Indemnification Escrow Agreement (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.16	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement) (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)

4.17	Director Service Agreement with Xiaoming E (incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.18	Director Service Agreement with Xu Han (incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.19	Form of Director Service Agreement with Wenzhang Jia (incorporated by reference to Current Report on Form 6-K filed June 28, 2022)
4.20	Form of Indemnification Agreement with the Meihua International Medical Technologies Co., Ltd. directors and officers (incorporated by reference to Current Report on Form 6-K filed February 28, 2023)
4.21	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Xin Wang (incorporated by reference to Exhibit 10.1 of Current Report on Form 6-K filed December 5, 2022)
4.22	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Lianzhang Zhao. (incorporated by reference to Exhibit 10.2 of Current Report on Form 6-K filed December 5, 2022)
4.23	Director Offer Letter, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Huijuan Zhao (incorporated by reference to Exhibit 10.3 of Current Report on Form 6-K filed December 5, 2022)
4.24	Form of Indemnification Agreement with Registrant’s Directors and Officers (incorporated by reference to Exhibit 99.1 of Current Report on Form 6-K filed February 28, 2023)
4.25	Form of Securities Purchase Agreement, dated as of December 27, 2023, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K filed December 28, 2023)
8.1	List of Subsidiaries.*
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
13.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
23.1	Consent of Kreit & Chiu CPA LLP*
97.1	Form of Executive Compensation Clawback Policy, effective as of December 1, 2023.*
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed with this annual report on Form 20-F

**	Furnished with this amended annual report on Form 20-F

***	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 24, 2024	MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES Limited

/s/ Xin Wang
Xin Wang Chief Executive Officer

 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Meihua International Medical Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meihua International Medical Technologies Co., Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on the entity’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

New York, New York

April 24, 2024

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

	2023	2022

Assets
Current Assets
Cash	$16,926,878	$26,736,700
Bank acceptance receivables	20,431,900	22,085,846
Accounts receivable, net	78,570,956	68,945,792
Accounts receivable-a related party	456,361	-
Inventories	1,617,225	1,122,038
Due from a related party-current	21,127	-
Prepayment and other current assets	14,212,606	16,428,779
Total current assets	132,237,053	135,319,155

Property, plant and equipment	8,830,968	8,758,047
Intangible assets	3,915,917	497,600
Investment	6,131,941	6,669,655
Deposits to a related party-noncurrent	9,155,059	-
Other noncurrent assets	11,267,764	12,333,122
Operating lease right-of-use asset	7,087	-
Deferred tax assets	369,483	-
Total assets	$171,915,272	$163,577,579

Liabilities and shareholders’ equity
Liabilities
Short-term bank borrowings	$7,324,047	$6,089,428
Accounts payable	15,822,029	16,096,165
Taxes payable	1,082,131	1,131,276
Accrued expenses and other current liabilities	842,156	856,698
Operating lease liabilities -current	2,495	-
Total current liabilities	25,072,858	24,173,567

Long term loan	-	724,932
Operating lease liabilities -noncurrent	4,592	-
Total liabilities	25,077,450	24,898,499

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 23,940,000 and 20,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	11,970	11,970
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Additional paid-in capital	42,967,006	42,967,006
Statutory surplus reserves	15,985,627	15,665,860
Retained earnings	94,635,889	83,330,239
Accumulated other comprehensive loss	(7,268,652)	(3,852,138)
Total shareholders’ equity	146,331,840	138,122,937
Non-controlling interest	505,982	556,143
TOTAL EQUITY	146,837,822	138,679,080

Total liabilities and equity	$171,915,272	$163,577,579

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

	For the Years Ended December 31,
	2023	2022	2021
Revenues
Third party sales	$96,682,474	$103,317,145	$103,461,809
Related party sales	416,441	29,196	575,901
Total revenues	97,098,915	103,346,341	104,037,710
Cost of revenues	63,900,597	65,247,864	64,232,469

Gross profit	33,198,318	38,098,477	39,805,241

Operating expenses
Selling	7,295,460	7,109,524	6,457,801
General and administrative	6,540,944	12,468,551	4,361,472
Research and development	2,753,315	2,962,904	2,725,014
Written-off Tai He deposit	-	4,755,536	-
Provision for credit losses	1,933,661	-	-
Total operating expenses	18,523,380	27,296,515	13,544,287

Income from operations	14,674,938	10,801,962	26,260,954

Other (income) expense:
Interest expense	250,781	194,667	180,744
Interest income	(873,439)	(63,725)	(23,855)
Currency exchange loss (gain)	153,440	(273,432)	(174,413)
Other expense, net	95,382	53,205	50,437
Total other (income) expenses	(373,836)	(89,285)	32,913

Income before income tax provision	15,048,774	10,891,247	26,228,041
Income taxes expense	3,457,733	4,713,543	5,278,462
Net income	11,591,041	$6,177,704	$20,949,579
Net loss attributable to non-controlling interests	(34,376)	(65,265)	-
Net income attributable to shareholders	11,625,417	6,242,969	20,949,579

Foreign currency translation adjustment –(loss) gain	(3,432,299)	(9,155,028)	2,083,243
Comprehensive income (loss)	$8,158,742	$(2,977,324)	$23,032,822
Comprehensive loss attributable to non-controlling interests	(50,161)	(79,167)	-
Comprehensive income (loss) attributable to shareholders	8,208,903	(2,898,157)	23,032,822

Weighted average number of ordinary shares - basic and diluted	23,940,000	23,411,068	20,000,000

Basic & diluted net income per ordinary share	$0.49	$0.27	$1.05

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023, 2022 and 2021

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Ordinary shares subscribed	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total Equity
Balance as of December 31, 2020	20,000,000	$10,000	$9,716,484	-	$15,178,467	$56,625,084	$3,205,745	-	$84,735,780
Net income	-	-	-	-	-	20,949,579	-	-	20,949,579
Currency translation adjustment	-	-	-	-	-	-	2,083,243	-	2,083,243
Balance as of December 31, 2021	20,000,000	$10,000	$9,716,484	-	$15,178,467	$77,574,663	$5,288,988	-	$107,768,602
Ordinary shares subscribed	3,940,000	1,970	33,250,522	-	-	-	-	-	33,252,492
Shareholders’ contribution	-	-	-	-	-	-	-	635,310	635,310
Net income	-	-	-	-	-	6,242,969	-	(65,265)	6,177,704
Appropriation of statutory reserve	-	-	-	-	487,393	(487,393)	-	-	-
Currency translation adjustment	-		-	-	-	-	(9,141,126)	(13,902)	(9,155,028)
Balance as of December 31, 2022	23,940,000	11,970	42,967,006	-	15,665,860	83,330,239	(3,852,138)	556,143	138,679,080
Net income	-	-	-	-	-	11,625,417	-	(34,376)	11,591,041
Appropriation of statutory reserve	-	-	-	-	319,767	(319,767)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	(3,416,514)	(15,785)	(3,432,299)
Balance as of December 31, 2023	23,940,000	11,970	42,967,006	-	15,985,627	94,635,889	(7,268,652)	505,982	146,837,822

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

	For the Year Ended December 31
	2023	2022	2021
Cash Flows from operating activities:
Net income	$11,591,041	$6,177,704	$20,949,579
Adjustments for items not affecting cash:
Depreciation	408,233	541,265	595,522
Amortization	62,149	22,196	26,951
Net loss from disposal of property, plant and equipment	102,319	25,023	15,281
Written-off Tai He deposit	-	4,755,536	-
Provision for credit losses	1,933,661	-	-
Deferred tax benefit	(370,475)	-	-
Currency exchange loss (gain)	153,440	(273,432)	-
Loss from equity method investments	(4,832)	-	-
Amortization of operating lease right-of-use assets	611	-	-
Changes in operating assets and liabilities:
Bank acceptance receivables	1,026,148	(4,284,515)	(6,533,717)
Accounts receivable	(13,558,315)	(7,121,889)	(20,065,904)
Accounts receivable-related party	(457,585)
Inventories	(528,635)	35,027	105,121)
Prepayments and other assets	1,760,865	(4,932,145)	(861,799)
Due from related parties	(21,184)	-	396,583
Accounts payable	185,902	(3,371,275)	4,908,971
Taxes payable	(16,893)	(812,412)	288,659
Accrued expenses and other current liabilities	9,911	75,879	120,090
Operating leases liabilities	(611)	-	-
Net cash provided by (used in) operating activities	2,275,750	(9,163,038)	(54,663)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,182,699)	(2,698,729)	(850,231)
Additions to intangible assets	(3,503,883)	-	-
Long term investment	-	(5,944,709)	-
Proceeds from disposal of long-term investment	353,062	-	-
Proceeds from disposal of property, plant and equipment	348,321	23,146	16,414
Collection of long-term deposits for buildings	706,125	-	-
Deposits to a related party	(9,179,624)	-	-
Net cash used in investing activities	(12,458,698)	(8,620,292)	(833,817)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	6,637,574	7,579,135	6,510,820
Proceeds from long-term bank loans	-	743,052	-
Capital contributed by non-controlling shareholders	-	635,310	-
Proceeds from initial public offering	-	34,529,644	-
Repayments of short-term bank borrowings	(5,931,449)	(6,241,641)	(4,650,586)
Net cash provided by financing activities	706,125	37,245,500	1,860,234

Effect of foreign exchange rate changes	(332,999)	(874,746)	(9,812)
Net (decrease) increase in cash	(9,809,822)	18,587,424	961,942
Cash, beginning of year	26,736,700	8,149,276	7,187,334
Cash, end of year	$16,926,878	$26,736,700	$8,149,276

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$250,781	$194,667	$180,744
Income taxes	$3,583,143	$5,703,288	$5,042,816

Non-cash transactions
Shareholder contribution through deferred cost	$-	$1,277,152	$-
Operating lease right-of-use asset obtained in exchange of operating lease liabilities	$7,697	$-	$-

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Principal Activities:

Meihua International Medical Technologies Co., Ltd. (“Meihua” or the “Company”) was incorporated on November 10, 2020 in the Cayman Islands. Meihua is a holding company with no operations. Meihua produces and sells medical consumables through its subsidiaries located in People’s Republic of China (“PRC” or “China”).

As of December 31, 2023, the Company’s subsidiaries are as follows:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding
扬州华达医疗器械有限公司 Yangzhou Huada Medical Equipment Co., Ltd. (“Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales
江苏亚达科技集团有限公司 Jiangsu Yada Technology Group Co., Ltd. (“Yada”)	Yangzhou	100% by Huada	December 5, 1991	Medical Equipment Sales
江苏华东医疗器械实业有限公司 Jiangsu Huadong Medical Device Industry Co., Ltd. (“Huadong”)	Yangzhou	100% by Yada	November 18, 2000	Medical Equipment Sales
扬州光辉医疗科技有限公司 Yangzhou Guanghui Medical Technology Co., Ltd. (“Guanghui”)*	Yangzhou	100% by Huadong	December 22, 2020	Medical Equipment Sales
海南国械医疗科技有限公司 Hainan GuoxieTechnology Group Co. Ltd. (“Hainan Guoxie”)	Hainan	55% by Kang Fu	October 07,2021	Medical Equipment Sales
海南瑞营科技有限公司 Hainan Ruiying technology Co., Ltd. (“Hainan Ruiying”)	Hainan	51% by Huadong	October 25, 2023	Medical Equipment Sales

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

*	Guanghui is a subsidiary wholly owned by Huadong and was established in Yangzhou, China on December 22, 2020 with a registered capital of RMB1,000,000. Guanghui was dissolved on June 1, 2023.

Hainan Guoxie is a subsidiary 55% owned by Kang Fu and established in Hainan, China on October 7, 2021 with a registered capital of RMB100,000,000. Subsequently, on February 26, 2024, the Company transferred 45% equity interest in Hainan Guoxie from Kangfu to Huadong, and the remaining 10% equity interest being sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the company no longer exercises control over Hainan Guoxie.

Hainan Ruiying is a subsidiary 51% owned by Huadong and established in Hainan, China on October 25, 2023 with a registered capital of RMB10,000,000.

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

On December 18, 2020, Yongjun Liu and Yin Liu and other shareholders (collectively, the “Parties”) executed an acting-in-concert agreement (the “Acting in Concert Agreement”). The major terms of this agreement are:

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

After completion of the restructuring, Meihua holds 100% ownership of Kang Fu and has 80,000,000 ordinary shares and 20,000,000 preferred shares authorized, 18,575,000 ordinary shares and nil preferred share issued and outstanding.

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

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of December 31, 2023, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Hainan Guoxie and Hainan Ruiying.

Functional Currency and Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Therefore, the functional currency of Kang Fu is Hong Kong dollar and the functional currency of other subsidiaries is Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

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

	For the Years Ended December 31
	2023	2022	2021
Period Ended spot	US$1=RMB 7.0999	US$1=RMB 6.8972	US$1=RMB 6.3726
Period Average	US$1=RMB 7.0809	US$1=RMB 6.7290	US$1=RMB 6.4508

The exchange rates used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for each year ended December 31, 2023, 2022 and 2021.

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of December 31, 2023 and 2022 substantially all the Company’s cash was held in major financial institutions located in Hong Kong and mainland China, which institutions management considers to be of high credit quality.

For the year ended December 31, 2023, one customer accounted for approximately 16.84% of the Company’s total revenues. For the year ended December 31, 2022, two customers accounted for approximately 27.63% and 10.97% of the Company’s total revenues, respectively. For the year ended December 31, 2021, two customers accounted for approximately 21.91% and 11.26% of the Company’s total revenues, respectively.

As of December 31, 2023, one customer accounted for approximately 15.63% of the Company’s accounts receivable. As of December 31, 2022, two customers accounted for approximately 27.73% and 13.14% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2023, one supplier accounted for approximately 14.46% of the Company’s total purchases. For the year ended December 31, 2022, one supplier accounted for approximately 11.93% of the Company’s total purchases. There was no supplier that individually represented greater than 10% of the total purchase of the Group for the year ended December 31, 2021.

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

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2023 and 2022.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and 2022.

Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Bank Acceptance Receivables

Bank acceptance receivables are issued by a bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. The Company is not lending money, it just sells goods to the customers (customers can pay the purchased goods by cash, accounts receivable or bank acceptance receivables). The receivables mature within one year, and are non-interest bearing. As bank acceptance receivables are issued by the banks and payments are guaranteed, the Company has not discounted any bank acceptances and there were no endorsed bank acceptances that were unmatured as of December 31, 2023.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

The Company’s provision for credit losses related to accounts receivable were $1,933,661, $nil and $nil for the years ended December 31, 2023, 2022 and 2021 (see Note 3).

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

There were no write-downs recognized on inventories as of December 31, 2023 and 2022.

Prepayment and other current assets

As of December 31, 2023 and 2022, prepayment and other current assets were $14,212,606 and $16,428,779.

Prepayment and other assets primarily consist of prepayments for land use rights and property, refundable tax credits and receivables, security deposits made to customers, advances to employees and land use right receivable, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the utilization or refund of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. The allowance for credit losses amounted to $nil as of both December 31, 2023 and 2022.

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2023, 2022 and 2021. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Investment

In accordance with Financial Accounting Standards Board (“FASB”) ASC 321, “Investment-Equity Securities,” the Company accounts for non-marketable securities on a prospective basis. Equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative.

On March 3, 2011, Yada invested in Yangzhou Juyuan Guarantee Co., Ltd (“Juyuan”) and obtained a 12% equity interest of Juyuan. Since the Company does not have significant influence on the private company which do not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the Company. The investment is reviewed periodically to determine if its value has been impaired and adjustments are recorded as necessary in profit or loss for the period. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of $353,062 (RMB 2.5 million).

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

On December 1, 2022, Huadong invested RMB 40 million into Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”), and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the years ended December 31, 2023 and 2022, the investment gain from Zhongxiangxin was $4,832 and $290, respectively.

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

For the years ended December 31, 2023, 2022 and 2021, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

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

Revenue Disaggregation

The Company’s disaggregated revenues are represented by two categories which are type of goods and type of customers.

Type of Goods

	For the year ended December 31,
	2023	2022	2021
	US$	US$	US$
Self-Manufactured Products	48,196,669	50,514,976	48,059,165
Resales of Sourced Disposable Medical Devices from Third Party Manufacturers	48,902,246	52,831,365	55,978,545
Total Revenue	97,098,915	103,346,341	104,037,710

Type of Customers

	For the year ended December 31,
	2023	2022	2021
	US$	US$	US$
Direct sales	8,077,373	9,465,644	9,499,748
Distributors	89,021,542	93,880,697	94,537,962
Total Revenue	97,098,915	103,346,341	104,037,710

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

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $8,096, $95,432 and $21,498 for the years ended December 31, 2023, 2022 and 2021, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $2,753,315, $2,962,904 and $2,725,014 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company has disclosed the type of revenue by government category as follows.

	December 31, 2023			December 31, 2022			December 31, 2021
	US$			US$			US$
Category	Produced	Purchased	Total	Produced	Purchased	Total	Produced	Purchased	Total

Class I	6,259,470	8,695,782	14,955,252	7,463,707	8,572,512	16,036,219	6,151,443	7,331,962	13,483,405
Class II	37,515,249	35,188,004	72,703,253	37,229,199	36,177,490	73,406,689	36,788,116	41,313,745	78,101,861
Class III	895,344	1,572,707	2,468,051	1,189,906	1,863,990	3,053,896	1,094,957	2,291,899	3,386,856
Others	3,526,606	3,445,753	6,972,359	4,632,164	6,217,373	10,849,537	4,024,649	5,040,939	9,065,588
Total	48,196,669	48,902,246	97,098,915	50,514,976	52,831,365	103,346,341	48,059,165	55,978,545	104,037,710

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		December 31,	December 31,	December 31,
		2023	2022	2021
Category	Products	US$	US$	US$
Class I	Eye drops bottle	1,904,140	2,583,231	2,398,222
	Oral medicine bottle	2,900,606	3,965,345	3,263,135
	Anal bag	1,527,406	837,328	739,376
	Other Class I	8,623,100	8,650,315	7,082,672
Subtotal-Class I		14,955,252	16,036,219	13,483,405
Class II	Masks	55,428	410,163	600,534
	Identification tape	11,386,775	12,262,269	15,049,686
	Disposable medical brush	8,808,084	8,337,650	8,493,760
	Gynecological inspection kits	7,453,735	7,571,089	8,752,617
	Surgical kit	3,327,658	4,830,930	4,754,769
	Medical brush	5,776,772	5,231,299	4,130,703
	Medical kit	2,614,953	4,066,663	5,037,054
	Other Class II	33,279,848	30,696,626	31,282,738
Subtotal-Class II		72,703,253	73,406,689	78,101,861
Class III	Electronic pump	225,510	142,828	246,819
	Anesthesia puncture kit	326,671	539,615	430,288
	Disposable infusion pump	176,061	280,081	278,734
	Infusion pump	304,978	367,652	309,746
	Electronic infusion pump	967	44,812	291,725
	Laparoscopic trocar	44,783	139,284	219,901
	Other Class III	1,389,081	1,539,624	1,609,643
Subtotal-Class III		2,468,051	3,053,896	3,386,856
Others		6,972,359	10,849,537	9,065,588
Total		97,098,915	103,346,341	104,037,710

For the years ended December 31, 2023, 2022 and 2021, revenues and assets within PRC contributed over 99.5% of the Company’s total revenues and assets.

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

In fiscal year 2021, with the stable control of the domestic epidemic in China, the market of masks was no longer in urgent shortage compared to the same period in 2020, and the production of epidemic prevention products resumed more normal production levels. In general, with the precise control of the epidemic in China, our production and operations have recovered smoothly, and the demand for other products has increased gradually. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in 2022, and a series of restrictions and quarantines were implemented to contain the spread. The pandemic did not have a significant impact on the Company’s operation for the year ended December 31, 2023.

On May 5, 2023, the WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Recent Accounting Pronouncements

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

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Group will adopt this standard beginning with our fiscal year ending June 30, 2025. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined balance sheets, statements of income and statements of cash flows.

3. Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$80,955,803	$68,945,792
Less: allowances for credit losses	(1,928,486)	-
Total accounts receivable, net	79,027,317	68,945,792
Less: accounts receivable, net, related parties	(456,361)	-
Accounts receivable from third parties, net	$78,570,956	$68,945,792

For the years ended December 31, 2023, 2022 and 2021, there were bad debt expenses of $1,933,661, $nil and $nil.

Allowance for credit losses movement is as follows:

	December 31, 2023	December 31, 2022
Beginning balance	$-	$-
Bad debt provision	1,933,661	-
Foreign exchange translation	(5,175)	-
Ending balance	$(1,928,486)	$-

4. Prepayments and other assets

Prepayments and other current assets consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Other receivable	127,901	239,148
Prepaid tax	-	250,410
Prepaid for land use right (1)	14,084,705	15,948,501
Prepaid for property (2)	11,267,764	12,323,842
Total	25,480,370	28,761,901
Less: non-current portion	11,267,764	12,333,122
Prepayments and other current assets	14,212,606	16,428,779

(1)	On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million ($7.25 million) and RMB 60 million ($8.70 million), respectively, in 2018 and 2019 according to the agreement. As a result of COVID-19, the land use right had not been transferred to the Company as scheduled. Both parties agreed to cancel the transaction and the funds that were prepaid for land use right will be returned to the Company before December 31, 2024. For the year ended December 31, 2023, the Company collected RMB10.0 million ($1.42 million).

(2)	On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million ($12.32 million). As a result of COVID-19, the factory building had not been completed as scheduled. Both parties agreed to cancel the transaction and that the deposit for the building would be returned to the Company on or before December 31, 2025, with such deposit accumulating interest at an annual interest rate of 3.5%. For the year ended December 31, 2023, the Company collected principal of RMB5 million ($706,125) and interest of RMB2.5 million ($0.35 million).

5. Inventories

Inventories consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Raw material	526,522	177,474
Work-in-process	2,376	343,795
Finished goods	1,048,211	560,119
Low-value consumables	40,116	40,650
Total	1,617,225	1,122,038

For the years ended December 31, 2023, 2022 and 2021, there were no write-downs of inventories.

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Buildings	9,334,723	7,343,492
Machinery and equipment	2,171,273	2,732,336
Motor vehicles	671,618	678,112
Electronic equipment	234,997	238,856
Office equipment	42,175	43,413
Inspection equipment	101,995	104,993
Construction in progress	134,578	1,394,146
Total	12,691,359	12,535,348
Less: accumulated depreciation	3,860,391	3,777,301
Property and equipment, net	8,830,968	8,758,047

Depreciation expense was $408,233, $541,265 and $595,522 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023 and 2022, the Company pledged buildings to secure bank borrowings to the Company as disclosed in Note 9.

7. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Land use rights	4,222,682	752,887
Patents	28,170	28,997
Software	12,371	9,424
Trademarks	118,309	121,789
Total	4,381,532	913,097
Less: accumulated amortization	465,615	415,497
Intangible assets, net	3,915,917	497,600

Amortization expense was $62,149, $22,196 and $26,951 for the years ended December 31, 2023, 2022 and 2021, respectively. Hainan Guoxie spent $3.4 million in purchasing land use right for the year ended December 31, 2023 and the price was fully paid. The land will be used for manufacturing facility.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2024	$85,526
2025	85,526
2026	84,722
2027	84,454
2028	84,454
Thereafter	3,491,235
$3,915,917

As of December 31, 2023 and 2022, the Company pledged land use rights to secure bank borrowings to the Company as disclosed in Note 9.

8. Investment

On March 3, 2011, Yada invested RMB 6 million into Yangzhou Juyuan Guarantee Co., Ltd. (“Juyuan”) and obtained 12% equity interest of Juyuan. Juyuan mainly provides financing guarantee services and relevant consulting services to customers. Juyuan has only one executive director and one supervisor. Neither the executive director nor supervisor is related to Yada. Therefore, Yada has neither control nor significant influence over Juyuan. For the Company’s investments which are passive and for which the Company does not have significant influence or control and there is no readily determinable fair value, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of $353,062 (RMB 2.5 million). The carrying value of the investment amounted to approximately $0.5 million as of December 31, 2023.

On December 1, 2022, Huadong invested RMB 40 million into Zhongxiangxin, and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investment using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the years ended December 31, 2023 and 2022, the investment gain from Zhongxiangxin was $4,832 and $290, respectively.

For the years ended December 31, 2023, 2022 and 2021, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

9. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of December 31, 2023 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date		Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	1/31/2023	1/29/2024	*	5,000,000	704,235
Bank of China	Huadong	3.50%	3/10/2023	3/9/2024	*	10,000,000	1,408,471
Bank of Communications	Huadong	3.50%	11/3/2022	4/25/2024	*	5,000,000	704,235
Bank of Communications	Huadong	3.50%	1/19/2023	5/25/2024	*	4,000,000	563,389
Agricultural Bank of China	Huadong	3.15%	4/21/2023	4/19/2024	*	9,000,000	1,267,623
Industrial and Commercial Bank of China	Yada	3.45%	2/17/2023	2/16/2024	*	9,000,000	1,267,623
Agricultural Bank of China	Yada	3.50%	12/20/2023	12/19/2024		10,000,000	1,408,471
Total						52,000,000	7,324,047

*	These	loans were repaid subsequently.

Short-term bank borrowings as of December 31, 2022 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date		Amount- RMB	Amount- US$
Bank of Communications	Huadong	3.55%	3/9/2022	1/19/2023		4,000,000	579,946
Agricultural Bank of China	Huadong	3.40%	12/8/2022	12/7/2023		9,000,000	1,304,877
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	2/17/2022	3/2/2023	*	5,000,000	724,932
Bank of China	Huadong	3.55%	3/9/2022	1/19/2023	*	5,000,000	724,932
Agricultural Bank of China	Yada	3.60%	12/8/2022	12/6/2023	*	10,000,000	1,449,864
Industrial and Commercial Bank of China	Yada	3.70%	2/18/2022	2/21/2023	*	9,000,000	1,304,877
Total						42,000,000	6,089,428

Interest expense was $250,781, $191,198 and $180,744 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu, Kai Liu and its subsidiary Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Buildings, net	3,495,192	2,777,379
Land use right, net	90,832	96,416
Total	3,586,024	2,873,795

10. Long-term bank loan

Long-term bank borrowings as of December 31, 2022 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Bank of Communications	Huadong	3.50%	11/3/2022	4/25/2024	5,000,000	724,932
Total					5,000,000	724,932

On November 3, 2022, the Company signed a loan agreement with Bank of Communications to obtain a two-year loan of RMB 5 million ($724,932). The loan bears a fixed interest rate of 3.50%. Huada mortgages the property and land for guaranteed repayment of the loan. The principal shall be repaid on April 25, 2024. The balance was reclassified to short-term bank loan as of December 31, 2023.

Interest expense was $nil, $3,468 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

11. Right-of-use assets

The Group signed lease agreements to rent office space from Commercial Bank of China branch in Qionghai. The lease agreements will expire on September 30, 2026. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the years ended December 31, 2023, 2022 and 2021 amounted to $676, $nil and $nil, respectively.

Supplemental balance sheet information related to operating leases was as follows:

As of December 31,
2023
Right-of-use assets, net	$7,087
Operating lease liabilities - current	2,495
Operating lease liabilities - non-current	4,592
Total operating lease liabilities	$7,087

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.75 years
Weighted average discount rate	3.65%

The following is a schedule of maturities of lease liabilities as of December 31, 2023:

Twelve months ending December 31,
2024	$2,704
2025	2,704
2026	2,028
Less: imputed interest	350
Present value of lease liabilities	$7,086

12. Taxes Payable

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
VAT payable	353,887	380,926
Income tax payable	672,245	690,824
Other tax payable	55,999	59,526
Total	1,082,131	1,131,276

13. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Kang Fu is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2023, 2022 and 2021.

PRC

Provisions for income tax are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	US$	US$	US$
Provisions for current income tax	3,828,207	4,713,543	5,278,462
Provisions for deferred income tax	(370,474)	-	-
Total	3,457,733	4,713,543	5,278,462

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2023, 2022 and 2021, respectively:

	2023	2022	2021
	US$	US$	US$
Income before income tax provision	15,048,773	18,129,648	26,228,041
Tax at the PRC EIT tax rates	3,678,233	3,758,113	5,605,035
Other	16,675	37,169	(13,086)
Tax effect of non-deductible expenses	451,154	1,660,869	226,222
Tax effect of R&D expenses additional deduction*	(688,329)	(742,608)	(539,709)
Income tax expense	3,457,733	4,713,543	5,278,462

*	According to PRC tax regulations, an additional of 100% of current year R&D expenses may be deducted from tax income.

Under the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

Huadong was granted a High and New Technology Enterprise (“HNTE”) certificate and received a preferential tax rate of 15% for a three-year validity period from November 30, 2016 and the HNTE certificate was renewed on December 22, 2022 with a three-year validity period. Thus, Huadong will remain eligible for a 15% preferential tax rate from January 1, 2016 through December 31, 2025.

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

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Huada, Yada and Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Huada, Yada and Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2023, the Company has determined that the undistributed earnings in Huada, Yada and Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

14. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2023 and 2022, the Company did not have a discretionary surplus reserve. As of December 31, 2023, Huada is required to allocate after-tax profits to this reserve because of the increase in paid -in capital.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $15,985,627 and $15,665,860 as of December 31, 2023 and 2022, respectively.

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

15. Related Party Transactions and Balances

(1)	Related Parties:

Name of related parties	Relationship with the Company
Yangzhou Yada Powder Metallurgy Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Li Jun	Director of Hainan Guoxie
Liu Fang	Daughter of Yongjun Liu, Chairman and shareholder of the Company

(2)	Accounts receivable from a related party

	For the Year Ended December 31,
Name of related party	2023	2022	2021
Yangzhou Meihua Import and Export Co., Ltd.	$456,361	$-	$-

For the year ended December 31, 2023, the Group sold manufactured products to Yangzhou Meihua Import and Export Co., Ltd. The balance as of December 31, 2023 was still outstanding as of the date of this report.

(3)	Due from related parties

Due from a related party-current	For the Year Ended December 31,
Name of related party	2023	2022	2021
Li Jun	$21,127	$-	$-

For the year ended December 31, 2023, the Group loaned RMB$21,127 to Li Jun. The loan was unsecured, interest free and due on demand.

(4)	Deposits to a related party -noncurrent

	For the Year Ended December 31,
Name of related party	2023	2022	2021
Liu Fang	$9,155,059	$-	$-

On January 19, 2023, Huadong signed a letter of intent with Ms. Liu Fang to purchase 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd (“Guomai”). The Group prepaid $9.2 million in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Guomai was pledged to Huadong. The transaction has not been completed as of the date of this report.

(5)	Related Party Sales

The Company sells products to its related parties and the sales amount from related parties for 2023, 2022 and 2021 are as follows:

	For the Year Ended December 31,
Name of related party	2023	2022	2021
Yangzhou Meihua Import and Export Co., Ltd.	$416,441	$18,780	$51,750
Yangzhou Yada Powder Metallurgy Co., Ltd.	-	-	347,737
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	-	10,416	176,414
Total	$416,441	$29,196	$575,901

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023 through the date the consolidated financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

Bank borrowing

As of the date these consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $4,507,106 (RMB 32 million) with interest rates ranging from 3.00-3.45% and has bank loan repayment of $3,380,329 (RMB 24 million).

New bank borrowing

Subsequent new bank borrowings consisted of the following:

Lender	Company	Rate	Issuance Date	Collateral/Security	Amount-RMB	Amount- USD
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.30%	2/01/2024	Yada, Yongjun Liu	10,000,000	1,408,471
Industrial and Commercial Bank of China	Yada	3.45%	2/22/2024	Properties of Yada	9,000,000	1,267,623
China Minsheng Bank	Huadong	3.00%	1/12/2024	N/A	3,000,000	422,541
Bank of China	Huadong	2.42%	3/11/2024	N/A	5,000,000	704,235
Bank of Jiangsu	Huadong	3.10%	1/8/2024	Yongjun Liu, Yin Liu	10,000,000	1,408,471
Total					37,000,000	5,211,341

Repayment

Subsequent repayments on bank borrowings consisted of the following:

Lender	Company	Rate	Repayment Date	Collateral/Security	Amount-RMB	Amount- USD
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	1/29/2024	Yada, Yongjun Liu	5,000,000	704,235
Bank of China	Huadong	3.50%	1/25/2024	Yongjun Liu, Yin Liu	10,000,000	1,408,471
Bank of Communication	Huadong	3.50%	4/12/2024	Yongjun Liu, Yin Liu, Properties of Huada	5,000,000	704,235
Bank of Communication	Huadong	3.50%	4/16/2024	N/A	4,000,000	563,389
Agricultural Bank of China	Huadong	3.15%	4/19/2024	Yongjun Liu, Yin Liu, Properties of Huadong	9,000,000	1,267,623
Industrial and Commercial Bank of China	Yada	3.45%	2/01/2024	Properties of Yada	9,000,000	1,267,623
Total					42,000,000	5,915,576

Securities Purchase Agreement

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,255 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. Gross proceeds amounted to approximately $5,580,000. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4,800,000. The Company intends to use the net proceeds for general working capital purposes.

On February 26, 2024, the Company transferred 45% equity interest in Hainan Guoxie from Kangfu to Huadong, and the remaining 10% equity interest being sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie.