Form 20-F
period 2024-12-31
Meihua International Medical Technologies Co., Ltd.
filed 2025-04-25
CIK 1835615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Tel: +86-0514 - 89800199

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): 31,904,468 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended December 31, 2024

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report on Form 20-F (the “Annual Report”) only, references in this Annual Report to:

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and only when this Annual Report refers to specific laws and regulations adopted by the PRC and the discretion of China governmental authorities, reference to “China” or the “PRC” excludes Taiwan and the special administrative regions of Hong Kong and Macau;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”) and Hainan Ruiying Technology Co. Ltd. (“Hainan Ruiying”)

●	“Kang Fu International Medical” refers to Kang Fu International Medical Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meihua International;

●	“Yangzhou Huada” refers to Yangzhou Huada Medical Device Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Kang Fu International Medical;

●	“Jiangsu Yada” refers to Jiangsu Yada Technology Group Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Yangzhou Huada;

●	“Jiangsu Huadong” refers to Jiangsu Huadong Medical Device Industrial Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Jiangsu Yada;

●	“Hainan Guoxie” refers to Hainan Guoxie Technology Group Co. Ltd, a limited liability company organized under the laws of China, which was a controlled subsidiary of Kangfu;

●	“Hainan Guoxie” refers to Hainan Guoxie Technology Group Co. Ltd, a limited liability company organized under the laws of China, which was a controlled subsidiary of Kang Fu International Medical;

●	“Hainan Ruiying” refers to Hainan Ruiying Technology Co. Ltd., a limited liability company organized under the laws of China, which is 51% owned by Jiangsu Huadong;

●	“shares,” “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.0005 per share;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“HKD” refers to the official currency of Hong Kong;

●	“GMV” refers to the total value of all orders shipped for products sold under our sales model, net of returns;

●	“medical professionals” refer to doctors, pharmacists and medical assistants;

●	“SKU,” refers to stock keeping unit; and

●	“Websites” refers to our websites at http://meihuamed.com and http://ir.meihuamed.com.

ii

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; risks associated with global political changes and global economic conditions, including changes in the U.S.-China political relationship, inflation or uncertainty caused by political violence and unrest, including ongoing global and regional conflicts, other changes in international trade laws, regulations, policies and relations and commercial trends, such as nearshoring, which could potentially significantly reduce the volume of goods transported globally; any projections of sales, earnings, revenue, margins or other financial items; any projections of our industrial park construction and plans, any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products or new technology, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes including tariffs, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under “Item 3. Key information—D. Risk Factors” and elsewhere in this Annual Report.

Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Annual Report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

In this Annual Report, “Meihua,” refers to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, and depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”) and Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”).

Our Holding Company Structure

Meihua is a holding company which was incorporated under the laws of Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares in Kang Fu International Medical from Ace Capital Limited and 4,500,000 shares in Kang Fu International Medical from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (69% of the outstanding shares) from Yongjun Liu and 18,600,000 shares (31% of the outstanding shares) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to Bright Accomplish Limited, a holding company for which they are the sole shareholders, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 50.0% of Meihua’s Ordinary Shares as of the date of this Annual Report.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400. Yangzhou Huada manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Hainan Ruiying Technology Co., Ltd., or Hainan Ruiyin: a subsidiary of which 51% of registered capital (subscribed but unpaid registered capital) is owned by Jiangsu Huadong, was established in Qionhai City, Hainan Province, China on October 25, 2023, with registered capital of RMB10,000,000, for purposes of serving as a trading and import-export company with a focus on facilitating the introduction of new medical technology, devices and equipment.

Meihua owns 100% of Kang Fu International Medical. Kang Fu International Medical owns 100% of Yangzhou Huada. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 51% of the equity interests of Hainan Ruiying. The following diagram illustrates the Company’s corporate structure as of the date of this Annual Report, including Meihua’s principal subsidiary and their respective principal subsidiaries.

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

3.	In the reporting periods presented in this Annual Report, cash and other asset transfers occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2024 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(5,700,000)	$5,700,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$(5,000,000)	$5,000,000

(1)	Meihua transferred $5,700,000 to Kang Fu International Medical as a loan to cover working capital.

(2)	Kang Fu International Medical contributed $5,000,000 to PRC subsidiaries for capital contribution purposes.

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a loan to cover working capital.

(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries for capital contribution purposes.

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	$-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	$-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang Fu International Medical (4)	$-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries for capital contribution purposes.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a loan to cover working capital.

*

On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purposes and then Kang Fu International Medical made capital injections aggregating approximately US$20.4 million to its PRC subsidiaries - Yangzhou Huada and Hainan Guoxie, the then controlled subsidiary of Kangfu.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2024, 2023, and 2022. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the near future.

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

In addition, our Ordinary Shares may be delisted from Nasdaq or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor has been inspected by the PCAOB on a regular basis and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, the Nasdaq Stock Market may determine to delist our Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduces the number of consecutive non-inspection years required for triggering the listing and trading prohibitions from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. Our auditor, Kreit & Chiu CPA LLP, is headquartered in New York, NY with its office at 733 Third Avenue, Floor 16, #1014, New York, NY 10017, and has been inspected by the PCAOB on a regular basis. See “— D. Risk Factors — Risks Related to Doing Business in China — Although the audit report included in this Annual Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”

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

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

As of the date of this Annual Report, we believe that we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to continue to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less exhaustive body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located in the PRC. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for investors to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Ogier, our counsel as to Cayman Islands law, has advised us that it is uncertain whether the courts of the Cayman Islands will:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been further advised that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of the matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

As of the date of this Annual Report, we are unaware of any material accidents related to the quality or safety of our products.

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

For the fiscal year of 2024 and as of the date of this Annual Report, we are not aware of any material investigations, prosecutions, disputes, claims or other proceedings relating to quality or quality control issues, nor has the Company received any notices of, been punished for, nor can we foresee any punishment being made by any related government authorities of the PRC as of the date of this Annual Report.

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

As of the date of this Annual Report, we are not aware of any notices, warnings, investigations, prosecutions, disputes, claims or other proceedings related to customer rights protection having been brought against us, nor have we been punished or fined or can we foresee any punishment or fines to be made by any government authorities of the PRC or any other jurisdiction.

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

Maintaining existing customers and developing new customers are always essential to our success. Although we are not heavily dependent on one or two customers, we are still dependent on our top customers. For the years ended December 31, 2024, 2023, and 2022, our top five customers contributed approximately 41.90%, 46.31%, and 56.53%, respectively, to our revenue.

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

If we are unable to build and maintain sufficient sales and distribution network to meet increasing demand of our products, our ability to execute on our business plan as outlined in this Annual Report will be impaired.

We sell our products through our direct sales force and distribution channel. As of the date of this Annul Report, we have 81 employees in our sales department and 4,859 independent sales agents, 3,926 distributors for domestic sales and 373 exporting distributors for overseas sales. Each of the aforementioned 373 exporting distributors may sell medical devices to at least three overseas customers. We have also established a cooperative network with more than 560 hospitals through our direct sales network. For the years ended December 31, 2024, 2023, and 2022, our direct sales force contributed 6.98%, 8.32%, and 9.16%, respectively, to our revenues, and distributors contributed 93.02%, 91.68%, and 90.84%, respectively, to our revenues.

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

We sell our own brand of products and the products of other brands. For the fiscal year ended December 31, 2024, 2023, and 2022, we recognized total revenues of $96,909,642, $97,098,915, and $103,346,341, respectively, of which our own brand sales accounted for 49.12%, 49.64%, and 48.88%, respectively, and the resales of sourced disposable medical devices from other manufacturers accounted for 50.88%, 50.36%, and 51.12%, respectively.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2024, 2023 and 2022, our accounts receivable balance amounted to $78,660,700, $78,570,956, and $68,945,792, respectively. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

If we fail to manage our inventory effectively, our operations and financial condition may be materially and adversely affected.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. As of December 31, 2024, 2023 and 2022, our inventory balance amounted to $1,409,639, $1,617,225, and $1,122,038, respectively.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. For instance, our subsidiary, Jiangsu Huadong was historically a third defendant in an intellectual property infringement case, under which certain products purchased by Jiangsu Huadong involved patent infringement. As of the date of this Annual Report, such case has been settled and Jiangsu Huadong has permanently stopped purchasing and selling the infringing products and destroyed the products in stock as requested by court’s decision. In the future, however, we may be subject to other legal proceedings and claims relating to the intellectual property rights of others. Such future proceedings could also involve existing intellectual property of which we are not aware and on which our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology or business, if any such holders exist, would not bring such intellectual property claims or enforcement actions against us in China or any other jurisdiction. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property going forward, and, in addition, we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

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

The U.S. government has recently made statements and taken certain actions which have led to substantial changes to U.S. and international trade policies, including imposing tariffs internationally and substantially increasing tariffs on products manufactured in China. Since the U.S. only announced these actions recently, and we do not know the extent to which these tariffs will actually take effect or whether or not the tariff policies will ultimately be implemented, we do not know the effect that such actions will have on us or our industry and customers. Although cross-border business currently constitutes only a small portion of our business, as we continue to sell our products internationally and anticipate increasing our international sales in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

U.S.-China trade tensions and tariffs imposed on Chinese imports could adversely affect our business.

If significant tariffs or other restrictions are implemented on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows and financial condition, may be adversely affected. In January 2025 the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and these countries have imposed or indicated their intention to impose countermeasures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. In April, the U.S. further escalated the tariffs by imposing a 145% across the board tariff on most Chinese products imported into the U.S. and China reciprocated by imposing 125% tariffs on most U.S. goods imported into China. The U.S.-China “tit for tat” trade war is ongoing and subject to change. The trade wars have led to overall turbulence in the market and we cannot presently anticipate the overall effects on our business or whether or not there will be a de-escalation in the trade wars in the near term.

As a manufacturer of medical devices with operating subsidiaries in China and with some international sales, we may be impacted by these trade policies in terms of our production costs, supply chain efficiency, and operational capabilities. If further tariffs are imposed or retaliatory trade measures are enacted, these factors could increase the cost of our raw materials and components, disrupt our manufacturing processes, and create additional operational challenges that may affect our overall competitiveness and profitability, even though our overseas sales currently represent a relatively small portion of our total revenue.

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

We sell disposable medical devices internationally. For the fiscal years ended December 31, 2024, 2023, and 2022, our international sales accounted for 0.04%, 0.50%, and 0.48%, respectively, of our revenues. Although we take measures to minimize risks inherent to our international sales, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign sales or otherwise disrupt our business:

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

As of the date of this Annual Report, the Company is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor has the Company been punished or can foresee any punishment to be made by any environmental administration authorities of the PRC.

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

Our success partly depends upon the retention of our professional technology research and development talents (“R&D Talents”). As a high-tech enterprise in the medical device industry, we have a professional R&D Talents team comprised of 69 employees as of the date of this Annual Report, who have expertise in polymer materials, medicine, molds, and mechanical automation and possess high-level professional technology expertise and profound industry experience. Among those R&D Talents, eights have master’s degrees, seven have bachelor’s degrees and 11 have associate’s degrees.  There can be no assurance that our existing R&D Talents will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain new R&D Talents to carry out our strategy. The loss of one or more of our R&D Talents, or the failure to attract and retain additional R&D Talents, could have a material adverse effect on our business, financial condition and results of operations.

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

As a medical device manufacturer with all of our operating subsidiaries located in PRC, all of our manufacturing and sales activities must comply with relevant Chinese laws and regulations. Pursuant to the Measures for the Administration of Registration of Medical Devices promulgated on June 27, 2014 and effective on October 1, 2014, as amended from time to time and currently amended as the Measures for the Administration of Registration and Recordation of Medical Devices effective on October 1, 2021, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. We are in the business of manufacturing and sales of Class I, II and III medical devices. If we fail to timely record or register our medical devices, our financial conditions and results of operations will be adversely affected.

As of the date of this Annual Report, we are current in the recording and/or registration of all of our medical devices.

Risks Related to Our Corporate Structure

Our directors and officers currently control an aggregate of approximately 50.0% of the total voting power of our outstanding Ordinary Shares.

Currently, our directors and officers collectively control an aggregate of approximately 50.0% of the total voting power of our outstanding Ordinary Shares. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have elected to follow our home country rule instead of certain Nasdaq Listing Rules. See, “Item 16G - Corporate Governance.” We have elected to follow our home country rule instead of certain Nasdaq Listing Rules. See, “Item 16G - Corporate Governance.” To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Cayman Islands economic substance requirements may impact the Company or its operations

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated "relevant activities" under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activites, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

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

According to the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023), including us, shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they will be required to file with the CSRC for any subsequent offerings.

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

As of the date of this Annual Report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Although the audit report included in this Annual Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this Annual Report for our 2024, 2023, and 2022 fiscal year was issued by Kreit & Chiu CPA LLP (“KC”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, KC is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor at any time in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

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

As part of a continued regulatory focus in the U. S. on access to audit and other information currently protected by national law, in particular PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB was not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not able to be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not able to be inspected by the PCAOB for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

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

On September 24, 2024, the State Council promulgated the Administrative Regulations on the Management of Network Data Security, or the Administrative Regulations, taking effect on January 1, 2025, under which, national security review shall be conducted where network data processing activities carried out by a network data processor affect or may affect national security.

According to the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. Additionally, as of the date of this Annual Report, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC Subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review or national security review requirements under the 2022 Cybersecurity Review Measures or the Administrative Regulations, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for future offerings or the business operations of our PRC Subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies.

As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections with respect to our business operations or in connection with future offerings from the CAC. However, as the Cybersecurity Review Measures and the Administrative Regulation were newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

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

As of the date of this Annual Report, to our knowledge these PRC resident shareholders have applied for foreign exchange registration under the SAFE Circular 37 and other related rules. Although they are in the process of making foreign exchange registration, they may still face the above said possible fines in accordance with the PRC Laws.

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

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations for our employee incentive plans may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board of directors and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued the Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended in June 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

On December 3, 2024, we received notification (“Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). We received the Notice because, according to the Notice, for the 30 consecutive trading days between October 21, 2024 and December 2, 2024, the bid price of the Company’s Ordinary Shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s Ordinary Shares and they will continue to trade on Nasdaq under the ticker symbol “MHUA.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of Notice, or until June 2, 2025 (the “Compliance Period”), the closing bid price of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its Ordinary Shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its Ordinary Shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and we have not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, our Ordinary Shares will be subject to delisting. During the Compliance Period, we will continue to monitor the situation and take such action as deemed necessary to remedy its failure to meet the Minimum Bid Price Requirement, as needed.

Any continuing non-compliance with the Nasdaq listing rules may be costly, divert management’s time and attention, and could have a material adverse effect on the Company’s business, reputation, financing, and results of operation. Further, a delisting could substantially decrease trading in the Ordinary Shares, adversely affect the market liquidity of the Ordinary Shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affecting our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and may result in fewer business development opportunities. Additionally, the market price of the Ordinary Shares may decline further and stockholders may lose some or all of their investment.

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

Our directors and officers collectively control approximately 50.0% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance requirements. As of the date of this Annual Report, we have elected to follow our Cayman Islands practices in lieu of the requirements under Nasdaq 5600 Series pursuant to Rule 5615(a)(3) of the Nasdaq Global Market corporate governance requirements, which, among others, includes the requirements for (i) holding annual general meetings, (ii) holding elections of directors, and (iii) the requirement to obtain shareholder approval in connection with the issuance of in excess of 20% of the ordinary shares by the Company with voting power in excess of 20% of the voting power outstanding. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance requirements.

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

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses relate to the fact that the Company does not have accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting procedures. Management concluded that as of December 31, 2024, our internal control over financial reporting were ineffective.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Meihua is a holding company incorporated under the laws of the Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 9,300,000 shares from Ace Capital Limited and 4,500,000 shares from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 41,400,000 shares (or 69%) from Yongjun Liu and 18,600,000 shares (or 31%) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 15,935,000 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to their wholly-owned holding company, Bright Accomplish Limited, on December 21, 2020. Bright Accomplish Limited is Meihua’s controlling shareholder, holding approximately 50.0% of Meihua’s Ordinary Shares as of the date of this Annual Report.

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

Jiangsu Huadong, in turn, owns 51% of the equity interests of Hainan Ruiying. The following diagram illustrates our corporate structure as of the date of this Annual Report, including our principal subsidiary and their respective principal subsidiaries.

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

3.	In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2024 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(5,700,000)	$5,700,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries	$-	$(5,000,000)	$5,000,000

(1)	Meihua transferred $5,700,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical contributed $5,000,000 to PRC subsidiaries as a capital contribution.

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries as a capital contribution.

	For the year ended December 31, 2022 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(26,010,150)	$26,010,150	-
Cash transferred from Kang Fu International Medical to Meihua (2)	$390	$(390)	-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (3)	-	$(20,389,970)	$20,389,970
Cash transferred from PRC subsidiaries to Kang - Fu International Medical (4)	-	$130,000	$(130,000)

(1)	Meihua transferred $26,010,150 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical transferred $390 to Meihua for repayment of a working capital loan.
(3)	Kang Fu International Medical contributed $20,389,970 to PRC subsidiaries as a capital contribution.*
(4)	Yangzhou Huada, one of the PRC subsidiaries, transferred $130,000 to Kang Fu International Medical as a working capital loan.

*	On February 18, 2022, the Company closed its initial public offering of Ordinary Shares and received approximately US$35 million. In March and April 2022, the Company transferred approximately US$26.0 million to Kang Fu International Medical for working capital purpose then Kang Fu International Medical made capital injection in aggregated of approximately US$20.4 million to PRC subsidiaries - Yangzhou Huada and Hainan Guoxie, the then controlled subsidiary of Huadong.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2024, 2023, and 2022. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends for the near term.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this Annual Report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this Annual Report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.

B. Business Overview

Overview

Meihua International is a Cayman Islands exempted company incorporated on November 10, 2020. Kang Fu International is our wholly owned subsidiary formed in Hong Kong on October 13, 2015. We operate our business through our operating subsidiaries in China, namely 1) Yangzhou Huada, a wholly foreign owned subsidiary of Kang Fu International Medical, formed on December 24, 2001, located in Yangzhou, Jiangsu Province, PRC; 2) Jiangsu Yada, a wholly owned subsidiary of Yangzhou Huada, formed on December 5, 1991, located in Yangzhou, Jiangsu Province, PRC; and 3) Jiangsu Huadong, a wholly owned subsidiary of Jiangsu Yada, formed on November 18, 2000, located in Yangzhou, Jiangsu Province, PRC.

Through our operating subsidiaries in the PRC, Yangzhou Huada, Jiangsu Yada and Jiangsu Huadong, we are mainly specialized in the research, development, manufacturing and sales of Class I, Class II and Class III disposable medical devices both domestically and internationally.

Pursuant to the Regulation on the Supervision and Administration of Medical Devices promulgated on January 4, 2000, which is effective on June 1, 2014 and amended by the State Council on May 4, 2017, February 9, 2021 and December 6, 2024, with the last amendment taking effect on January 1, 2025 (the “Regulation on the Supervision and Administration of Medical Devices”), medical devices are classified into the following three categories based on the degree of risk.

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

Our Revenue Model

We generate revenues through 1) manufacturing and sales of Class I, II, III disposable medical devices under our own brands, 2) resales of Class I, II, III disposable medical devices sourced by us from other manufacturers. For the fiscal years ended December 31, 2024, 2023, and 2022, we recognized $96,909,642, $97,098,915, and $103,346,341, respectively, in revenues, of which our own brand sales accounted for 49.12%, 49.64%, and 48.88%, respectively, and the resales of sourced disposable medical devices from other manufactures accounted for 50.88%, 50.36%, and 51.12%, respectively.

Our disposable medical devices reach end users both domestically and internationally. For the fiscal years ended December 31, 2024, 2023, and 2022, our total sales to domestic direct end users customers and domestic distributor customers accounted for 99.96%, 99.50%, and 99.52% of our revenues, respectively. For the fiscal years ended December 31, 2024, 2023, and 2022, our sales to overseas distributing customers accounted for 0.04%, 0.50%, and 0.48%, respectively, of our revenues.

We sell disposable medical devices through our direct sales force and distributors. For the fiscal years ended December 31, 2024, 2023, and 2022, our sales through direct sale channels accounted for 6.98%, 8.32%, and 9.16%, respectively, of our revenues, and our sales through distributors accounted for 93.02%, 91.68%, and 90.84%, respectively, of our revenues, of which domestic distributors accounted for 92.98%, 91.18%, and 90.36%, respectively, and exporting distributors accounted for 0.04%, 0.50%, and 0.48%, respectively, of our revenues.

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

As of the date of this Annual Report, we have a total of 1,727 products in our product portfolio, including 1,722 products for domestic sales and 5 products for overseas sales.

Our top 20 products for the fiscal years ended December 31, 2024 and 2023 were as follows:

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2024	% of Sales in 2023
Class II	Disposable ID bracelet		Own Brand	Identify patients	14.06%	11.72%

Class II	Disposable woman’s examination kits		Own Brand	Gynecological examination	8.38%	7.65%

Class II	Disposable medical brush		Own Brand	Clean the test tube or plastic pipe	10.15%	7.33%

Class II	Medical kit		source from other	For operation	1.72%	2.46%

Class II	Medical sterile dressing surgical kits		Own brand	Use before operation	2.67%	0.76%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2024	% of Sales in 2023
Class II	Medical Brush		source from other	Hand wash before Operation	5.27%	5.79%

Class I	High-density polyethylene (HDPE) bottles for tablets		Own brand	Tablet bottles	2.89%	2.99%

Class II	Medical catheter		source from other	Use for catheterization	3.36%	3.48%

Class II	Uterine tissue suction tube		Own brand	Uterine tissue sampling	0.03%	0.02%

Other	Disposable plastic milk bottle		Own brand	Use for feeding	1.45%	1.80%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2024	% of Sales in 2023
Class I	Low-density polyethylene (LDPE) bottles for eye drops		Own brand	Eyedrop bottle	1.59%	1.96%

Class II	Disposable Gynecological sampler		Own brand	Getting samples during gynecological examination	2.19%	3.46%

Class II	Disposable medical brush (type B1)		Own brand	Hand wash before operation	1.81%	1.74%

Class II	Disposable anal bag		Own brand	For the rectal colon or ileum anal stoma postoperative patients and patients with urinary incontinence to collect feces and other feces care	3.64%	3.49%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2024	% of Sales in 2023
Class II	Disposable women’s examination kits		source from other	Gynecological examination	8.38%	0.04%

Other	Nb / PSN rubber cover		Own brand	Use for capping	0.68%	1.02%

Class II	Disposable virus sampling tube		source from other	Used to hold test samples	0.00%	0.01%

Class II	Disposable humidified nasal oxygen tube		Own brand	Connect with oxygen supply device and used to moisten the patient and inject oxygen	1.29%	1.35%

Class II	Medical disposable protective clothing		source from other	protective suit	0.02%	0.18%

Class I	Throat strip		source from other	For throat surgery	0.02%	0.24%

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

As of the date of this Annual Report, Yangzhou Huada has no manufacturing activities for Class II and III disposable medical devices and its sales are limited to our domestic customers.

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

As of the date of this Annual Report, Jiangsu Yada has no manufacturing and sales activities for Class III disposable medical devices.

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

From the year of 2022 to 2023, although the market demand for certain virus prevention products was not as strong as that in 2020 in China due to the ongoing recovery from the COVID-19, awareness of protection against COVID-19 and other similarly situated droplet transmission diseases was to some extent rooted among people in China, resulting in continuing high demand among people for virus prevention and control products compared to previous years. To anticipate and adapt to that phase, the Company built a 2,550 square meter of new factory for expanding the production scale of exporting products, located in Jiangsu Yada’s factory plant. The Company received government approval on December 22, 2020 and has started construction. The Company has completed construction during the fiscal 2022, with a total cost of approximately $1.2 million. The source of funds for the new factory comes mainly from bank loans. The Company had installed 10 production lines in the new factory by 2023, with a total cost of approximately $2.8 million. The new production lines are used to produce medical and civil non-woven products for outbreak prevention, including masks, protective clothing and testing papers. The annual production capacity of the new production lines includes approximately 45 million masks, 2.7 million insulation suits, 1.5 million protection suits, 90 million testing papers, 0.6 million minimally invasive high-value consumables. Sales of masks for the year ended December 31, 2024, 2023, and 2022 were approximately $0.15 million, $0.06 million, and $0.53 million, respectively.

As the epidemic gradually flattens out, the need for masks decreased significantly. We have not generated material cost consumption on the production of masks and masks are not our main sales product. Accordingly, the decrease of demand for masks in fiscal year ended December 31, 2024, 2023, and 2022 did not have a material adverse effect on our overall revenue.

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

Our Customers

We have three types of customers, i) direct end user customers, which includes hospitals, pharmacies and medical institutions, ii) domestic distributor customers, which distribute our products to end-user customers in China, and iii) export distributor customers, which distribute our products to end users customers in North America, Asia, South America, Africa and Oceania. As of December 31, 2024, the company had a total of approximately 4,859 customers, of which 560 are direct end user customers, 3,926 are domestic distributors customers, and 373 are export distributors customers.    Our direct end user customers, as well as substantially all of our domestic distributor customers and our export distributor customers, are based in China.

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

For the fiscal years ended December 31, 2024, 2023, and 2022, the revenues generated from our direct end user customers and domestic distributor customers amounted to $96,909,642, $96,618,077, and $102,845,751, respectively, constituting approximately 92.98%, 91.18% and 99.52%, respectively, of our total revenues, with export distributor customers accounting for $288,118, $480,838 and $500,590, respectively, constituting approximately 0.04%, 0.50% and 0.48%, respectively, of our total revenues.

As we provide our products to export distributor customers based upon their regional coverage, we do not have country-specific information on end-users overseas. Substantially all end users who acquire our products through domestic distributors are based in China. End users who acquire our products through licensed export distributors have two types – foreign distributors from other countries and end users from other countries. For the fiscal year ended December 31, 2024, our total sales to the top two customers accounted for 12.77% and 8.64% of our revenues, respectively. Our top two customers for the fiscal year ended December 31, 2024 were Customer A (a domestic distributor customer) and Customer B (a domestic distributor customer).   For the fiscal year ended December 31, 2023, our total sales to the top two customers accounted for 16.84% and 7.71% of our revenues, respectively. Our top two customers for the fiscal year ended December 31, 2023 were Customer A (a domestic distributor customer) and Customer B (a domestic distributor customer). The top two customers for the fiscal year ended December 31, 2022 were Customer A (a domestic distributor customer) and Customer C (a domestic distributor customer).

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

We do not have long-term written purchase agreements with our suppliers. As we source from numerous suppliers, we do not consider any particular one or more of our suppliers to be material to our business. As of the date of this Annual Report, we have a total number of 73 suppliers.    We can utilize any supplier we determine at our sole discretion. Although we can utilize any supplier we determine, we believe that we established and maintain healthy and stable relationships with our significant suppliers through years of cooperation. For the year ended December 31, 2024, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Xiaguang Medical Device Co., Ltd., and Yangzhou Jiangzhou Medical Device Co., Ltd., representing 13.73%, 9.14% and 9.05% of our total purchase respectively.   For the year ended December 31, 2023, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Century Shunda Technology Co., Ltd., and Yangzhou Xiaguang Medical Device Co., Ltd., representing 14.46%, 9.24% and 8.19% of our total purchase respectively. For the year ended December 31, 2022, our three most significant suppliers were Yangzhou Tianyi Medical Instrument Co., Ltd., Yangzhou Xiaguang Medical Instrument Co., Ltd. and Yangzhou Jiangzhou Medical Instrument Co., Ltd. representing 11.93%, 7.58% and 7.01% of our total purchase respectively. There are no minimum purchase requirements with any of our suppliers, including these significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with our significant suppliers) include:

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

Direct Sales Force

Our Sales Team

As of the date of this Annual Report, we have a direct sales team consisting of 81 employees.    Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way. They also coordinate with our distributors and independent sales agents in marketing and sales of our products.

The compensation package for our sales team includes fixed base salaries and commissions of 0.5%-1.0% based on the revenues or collections they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Independent Sales Agents

As of the date of this Annual Report, we have a large number of independent sales agents for the marketing and sales of our products in the Chinese market, covering all regions of the PRC. Our independent sale agents market and sell our products in the regions where they are located.

We have no written sale agent agreements with our independent sale agents and we are connected with them via oral agreements. Upon successful sales of our products to customers secured by them, they settle their commission with our customers. We do not provide any commission or make any payments to them.

Our direct sales force has secured a total of 560 domestic customers, including hospitals and medical institutions.    We will continue to work with existing, and identify and secure new, independent sales agents to expand our customer base and enhance our brand recognition across China.

Distribution Network

As of the date of this Annual Report, we have 3,926 domestic distributors and 373 exporting distributors.    Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our domestic distributors cover 33 provincial-level administrative regions of the PRC for the resales of our products in the Chinese market. They market and distribute our products in the regions where they locate and have secured approximately 5,992 domestic customers for us, including hospitals and medical institutions.

Our exporting distributors are limited to our overseas sales. Each of our exporting distributor usually sells medical devices to at least three overseas customers. We therefore estimate conservatively that the total number of established direct and indirect customer relationships established overseas through our exporting distributors in Europe, North America, South America, Asia, Africa and Oceania to be about 1,119.

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

Our distributors have secured a total of approximately 6,985 customers for us both domestically and internationally.    We will continue to work with existing distributors, and identify and secure new distributors, to expand our customer base and enhance our brand recognition both in the PRC and abroad.

Our Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totalled approximately $3.5 million, $2.8 million, and $3.0 million, for the years ended December 31, 2024, 2023, and 2022, respectively. R&D expenses mainly consist of applicable personnel, design, sample testing and materials expenses. As of the date of this Annual Report, we had a total of 69 employees in the R&D department.    In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval.

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

As of the date of this Annual Report, we have 27 registered patents.   Faced with the ever-changing market demands, we continue to abandon and phase out unsuitable patents and technologies, and simultaneously invest in acquiring new patents and technologies that tailored to our customer’s fast changing requirements.

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

There are currently approximately 412 manufacturers and distributors of medical consumables where the company is located in Touqiao Town, which is known as the “Hometown of Medical Consumables in China.”    As a top player in the region, the Company’s revenues accounted for approximately 12% of the total revenues generated from all medical device manufactures in Touqiao Town. Our total sales in 2024 were more than RMB700 million (approximately $96 million), with more than 10,000 product types. By comparison, our research indicates that the annual sales of the second- and third-ranking companies in Touqiao Town are just over RMB150 million, while the annual sales of the fourth- and fifth-ranking companies are in the range of RMB100 million to RMB150 million, with a lesser variety of product types. Since our production scale and number of product types far surpass those of other companies in Touqiao Town, we consider other local companies to be our partners more than our competitors. We supply each other’s needs in terms of production, procurement, and distribution. At the same time, these local enterprises in Touqiao Town are not able to provide customers with the same one-stop service that we provide due to their limited scale and product types. The total output value of the top 20 companies in Touqiao Town, including our company, was about RMB3.0 billion in 2024. Our company’s output value in 2024 was RMB710 million, accounting for about 23.6% of the total output value, while the other four next-largest companies in Touqiao Town had a total output value of about RMB615 million in 2024, accounting for 20.5% of the total output value.

Competitive Strengths

We are dedicated to serving our customers. We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Cost-effective methods to address customers’ significant needs with a variety of products. As of the date of this Annual Report, we have a total of 1,928 products in our product portfolio covering all Class I, II, and III disposable medical devices, including 1,797 products for domestic sales and 131products for overseas sales. Through sales of different products to our customers via our one-stop service, we are able to cost-effectively address our client’s needs.

●	Massive distribution network of clients, distributors, and suppliers. Through both direct sales and our massive distribution network, our products are sold to hospitals, pharmacies and medical institutions both domestically and internationally. As of the date of this Annual Report, we have 81 employees in our sales department and 4,859 independent sales agents, 3,926 distributors for domestic sales and 373 exporting distributors for overseas sales. We not only have accumulated a substantial domestic customer base and forged strong relationships with these customers, but also established good long-term cooperative relationships with well-known foreign medical equipment brand companies, which extends our reach world-wide. We believe that these customers will continue to be a source of business as well as a good referral source to new customers.

●	Geographical advantages allow us to provide one-stop service to our customers at reduced cost. Hospitals and other medical institutions normally have lists of over a hundred or even a thousand of different kinds of disposable medical devices which they must procure on a regular basis. Our PRC operating subsidiaries and primary operations are located in Touqiao Town, Yangzhou City, Jiangsu Province, one of the four medical device centers in PRC. Dubbed the “Hometown of Medical Devices & Consumables in China,” Touqiao Town hosts hundreds of disposable medical device manufacturers manufacturing all different kinds of products. In addition to our own products, we are qualified to distribute products sourced from other manufacturers. As a result, our clients are able to receive all required products by placing just a single order with us. When we receive an order from our hospital clients or distributors, we are able to quickly fulfill the order by including our own branded products and qualified products sourced from other manufacturers in Touqiao Town. There are also large numbers of medical device professionals, including research and development, or “R&D,” and technology professionals, and thousands of independent sales agents based near our primary operations. We are therefore able to procure high quality raw materials and products of other brands at a comparatively low price within a short period of time and to obtain sufficient labor and support to our one-stop service and manufacturing.

●	Economies of scale and automation provide significant cost advantages. The scale of our production is regional-leading within Yangtze River Delta region of China. The disposable medical devices we manufacture and sell are mainly low value-added products, which, however, are largely consumed and in huge demand every day in hospitals, medical institutions, and other health related industry entities. Through scaled production, we are able to increase our profits margin. In the procurement process, the production scale reduces our procurement costs and mitigate the impact of raw material price fluctuations. In the manufacturing process, we retrofitted equipment and introduced automation to improve production efficiency. At present, we have 12 purification plants covering a total area of approximately 110,352 square feet (10,252 square meters).

●	Leading competitive position maintained by high quality standard systems. Quality and safety are always our core value. Applying information acquired during our long-term business transactions with major medical institutions across China, we have developed a sophisticated quality management system, as well as a strict and effective internal control standard system. All of our products, either self-manufactured or sourced, fall within our quality control system subject to our quality inspection before delivery (See the section entitled “Quality Control” in Business).

●	Market-driven research and development allow for continual improvement and long-term client loyalty. As of the date of this Annual Report, we have an R&D team of 69 people, accounting for 11.15% of our total employees. For the fiscal year ended December 31, 2024, we have invested a total of $3.46 million in the products and technologies R&D. For the fiscal year ended December 31, 2023, we have invested a total of $2.75 million in the products and technologies R&D. For the fiscal years ended December 31, 2022, we have invested a total of $2,962,904 in the products and technologies R&D, respectively. We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, distributors and independent sales agents in sorting out our R&D orientation based on the real market demand. We continuously upgrade and improve our products and technologies to better suit our customers.

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

For the fiscal year of 2024 and as of the date of this Annual Report, we are not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has the Company been punished or can foresee any punishment to be made by any related government authorities of the PRC.

Class I, II, and III Medical Device Approval Process in China

“Class I” medical devices in China refers to sanitary and civilian products with extremely low risk, which do not need to be disinfected. To record this type of product in the official catalogue, a recordation application must be submitted on the website of the National Medical Products Administration. The application must clarify relevant information about product standard, the scope of use, production technologies, and instructions for the use of material. The device may then be produced and distributed after obtaining the online approval of the National Medical Products Administration. The following chart is an overview of the application and approval process for Class I devices recordation for reference:

Schedule 1 Flow Chart of the Application Procedures for Recordation of the Medical Devices of Class I

(statutory time limit: on-the-spot conclusion)

Please refer to the Regulation on Supervision and Administration of Medical Devices, the Measures for the Administration of Registration and Recordation of Medical Devices, and the Announcements on Matters Relating to the Recordation of the Class I medical Devices for the application requirements and procedures for the recordation of Class I medical device products.

“Class II” and “Class III” medical devices in China refer to medical-grade products with higher risk. The application procedures for registration of these two types of products in China are as follows: First, the products are submitted for inspection with various materials. After the submitted materials are reviewed by the experts to their satisfaction, the National Medical Products Administration will organize a team of experts to visit the factory for on-site inspection and acceptance. After passing the on-site acceptance, the products with higher risk are required to be clinically tested. Only after the clinical report and other application documents are submitted to the National Medical Products Administration, which approves these materials and issues the product registration certificate, shall the enterprise be allowed to produce and distribute the product. The following chart is an overview of the application and approval process for Class II and III devices registration for reference:

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

Please refer to the Regulation on Supervision and Administration of Medical Devices, the Measures for the Administration of Registration and Recordation of Medical Devices, the Operational Guidelines for the Registration and Approval of Domestic Class II Medical Devices, and the Operational Guidelines for the Registration and Approval of Domestic Class III and Imported Medical Devices for the application requirements and procedures for the registration of Class II and Class III medical device products.

The chart below summarizes the classification, approval dates, and current approval terms of our top 20 products:

No.	Product Name	Remarks	Date of approval	Term of validity	Class
1	Disposable ID bracelet	By Yada, CE certified	2020-12-17	2029-7-24	Class II
2	Disposable medical brush				Class II
3	Masks	By Huadong	2021-2-26	2026-2-25	Class II
4	Disposable women’s examination kits	By Huadong	2021-2-25	2026-2-24	Class II
5	Medical Brush	Source from other (No registration certificate is required)	Class II
6	Medical kit	Source from other (No registration certificate is required)	Class II
7	Medical sterile dressing surgical kits	By Yada, CE certified	2020-12-17	2029-7-24	Class II
8	Medical catheter	Source from other (No registration certificate is required)	Class II
9	Uterine tissue suction tube	By Yada, CE certified	2020-12-17	2029-7-24	Class II
10	Low-density polyethylene (LDPE) bottles for eye drops	By Huada, Long term	Class I
11	High-density polyethylene (HDPE) bottles for tablets	By Huada, Long term	Class I
12	Disposable women’s examination kits	Source from other (No registration certificate is required)	Class II
13	Disposable Gynecological sampler	By Yada, CE certified	2020-12-17	2029-7-24	Class II
14	Disposable medical brush (type B1)	By Yada, CE certified	2020-12-17	2029-7-24	Class II
15	Disposable anal bag	By Yada, CE certified	2020-12-17	2029-7-24	Class II
16	Inspection gloves	By Yada	2016-2-29	Long term	Class I
17	Disposable humidified nasal oxygen tube	By Huadong	2021-1-27	2026-1-26	Class II
18	Disposable suction connecting tube	By Huadong	2021-3-9	2026-3-8	Class II
19	Medical dressing	By Huadong	2018-4-18	2028-4-17	Class II
20	Electronic pump	By Huadong	2021-3-9	2026-3-8	Class III

Competitive Challenges

●	Our production capacity for certain pandemic prevention products is limited. Our existing production capacity for certain products, consisting primarily of some pandemic prevention-related products, is unable to meet the current market demand due to limitations on our funding, production equipment, and facilities. As a result, our ability to expand our market share in this area is limited.

●	To date, limited access to capital has slowed our ability to gain additional market share. Our various product lines have developed rapidly and are competitive in the market. However, expansion of our production capacity, deepening of our marketing network, and improvement of our research and development efforts require sufficient capital investment. To date, lack of access to sufficient capital has limited some projects with development potential and has tempered our further expansion of market share. The Company may need more capital to expand its operations.

●	We sell primarily low value-added products, which limits our sales margins. The Company currently primarily manufactures and sells Class I and Class II medical products, with a lesser proportion of Class III products. The medical device industry is highly competitive, especially in respect of low value-added medical devices, which has low entry requirements subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We face potential competition from major medical device companies worldwide, many of which have longer, more established operating histories, and significantly greater financial, technical, marketing, sales, distribution, and other resources. As a result, we may find it difficult to compete with companies commercializing high-end products and enjoying a higher profit margins per-product.

Manufacturing

Our production is comprised of both in-house manufacturing and outsourcing to third parties. The third party manufactures generally shall ship products to us for our inspection first, and upon passing our inspection, we will label and assemble, and then ship them to clients per orders.

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

Environmental

Due to the nature of the Company’s products, the Company’s PRC subsidiaries do not generate industrial wastewater and wastes. Generally speaking, the wastewater generated by our Company’s products is sanitary wastewater which can be disposed directly into municipal pipelines. The generated corner wastes is generally cleaned and collected by the cleaning personnel on time, and then transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation shall be collected and sent to relevant manufacturers for recycling. If new products are developed in the future and environmental measures are needed according to law, the Company will take corresponding environmental protection measures according to relevant laws and regulations. The waste discharge fees for the fiscal years of 2024, 2023, and 2022 were $4,415, $5,105, and $4,384, respectively, which has been paid in full.

The Company and its subsidiaries passed the environmental inspection and evaluation by the Environmental Protection Bureau of Yangzhou Guangling District in 2020, which determined that no waste, hazardous substances or wastewater were produced during manufacturing.

As of the date of this Annual Report, our waste discharge is in compliance with the local laws and regulations and we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, copy rights, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this Annual Report, we have three (3) registered trademarks, twenty-seven (27) registered patents and two (2) copyrights in the PRC.

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

With the exception of the following proceedings, we are currently not a party to any material legal or administrative proceedings:

●	On August 29, 2023, a legal proceeding, Zhu Cheng v. Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. [Case No.: (2023) Su 1091 Minchu No. 1779], was filed with the Yangzhou Economic and Technological Development Zone People’s Court. The materials of the company contract dispute case include a complaint, evidence, notice of response and subpoena, among other things. Zhu Cheng’s lawsuit claims joint and several liability from Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. for payment of $2.3 million and, from June 2022, a loss of 1.5 times LPR from the 30th to the actual date of payment. The main basis for Zhu Cheng’s claim is the “Letter of Termination of Contract” signed by two foreign companies (Xintai International Holdings Co., Ltd., Ace Capital Limited) and Jiangsu Yada Technology Group Co., Ltd. on August 20, 2019. The “Contract Termination Agreement” mainly stipulates that Jiangsu Yada Technology Group Co., Ltd. will compensate Xintai International Holdings Co., Ltd. and Ace Capital Limited for the fees paid by companies that were listed in South Korea. The case was heard for the first time on October 9, 2023, in the Eighth Court of the Yangzhou Economic and Technological Development Zone People’s Court. The content of the hearing focused on the presentation and cross-examination of evidence by both parties. On September 19, 2024, the Yangzhou Economic and Technological Development Zone People’s Court ruled that Jiangsu Yada needed to pay the plaintiff Zhu Cheng RMB 17 million plus interest. The Company is vigorously defending this matter. As of the date of this Annual Report, the defendants have filed an appeal, and the case is currently under second-instance trial in the appellate court in Jiangsu Province. The Company is required by the Court to provide a restricted deposit of approximately $1.3 million as a security for any potential loss and accordingly the Company recorded an estimated liability for the matters. See Note 17 - Commitments And Contingencies.

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

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 29, 2023, and became effective on July 1, 2024. The Company Law stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

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

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. The MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024,, which became effective on November 1, 2024. The 2024 Negative List replaced both the 2021 Negative List and the 2020 Negative List and now serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The restricted and prohibited industry categories have shareholding requirements as prescribed in the 2024 Negative List. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative List, nor on the 2021 Negative List or the 2020 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. In addition, the version of the Catalogue of Industries for Encouraged Foreign Investment currently in force was amended in 2022 and became effective on January 1, 2023, which replaced the Catalogue of Industries for Encouraged Foreign Investment (2020 version).

Regulation Relating to Wholly Foreign-owned Enterprises

The Company Law provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2024 Negative List. Since our current and planned business is not on the 2024 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

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

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration. On June 18, 2019, the China Internet Network Information Center promulgated the Implementing Rules of China Country Code Top-Level Domain Names Registration, which became effective on the same day and replaced the Implementing Rules for Domain Name Registration, setting forth the detailed rules for registration of country code top-level domain names. In August 2017, China’s Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn.”

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (2015 Version). Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations as amended in August 2008 (the “Foreign Exchange Administration Regulations”), the Interim Measures on Administration on Foreign Debts (2022 Version), the Tentative Provisions on the Statistics Monitoring of Foreign Debts (2020 Version) and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

Regulations Relating to Dividend Distributions

According to the Company Law and the Foreign Investment Law, each of our PRC subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the Enterprise Income Tax Law, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the implementation regulation for the Enterprise Income Tax Law. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

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

According to the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings or upon the occurrence of material events such as change of control, being subject to investigation or sanctions by any overseas securities regulators or overseas authorities, change of listing status, listing on other stock exchange or voluntary or mandatory delisting. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been approved) for their indirect overseas offering and listing prior March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those issuers that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

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

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the M&A Rules. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

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

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance (repealed) and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

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

As of the date of this Annual Report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC.

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

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Bulletin 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the SAT Bulletin 37 which superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Bulletin 7. 37SAT Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the Value-Added Tax Law of the People’s Republic of China, or the Value-Added Tax Law. The Value-Added Tax Law will take effect on January 1, 2026 and shall supersede the PRC Provisional Regulations on Value-Added Tax. Under the Value-Added Tax Law, (i) entities and individuals that sell goods, services, intangible assets, real property, or import goods within the PRC territory are VAT taxpayers and shall pay VAT in accordance with the Value-Added Tax Law; and (ii) a 13% VAT rate applies to the sales of goods, except for agricultural products, pesticides, natural gas and other items expressly listed under the Value-Added Tax Law.

LAWS AND REGULATIONS RELATING TO MEDICAL DEVICES

Regulation and Classification of Medical Devices

Pursuant to the Regulation on the Supervision and Administration of Medical Devices, the Medical Products Administration of the State Council shall be responsible for the national administration and supervision of medical devices of the PRC and its local counterparts take charge of the local administration and supervision of medical devices of the PRC. Under this regulation, medical devices have been classified into three categories based on the degree of risk. Class I medical devices shall refer to those devices with low level of risks and whose safety and effectiveness can be ensured through routine administration. Class II medical devices shall refer to those devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices shall refer to those devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness.

The products we currently manufacture and sell include Class I, II and III disposable medical devices.

Registration and Filings of Medical Devices

Pursuant to the Regulation on the Supervision and Administration of Medical Devices and the Measures for the Administration of Registration and Recordation of Medical Devices, Class I medical devices are subject to filing administration, and Class II and Class III medical devices are subject to pre-approval registration administration. A registration certificate for Class II and Class III medical devices are issued upon approval, which is valid for five years and may be renewed six months prior to its expiration date.

Clinical trials are generally required for the filing of the Class I medical devices and for the registration of Class II and Class III medical devices, with certain exceptions as stipulated under the Regulation on the Supervision and Administration of Medical Devices.

As of the date of this Annual Report, we are current on the registration and filing for all of our medical devices.

Production License for Medical Devices

Pursuant to the Regulation on the Supervision and Administration of Medical Devices and the Administrative Measures on the Supervision of the Production of Medical Devices, or the Administrative Measures on Medical Devices Production, promulgated on July 30, 2014 and came into effect on October 1, 2014, as amended in 2017 and came into effect on November 11, 2017 (as amended on March 10, 2022 and effective on May 1, 2022), manufacturers engaged in the manufacturing of Class I medical devices are subject to production filing administration and receive production filing certificates upon satisfaction of filing requirements; while those engaged in the manufacturing of Class II and Class III medical devices are subject to pre-approval licensing administration and receive medical device production licenses upon receipt of approval for licensing. A medical device production license is valid for five years and may be renewed 30 to 90 business days prior to its expiration date.

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

As of the date of this Annual Report, we are current on the production filing and licensing of the medical devices.

Production and Quality Management of Medical Devices

Pursuant to the Administrative Measures on Medical Devices Production, and the Standards on Production and Quality Management of Medical Devices promulgated by the CFDA on December 29, 2014 and came into effect on March 1, 2015, an enterprise engaged in the production of medical devices shall establish and effectively maintain a quality control system in accordance to the requirements of the Standards on Production and Quality Management of Medical Devices. The enterprise engaged in the production of medical devices shall regularly conduct comprehensive self-inspection on the operation of quality management system and submit this report to the local food and drug supervision and administration authorities before the end of every year. The enterprise shall also establish its procurement control procedure and assess its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall apply risk management to the whole process of design and development, production, sales and after-sale services.

Pursuant to The Notice of Four Guidelines including On-site Inspection Guidelines for the Standards on Production and Quality Management of Medical Devices promulgated by the CFDA on September 25, 2015 and came into effect on September 25, 2015, during the course of on-site verification of the registration of medical devices and on-site inspection of production license (including change production license), the inspection team shall, in accordance with the guidelines, issue recommended conclusions for on-site inspections, which shall be divided into “Passed,” “Failed” and “Reassessment after rectification.” During the supervision and inspection, if it is found that the requirements of the key items or ordinary items that may have direct impact on product quality are not satisfied, the enterprise shall suspend production and go through rectification. If it is found that the requirements of the ordinary items are not satisfied, and it does not directly affect product quality, the enterprise shall rectify in a prescribed time. The regulatory authorities will examine and verify the recommended conclusions and on-site inspection materials submitted by the inspection group and issue the final inspection results.

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

As of the date of this Annual Report, we are current on the operation filing and licensing of the medical devices.

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

Export Registration

Pursuant to the Regulation on the Supervision and Administration of Medical Devices and the Administrative Measures on Medical Devices Production, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, the Medical Products Administration conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory). In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates.

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

Land Use Rights We Obtained

We obtained the following land use rights for the construction of our headquarters, manufacturing facilities and office spaces, which cover an aggregate lot area of approximately 383,172 square feet (equivalent to 35,598.64 square meters), with the breakdown of land use set forth in the table below:

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

Properties We Lease

In addition to the above-mentioned properties that we own, we currently lease several properties in Yangzhou for an aggregate area of approximately 86,101 square feet (equivalent to 7,999 square meters) from our PRC subsidiaries for processing shops and office space. All leases are subject to renewal upon approval of the lessors, subject to the lessor receiving renewal requests at least three months in advance. Presently, the leases have been renewed through fiscal year 2025.

The breakdown of the leased properties is as follows:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Jiangsu Huadong	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	670	$5,677 (RMB40,200.00)	January 1, 2025 to December 31, 2025	Processing Workshop
Jiangsu Yada	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	20	$169 (RMB1,200.00)	January 1, 2025 to December 31, 2025	Office
Jiangsu Huadong	Jiangsu Yada	No.88 Tongda Road, Guangling District, Yangzhou	1,100	$9,321 (RMB66,000.00)	January 1, 2025 to December 31, 2025	Processing Workshop
Yangzhou Huada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	4,804.15	$40,708 (RMB288,249.00)	January 1, 2025 to December 31, 2025	Processing Workshop
Jiangsu Yada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	1,325.00	$11,227 (RMB79,500.00)	January 1, 2025 to December 31, 2025	Office

*	Zhu Yi is not a related party to the Company.

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

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. Up to now, the Company has 373 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’s product permeation for mainland China has reached major medical institutions and pharmacies through some 3,926 distributors. At the same time, the Company has established a cooperative network with more than 560 hospitals through its own direct sales channels.

Revenues decreased by approximately $0.19 million to $96.91 million for the year ended December 31, 2024 from approximately $97.10 million for the year ended December 31, 2023.

Net income decreased by approximately $0.75 million, or approximately 7%, to $10.84 million for the year ended December 31, 2024 from approximately $11.59 million for the year ended December 31, 2023. The decrease was mainly due to an increase in operating expenses.

Revenues decreased by approximately $6.25 million, or approximately 6%, to $97.10 million for the year ended December 31, 2023 from approximately $103.35 million for the year ended December 31, 2022. The decrease was mainly due to a decline in demand for customer orders, which we believe occurred because of the stalling recovery of China’s economy.

Net income increased by approximately $5.41 million, or approximately 88%, to $11.59 million for the year ended December 31, 2023 from approximately $6.18 million for the year ended December 31, 2022. The increase was mainly due to a decrease in general and administrative expenses.

Recent Developments

On February 26, 2024, the Company transferred 45% equity interest in Hainan Guoxie from Kang Fu International Medical to Jiangsu Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie, thus the Company deconsolidated Hainan Guoxie upon the completion of the transaction.

Effective December 26, 2024, the Company entered into an amendment (the “Amendment”) to the securities purchase agreement, originally dated December 27, 2023 (the “SPA”), between the Company and Anson Investments Master Fund LP and Anson East Master Fund LP for the sale of up to $50.50 million in convertible notes and warrants. Under the Amendment, the parties agreed that there would only be the single $6,000,000 closing under the SPA, which occurred on January 2, 2024, and would be no additional closings under the SPA.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

Years Ended December 31, 2024, 2023 and 2022

	For the Year Ended December 31,
	2024	2023	2022
Revenues
Third party sales	$96,141,089	$96,682,474	$103,317,145
Related party sales	768,553	416,441	29,196
Total revenues	96,909,642	97,098,915	103,346,341
Cost of revenues	63,609,840	63,900,597	65,247,864
Gross profit	33,299,802	33,198,318	38,098,477

Operating expenses
Selling	6,637,689	7,295,460	7,109,524
General and administrative	7,784,753	6,540,944	12,468,551
Research and development	3,456,098	2,753,315	2,962,904
Written-off Tai He deposit	-	-	4,755,536
Provision for doubtful accounts	1,109,347	1,933,661	-
Total operating costs and expenses	18,987,887	18,523,380	27,296,515

Income from operations	14,311,915	14,674,938	10,801,962

Other (income) expense:
Change in fair value in convertible debt	678,297	-	-
Interest expense	1,506,700	250,781	194,667
Interest income	(1,014,402)	(873,439)	(63,725)
Currency exchange (loss) gain	(380,254)	153,440	(273,432)
Other (income) expense, net	(104,557)	95,382	53,205
Total other expenses (income)	685,784	(373,836)	(89,285)

Income before income tax provision	13,626,131	15,048,774	10,891,247

Income taxes expense	2,788,824	3,457,733	4,713,543
Net income	$10,837,307	$11,591,041	$6,177,704

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Revenues decreased by approximately $0.19 million to $96.91 million for the year ended December 31, 2024 from approximately $97.10 million for the year ended December 31, 2023. The decrease was mainly due to disposal of Hainan Guoxie.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $0.29 million, or approximately 0.5%, to $63.61 million for the year ended December 31, 2024 from approximately $63.90 million for the year ended December 31, 2023. The decrease was generally in line with decrease in revenue except some fixed cost such as lease expense and salary of administrative employees in production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Year Ended December, 31
	2024	2023
Revenues	$96,909,642	$97,098,915
Costs of revenues	63,609,840	63,900,597
Gross profit	$33,299,802	$33,198,318
Gross profit margin %	34%	34%

Gross profit increased by approximately $0.10 million, or approximately 0.3%, to $33.30 million for the year ended December 31, 2024 from approximately $33.20 million for the year ended December 31, 2023. Gross profit margin was 34% for both the years ended December 31, 2023 and 2024.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

Years Ended December 31, 2024 and 2023

	2024	2023
Transportation expenses	$2,472,343	$2,322,690
Salaries and benefits	1,365,613	1,362,236
Entertainment expenses	1,136,047	1,102,463
Conference expenses	1,001,334	1,042,010
Travel allowance	344,229	358,120
Auto expenses	268,271	254,148
Advertising expenses	861	8,096
Consulting fee	-	781,580
Other expenses	48,991	64,117
Total	$6,637,689	$7,295,460

The selling expenses decreased by approximately $0.66 million, or approximately 9%, to $6.64 million for the year ended December 31, 2024 from approximately $7.30 million for the year ended December 31, 2023. The decrease was mainly attributable to the following reasons:

(a)

Our consulting fees decreased to nil for the year ended December 31, 2024 from approximately $0.78 million for the year ended December 31, 2023. The Company signed a contract with a third-party consultant on October 12, 2023 in order to conduct market research and analysis on the Company’s main basic medical consumables and robotic surgical systems in the U.S. and related overseas countries. There was no such expense for the year ended December 31, 2024.

(b)	Our transportation expenses increased by approximately $0.15 million, or approximately 6%, to $2.47 million for the year ended December 31, 2024 from $2.32 million for the year ended December 31, 2023. The increase in business travel was due to an increase in demand for customer orders.

General and administrative

General and administrative expenses primarily consist of the following expenses:

Years Ended December 31, 2024 and 2023

	2024	2023
Salaries and benefits	$1,418,060	$1,441,286
Entertainment expenses	1,292,742	1,218,660
Conference fee	867,419	808,637
Auto expenses	245,414	230,171
Maintenance expenses	93,140	103,317
Depreciation expenses	149,821	118,368
Travel allowance	138,984	138,171
Office expenses	96,492	81,972
Surtax expenses	629,456	585,101
Amortization expenses	26,973	62,149
Rental expenses	6,765	7,753
Insurance expenses	5,067	115,723
Service expenses	1,240,791	1,292,755
Legal cost	1,348,027	-
Other expenses	225,602	336,881
Total	$7,784,753	$6,540,944

General and administrative expenses increased by approximately $1.24 million, or approximately 19%, to $7.78 million for the year ended December 31, 2024, from approximately $6.54 million for the year ended December 31, 2023. The increase was primarily due to (a) legal cost increasing by approximately $1.35 million from $nil for the year ended December 31, 2023 to approximately $1.35 million for the year ended December 31, 2024; (b) entertainment expenses increasing by $0.07 million from $1.22 million for the year ended December 31, 2023 to approximately $1.29 million for the year ended December 31, 2024; (c) conference fee increasing by $0.06 million from $1.22 million for the year ended December 31, 2023 to $1.29 million for the year ended December 31, 2024; offset by (d) insurance expenses decreasing by $0.11 million from $0.12 million for the year ended December 31, 2023 to $5,067 for the year ended December 31, 2024, and (e) other expenses decreasing by approximately $0.11 million from $0.34 million for the year ended December 31, 2023 to approximately $0.23 million for the year ended December 31, 2024.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

Years Ended December 31, 2024 and 2023

	2024	2023
Sample manufacturing expenses	$1,693,327	$1,236,407
Salaries and benefits	1,049,054	1,067,154
Travel allowance	194,754	128,118
Depreciation expenses	9,831	10,007
Design expenses	101,547	80,922
Material expenses	53,937	27,066
Other expenses	353,648	203,641
Total	$3,456,098	$2,753,315

The research and development expenses increased by approximately $0.70 million, or approximately 26%, to $3.46 million for the year ended December 31, 2024, from approximately $2.75 million for the year ended December 31, 2023. The increase was mainly due to increase in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $0.36 million, or approximately 2.5%, to $14.31 million for the year ended December 31, 2024 from approximately $14.67 million for the year ended December 31, 2023.

Income tax expense

The provision for income taxes decreased by approximately $0.67 million, or approximately 19%, to $2.79 million for the year ended December 31, 2024, from approximately $3.46 million for the year ended December 31, 2023. The decrease was mainly due to the decrease of taxable income in 2024.

Net income

As a result of the factors described above, our net income decreased by approximately $0.75 million, or approximately 7%, to $10.84 million for the fiscal year ended December 31, 2024 from approximately $11.59 million for the fiscal year ended December 31, 2023.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through the PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu HK is the Hong Kong dollar and the functional currency of other subsidiaries is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation loss for the fiscal year ended December 31, 2024 was approximately $4.27 million, compared to the foreign currency translation loss of approximately $3.43 million for the fiscal year ended December 31, 2023. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollars.

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

General and administrative expenses decreased by approximately $5.93 million, or approximately 48%, to $6.54 million for the year ended December 31, 2023, from approximately $12.47 million for the year ended December 31, 2022. The decrease was primarily due to (a) service expenses decreasing by $5.91 million from $7.20 million for the year ended December 31, 2022 to $1.29 million for the year ended December 31, 2023 due to the reduction in investment consulting fees in fiscal 2023, (b) surtax expenses decreasing by $57,657 or 9% from approximately $0.64 million for the year ended December 31, 2022 to approximately $0.59 million for the year ended December 31, 2023, (c) conference fees decreasing by $37,737 or 4% from $0.85 million for the year ended December 31, 2022 to approximately $0.81 million for the year ended December 31, 2023, offset by (d) salaries and benefits increasing by $78,483 from $1.36 million for the year ended December 31, 2022 to approximately $1.44 million for the year ended December 31, 2023.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2024 and 2023, we had cash of approximately $17.29 million and $16.93 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

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

Cash Flow Summary

Years Ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Net Cash Provided by (Used in) Operating Activities	$14,636,805	$2,275,750	$(9,163,038)

Net Cash Used in Investing Activities	(20,421,028)	(12,458,698)	(8,620,292)

Net Cash Provided by Financing Activities	6,213,831	706,125	37,245,500

Effect of Exchange Rate Changes on Cash	(67,534)	(332,999)	(874,746)

Cash at Beginning of Year	16,926,878	26,736,700	8,149,276

Cash at End of Year	$17,288,952	$16,926,878	$26,736,700

 Years Ended December 31, 2024 and 2023

Cash Flow in Operating Activities

Net cash provided by operating activities was approximately $14.64 million for the year ended December 31, 2024, primarily comprised of net income of approximately $10.84 million and adjusted for non-cash items approximately $3.83 million, increase in accounts payable of $0.93 million, increase in accrued expenses and other liabilities of $0.60 million, decrease in bank acceptance receivables of $1.33 million, decrease in prepayments and other assets of approximately $1.30 million, offset by increase in accounts receivable of approximately $4.54 million.

Net cash provided by operating activities was approximately $2.28 million for the year ended December 31, 2023, primarily comprised of net income of approximately $11.59 million and adjusted for non-cash items approximately $2.28 million, decrease in prepayments and other assets of approximately $1.76 million, decrease in bank acceptance receivables of $1.03 million, offset by increase in accounts receivable of approximately $13.56 million.

Net cash used in operating activities was approximately $9.16 million for the year ended December 31, 2022, primarily comprised of net income of approximately $6.18 million and adjusted for non-cash items approximately $5.07 million, offset by increase in accounts receivable of approximately $7.12 million, increase in prepayments and other assets of approximately $4.93 million, increase in bank acceptance receivables of $4.28 million, decrease in accounts payable of approximately $3.37 million and decrease in taxes payable of approximately $0.81 million.

Cash Flow in Investing Activities

Net cash used in investing activities was approximately $20.42 million for the year ended December 31, 2024. It consisted of purchases of property and equipment and intangible assets of approximately $0.13 million, advance to related parties of approximately $17.29 million, long term investment of approximately $4.86 million, offset by collection of long term deposit for buildings, proceeds from disposal of property, plant and equipment of approximately $0.57 million.

Net cash used in investing activities was approximately $12.46 million for the year ended December 31, 2023. It consisted of purchases of property and equipment and intangible assets of approximately $4.69 million, deposits to a related party of approximately $9.18 million related to a pre-investment deposit for the purchase of 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd, offset by collection from long-term deposit for buildings of approximately $0.71 million, proceeds from disposal of long-term investment of approximately $0.35 million and proceeds from disposal of property, plant and equipment of approximately $0.35 million.

Net cash used in investing activities was approximately $8.62 million for the year ended December 31, 2022. It consisted of purchases of property and equipment of approximately $2.70 million and long-term investment of $5.94 million.

Cash Flow in Financing Activities

For the year ended December 31, 2024, the Company had net cash provided by financing activities of approximately $6.21 million, which consisted of the proceeds from short-term bank loans of approximately $10.56 million, proceeds from convertible debt of approximately $5.58 million, offset by repayments of short-term bank loans of approximately $9.73 million, share repurchase of approximately $0.20 million.

For the year ended December 31, 2023, the Company had net cash provided by financing activities of approximately $0.71 million, which consisted of the proceeds from short-term bank loans of approximately $6.64 million, offset by repayments of short-term bank loans of approximately $5.93 million.

For the year ended December 31, 2022, the Company had net cash provided by financing activities of approximately $37.25 million, which consisted of proceeds from initial public offering of approximately $34.53 million, proceeds from short-term bank loans of approximately $7.58 million, proceeds from long-term bank loans of approximately $0.74 million, capital contributed by non-controlling shareholders of approximately $0.64 million, offset by repayments of short-term bank loans of approximately $6.24 million.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 of our audited consolidated financial statements included in this Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require management judgment. Our critical accounting policies and estimates are described below.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” effective January 1, 2020.ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

We estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically. We consider factors in assessing the collectability of the accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. We estimated the allowance by segmenting accounts receivable into groups based on their shared credit risk characteristics and the ages of the underlying receivables, and assessed the expected credit loss rate for each group periodically. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. Our estimate of the key assumptions did not change significantly throughout the years presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Yongjun Liu	68	Chairman of the board of directors
Xin Wang	36	Chief Executive Officer and Director
Lianzhang Zhao	57	Chief Financial Officer
Xiaoming E	63	Independent Director
Huijuan Zhao	36	Independent Director
Wenzhang Jia	59	Independent Director

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

Controlled Company

Mr. Yongjun Liu, the chairman of our board of directors, is currently beneficially interested in approximately 50.0% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

Set forth below is the compensation paid to our executive officers and directors during the fiscal year ended December 31, 2024:

Name	2024 Compensation
Yongjun Liu	$50,070
Xin Wang	66,759
Lianzhang Zhao	50,070
Xiaoming E	13,352
Huijuan Zhao	41,725
Wenzhang Jia	-

C. Board Practices

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

On December 1, 2022, in conjunction with her appointment as a director, Ms. Zhao entered into a letter agreement with the Company outlining the terms of her service as a director. Ms. Zhao, who serves as a member of audit committee and the chairwoman of the nominating committee, will receive a monthly stipend of $2,500 per month during her term of service. In addition, Ms. Zhao will receive stock options to purchase 740 of the Company’s Ordinary Shares, par value $0.0005 per share, at an exercise price of $13.51. The options will vest and become exercisable in equal monthly installments over the course of Ms. Zhao’s initial year of service, that is over a 12 months period.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in a manner they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company

Terms of Directors

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) is convicted of an arrestable offence.

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

D. Employees

Employees

We had 619, 617, and 626 full-time employees as of December 31, 2024, 2023, and 2022, respectively. The following table sets forth the number of full-time employees based on category of employment and place of employment as of December 31, 2024:

Function/Department	Yangzhou Huada	Jiangsu Huadong	Jiangsu Yada	Total
Management	13	33	39	85
Sales and Marketing	9	36	36	81
Research and Development	0	37	32	69
Production	68	96	220	384
Subtotal Total	90	202	327	619

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

E. Share Ownership

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 31,904,468 shares of Ordinary Shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongjun Liu(1)	15,935,000	49.95%
Ordinary Shares	Xin Wang	-	-%
Ordinary Shares	Lianzhang Zhao	-	-
Ordinary Shares	Tongying Zhang	-	-%
Ordinary Shares	Xiaoming E	-	-%
Ordinary Shares	Huijuan Zhao(3)	740	-%
Ordinary Shares	Wenzhang Jia(2)	1,886	-%
Total of All Current Officers and Directors:		15,937,626	49.95%
≥ 5% Beneficial Owners
None.

(1)	Mr. Liu holds these shares through Bright Accomplish Limited, a holding company controlled jointly by Mr. Liu and his wife, Yin Liu.

(2)	Represents options to purchase 1,886 Ordinary Shares of the Company, at an exercise price of $5.30 per share. The options, which vested in equal monthly instalments over Mr. Jia’s initial year of service, are exercisable for a term of ten years.

(3)	Represents options to purchase 740 Ordinary Shares of the Company, at an exercise price of $13.51 per share. The options, which vested in equal monthly instalments over Ms. Zhao’s initial year of service, are exercisable for a term of ten years.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Except for the transactions set forth below, during our preceding three financial years up to the date of this Annual Report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Transaction with Ms. Liu Fang

On December 19, 2023, Jiangsu Huadong signed a letter of intent with Ms. Fang Liu (daughter of Mr. Yongjun Liu) to purchase 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd (“Guomai”). Jiangsu Huadong    prepaid $9.2 million in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Guomai was pledged to Jiangsu Huadong. The transaction was closed in November 2024.

Transaction with Yangzhou Meihua Import and Export Co., Ltd.

We sell products at market price to Yangzhou Meihua Import and Export Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2024, 2023 and 2022, the sales amount was $768,553, $416,441 and $18,780, respectively, and as of December 31, 2024, December 31, 2023 and 2022, the amount due from Yangzhou Meihua Import and Export Co., Ltd. were $727,180, $456,361 and nil, respectively. The main business of Yangzhou Meihua Import and Export Co., Ltd. is the import and export of medical consumables, and the main types of products it purchases from the Company are dressing wounds and wiping wounds, Yang Ke Tou (Suction tube), disposable urinary swab, disposable umbilical cord clamp, disposable suction connection pipe, disposable medical gauze, medical urine cup, medical disinfection dressing surgical kit and round head steel needles.

Transaction with Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.

We sell products at market price to Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd., an affiliate controlled by Kai Liu, the son of Yongjun Liu, our Chairman and shareholder. For the fiscal years ended December 31, 2024 2023 and 2022, the sales amount was nil, nil and $10,416, respectively, and as of December 31, 2024, 2023 and 2022, the amount due from Xinya Pharmaceutical Hanjiang Co., Ltd. was nil. The main business of Shanghai Xinya Pharmacy Hanjiang Co., Ltd. is drug production and sales, and the main types of products it purchases from the Company are oral solid medical high-density polyethylene bottles and disposable masks.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

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

Preferred Shares

As at the date of this Annual Report, we have not issued any preferred shares. Under the amended and restated articles of association, before any Preferred Shares of any series are issued, our directors shall fix, by resolution of directors, the following provisions of such series:

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

According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise. On October 23, 2019, the SAFE issued the SAFE Circular 28, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular 37 to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under the PRC Foreign Exchange Administration Regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Notwithstanding the foregoing, our PRC subsidiaries, Jiangsu Huadong enjoy preferential income tax rate of 15% until December 31, 2025, due to its treatment as “National High-Tech Enterprises” in China. Prior to the expiration date of such treatment, it may submit applications for renewal and continue enjoying the preferential income tax rate if granted.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this Annual Report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this Annual Report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with Nasdaq Stock Market Rule 5250(d).

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

I. Subsidiary Information

See “Item 4.A, Information on the Company – History and Development of the Company” above.

J. Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.8% and 2.9% for the year ended December 31, 2024 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

On December 26, 2024, the Company and the Investors entered into an amendment to the SPA pursuant to which the parties agreed that there would only be the one closing under the SPA for the sale of $6,000,000 of ordinary shares and a warrant and there would be no further sales made under the SPA.

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

B. Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

Five years warrants to purchase 1,205,255 of our Ordinary Shares, exercisable at $2.9869 per share, were issued to the Investors, dated December 27, 2023, which warrants are held by the Investors (as disclosed above) and were sold pursuant to an exemption from registration in accordance with Rule 506(b) of Regulation D under the Securities Act.

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-258659), for our initial public offering, which was declared effective by the SEC on February 15, 2022. In February 2022, we completed our initial public offering in which we issued and sold an aggregate of 3,600,000 Ordinary Shares, at a price of $10.00 per share for approximately $34.6 million. Prime Number Capital LLC and Shengang Securities Company Limited were the representatives of the underwriters of our initial public offering.

We incurred approximately $1.3 million in expenses in connection with our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The net proceeds raised from the initial public offering were $34,576,000 after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2024, we had used up the proceeds for working capital and research and development costs.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

D. Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on August 10, 2021 and is incorporated herein by reference. During the fiscal year ended December 31, 2024, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2024	2023	2022
Audit Fees*	$357,783	$226,600	$522,272
Audit-Related Fees
Tax Fees
All Other Fees
Total	357,783	$226,600	$522,272

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 26, 2024, the board of directors approved and authorized the Company’s proposal to adopt a share repurchase plan of up to $3 million of the Company’s outstanding Ordinary Shares (the “Share Repurchase Plan”). Under the Share Repurchase Plan, as disclosed in the Company’s Current Report on Form 6-K filed on July 1, 2024, management is authorized to purchase Ordinary Shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, including Rule 10b-18 and Rule 10b5-1 under the Exchange Act, as well as the Company’s insider trading policy, and subject to market conditions and other factors.

Following the board of directors’ approval, the Company engaged Tiger Brokers (NZ) Limited (“Tiger Brokers”) as the Company’s exclusive repurchase agent for the Share Repurchase Plan. In conjunction with the Share Repurchase Plan, and as approved by the board of directors, the Company also intends to implement a 10b5-1 plan (the “10b5-1 Plan”) with Tiger Brokers. In conjunction with the Share Repurchase Plan, the company completed the following issuer repurchases of equity securities.

Issuer Purchases of Equity Securities

Period	(a) Total number of ordinary shares purchased	(b) Average price paid per ordinary share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
07/17/2024 to 08/14/2024	232,098	$0.8303	232,098	$2,807,289
TOTAL	232,098	$0.8303	232,098	$2,807,289

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recently completed fiscal years or any subsequent interim period. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

Accordingly, pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, we have opted to follow the home country rule exemption in conjunction with the following the requirements, among others (i) holding annual general meetings, (ii) holding elections of directors, and (iii) the requirement to obtain shareholder approval in connection with the issuance of in excess of 20% of the ordinary shares by the Company with voting power in excess of 20% of the voting power outstanding.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On June 26, 2024, the board of directors adopted an amended and restated insider trading policy, (the “A&R Insider Trading Policy”) which became effective immediately upon adoption. The Company believes that adopting the A&R Insider Trading Policy will reinforce and strengthen the Company’s corporate governance efforts in preventing insider trading, comply with securities laws, and preserve the reputation and integrity of the Company as well as that of all persons affiliated with the Company.

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

The Company has established the “Cybersecurity Incident Management and Emergency Response System” (“System”). This System applies to all departments and affiliated companies and subsidiaries of the Company. The objective of implementing the System is to establish a robust framework for managing and responding to network and information security incidents within the Company, effectively prevent, timely control and minimize the adverse impact of the incidents by promptly and effectively addressing such incidents, and thus maintain the continuous security of the Company’s network systems. The System includes a “Cybersecurity Incident Response Plan” tailored to the functions of the business departments and each critical business process, and account for the potential impact of varying degrees of security incidents on the cybersecurity system. The core principle of these plans is proactive preparedness, with measures being established prior to the occurrence of cybersecurity incidents. In the event of a cybersecurity incident, the System will offer and execute alternative plans, mitigating cybersecurity threats and minimizing losses. The System addresses multiple dimensions, such as cybersecurity incidents, network security vulnerabilities, information leaks, and equipment and facility failures by providing guidelines for these areas. The System also classifies cybersecurity incidents into different levels and develop corresponding strategies.

Furthermore, to ensure effective management and coordination of network and information security, the Company has established a Cybersecurity Leadership Team (the “Team”). This Team comprises the head of the technical department, the Chairman of the Board and the Secretary to the Board. Reporting directly to the Board of Directors, the Team oversees the Company’s overall network and information security work. This includes emergency coordination, command, and decision-making for significant cybersecurity incidents. The legal department of the Company will collaborate closely with the Team. Ultimately, the aim is to ensure the cybersecurity and emergency response capabilities of the Company and also meeting the relevant requirements and regulations of the U.S. Securities and Exchange Commission.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Meihua International Medical Technologies Co., Ltd., dated November 10, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.2	Amended and Restated Articles of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.3	Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F/A filed on August 29, 2023)
2.3	Share Exchange Agreement by and among Meihua International Medical Technologies Co., Ltd., Kang Fu International Medical Co., Limited, and shareholders of Kang Fu International Medical Co., Limited, dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.4	Form of Senior Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed December 28, 2023)
2.5	Form of Warrant (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed December 28, 2023)
2.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to Current Report on form 6-K dated December 28, 2023)
4.1	English Translation of Employment Agreement between Meihua International Medical Technologies Co., Ltd. and its CEO Yulin Wang (incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
4.2	English Translation of Form of Sales Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our customer (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.3	English Translation of Form of Purchase Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our supplier (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.4	English Translation of Form of Distributor Purchase Agreement between Jiangsu Yada Technology Group Co., Ltd and our distributor (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.5	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as borrower, and Bank of Communications Limited Yangzhou Branch as lender, dated August 24, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)

4.6	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yongjun Liu as borrowers and Agricultural Bank of China Yangzhou Runyang Branch as lender, and Mortgage Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as mortgagor and Agricultural Bank of China Yangzhou Runyang Branch as mortgagee, dated December 3, 2019 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.7	English Translation of Lease Agreement between Zhu Yi and Yangzhou Huada Medical Device Co., Ltd, dated November 20, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.8	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.9	English Translation of Lease Agreement between Yangzhou Huada Medical Device Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.10	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Jiangsu Yada Technology Group Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.11	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.12	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.13	English Translation of Agreement of Persons Acting-in-concert (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.14	Collaboration Agreement with Zhong Jiang (incorporated by reference to Registration Statement on Form F-1/A filed August 31, 2021)
4.15	Form of Indemnification Escrow Agreement (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.16	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement) (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.17	Director Service Agreement with Xiaoming E (incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.18	Director Service Agreement with Xu Han (incorporated by reference to Current Report on Form 6-K filed February 24, 2022)
4.19	Form of Director Service Agreement with Wenzhang Jia (incorporated by reference to Current Report on Form 6-K filed June 28, 2022)
4.20	Form of Indemnification Agreement with the Meihua International Medical Technologies Co., Ltd. directors and officers (incorporated by reference to Current Report on Form 6-K filed February 28, 2023)
4.21	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Xin Wang (incorporated by reference to Exhibit 10.1 of Current Report on Form 6-K filed December 5, 2022)

4.22	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Lianzhang Zhao. (incorporated by reference to Exhibit 10.2 of Current Report on Form 6-K filed December 5, 2022)
4.23	Director Offer Letter, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Huijuan Zhao (incorporated by reference to Exhibit 10.3 of Current Report on Form 6-K filed December 5, 2022)
4.24	Form of Indemnification Agreement with Registrant’s Directors and Officers (incorporated by reference to Exhibit 99.1 of Current Report on Form 6-K filed February 28, 2023)
4.25	Form of Securities Purchase Agreement, dated as of December 27, 2023, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K filed December 28, 2023)
4.26	Amendment, dated December 26, 2024, between Meihua International Medical Technologies Co., Ltd. and the parties named therein (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed January 3, 2025).
8.1	List of Subsidiaries.*
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
13.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
23.1	Consent of Kreit & Chiu CPA LLP*
97.1	Form of Executive Compensation Clawback Policy, effective as of December 1, 2023 (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed April 24, 2024).
99.1	Form of Share Repurchase Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K filed July 1, 2024).
99.2	Form of Rule 10b5-1 Repurchase Plan (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed July 1, 2024).
99.3	Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed July 1, 2024).
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herein.

**	Furnished herein.

***	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 25, 2025	MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES LIMITED

/s/ Xin Wang
Xin Wang
Chief Executive Officer

 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Meihua International Medical Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meihua International Medical Technologies Co., Ltd. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Los Angeles, California

April 25, 2025

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

(US$, except share data or otherwise noted)

	2024	2023
Assets
Current Assets
Cash	$15,960,057	$15,560,662
Restricted Cash	1,328,895	1,366,216
Bank acceptance receivables	18,566,258	20,431,900
Accounts receivable, net	78,660,700	78,570,956
Accounts receivable-a related party	727,180	456,361
Inventories	1,409,639	1,617,225
Due from related parties-current	17,045,169	21,127
Prepayment and other current assets	9,740,424	14,212,606
Total current assets	143,438,322	132,237,053

Property, plant and equipment	7,886,579	8,830,968
Intangible assets	443,035	3,915,917
Long term investments	22,389,540	6,131,941
Deposits to a related party-noncurrent	-	9,155,059
Prepayments and other noncurrent assets	11,088,736	11,267,764
Operating lease right-of-use asset	-	7,087
Deferred tax assets	992,904	369,483
Total assets	$186,239,116	$171,915,272

Liabilities and shareholders’ equity
Liabilities
Short-term bank borrowings	$7,945,966	$7,324,047
Accounts payable	15,475,673	15,822,029
Taxes payable	1,243,127	1,082,131
Accrued expenses and other current liabilities	1,269,908	842,156
Contingent liability	1,328,895	-
Operating lease liabilities -current	-	2,495
Total current liabilities	27,263,569	25,072,858

Operating lease liabilities -noncurrent	-	4,592
Total liabilities	27,263,569	25,077,450

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 31,904,468 and 23,940,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	15,951	11,970
Treasury shares, at cost, 232,098 and nil shares as of December 31, 2024 and 2023, respectively	(200,000)	-
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Additional paid-in capital	49,221,322	42,967,006
Statutory surplus reserves	16,238,283	15,985,627
Retained earnings	105,226,822	94,635,889
Accumulated other comprehensive loss	(11,526,831)	(7,268,652)
Total shareholders’ equity	158,975,547	146,331,840
Non-controlling interest	-	505,982
Total equity	158,975,547	146,837,822

Total liabilities and equity	$186,239,116	$171,915,272

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(US$, except share data or otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Third party sales	$96,141,089	$96,682,474	$103,317,145
Related party sales	768,553	416,441	29,196
Total revenues	96,909,642	97,098,915	103,346,341
Cost of revenues	63,609,840	63,900,597	65,247,864

Gross profit	33,299,802	33,198,318	38,098,477

Operating expenses
Selling	6,637,689	7,295,460	7,109,524
General and administrative	7,784,753	6,540,944	12,468,551
Research and development	3,456,098	2,753,315	2,962,904
Written-off Tai He deposit	-	-	4,755,536
Provision for credit losses	1,109,347	1,933,661	-
Total operating expenses	18,987,887	18,523,380	27,296,515

Income from operations	14,311,915	14,674,938	10,801,962

Other (income) expense:
Change in fair value in convertible debt	678,297	-	-
Interest expense	1,506,700	250,781	194,667
Interest income	(1,014,402)	(873,439)	(63,725)
Currency exchange loss (gain)	(380,254)	153,440	(273,432)
Other (income) expense, net	(104,557)	95,382	53,205
Total other (income) expenses	685,784	(373,836)	(89,285)

Income before income tax provision	13,626,131	15,048,774	10,891,247
Income taxes expense	2,788,824	3,457,733	4,713,543
Net income	$10,837,307	$11,591,041	$6,177,704
Net loss attributable to non-controlling interests	(6,282)	(34,376)	(65,265)
Net income attributable to shareholders	10,843,589	11,625,417	6,242,969

Foreign currency translation adjustment	(4,271,912)	(3,432,299)	(9,155,028)
Comprehensive income (loss)	$6,565,395	$8,158,742	$(2,977,324)
Comprehensive loss attributable to non-controlling interests	(20,015)	(50,161)	(79,167)
Comprehensive income (loss) attributable to shareholders	$6,585,410	$8,208,903	$(2,898,157)

Weighted average number of ordinary shares - basic	27,371,707	23,940,000	23,411,068
Weighted average number of ordinary shares - diluted	27,371,707	23,940,000	23,411,068

Basic net income per ordinary share	$0.40	$0.49	$0.27

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2024, 2023 and 2022

(US$, except share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury shares	Treasury shares amount	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total Equity
Balance as of December 31, 2021	20,000,000	10,000	9,716,484	-	-	15,178,467	77,574,663	5,288,988	-	107,768,602
Net income	-	-	-	-	-	-	6,242,969	-	(65,265)	6,177,704
Appropriation of statutory reserve	-	-	-	-	-	487,393	(487,393)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	(9,141,126)	(13,902)	(9,155,028)
Ordinary shares subscribed	3,940,000	1,970	33,250,522	-	-	-	-	-	-	33,252,492
Shareholders’ contribution	-	-	-	-	-	-	-	-	635,310	635,310
Balance as of December 31, 2022	23,940,000	11,970	42,967,006	-	-	15,665,860	83,330,239	(3,852,138)	556,143	138,679,080
Net income	-	-	-	-	-	-	11,625,417	-	(34,376)	11,591,041
Appropriation of statutory reserve	-	-	-	-	-	319,767	(319,767)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	(3,416,514)	(15,785)	(3,432,299)
Balance as of December 31, 2023	23,940,000	11,970	42,967,006	-	-	15,985,627	94,635,889	(7,268,652)	505,982	146,837,822
Conversion of convertible debt	7,964,468	3,981	5,659,316	-	-	-	-	-	-	5,663,297
Purchase of treasury shares	-	-	-	(232,098)	(200,000)					(200,000)
Issuance of warrants	-	-	595,000	-	-	-	-	-	-	595,000
Net income	-	-	-	-	-	-	10,843,589	-	(6,282)	10,837,307
Disposal of shareholders’ interest in a subsidiary	-	-	-	-	-	-	-	-	(485,967)	(485,967)
Appropriation of statutory reserve	-	-	-	-	-	252,656	(252,656)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	(4,258,179)	(13,733)	(4,271,912)
Balance as of December 31, 2024	31,904,468	15,951	49,221,322	(232,098)	(200,000)	16,238,283	105,226,822	(11,526,831)	-	158,975,547

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

(US$)

	For the Year Ended December 31
	2024	2023	2022
Cash Flows from operating activities:
Net income	$10,837,307	$11,591,041	$6,177,704
Adjustments reconcile net income to net cash provided by (used in) operating activities:
Depreciation	543,658	408,233	541,265
Amortization	26,973	62,149	22,196
Net loss from disposal of property, plant and equipment	-	102,319	25,023
Written-off Tai He deposit	-	-	4,755,536
Provision for credit loss	1,109,347	1,933,661	-
Deferred tax benefit	(642,635)	(370,475)	-
Currency exchange loss (gain)	(380,254)	153,440	(273,432)
Interest expense on long-term receivable	1,259,084	-	-
Gain from equity method investments	(94,183)	(4,832)	-
Gain from disposal of equity interest in a subsidiary	(21,360)	-	-
Loss from disposal of property, plant and equipment	111	-	-
Change in fair value in convertible debt	678,297	-	-
Accrual of contingent liability	1,348,027	-	-
Amortization of operating lease right-of-use assets	404	611	-
Changes in operating assets and liabilities:
Bank acceptance receivables	1,326,316	1,026,148	(4,284,515)
Accounts receivable	(4,253,900)	(13,558,315)	(7,121,889)
Accounts receivable-related party	(287,364)	(457,585)
Inventories	165,759	(528,635)	35,027
Prepayments and other assets	1,304,710	1,760,865	(4,932,145)
Due from related parties	-	(21,184)	-
Accounts payable	932,491	185,902	(3,371,275)
Taxes payable	188,426	(16,893)	(812,412)
Accrued expenses and other current liabilities	596,218	9,911	75,879
Operating leases liabilities	(627)	(611)	-
Net cash provided by (used in) operating activities	14,636,805	2,275,750	(9,163,038)

Cash flows from investing activities:
Purchases of property, plant and equipment	(133,550)	(1,182,699)	(2,698,729)
Additions to intangible assets	-	(3,503,883)	-
Long term investment	(4,864,016)	-	(5,944,709)
Proceeds from disposal of long-term investment	567,115	353,062	-
Proceeds from disposal of property, plant and equipment	-	348,321	23,146
Collection of long-term deposits for buildings	1,389,719	706,125	-
Cash in disposed subsidiary	(89,719)
Advance to related parties	(17,290,577)	-	-
Deposits to a related party	-	(9,179,624)	-
Net cash used in investing activities	(20,421,028)	(12,458,698)	(8,620,292)

Cash flows from financing activities:
Proceeds from convertible debt	5,580,000	-	-
Proceeds from short-term bank borrowings	10,561,863	6,637,574	7,579,135
Share repurchase	(200,000)
Proceeds from long-term bank loans	-	-	743,052
Capital contributed by non-controlling shareholders	-	-	635,310
Proceeds from initial public offering	-	-	34,529,644
Repayments of short-term bank borrowings	(9,728,032)	(5,931,449)	(6,241,641)
Net cash provided by financing activities	6,213,831	706,125	37,245,500

Effect of foreign exchange rate changes	(67,534)	(332,999)	(874,746)
Net increase (decrease) in cash	362,074	(9,809,822)	18,587,424
Cash, beginning of year	16,926,878	26,736,700	8,149,276
Cash, end of year	$17,288,952	$16,926,878	$26,736,700

Reconciliation to amount on consolidated balance sheets:
Cash	$15,960,057	$15,560,662	$26,736,700
Restricted cash	1,328,895	1,366,216	-
Total cash and restricted cash	$17,288,952	$16,926,878	$26,736,700

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for:
Interest	$247,615	$250,781	$194,667
Income taxes	$3,657,394	$3,583,143	$5,703,288

Non-cash transactions
Deposits to a related party reclassified to investments	$9,033,173	$-	$-
Shareholder contribution through deferred cost	$-	$-	$1,277,152
Operating lease right-of-use asset obtained in exchange of operating lease liabilities	$-	$7,697	$-

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Principal Activities:

Meihua International Medical Technologies Co., Ltd. (“Meihua” or “the Company”) was incorporated on November 10, 2020 in the Cayman Islands. It is a holding company with no operations. Meihua, through its subsidiaries (together, “the Group”) produces and sells medical consumables in People’s Republic of China (“PRC” or “China”).

As of December 31, 2024, the Company’s subsidiaries are as follows:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding
扬州华达医疗器械有限公司 Yangzhou Huada Medical Device Co., Ltd. (“Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales
江苏亚达科技集团有限公司 Jiangsu Yada Technology Group Co., Ltd. (“Yada”)	Yangzhou	100% by Huada	December 5, 1991	Medical Equipment Sales
江苏华东医疗器械实业有限公司 Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Huadong”)	Yangzhou	100% by Yada	November 18, 2000	Medical Equipment Sales
海南瑞营科技有限公司 Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”)	Hainan	51% by Huadong	October 25, 2023	Medical Equipment Sales

Kang Fu was incorporated on October 13, 2015 with a registered capital of HKD 63,254,200 ($8,109,513). Kang Fu is a holding company with no operations. Huada, Yada and Huadong are directly or indirectly 100% owned by Kang Fu for all the periods presented.

Huada is a subsidiary wholly owned by Kang Fu and established in Yangzhou, China on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400.

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

Hainan Ruiying is a subsidiary 51% owned by Huadong and established in Hainan, China on October 25, 2023 with a registered capital of RMB10,000,000. Hainan Ruiying has not commenced its intended operation for the year ended December 31, 2024.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The most significant estimates and judgments include allowance for credit losses, the fair value of convertible loans and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of December 31, 2024, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in partially owned subsidiaries.

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

	For the Years Ended December 31
	2024	2023	2022
Period Ended spot	US$1=RMB 7.2993	US$1=RMB 7.0999	US$1=RMB 6.8972
Period Average	US$1=RMB 7.1957	US$1=RMB 7.0809	US$1=RMB 6.7290

The exchanges rates used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for each year ended December 31, 2024, 2023 and 2022.

Reclassifications

Restricted cash was separated from cash as of December 31, 2024 and retroactively reclassified as of December 31, 2023.

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of December 31, 2024 and 2023, substantially all the Company’s cash were held in major financial institutions located in Hong Kong and mainland China, which management considers to be of high credit quality.

For the year ended December 31, 2024, one customer accounted for approximately 12.77% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for approximately 16.84% of the Company’s total revenues. For the year ended December 31, 2022, two customers accounted for approximately 27.63% and 10.97% of the Company’s total revenues, respectively.

As of December 31, 2024, one customer accounted for approximately 11.84% of the Company’s accounts receivable. As of December 31, 2023, one customer accounted for approximately 15.63% of the Company’s accounts receivable.

For the year ended December 31, 2024, one supplier accounted for approximately 13.73% of the Company’s total purchases. For the year ended December 31, 2023, one supplier accounted for approximately 14.46% of the Company’s total purchases. For the year ended December 31, 2022, one supplier accounted for approximately 11.93% of the Company’s total purchases.

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

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2024 and 2023.

The Company elected the fair value option to account for its convertible loans. The Company engaged an independent valuation firm to perform the valuation. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, historical volatility of the Company’s share prices, risk-free interest rate and discount rate. Refer to Note 11 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimation, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024.

December31, 2024
Opening balance	$-
New convertible loans issued	4,985,000
Loss on change in fair value of convertible loan	678,297
Conversion of convertible loans	(5,663,297)
Total	$-

Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted Cash

The Company’s restricted cash is substantially cash balance in designated bank accounts as security for lawsuit in process.

Bank Acceptance Receivables

Bank acceptance receivables are issued by bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. The Company is not lending money, it just sells goods to the customers (customers can pay the purchased goods by cash, accounts receivable or bank acceptance receivables). The receivables mature within one year, and are non-interest bearing. As bank acceptance receivables are issued by the banks and payments are guaranteed. The Company has not discounted any bank acceptances and there was no endorsed bank acceptances that are unmatured as of December 31, 2024. The Company collected approximately $9.8 million as of April 8, 2025.

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

The Company’s provision for credit losses were $1,109,347, $1,933,661 and $nil for the years ended December 31, 2024, 2023 and 2022 (see Note 3).

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

There were no write-downs recognized of inventories as of December 31, 2024 and 2023.

Prepayment and other current assets

Prepayment and other assets primarily consist of prepayments for land use right and property, refundable tax credits and receivables, security deposits made to customers, advances to employees and land use right receivable, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the utilization or refund of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for credit losses amounted to $nil as of both December 31, 2024 and 2023.

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2024, 2023 and 2022. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of ASU 2016-01, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

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

For the years ended December 31, 2024, 2023 and 2024, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

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

Revenue Disaggregation

The Company’s disaggregated revenues are represented by two categories which are type of goods and type of customers.

Type of Goods

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Self-Manufactured Products	47,606,340	48,196,669	50,514,976
Resales of Sourced Disposable Medical Devices from Third Party Manufacturers	49,303,302	48,902,246	52,831,365
Total Revenue	96,909,642	97,098,915	103,346,341

Type of Customers

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Direct sales	6,766,636	8,077,373	9,465,644
Distributors	90,143,006	89,021,542	93,880,697
Total Revenue	96,909,642	97,098,915	103,346,341

Earnings per Ordinary Share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive. For the year ended December 31, 2024, no warrants were included in diluted income per share since the exercise prices for the warrants were higher than the average market price. For the years ended December 31, 2023 and 2022, there was no outstanding unexercised options and warrants.

Comprehensive Income (Loss)

ASC 220, Comprehensive Income (“ASC 220”) establishes rules for reporting and display of comprehensive income and its components. ASC 220 requires that unrealized gains and losses on the Company’s foreign currency translation adjustments be included in comprehensive income (loss).

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $861, $8,096 and $95,432 for the years ended December 31, 2024, 2023 and 2022, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $3,456,098, $2,753,315 and $2,962,904 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company has disclosed the type of revenue by government category as follows.

	December 31, 2024			December 31, 2023			December 31, 2022
	US$			US$			US$
Category	Produced	Purchased	Total	Produced	Purchased	Total	Produced	Purchased	Total
Class I	10,462,456	10,462,508	20,924,964	6,259,470	8,695,782	14,955,252	7,463,707	8,572,512	16,036,219
Class II	34,093,194	34,353,345	68,446,539	37,515,249	35,188,004	72,703,253	37,229,199	36,177,490	73,406,689
Class III	524,269	1,199,091	1,723,360	895,344	1,572,707	2,468,051	1,189,906	1,863,990	3,053,896
Others	2,526,422	3,288,357	5,814,779	3,526,606	3,445,753	6,972,359	4,632,164	6,217,373	10,849,537
Total	47,606,341	49,303,301	96,909,642	48,196,669	48,902,246	97,098,915	50,514,976	52,831,365	103,346,341

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		December 31,	December 31,	December 31,
		2024	2023	2022
Category	Products	US$	US$	US$
Class I	Eye drops bottle	1,540,486	1,904,140	2,583,231
	Oral medicine bottle	2,804,649	2,900,606	3,965,345
	Anal bag	3,528,487	1,527,406	837,328
	Other Class I	13,051,342	8,623,100	8,650,315
Subtotal-Class I		20,924,964	14,955,252	16,036,219
Class II	Masks	150,666	55,428	410,163
	Identification tape	13,627,229	11,386,775	12,262,269
	Disposable medical brush	9,836,287	8,808,084	8,337,650
	Gynecological inspection kits	8,122,799	7,453,735	7,571,089
	Surgical kit	2,583,310	3,327,658	4,830,930
	Medical brush	5,110,705	5,776,772	5,231,299
	Medical kit	1,667,447	2,614,953	4,066,663
	Other Class II	27,348,096	33,279,848	30,696,626
Subtotal-Class II		68,446,539	72,703,253	73,406,689
Class III	Electronic pump	145,123	225,510	142,828
	Anesthesia puncture kit	335,460	326,671	539,615
	Disposable infusion pump	130,059	176,061	280,081
	Infusion pump	112,523	304,978	367,652
	Electronic infusion pump	3,987	967	44,812
	Laparoscopic trocar	31,206	44,783	139,284
	Other Class III	965,002	1,389,081	1,539,624
Subtotal-Class III		1,723,360	2,468,051	3,053,896
Others		5,814,779	6,972,359	10,849,537
Total		96,909,642	97,098,915	103,346,341

For the years ended December 31, 2024, 2023 and 2022, revenues and assets within PRC contributed over 95.17% of the Company’s total revenues and assets.

Recent Accounting Pronouncements

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

On March 21, 2024, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2024-01 (“ASU 2024-01”), which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The Company is currently evaluating the impact of the adoption of ASU 2024-01 on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined balance sheets, statements of income and statements of cash flows.

3. Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$82,357,286	$80,955,803
Less: allowances for doubtful accounts	(2,969,406)	(1,928,486)
Total accounts receivable, net	79,387,880	79,027,317
Less: accounts receivable, net, related parties	(727,180)	(456,361)
Accounts receivable from third parties, net	$78,660,700	$78,570,956

For the years ended December 31, 2024, 2023 and 2022, provision for credit losses were $1,109,347, $1,933,661 and $nil.

Allowance for credit losses movement is as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$(1,928,486)	$-
Provision for credit loss	(1,109,347)	1,933,661
Foreign exchange translation	68,427	(5,175)
Ending balance	$(2,969,406)	$(1,928,486)

4. Prepayments and other assets

Prepayments and other current assets consist of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Others receivable	150,463	127,901
Long term receivable on land use right (1)	11,088,736	14,084,705
Prepaid for property (2)	9,589,961	11,267,764
Total	20,829,160	25,480,370
Less: non-current portion	(11,088,736)	(11,267,764)
Prepayments and other current assets	9,740,424	14,212,606

(1)	On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million and RMB 60 million, respectively, in 2018 and 2019 according to the agreement. As a result of COVID-19, the land use right had not been transferred to the Company as scheduled. Both parties agreed to cancel the transaction and the funds that were prepaid for land use right will be returned to the Company before December 31, 2027. As of December 31, 2024, the Company collected RMB 20 million ($2.74 million). The Company expects to recover the payment in instalments over the next three years.

(2)	On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million. As a result of COVID-19, the factory building had not been completed as scheduled. Both parties agreed to cancel the transaction and that the deposit for the building would be returned to the Company on or before December 31, 2025, with such deposit accumulating interest at an annual interest rate of 3.5%. For the year ended December 31, 2023, the Company collected principal of RMB5 million ($706,125) and interest of RMB2.5 million ($0.35 million). For the year ended December 31, 2024, the Company collected principle of RMB 10 million ($1.37 million) and interest of RMB 2.98 million ($0.41 million).

5. Inventories

Inventories consist of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Raw material	716,293	526,522
Work-in-process	4,472	2,376
Finished goods	631,367	1,048,211
Low-value consumables	57,507	40,116
Total	1,409,639	1,617,225

For the years ended December 31, 2024, 2023 and 2022, there were no writes-down of inventories.

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Buildings	9,085,838	9,334,723
Machinery and equipment	2,114,970	2,171,273
Motor vehicles	600,435	671,618
Electronic equipment	228,578	234,997
Office equipment	41,023	42,175
Inspection equipment	99,209	101,995
Construction in progress	-	134,578
Total	12,170,053	12,691,359
Less: accumulated depreciation	4,283,474	3,860,391
Property and equipment, net	7,886,579	8,830,968

Depreciation expense was $543,658, $408,233 and $541,265 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, the Company pledged buildings to secure bank borrowings to the Company as disclosed in Note 9.

7. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Land use rights*	711,412	4,222,682
Patents	27,400	28,170
Software	12,033	12,371
Trademarks	115,080	118,309
Total	865,925	4,381,532
Less: accumulated amortization	422,890	465,615
Intangible assets, net	443,035	3,915,917

*	As the Company no longer exercises control over Hainan Guoxie, the balance no longer includes $3,354,068 land use rights owned by Hainan Guoxie.

Amortization expense was $26,973, $62,149 and $22,196 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

2025	$15,271
2026	14,489
2027	14,228
2028	14,228
2029	14,228
Thereafter	370,591
$443,035

8. Investments

	Equity investments accounted for using the equity method(i)	Equity investments without readily determinable fair values (ii)	Total
	US$	US$	US$
Balance as of December 31, 2022	5,799,737	869,918	6,669,655
Disposal	-	(353,062)	(353,062)
Share of gain in equity method investee	4,832	-	4,832
Foreign exchange translation	(165,593)	(23,891)	(189,484)
Balance as of December 31, 2023	5,638,976	492,965	6,131,941
Additions	13,897,189	-	13,897,189
Transfer from the investment in subsidiary to equity investment	2,670,219	-	2,670,219
Share of gain in equity method investee	94,183	-	94,183
Foreign exchange translation	(390,525)	(13,467)	(403,992)
Balance as of December 31, 2024	21,910,042	479,498	22,389,540

(i)	Equity investments accounted for using equity method

On December 1, 2022, Huadong invested RMB 40 million into Zhongxiangxin, and obtained 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. For the years ended December 31, 2024, 2023 and 2022, the investment gain from Zhongxiangxin was $6,578, $4,832 and $290, respectively.

On February 26, 2024, the Company transferred its 45% equity interest in Hainan Guoxie from Kangfu to Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. During March 1, 2024 to December 31, 2024, the investment gain from Hainan Guoxie was $83,856.

On November 5, 2024, Huadong invested $13.7 million (RMB 100 million) into Jiangsu Guomai and obtained 40% ownership interest of Jiangsu Guomai with an equity method goodwill of $7.9 million (RMB57.6 million). Jiangsu Guomai manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. The difference between the carrying value of the equity interests in Jiangsu Guomai and the Group’s share of the carrying value of Jiangsu Guomai’s net assets is a basis difference, which was mainly allocated to amortizable land use right of $0.3 million (or RMB2.0 million) with a amortization period of 27 years, goodwill of $7.9 million (or RMB57.6 million) and deferred tax liabilities of $0.07 million (or RMB0.5 million) as of December 31, 2024. For the year ended December 31, 2024, the investment gain from Jiangsu Guomai was $3,749.

The Company summarizes the condensed financial information of the Group’s equity investments in Jiangsu Guomai under equity method as below:

	For the years ended December 31,
	2024	2023	2022
	US$	US$	US$

Revenue	10,794,434	9,141,200	7,128,205
Gross profit	1,284,680	1,421,801	960,094
Net income (loss)	113,092	333,760	18,660

	December 31, 2024	December 31, 2023
	US$	US$
Current assets	13,208,065	3,417,004
Non-current assets	7,980,514	7,888,311
Total assets	21,188,579	11,305,315

Current liabilities	7,036,173	6,616,673
Non-Current liabilities	-	-
Total liabilities	7,036,173	6,616,673

(ii)	Equity investments without readily determinable fair value

On March 3, 2011, Yada invested RMB 6 million into Yangzhou Juyuan Guarantee Co., Ltd. (“Juyuan”) and obtained 12% equity interest of Juyuan. Juyuan mainly provides financing guarantee services and relevant consulting services to customers. Juyuan has only one executive director and one supervisor. Neither the executive director nor supervisor is related to Yada. Therefore, Yada has neither control nor significant influence over Juyuan. For the Company’s passive and without significant influence or control equity investment in a private company which does not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of RMB 2.5 million ($353,062). The carrying value of the investment amounted to $479,498 as of December 31, 2024.

For the years ended December 31, 2024, 2023 and 2022, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

9. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of December 31, 2024 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.30%	2024/2/1	2025/1/31*	5,000,000	684,997
Bank of China	Huadong	2.42%	2024/3/11	2025/3/10*	5,000,000	684,997
Bank of Communications	Huadong	2.55%	2024/4/23	2025/4/23	9,000,000	1,232,995
Bank of Jiangsu	Huadong	2.60%	2024/12/23	2025/12/15	10,000,000	1,369,994
CITIC Bank	Huada	2.70%	2024/9/26	2025/9/25	5,000,000	684,997
CITIC Bank	Huada	2.70%	2024/9/30	2025/9/25	5,000,000	684,997
Industrial and Commercial Bank of China	Yada	3.45%	2024/2/22	2025/2/21*	9,000,000	1,232,995
Agricultural Bank of China	Yada	2.70%	2024/10/24	2025/10/23	10,000,000	1,369,994
Total					58,000,000	7,945,966

*	These loans were repaid upon maturity.

Short-term bank borrowings as of December 31, 2023 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.95%	2023/1/31	2024/1/29	5,000,000	704,235
Bank of China	Huadong	3.50%	2023/3/10	2024/3/9	10,000,000	1,408,471
Bank of Communications	Huadong	3.50%	2022/11/3	2024/4/25	5,000,000	704,235
Bank of Communications	Huadong	3.50%	2023/1/19	2024/5/25	4,000,000	563,389
Agricultural Bank of China	Huadong	3.15%	2023/4/21	2024/4/19	9,000,000	1,267,623
Industrial and Commercial Bank of China	Yada	3.45%	2023/2/17	2024/2/16	9,000,000	1,267,623
Agricultural Bank of China	Yada	3.15%	2023/12/20	2024/12/19	10,000,000	1,408,471
Total					52,000,000	7,324,047

Interest expense was $247,615, $250,781 and $191,198 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu, Kai Liu and its subsidiary Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Buildings, net	1,062,792	1,705,833
Land use right, net	-	90,832
Total	1,062,792	1,796,665

10. Right-of-use assets

The Group signed lease agreements to rent office space from Commercial Bank of China branch in Qionghai. The lease agreements will expire on September 30, 2026. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The lease was no long included in the Group’s consolidated financial statement due to the disposal of Hainan Guoxie on February 26, 2024.

Total lease expense for the years ended December 31, 2024, 2023 and 2022 amounted to $404, $676 and $nil, respectively.

11. Convertible loans

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $2.738 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 1,205,255 ordinary shares, at an exercise price of $2.9869 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. Gross proceeds amounted to approximately $5,580,000. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4,800,000.

Based on the valuation report performed by an independent valuation firm, the fair value of the convertible notes upon issuance was determined to be of $4,985,000. The remaining $595,000 was allocated to the fair value of warrants, which was included in the Company’s equity. The Company has elected to recognize the convertible notes at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible notes were valued using the binomial tree model.

The assumptions used to value the convertible notes were as follows:

For the year ended December 31, 2024
Time to maturity	0.50 year -1.00 year
Historical volatility of the company’s share prices	54.3%-71%
Risk-free interest rate	4.78%-5.33%
Discount rate	5.48%-6.15%

For the year ended December 31, 2024, due to change in fair value of the convertible loans, the Company recognized unrealized loss of $678,297 in other (income) expense.

The convertible debt was fully converted into 7,964,468 ordinary shares (refer to Note 14) of the Company during the year ended December 31, 2024.

12. Taxes Payable

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
VAT payable	381,502	353,887
Income tax payable	787,848	672,245
Other tax payable	73,777	55,999
Total	1,243,127	1,082,131

13. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Kang Fu is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2024, 2023 and 2022.

PRC

Provisions for income tax are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
Provisions for current income tax	3,431,459	3,828,207	4,713,543
Deferred income tax benefit	(642,635)	(370,474)	-
Total	2,788,824	3,457,733	4,713,543

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2024, 2023 and 2022, respectively:

	2024	2023	2022
	US$	US$	US$
Income before income tax provision	13,626,131	15,048,773	18,129,648
Tax at the PRC EIT tax rates	3,406,532	3,762,193	4,532,412
Effect of preferential tax	(574,656)	(554,322)	(774,299)
Change in valuation allowance	335,175	487,037	37,169
Tax effect of non-deductible expenses	485,798	451,154	1,660,869
Tax effect of R&D expenses additional deduction*	(864,025)	(688,329)	(742,608)
Income tax expense	2,788,824	3,457,733	4,713,543

*	According to PRC tax regulations, an additional of 100% of current year R&D expenses may be deducted from tax income.

Under the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

Huadong was granted a High and New Technology Enterprise (“HNTE”) certificate and received a preferential tax rate of 15% for a three-year validity period from November 30, 2016 and the HNTE certificate was renewed on December 22, 2022 with a three-year validity period. Thus, Huadong will remain eligible for a 15% preferential tax rate through December 31, 2025.

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

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Huada, Yada and Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Huada, Yada and Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2024, the Company has determined that the undistributed earnings in Huada, Yada and Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

14. Shareholders’ Equity

Ordinary Shares

As of December 31, 2024 and December 31, 2023, 31,904,468 and 23,940,000 ordinary shares were issued and outstanding, respectively. As of December 31, 2024 and December 31, 2023, nil preferred shares were issued and outstanding.

Completion of IPO

On February 18, 2022, the Company closed initial public offering (“IPO”) of 3,940,000 Ordinary Shares, par value US$0.0005 per share at a public offering price of $10.00 per share, and the Ordinary Shares started to trade on the Nasdaq Global Market under the ticker symbol “MHUA” on February 16, 2022. The Company sold 3,600,000 shares pursuant to our underwriters’ firm commitment, together with an additional 340,000 shares sold pursuant to the underwriters’ partial exercise of their over-allotment option.

Conversion of convertible loans

For the year ended December 31, 2024, the Company issued 7,964,468 ordinary shares upon the conversion of $6,000,000 of convertible debt with conversion prices ranging from $0.62 to $0.89 per share.

Warrants

As of December 31, 2024, there were 1,205,254 warrants outstanding and exercisable, exercise price of $2.9869 per share, which was related to warrants issued in connection of the Company’s convertible loans with fair value of $595,000. No warrants have been exercised for the year ended December 31, 2024.

The warrants were valued using the Black-Scholes model. The assumptions used to value the warrants were as follows:

As of issue date (Jan 2, 2024)
Share price	$1.4
Exercise price	$2.9869
Interest rate	3.93%
Time to maturity	5 years
Volatility	59%

A summary of warrants activity for the December 31, 2024 was as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average life	Expiration dates
		US$ per share	Years
Balance of warrants outstanding as of December 31, 2023	-	-	-	-
- warrants issued in connection with the convertible loans	1,205,254	2.9869	4	January 2, 2029
Balance of warrants outstanding and exercisable as of December 31, 2024	1,205,254	2.9869	4

Treasury Shares

For the year ended December 31, 2024, the Company repurchased an aggregate of 80,097 ordinary shares with total repurchase cost of $200,000, which was recorded as treasury shares. As of December 31, 2024, all these shares were held in an escrow account as reserve solely for potential future re-issuance.

15. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2024 and 2023, the Company did not have a discretionary surplus reserve. As of December 31, 2024, all of the Company’s PRC subsidiaries reserves had reached 50% of their registered capital threshold and, as a result, the Company stopped being required to allocate after-tax profits to this reserve.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $16,238,283 and $15,985,627 as of December 31, 2024 and 2023, respectively.

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

16. Related Party Transactions and Balances

(1)	Related Parties:

Name of related parties	Relationship with the Company
Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. ( “Zhongxiangxin”)	An entity method investee
Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”)	An entity method investee
Jiangsu Guomai Medical Equipment Co., Ltd (“Jiangsu Guomai”)	An entity method investee
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company
Li Jun	Director of Hainan Guoxie
Liu Fang	Daughter of Yongjun Liu, Chairman and shareholder of the Company

(2)	Accounts receivable from a related party

	For the Year Ended December 31,
Name of related party	2024	2023	2022
Yangzhou Meihua Import and Export Co., Ltd.	$727,180	$456,361	$-

For the year ended December 31, 2024, the Group sold manufactured products to Yangzhou Meihua Import and Export Co., Ltd. The balance as of December 31, 2024 was still outstanding as of the date of this report.

(3)	Due from related parties

Due from a related party-current	For the Year Ended December 31,
Name of related party	2024	2023	2022
Li Jun	$-	$21,127	$-
Zhongxiangxin	6,854,443	-	-
Hainan Guoxie	10,190,726	-	-
Total	$17,045,169	$21,127	$-

For the year ended December 31, 2024, the Group advanced $6,849,972 (RMB50 million) to Zhongxiangxin with a fixed interest rate of 2.35%. As of December 31, 2024, principle and interests amounted to $6,854,443. The loan was fully collected in March 20, 2025.

For the year ended December 31, 2024, the Company advanced $10,190,726 to Hainan Guoxie. The advance is interest-free and will be converted into a capital injection in Hainan Guoxie.

(4)	Deposits to a related party -noncurrent

	For the Year Ended December 31,
Name of related party	2024	2023	2022
Liu Fang	$-	$9,155,059	$-

On December 19, 2023, Huadong signed a letter of intent with Ms. Liu Fang who is related party to purchase 40% equity interest of Jiangsu Guomai. The Company prepaid $9.2 million in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Jiangsu Guomai was pledged to Huadong. The transaction has been completed in November 2024, Huadong paid $13.7 million (RMB 100 million) to Ms. Liu Fang.

(5)	Related Party Sales

The Company sells products to its related parties and the sales amount from related parties for 2024, 2023 and 2022 are as follows:

	For the Year Ended December 31,
Name of related party	2024	2023	2022
Yangzhou Meihua Import and Export Co., Ltd.	$768,553	$416,441	$18,780
Shanghai Xinya Pharmaceutical Hanjiang Co., Ltd.	-	-	10,416
Total	$768,553	$416,441	$29,196

17.	Commitments And Contingencies

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2024, based on the current progress of the legal proceeding, the amount of assets frozen by the court, and the professional assessment of the  legal proceeding's final outcome by the lawyers, the accrued contingency liability related to the legal proceeding unresolved amounted to $1,328,895. The Company is vigorously defending the claims and Mr. Yongjun Liu, our Chairman and shareholder, provided personal guarantee on any losses might incur for such pending lawsuit.

18.	Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the date the consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

Bank borrowing

As the date these consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $7,534,969 (RMB55 million) with interest rates ranging from 2.40%-2.65% and has bank loan repayment of $5,068,979 (RMB 37 million).

New bank borrowing

Subsequent new bank borrowings consisted of the following:

Lender	Company	Rate	Issuance Date	Collateral/ Security	Amount-RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	2.46%	1/14/2025	Yada, Yongjun Liu	10,000,000	1,369,994
Zheshang Bank of China	Huada	2.50%	1/23/2025	Yongjun Liu, Yin Liu	5,000,000	684,997
Bank of Communications	Huada	2.60%	3/20/2025	Yongjun Liu, Yin Liu	8,000,000	1,095,996
Bank of Communications	Huadong	2.65%	1/14/2025	N/A	9,000,000	1,232,995
Bank of Communications	Huadong	2.65%	3/26/2025	N/A	9,000,000	1,232,995
Bank of China	Huadong	2.40%	3/5/2025	Yongjun Liu, Yin Liu	5,000,000	684,997
Agricultural Bank of China	Huadong	2.40%	1/10/2024	Yongjun Liu, Yin Liu	9,000,000	1,232,995
Total					55,000,000	7,534,969

Repayment

Subsequent repayments on bank borrowings consisted of the following:

Lender	Company	Rate	Repayment Date	Collateral/Security	Amount-RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.30%	1/14/2025	Yada, Yongjun Liu	5,000,000	684,997
Bank of Communications	Huadong	2.55%	1/14/2025	N/A	9,000,000	1,232,995
Bank of Communications	Huadong	2.65%	3/26/2025	N/A	9,000,000	1,232,995
Bank of China	Huadong	2.40%	3/3/2025	Yongjun Liu, Yin Liu	5,000,000	684,997
Industrial and Commercial Bank of China	Yada	3.45%	2/21/2025	Properties of Yada	9,000,000	1,232,995
Total					37,000,000	5,068,979