Form 20-F
period 2025-12-31
Meihua International Medical Technologies Co., Ltd.
filed 2026-04-29
CIK 1835615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Leyi Lee, Chief Executive Officer

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

Tel: +86-0514 - 89800199

leeceo@meihuamed.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Share, $0.05 par value	MHUAF	OTC Markets

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): 697,914 shares of class A ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended December 31, 2025

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report on Form 20-F (the “Annual Report”) only, references in this Annual Report to:

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and only when this Annual Report refers to specific laws and regulations adopted by the PRC and the discretion of China governmental authorities, reference to “China” or the “PRC” excludes Taiwan and the special administrative regions of Hong Kong and Macau;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company,” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”) and Hainan Ruiying Technology Co. Ltd. (“Hainan Ruiying”), Meihua Future Manufacturing Limited (“Meihua Future”)

●	“Kang Fu International Medical” refers to Kang Fu International Medical Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meihua International;

●	“Yangzhou Huada” refers to Yangzhou Huada Medical Device Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Kang Fu International Medical;

●	“Jiangsu Yada” refers to Jiangsu Yada Technology Group Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Yangzhou Huada;

●	“Jiangsu Huadong” refers to Jiangsu Huadong Medical Device Industrial Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Jiangsu Yada;

●	“Hainan Guoxie” refers to Hainan Guoxie Technology Group Co. Ltd, a limited liability company organized under the laws of China;

●	“Hainan Ruiying” refers to Hainan Ruiying Technology Co. Ltd., a limited liability company organized under the laws of China, which is 51% owned by Jiangsu Huadong;

●	“Meihua Future” refers to Meihua Future Manufacturing Limited, a limited liability company organized under the laws of New York, which is 100% owned by Meihua International;

●	“Ordinary Shares” or “Shares” refer to the Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.0005 per share before the Company implemented the dual-class share structure in November 2025; “Class A Ordinary Shares” refer to the Class A Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.05 per share; “Class B Ordinary Shares” refer to the Class B Ordinary Shares of Meihua International Medical Technologies Co., Ltd., par value $0.05 per share

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“HKD” refers to the official currency of Hong Kong;

●	“GMV” refers to the total value of all orders shipped for products sold under our sales model, net of returns;

●	“medical professionals” refer to doctors, pharmacists and medical assistants;

●	“SKU,” refers to stock keeping unit; and

●	“Websites” refers to our websites at http://meihuamed.com and http://ir.meihuamed.com.

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

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products or new technology, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes including tariffs, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under “Item 3. Key information-D. Risk Factors” and elsewhere in this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

In this Annual Report, “Meihua,” refers to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, and depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Meihua International” refer to Meihua International Medical Technologies Co., Ltd., 美华国际医疗科技有限公司, a Cayman Islands company, its subsidiaries, Kang Fu International Medical Co., Limited (“Kang Fu International Medical”), Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”), Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Yada”), Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Huadong”), Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”), and Meihua Future Manufacturing Limited (“Meihua Future”)

Our Holding Company Structure

Meihua is a holding company which was incorporated under the laws of Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 93,000 shares in Kang Fu International Medical from Ace Capital Limited and 45,000 shares in Kang Fu International Medical from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 414,000 shares (69% of the outstanding shares) from Yongjun Liu and 186,000 shares (31% of the outstanding shares) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 159,350 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to Bright Accomplish Limited, a holding company for which they are the sole shareholders, on December 21, 2020.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400. Yangzhou Huada manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Hainan Ruiying Technology Co., Ltd., or Hainan Ruiyin: a subsidiary of which 51% of registered capital (subscribed but unpaid registered capital) is owned by Jiangsu Huadong, was established in Qionhai City, Hainan Province, China on October 25, 2023, with registered capital of RMB10,000,000, for purposes of serving as a trading and import-export company with a focus on facilitating the introduction of new medical technology, devices and equipment.

●	Meihua Future Manufacturing Limited or Meihua Future: a subsidiary of which 100% of registered capital is owned by Meihua International, was established in State of New York on July 31, 2025, with registered capital of $5,000, for purposes of serving as software service company with a focus on providing the Software as a Service (“SaaS”) development service.

Meihua owns 100% of Kang Fu International and 100% of Meihua Future. Kang Fu International Medical owns 100% of Yangzhou Huada e. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong. Jiangsu Huadong, in turn, owns 51% of the equity interests of Hainan Ruiying. The following diagram illustrates the Company’s corporate structure as of the date of this Annual Report, including Meihua’s principal subsidiary and their respective principal subsidiaries.

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

3.	In the reporting periods presented in this Annual Report, cash and other asset transfers occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2025 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Meihua Future (United States)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(1,350,000)	$-	$1,350,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$-	$(1,000,000)	$1,000,000
Cash transferred from PRC subsidiaries to Kang Fu International Medical (3)	$-	$-	$311,129	$(311,129)
Cash transferred from Meihua to Meihua Future (4)	$(16,520,000)	$16,520,000	$-	$-

(1)	Meihua transferred $1,350,000 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries for capital contribution purposes.
(3)	PRC subsidiaries transferred $311,129 to Kang Fu International Medical as a loan to cover working capital.
(4)	Meihua transferred $16,520,000 to Meihua Future as a loan to cover working capital.

	For the year ended December 31, 2024 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(5,700,000)	$5,700,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$(5,000,000)	$5,000,000

(1)	Meihua transferred $5,700,000 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical contributed $5,000,000 to PRC subsidiaries for capital contribution purposes.

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a loan to cover working capital.
(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries for capital contribution purposes.

4.	No dividends or distributions of a subsidiary have been made to the Company for the years ended December 31, 2025, 2024, and 2023. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the near future.

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

See “- D. Risk Factors - Risks Related to Doing Business in China - Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” And “- PRC’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.”

The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “- D. Risk Factors - Risks Related to Our Business and Industry - If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside of China and, as a result, cause the value of such securities to significantly decline or be worthless.”; and “- Uncertainties with respect to the PRC legal system could adversely affect us.”

In addition, our Ordinary Shares may be delisted from Nasdaq or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor has been inspected by the PCAOB on a regular basis and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, the Nasdaq Stock Market may determine to delist our Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduces the number of consecutive non-inspection years required for triggering the listing and trading prohibitions from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. Our auditor, Li CPA LLC, is headquartered in Aurora, Colorado with its office at STE 2-1001, 2821 South Parker Road, Aurora, Colorado 80014, and has been inspected by the PCAOB on a regular basis. See “- D. Risk Factors - Risks Related to Doing Business in China - Although the audit report included in this Annual Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.”

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

However, if we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations. See “- D. Risk Factors - Risks Related to Our Business and Industry - If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations.”

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

As of the date of this Annual Report, we believe that we and our PRC subsidiaries, (1) are not required to obtain permissions from any PRC authorities to operate or issue our Class A Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to continue to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Potential Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Pursuant to the New Overseas Listing Rules, (i) in connection with our previous issuance of securities to foreign investors prior to the New Overseas Listing Rules, neither we, nor our PRC subsidiaries are required to obtain any permissions or approvals from the CSRC, (ii) we are required and we duly made the filing in connection with our previous issuance of securities which closed on January 2, 2024; and (iii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

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

Maples and Calder (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that it is uncertain whether the courts of the Cayman Islands will:

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

Zhejiang Taihang Law Firm (“Zhejiang Taihang”), our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Zhejiang Taihang has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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

In addition, all the operational risks associated with being based in and having operations in mainland China as discussed in this “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry” also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China,” the laws, regulations and discretion of mainland China governmental authorities discussed in this Annual Report are expected to apply to mainland China entities and businesses only, rather than entities or businesses in the Hong Kong Special Administrative Region or Macau which operate under a different set of laws from mainland China.

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

The Company closed its initial public offering (the “IPO”) of its ordinary shares on February 18, 2022, through which the Company raised $39.4 million through the sale of 39,400 Ordinary Shares at a purchase price of $1,000 per share. During the roadshow leading up to the IPO, a Hong Kong investment company named Tai He International Group Limited (“Tai He”) was referred to the Company by Shengang Securities Company Limited (“Shengang”), the Company’s co-underwriter based in the People’s Republic of China (“PRC”). Tai He, through negotiations with Shengang, asserted that it would participate in the IPO as an investor. As a development stage PRC medical device company, the Company’s management had no experience in the U.S. capital markets and relied on its investment bankers and underwriters in providing guidance and advice concerning its U.S. public offering. Accordingly, the Company was unaware of the actual motives of Tai He. Based on the Company’s trust in Shengang and given the circumstances that the Company was unable to make further verification, the Company hastily entered into a series of agreements with Tai He (the “Tai He Agreements”).

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

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the medical device industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Class A Ordinary Shares could decline.

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

For the fiscal year of 2025 and as of the date of this Annual Report, we are not aware of any material investigations, prosecutions, disputes, claims or other proceedings relating to quality or quality control issues, nor has the Company received any notices of, been punished for, nor can we foresee any punishment being made by any related government authorities of the PRC as of the date of this Annual Report.

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

Maintaining existing customers and developing new customers are always essential to our success. Although we are not heavily dependent on one or two customers, we are still dependent on our top customers. For the year ended December 31, 2025, no customer accounted for approximately 10% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for approximately 12.77% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for approximately 16.84% of the Company’s total revenues.

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

We sell our products through our direct sales force and distribution channel. As of the date of this Annual Report, we have 81 employees in our sales department and 5,385 independent sales agents, 4,409 distributors for domestic sales and 403 exporting distributors for overseas sales. Each of the aforementioned 403 exporting distributors may sell medical devices to at least three overseas customers. We have also established a cooperative network with more than 573 hospitals through our direct sales network. For the years ended December 31, 2025, 2024 and 2023, our direct sales force on disposable medical devices sales contributed 9.42%, 6.98% and 8.32%, respectively, to our revenues, and distributors on disposable medical devices sales contributed 87.96%, 93.02% and 91.68%, respectively, to our revenues. The rest of revenue was contributed by our newly introduced SaaS development service team in fiscal 2025.

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

We sell our own brand of products and the products of other brands. For the fiscal year ended December 31, 2025, 2024 and 2023, we recognized total revenues of $61,791,957, $96,909,642 and $97,098,915, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, sales of Class I, II, III disposable medical devices under our own brands accounted for 44.15%, 49.12% and 49.64%, respectively, and the resales of sourced disposable medical devices from other manufacturers accounted for 53.23%, 50.88% and 50.36%, respectively. The SaaS service and development revenues accounted for 2.62%, nil and nil of our total revenue, respectively.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2025, 2024 and 2023, our accounts receivable balance amounted to $84,325,038, $78,660,700 and $78,570,956, respectively. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

If we fail to manage our inventory effectively, our operations and financial condition may be materially and adversely affected.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. As of December 31, 2025, 2024 and 2023, our inventory balance amounted to $1,704,309, $1,409,639 and $1,617,225, respectively.

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

We sell disposable medical devices internationally. For the fiscal years ended December 31, 2025, 2024 and 2023, our international sales accounted for 0.04%, 0.04% and 0.50%, respectively, of our revenues. Although we take measures to minimize risks inherent to our international sales, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign sales or otherwise disrupt our business:

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

Our success partly depends upon the retention of our professional technology research and development talents (“R&D Talents”). As a high-tech enterprise in the medical device industry, we have a professional R&D Talents team comprised of 69 employees as of the date of this Annual Report, who have expertise in polymer materials, medicine, molds, and mechanical automation and possess high-level professional technology expertise and profound industry experience. Among those R&D Talents, 8 have master’s degrees, 7 have bachelor’s degrees and 11 have associate’s degrees. There can be no assurance that our existing R&D Talents will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain new R&D Talents to carry out our strategy. The loss of one or more of our R&D Talents, or the failure to attract and retain additional R&D Talents, could have a material adverse effect on our business, financial condition and results of operations.

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

Cayman Islands economic substance requirements may impact the Company or its operations

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activites, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located in mainland China. All of our current business operations are conducted in mainland China.

In addition, a majority of our current officers and directors, including Ailiang Wang, Leyi Lee, Chongbo Gao, Shilong Liao and Wenzhang Jia, are nationals and residents of the PRC. Substantially all of the assets of these persons are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Related to Doing Business in China

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

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

Although the audit report included in this Annual Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this Annual Report for our 2024 and 2023 fiscal year was issued by Kreit & Chiu CPA LLP (“KC”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. The audit report included in this Annual Report for our 2025 fiscal year was issued by Li CPA LLC (“Li CPA”), a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, both Li CPA and KC are required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor at any time in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

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

If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

Risks Related to Our Class A Ordinary Shares

Our securities are currently suspended from trading on Nasdaq and are subject to a pending delisting determination, and if our appeal is unsuccessful our Class A Ordinary Shares will remain delisted.

On December 2, 2025, we received a Staff Determination from The Nasdaq Stock Market LLC notifying us that we had not regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement, and that we also no longer satisfied Listing Rule 5550(a)(4), the minimum publicly held shares requirement. As a result, Nasdaq determined that our securities would be delisted from The Nasdaq Capital Market. We timely requested a hearing before a Nasdaq Hearings Panel to appeal the Staff’s determination. However, pursuant to Nasdaq Listing Rule 5815(a)(1)(B)(ii), a timely request for a hearing in connection with a failure to regain compliance during a second 180-day bid price compliance period does not stay the suspension of trading. Accordingly, trading in our Class A Ordinary Shares has been suspended pending the outcome of the appeal. The Nasdaq Hearings Panel held a hearing on January 27, 2026, and determined to deny the Company’s request to continue its listing on the Nasdaq on February 24, 2026. On March 5, 2026, the Company timely appealed to the Office of Appeals and Review, requesting that the Nasdaq Listing and Hearing Review Council (the “Listing Council”) review the Hearings Panel’s decision. The Company is currently awaiting the decision from the Listing Council.

There can be no assurance that the Listing Council will grant us continued listing or provide additional time to regain compliance. If our appeal is unsuccessful, our Class A Ordinary Shares will be delisted from Nasdaq, and we would expect our securities to be quoted on the OTC Markets or another over-the-counter marketplace.

If our securities are delisted:

●	liquidity of our Class A Ordinary Shares would likely decline significantly;

●	the market price of our securities may become more volatile;

●	institutional investor interest may decrease;

●	analyst coverage may be reduced or eliminated; and

●	our ability to access the capital markets in the future could be materially adversely affected.

●	In addition, securities traded on the OTC Markets are often subject to lower trading volumes and wider bid-ask spreads, and may be subject to the SEC’s “penny stock” rules, which could further reduce trading activity.

●	If we are unable to regain compliance with Nasdaq’s listing standards or are otherwise unable to relist on Nasdaq or another national securities exchange in the future, the market value of our securities could decline materially and investors may lose all or part of their investment.

Our Class A Ordinary Shares Trade on the OTC Markets, Which May Limit Liquidity and Increase Price Volatility

Our Class A Ordinary Shares are currently quoted on the OTC markets rather than listed on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market. Trading in securities on the OTC markets is often less liquid and more volatile than trading on a national securities exchange, and the OTC markets may be subject to less regulatory oversight and transparency. As a result, investors may find it more difficult to buy or sell our Class A Ordinary Shares at a favorable price or in desired quantities. The trading volume for our Class A Ordinary Shares on the OTC markets has historically been, and may continue to be, lower than that of companies listed on national securities exchanges, which could result in wider bid-ask spreads and may limit our ability to raise capital through equity offerings on acceptable terms.

In addition, many institutional investors are subject to internal investment policies or regulations that restrict or prohibit investments in securities that are not listed on a national securities exchange. Our OTC market status may therefore limit the universe of potential investors in our Class A Ordinary Shares, which could adversely affect the trading price and liquidity of our Class A Ordinary Shares. We cannot assure you that we will successfully apply for or maintain a listing on any national securities exchange or that any such application would be approved. The failure to obtain or maintain a listing on a national securities exchange could have a material adverse effect on the trading price, liquidity, and marketability of our Class A Ordinary Shares.

The market price for our Class A Ordinary Shares may be volatile.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers, or our industry;

●	conditions in the medical supplies business and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other medical supplies businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Raising additional capital and the sale of additional Class A Ordinary Shares or other equity securities could result in dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We may require additional cash resources due to certain future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility in addition to or outside of the Convertible Note and Warrant offering. Such sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Furthermore, the issuance of additional securities by us, whether equity or debt, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

Future sales of our Class A Ordinary Shares, whether by us or our shareholders, could cause our share price to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Class A Ordinary Shares on the public market, the trading price of Class A Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell Class A Ordinary Shares could also depress the market price of our Class A Ordinary Shares. A decline in the price of our Class A Ordinary Shares might impede our ability to raise capital through the issuance of additional Class A Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional Class A Ordinary Shares or securities convertible into or exercisable for Class A Ordinary Shares, or the perception that we will issue such securities, could reduce the trading price for our Class A Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

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

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our Class A Ordinary Shares could be greatly reduced or rendered worthless.

Securities analysts may not cover our Class A Ordinary Shares and this may have a negative impact on the market price of our Class A Ordinary Shares.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A Ordinary Shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A Ordinary Shares, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. Shares issuable upon conversion of the convertible notes and exercise of the warrants could cause substantial dilution to our existing shareholders and cause the price of our Class A Ordinary Shares to decline. In addition, none of the shares held by our officers and directors are subject to lock-up agreements and may, from time to time, be eligible for sale into the public upon presentation of an appropriate and acceptable legal opinion to our transfer agent. As such, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. Any such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

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

Our directors and officers collectively control approximately 50.0% of the total voting power of our outstanding Class A Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance requirements. As of the date of this Annual Report, we have elected to follow our Cayman Islands practices in lieu of the requirements under Nasdaq 5600 Series pursuant to Rule 5615(a)(3) of the Nasdaq Global Market corporate governance requirements, which, among others, includes the requirements for (i) holding annual general meetings, (ii) holding elections of directors, and (iii) the requirement to obtain shareholder approval in connection with the issuance of in excess of 20% of the Class A Ordinary Shares by the Company with voting power in excess of 20% of the voting power outstanding. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to us as a foreign private issuer. In such case, we would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Global Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not presently incur as a foreign private issuer listed on a U.S. securities exchange.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Meihua is a holding company incorporated under the laws of the Cayman Islands on November 10, 2020 by our shareholder Yongjun Liu. Meihua’s direct subsidiary is Kang Fu International Medical, a Hong Kong company. Kang Fu International Medical was incorporated on October 13, 2015 by four shareholders, Yongjun Liu, Yin Liu, Ace Capital Limited and King Tai International Holding Limited. On November 22, 2019, Yongjun Liu acquired 93,000 shares from Ace Capital Limited and 450,00 shares from King Tai International Holding Limited, respectively. Upon consummation of such share transfer, Yongjun Liu and Yin Liu constituted all of the shareholders of Kang Fu International Medical, holding 100% shares of Kang Fu International Medical. On December 21, 2020, Meihua in turn acquired 414,000 shares (or 69%) from Yongjun Liu and 186,000 shares (or 31%) from Yin Liu, respectively, resulting in Kang Fu International Medical becoming Meihua’s wholly owned subsidiary. In exchange for the acquisition on Kang Fu, Meihua issued a total of 159,350 Ordinary Shares to Mr. and Mrs. Liu, who in turn transferred their shares to their wholly-owned holding company, Bright Accomplish Limited, on December 21, 2020.

Meihua is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries located in mainland China. Meihua operates its business through its indirect subsidiaries in China. Below is a list of Meihua’s operating subsidiaries in China:

●	Yangzhou Huada Medical Device Co., Ltd., or Yangzhou Huada: a subsidiary wholly owned by Kang Fu International Medical and established in Yangzhou, Jiangsu Province, PRC on December 24, 2001 with a registered capital of $602,400, which manufactures and sells Class I disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic customers. Specifically, Yangzhou Huada mainly focuses on the manufacturing, sales and distributions of non-bottled products, such as brushes, ID bracelets for domestic sales.

●	Jiangsu Yada Technology Group Co., Ltd., or Jiangsu Yada: a subsidiary wholly owned by Yangzhou Huada and established in Yangzhou, Jiangsu Province, PRC on December 5, 1991 with a registered capital of RMB51,390,000, which manufactures and sells Class I and Class II disposable medical devices under our own brands, and distributes Class I and Class II disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Yada mainly focuses on overseas sales.

●	Jiangsu Huadong Medical Device Industrial Co., Ltd., or Jiangsu Huadong: a subsidiary wholly owned by Jiangsu Yada and established in Yangzhou, Jiangsu Province, PRC on November 18, 2000 with a registered capital of RMB50,000,000, which manufactures and sells Class I, II and III disposable medical devices under our own brands, and distributes Class I, II and III disposable medical devices sourced from other manufacturers, to our domestic and overseas customers. Specifically, Jiangsu Huadong mainly focuses on the manufacturing, sales and distributions of polyethylene bottled products, such as eye drop bottles and tablet bottles.

●	Hainan Ruiying Technology Co., Ltd., or Hainan Ruiyin: a subsidiary of which 51% of registered capital (subscribed but unpaid registered capital) is onwed by Jiangsu Huadong and established in Qionhai City, Hainan Province, China on October 25, 2023, with registered capital of RMB10,000,000, for purposes of serving as a trading and import-export company with a focus on facilitating the introduction of new medical technology, devices and equipment.

●	Meihua Future Manufacturing Limited or Meihua Future: a subsidiary of which 100% of registered capital is owned by Meihua International, was established in the State of New York on July31, 2025, with registered capital of $5,000, for purposes of serving as software service company with a focus on facilitating the SaaS development service.

Meihua owns 100% of Kang Fu International Medical and 100% of Meihua Future. Kang Fu International Medical owns 100% of Yangzhou Huada. Yangzhou Huada owns 100% of Jiangsu Yada. Jiangsu Yada, in turn, owns 100% of Jiangsu Huadong.

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

3.	In the reporting periods presented in this Annual Report, cash and other asset transfers occurred among the Company and its subsidiaries are as summarized as below:

	For the year ended December 31, 2025 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Meihua Future (United States)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(1,350,000)	$-	$1,350,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries (2)	$-	$-	$(1,000,000)	$1,000,000
Cash transferred from PRC subsidiaries to Kang Fu International Medical (3)	$-	$-	$311,129	$(311,129)
Cash transferred from Meihua to Meihua Future (4)	$(16,520,000)	$16,520,000	$-	$-

(1)	Meihua transferred $1,350,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical transferred $1,000,000 to PRC subsidiaries as a capital contribution.
(3)	PRC subsidiaries transferred $311,129 to Kang Fu International Medical as a working capital loan.
(4)	Meihua transferred $16,520,000 to Meihua Future as a working capital loan.

	For the year ended December 31, 2024 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(5,700,000)	$5,700,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries	$-	$(5,000,000)	$5,000,000

(1)	Meihua transferred $5,700,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical contributed $5,000,000 to PRC subsidiaries as a capital contribution.

	For the year ended December 31, 2023 (in US$)
Inter-company cash transfers:	Meihua (Cayman)	Kang Fu International Medical (HK)	PRC subsidiaries
Cash transferred from Meihua to Kang Fu International Medical (1)	$(2,500,000)	$2,500,000	$-
Cash transferred from Kang Fu International Medical to PRC subsidiaries	$-	$(1,000,000)	$1,000,000

(1)	Meihua transferred $2,500,000 to Kang Fu International Medical as a working capital loan.
(2)	Kang Fu International Medical contributed $1,000,000 to PRC subsidiaries as a capital contribution.

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

Recent Developments

Reverse Share Split

On November 24, 2025, the Company effectuated a reverse share split of its outstanding ordinary shares, par value of $0.0005 per share, at a ratio of 1-for-100, and implemented its dual-class share structure. Following the reverse share split, the Company’s class A ordinary shares have a new par value of $0.05 per share with the new CUSIP number, G5966G116.

Nasdaq Compliance Deficiency

On December 3, 2024, the Company received a notification from The Nasdaq Stock Market LLC (“Nasdaq”) that its Class A ordinary shares had traded below the minimum bid price for 30 consecutive business days. The Company was granted an initial 180-day compliance period and, after transferring to the Nasdaq Capital Market, an additional compliance period through December 1, 2025. The Company did not regain compliance within the prescribed timeframe.

On December 2, 2025, Nasdaq staff determined to delist the Company’s securities, and trading on Nasdaq was suspended on December 9, 2025. The Company’s shares subsequently began trading on the OTC Marketplace under the symbol “MHUAF.” Following a hearing on January 27, 2026, the Nasdaq Hearings Panel denied the Company’s request for continued listing on February 24, 2026. The Company requested further appeal on March 2, 2026; and submit appeal documents on April 9, 2026; however, there can be no assurance that such review will be successful or that the Company will regain a Nasdaq listing.

Private Placement

On January 2, 2025, the Company entered into an amendment to its previously disclosed securities purchase agreement dated December 27, 2023 with Anson Investments Master Fund LP and Anson East Master Fund LP. Pursuant to the amendment, the parties agreed that no additional closings would occur under the agreement following the previously completed $6.0 million financing on January 2, 2024.

On October 8, 2025, the Company entered into a securities purchase agreement with certain non-U.S. investors pursuant to Regulation S, providing for the issuance of up to 40,000,000 Ordinary Shares at a purchase price of $0.38 per share for aggregate gross proceeds of up to $15.2 million. The offering was completed in multiple closings, with the majority of shares issued in October 2025 and the remaining shares issued in January 2026.

On December 5, 2025, the Company entered into an additional Regulation S private placement with certain non-U.S. investors for the issuance of up to 120,000 Class A ordinary shares at a purchase price of $11.00 per share, for aggregate gross proceeds of approximately $1.32 million. This offering closed on December 15, 2025.

Changes in Directors and Executive Officers

On August 15, 2025, Xin Wang resigned as Chief Executive Officer and as a director, and Lianzhang Zhao resigned as Chief Financial Officer. On the same date, Huijuan Zhao resigned as a director. The Company appointed Leyi Lee as Chief Executive Officer and a director, Shilong Liao as Chief Financial Officer, and Anna Colin as an independent director.

Subsequently, on September 30, 2025, Yongjun Liu resigned as Chairman of the Board, and Xiaoming E resigned as an independent director and from all board committee positions. The Company appointed Ailiang Wang as Chairwoman of the Board and Chongbo Gao as an independent director.

Hainan Industrial Park Development

The Company has started construction of a comprehensive industrial park in Boao Hope City within the Hainan Free Trade Port in the PRC to support our manufacturing and business expansion. The project is expected to benefit from certain government incentives applicable to encouraged industries, including preferential tax policies and tariff exemptions, although the availability and application of such policies are subject to applicable laws and regulations.

The industrial park is planned to cover approximately 516,000 square feet and will be developed in phases. We intend to lease portions of the facilities to third-party medical-related enterprises. We may also supply medical consumables to tenants within the park. There can be no assurance that the project will be completed as planned or that it will achieve the expected benefits.

In March 2026, Hainan Guoxie secured three tenants and leased certain properties within the industrial park. The leases will commence in July 2026 and have a five-year term.

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

B. Business Overview

Overview

Meihua International is a Cayman Islands exempted company incorporated on November 10, 2020. Kang Fu International is our wholly owned subsidiary formed in Hong Kong on October 13, 2015. We operate our business through our operating subsidiaries, namely 1) Yangzhou Huada, a wholly foreign owned subsidiary of Kang Fu International Medical, formed on December 24, 2001, located in Yangzhou, Jiangsu Province, PRC; 2) Jiangsu Yada, a wholly owned subsidiary of Yangzhou Huada, formed on December 5, 1991, located in Yangzhou, Jiangsu Province, PRC; and 3) Jiangsu Huadong, a wholly owned subsidiary of Jiangsu Yada, formed on November 18, 2000, located in Yangzhou, Jiangsu Province, PRC; 4) Meihua Future, incorporated on July 31, 2025, in New York, United States.

Through our operating subsidiaries, Yangzhou Huada, Jiangsu Yada, and Jiangsu Huadong, we mainly specialize in the research, development, manufacturing and sales of Class I, Class II and Class III disposable medical devices. In July 2025, the Company commenced a Software-as-a-Service (“SaaS”)-related business on a trial basis through the subsidiary, Meihua Future. Revenue generated from this business accounted for approximately 2.6% of total revenue for the fiscal year 2025. The Company is currently evaluating the commercial viability of this business and may expand operations depending on future performance.

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

Our Revenue Model

We generate revenues through 1) manufacturing and sales of Class I, II, III disposable medical devices under our own brands, 2) resales of Class I, II, III disposable medical devices sourced by us from other manufacturers, 3) SaaS development service. For the fiscal years ended December 31, 2025, 2024, and 2023, our total revenue was $61,791,957, $96,909,642, and $97,098,915, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, sales of Class I, II, III disposable medical devices under our own brands accounted for 44.15%, 49.12%, and 49.64% of our total revenue, respectively and the resales of sourced disposable medical devices from other manufactures accounted for 53.23%, 50.88%, and 50.36% of our total revenue, respectively. The SaaS service and development revenues accounted for 2.62%, nil and nil of our total revenue, respectively.

Our disposable medical devices reach end users both domestically and internationally. For the fiscal years ended December 31, 2025, 2024, and 2023, our sales of disposable medical devices to domestic direct end users customers and domestic distributor customers accounted for 97.34%, 99.96%, and 99.50% of our revenues, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, our sales of disposable medical devices to overseas distributing customers accounted for 0.04%, 0.04%, and 0.50%, respectively, of our revenues. For the fiscal years ended December 31, 2025, 2024 and 2023, the revenues generated from SaaS service and development accounted for 2.62%, nil and nil of our total revenues, respectively.

We sell disposable medical devices through our direct sales force and distributors. For the fiscal years ended December 31, 2025, 2024, and 2023, our sales of disposable medical devices through direct sale channels accounted for 9.42%, 6.98%, and 8.32%, respectively, of our revenues, and our sales of disposable medical devices through distributors accounted for 87.96%, 93.02%, and 91.68%, respectively, of our revenues, of which our sales of disposable medical devices through domestic distributors accounted for 87.92%, 92.98%, and 91.18% of our total revenue, respectively, and our sales of disposable medical devices through exporting distributors accounted for 0.04%, 0.04%, and 0.50% of our total revenue, respectively.

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

As of the date of this Annual Report, we have a total of 3,888 products in our product portfolio, including 3,730 products for domestic sales and 158 products for overseas sales.

Our top 20 products for the fiscal years ended December 31, 2025 and 2024 were as follows:

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2025	% of Sales in 2024
Class II	Disposable ID bracelet		Own Brand	Identify patients	12.73%	14.06%

Class II	Disposable woman’s examination kits		Own Brand	Gynecological examination	9.46%	8.38%

Class II	Disposable medical brush		Own Brand	Clean the test tube or plastic pipe	8.43%	10.15%

Class II	Medical kit		source from other	For operation	1.37%	1.72%

Class II	Medical sterile dressing surgical kits		Own brand	Use before operation	1.56%	2.67%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2025	% of Sales in 2024
Class II	Medical Brush		source from other	Hand wash before Operation	3.52%	5.27%

Class I	High-density polyethylene (HDPE) bottles for tablets		Own brand	Tablet bottles	3.09%	2.89%

Class II	Medical catheter		source from other	Use for catheterization	3.71%	3.36%

Class II	Uterine tissue suction tube		Own brand	Uterine tissue sampling	3.58%	0.03%

Other	Disposable plastic milk bottle		Own brand	Use for feeding	1.39%	1.45%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2025	% of Sales in 2024
Class I	Low-density polyethylene (LDPE) bottles for eye drops		Own brand	Eyedrop bottle	2.11%	1.59%

Class II	Disposable Gynecological sampler		Own brand	Getting samples during gynecological examination	1.02%	2.19%

Class I	Ear Molding Device		source from other	Correction	1.15%	0.85%

Class I	Disposable anal bag		Own brand	For the rectal colon or ileum anal stoma postoperative patients and patients with urinary incontinence to collect feces and other feces care	2.91%	3.64%

Class Category	Product Name	Image	Own brand / source from other	Use	% of Sales in 2025	% of Sales in 2024
Class I	Throat Tube Strip		source from other	Mainly used to keep the airway open.	0.97%	0.73%

Other	Nb / PSN rubber cover		Own brand	Use for capping	0.88%	0.68%

Class I	Wound Gel		source from other	Uses include wound care and skin repair.	0.85%	0.74%

Class II	Disposable humidified nasal oxygen tube		Own brand	Connect with oxygen supply device and used to moisten the patient and inject oxygen	0.96%	1.29%

Class II	Dressing Kit		source from other	Used for wound covering, protection, and management.	1.12%	0.15%

Other	Bandage Scissors		source from other	Specialized tools for medical care and first aid situations.	0.88%	-%

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

Our operating subsidiaries focus on the manufacturing, sales of the disposable medical devices and SaaS service and development as follows:

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

Meihua Future

Meihua Future mainly provides SaaS development service: to develop customized SaaS system, covering the entire project lifecycle including demand analysis, design, R&D, testing, launch, and maintenance support.

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

Our Customers

We have three types of customers, i) direct end user customers, which includes hospitals, pharmacies and medical institutions, ii) domestic distributor customers, which distribute our products to end-user customers in China, and iii) export distributor customers, which distribute our products to end users customers in North America, Asia, South America, Africa and Oceania. Additionally, in 2025, we introduced our SaaS service offering. As of December 31, 2025, the Company had a total of approximately 5,392 customers, of which 573 are direct end user customers, 4,409 are domestic distributors customers, 403 are export distributors customers and 7 are SaaS customers. Our direct end user customers, as well as substantially all of our domestic distributor customers and our export distributor customers, are based in China.

We do not have long-term written sales agreements with our customers. Each customer sale is typically governed by a brief purchase-order based sales agreement. The key terms of the sales agreements (including those agreements with our top customers) include:

●	The product’s name, type, quantity and price or the nature of SaaS development service to be provided with pricing

●

Quality standard - medical device qualifications, including business license, medical device production and operation licenses, medical device registration certificates, inspection report, etc. Lack of one of the qualifications will result in termination of the agreements.

SaaS development service is to develop customized SaaS system, covering the entire project lifecycle (demand analysis, design, R&D, testing, launch, and maintenance support).

●	Delivery method and payment terms. Payments are typically due within 90 days after delivery in products sales; payments are made in installments based on milestones in SaaS business.

●

Breach of contract terms for medical product, including refund and return of products. Purchasers are entitled to refunds and may return the product if the wrong product is delivered or the product does not meet agreed quality standards.

The SaaS agreement includes a 90-day quality guarantee with free O&M support. If the service fails to meet performance standards, the Buyer is entitled to request mandatory repairs or technical corrections to ensure compliance with contract terms.

●	Medical product’s shipping costs are typically borne by the seller. SaaS development service generally requires customer’s acceptance based on milestones (BRD, UI Design, UAT, Launch). Implicit acceptance if no objection is raised within 7 working days after receiving deliverables.

●	Dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

For the fiscal years ended December 31, 2025, 2024 and 2023, the revenues generated from our sales of disposable medical devices amounted to $60,171,958, $96,909,642 and $96,618,077, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, our sales of disposable medical devices to domestic direct end users customers and domestic distributor customers accounted for 97.34%, 99.96%, and 99.50% of our revenues, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, our sales of disposable medical devices to overseas distributing customers accounted for 0.04%, 0.04%, and 0.50%, respectively, of our revenues. For the fiscal years ended December 31, 2025, 2024 and 2023, the revenues generated from SaaS service and development accounted for 2.62%, nil and nil of our total revenues, respectively.

As we provide our products to export distributor customers based upon their regional coverage, we do not have country-specific information on end-users overseas. Substantially all end users who acquire our products through domestic distributors are based in China. End users who acquire our products through licensed export distributors have two types - foreign distributors from other countries and end users from other countries. For the year ended December 31, 2025, no customer accounted for approximately 10% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for approximately 12.77% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for approximately 16.84% of the Company’s total revenues.

Our Suppliers

We source our suppliers through multiple channels: (i) through referrals from local medical device industry associations, (ii) through industry exhibitions/expos, (iii) through our distributors, and (iv) through open bids.

Our suppliers are divided into three categories: (1) those providing raw materials for the manufacturing of our products, (2) those providing products for our resales, and (3) those providing outsourced SaaS development subcontractors.

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

We do not have long-term written purchase agreements with our suppliers. As we source from numerous suppliers, we do not consider any particular one or more of our suppliers to be material to our business. As of the date of this Annual Report, we have a total number of 73 suppliers. We can utilize any supplier we determine at our sole discretion. Although we can utilize any supplier we determine, we believe that we established and maintain healthy and stable relationships with our significant suppliers through years of cooperation. For the year ended December 31, 2025, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Xiaguang Medical Device Co., Ltd., and Yangzhou Jiangzhou Medical Device Co., Ltd., representing 12.14%, 9.93% and 8.67% of our total purchase respectively. For the year ended December 31, 2024, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Xiaguang Medical Device Co., Ltd., and Yangzhou Jiangzhou Medical Device Co., Ltd., representing 13.73%, 9.14% and 9.05% of our total purchase respectively. For the year ended December 31, 2023, our three most significant suppliers were Yangzhou Tianyi Medical Device Co., Ltd., Yangzhou Century Shunda Technology Co., Ltd., and Yangzhou Xiaguang Medical Device Co., Ltd., representing 14.46%, 9.24% and 8.19% of our total purchase respectively. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with our significant suppliers) include:

●	The product’s name, type, quantity and price.

●	The supply cooperation relationship of the parties. Some suppliers supply finished products for re-sale and others supply raw materials for manufacturing.

●	Quality terms which are typically expressed with reference to national or industry standards.

●	Delivery method and payment terms, with payment due 90 days after delivery. Shipping costs are the responsibility of the supplier in products sales; Under SaaS subcontract arrangement, payments are made based on milestones in system development.

●	Breach of contract terms, including refund and return of products, compensatory damages. If the supplier cannot deliver the product within the time agreed, or if the products do not meet the stated quality standard, the supplier must compensate us for losses caused, including treble damages if the products are defective or counterfeit. In the event we cannot pay timely, liquidated damages are due to the supplier. SaaS service breach of contract terms, including the supplier provides product quality assurance.

●	For some significant supplier agreements, the breaching party is contractually required to pay 10% of the contract amount as liquidated damages if they unilaterally terminate the agreement. If the supplier fails to deliver the products within the time agreed, the supplier is contractually required to pay 5% or 0.05% of the contract amount on a daily basis for each and every date they delay delivery.

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

Our direct sales force has secured a total of 573 domestic customers, including hospitals and medical institutions. We will continue to work with existing, and identify and secure new, independent sales agents to expand our customer base and enhance our brand recognition across China.

Distribution Network

As of the date of this Annual Report, we have 4,409 domestic distributors and 403 exporting distributors. Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our domestic distributors cover 33 provincial-level administrative regions of the PRC for the resales of our products in the Chinese market. They market and distribute our products in the regions where they locate and have secured approximately 5,392 domestic customers for us, including hospitals and medical institutions.

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

Our distributors have secured a total of approximately 5,392 customers for us both domestically and internationally. We will continue to work with existing distributors, and identify and secure new distributors, to expand our customer base and enhance our brand recognition both in the PRC and abroad.

Our Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totaled approximately $2.4 million, $3.5 million, and $2.8 million, for the years ended December 31, 2025, 2024, and 2023, respectively. R&D expenses mainly consist of applicable personnel, design, sample testing and materials expenses. As of the date of this Annual Report, we had a total of 69 employees in the R&D department. In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval.

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

There are currently approximately 412 manufacturers and distributors of medical consumables where the company is located in Touqiao Town, which is known as the “Hometown of Medical Consumables in China.” As a top player in the region, the Company’s revenues accounted for approximately 12% of the total revenues generated from all medical device manufactures in Touqiao Town. Our total sales in 2025 were more than RMB700 million (approximately $96 million), with more than 10,000 product types. By comparison, our research indicates that the annual sales of the second- and third-ranking companies in Touqiao Town are just over RMB150 million, while the annual sales of the fourth- and fifth-ranking companies are in the range of RMB100 million to RMB150 million, with a lesser variety of product types. Since our production scale and number of product types far surpass those of other companies in Touqiao Town, we consider other local companies to be our partners more than our competitors. We supply each other’s needs in terms of production, procurement, and distribution. At the same time, these local enterprises in Touqiao Town are not able to provide customers with the same one-stop service that we provide due to their limited scale and product types. The total output value of the top 20 companies in Touqiao Town, including our company, was about RMB3.0 billion in 2025. Our company’s output value in 2025 was RMB710 million, accounting for about 23.6% of the total output value, while the other four next-largest companies in Touqiao Town had a total output value of about RMB615 million in 2025, accounting for 20.5% of the total output value.

Competitive Strengths

We are dedicated to serving our customers. We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Cost-effective methods to address customers’ significant needs with a variety of products. As of the date of this Annual Report, we have a total of 3,888 products in our product portfolio covering all Class I, II, and III disposable medical devices, including 3,730 products for domestic sales and 158 products for overseas sales. Through sales of different products to our customers via our one-stop service, we are able to cost-effectively address our client’s needs.

●	Massive distribution network of clients, distributors, and suppliers. Through both direct sales and our massive distribution network, our products are sold to hospitals, pharmacies and medical institutions both domestically and internationally. As of the date of this Annual Report, we have 81 employees in our sales department and 5,385 independent sales agents, 4,409 distributors for domestic sales and 403 exporting distributors for overseas sales. We not only have accumulated a substantial domestic customer base and forged strong relationships with these customers, but also established good long-term cooperative relationships with well-known foreign medical equipment brand companies, which extends our reach world-wide. We believe that these customers will continue to be a source of business as well as a good referral source to new customers.

●	Geographical advantages allow us to provide one-stop service to our customers at reduced cost. Hospitals and other medical institutions normally have lists of over a hundred or even a thousand of different kinds of disposable medical devices which they must procure on a regular basis. Our PRC operating subsidiaries and primary operations are located in Touqiao Town, Yangzhou City, Jiangsu Province, one of the four medical device centers in PRC. Dubbed the “Hometown of Medical Devices & Consumables in China,” Touqiao Town hosts hundreds of disposable medical device manufacturers manufacturing all different kinds of products. In addition to our own products, we are qualified to distribute products sourced from other manufacturers. As a result, our clients are able to receive all required products by placing just a single order with us. When we receive an order from our hospital clients or distributors, we are able to quickly fulfill the order by including our own branded products and qualified products sourced from other manufacturers in Touqiao Town. There are also large numbers of medical device professionals, including research and development, or “R&D,” and technology professionals, and thousands of independent sales agents based near our primary operations. We are therefore able to procure high quality raw materials and products of other brands at a comparatively low price within a short period of time and to obtain sufficient labor and support to our one-stop service and manufacturing.

●	Economies of scale and automation provide significant cost advantages. The scale of our production is regional-leading within Yangtze River Delta region of China. The disposable medical devices we manufacture and sell are mainly low value-added products, which, however, are largely consumed and in huge demand every day in hospitals, medical institutions, and other health related industry entities. Through scaled production, we are able to increase our profits margin. In the procurement process, the production scale reduces our procurement costs and mitigate the impact of raw material price fluctuations. In the manufacturing process, we retrofitted equipment and introduced automation to improve production efficiency. At present, we have 12 purification plants covering a total area of approximately 110,352 square feet (10,252 square meters).

●	Leading competitive position maintained by high quality standard systems. Quality and safety are always our core value. Applying information acquired during our long-term business transactions with major medical institutions across China, we have developed a sophisticated quality management system, as well as a strict and effective internal control standard system. All of our products, either self-manufactured or sourced, fall within our quality control system subject to our quality inspection before delivery (See the section entitled “Quality Control” in Business).

●	Market-driven research and development allow for continual improvement and long-term client loyalty. As of the date of this Annual Report, we have an R&D team of 69 people, accounting for 11.15% of our total employees. For the fiscal year ended December 31, 2025, we have invested a total of $2.4 million in the products and technologies R&D. For the fiscal year ended December 31, 2024, we have invested a total of $3.46 million in the products and technologies R&D. For the fiscal year ended December 31, 2023, we have invested a total of $2.75 million in the products and technologies R&D. We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, distributors and independent sales agents in sorting out our R&D orientation based on the real market demand. We continuously upgrade and improve our products and technologies to better suit our customers.

●	Visionary and experienced management team Building a trusted brand and always doing the right thing for people has been at the heart of our founding management team since day one. Our company culture, strategic vision and operational execution are driven by our visionary founder, Yongjun Liu. Mr. Liu is a successful entrepreneur who has been engaged in the medical device industry for more than 40 years and has accumulated extensive experiences and led his businesses to make remarkable achievements. He has been awarded as Excellent Entrepreneur, Honest Entrepreneur Representative and Medical Device Industry Representative on multiple occasions. At the same time, he is keen on public welfare undertakings. He has also sponsored a lot of splendid undertakings such as road reconstruction in towns and villages, donations to the Red Cross Society, reconstruction of nursing homes, poverty alleviation and aid for students. Our company culture mirrors our founder’s mission to empower and serve those who serve others.

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

For the fiscal year of 2025 and as of the date of this Annual Report, we are not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has the Company been punished or can foresee any punishment to be made by any related government authorities of the PRC.

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

The chart below summarizes the classification, approval dates, and current approval terms of our top 20 products:

No.	Product Name	Remarks	Date of approval	Term of validity	Class
1	Disposable ID bracelet	By Yada, CE certified	2020-12-17	2029-7-24	Class II
2	Disposable medical brush				Class II
3	Masks	By Huadong	2025-10-22	2031-02-25	Class II
4	Disposable women’s examination kits	By Huadong	2025-09-23	2031-02-24	Class II
5	Medical Brush	Source from other (No registration certificate is required)			Class II
6	Medical kit	Source from other (No registration certificate is required)			Class II
7	Medical sterile dressing surgical kits	By Yada, CE certified	2020-12-17	2029-7-24	Class II
8	Medical catheter	Source from other (No registration certificate is required)			Class II
9	Uterine tissue suction tube	By Yada, CE certified	2020-12-17	2029-7-24	Class II
10	Low-density polyethylene (LDPE) bottles for eye drops	By Huada, Long term			Class I
11	High-density polyethylene (HDPE) bottles for tablets	By Huada, Long term			Class I
12	Disposable women’s examination kits	Source from other (No registration certificate is required)			Class II
13	Disposable Gynecological sampler	By Yada, CE certified	2020-12-17	2029-7-24	Class II
14	Disposable medical brush (type B1)	By Yada, CE certified	2020-12-17	2029-7-24	Class II
15	Disposable anal bag	By Yada, CE certified	2020-12-17	2029-7-24	Class II
16	Inspection gloves	By Yada	2016-2-29	Long term	Class I
17	Disposable humidified nasal oxygen tube	By Huadong	2025-10-17	2031-03-07	Class II
18	Disposable suction connecting tube	By Huadong	2025-10-28	2031-03-08	Class II
19	Medical dressing	By Huadong	2018-4-18	2028-4-17	Class II
20	Electronic pump	By Huadong	2026-02-06	2031-03-08	Class III

Competitive Challenges

●	Our production capacity for certain pandemic prevention products is limited. Our existing production capacity for certain products, consisting primarily of some pandemic prevention-related products, is unable to meet the current market demand due to limitations on our funding, production equipment, and facilities. As a result, our ability to expand our market share in this area is limited.

●	To date, limited access to capital has slowed our ability to gain additional market share. Our various product lines have developed rapidly and are competitive in the market. However, expansion of our production capacity, deepening of our marketing network, and improvement of our research and development efforts require sufficient capital investment. To date, lack of access to sufficient capital has limited some projects with development potential and has tempered our further expansion of market share. The Company may need more capital to expand its operations.

●	We sell primarily low value-added products, which limits our sales margins. The Company currently primarily manufactures and sells Class I and Class II medical products, with a lesser proportion of Class III products. The medical device industry is highly competitive, especially in respect of low value-added medical devices, which has low entry requirements subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We face potential competition from major medical device companies worldwide, many of which have longer, more established operating histories, and significantly greater financial, technical, marketing, sales, distribution, and other resources. As a result, we may find it difficult to compete with companies commercializing high-end products and enjoying a higher profit margins per-product.

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

Environmental

Due to the nature of the Company’s products, the Company’s PRC subsidiaries do not generate industrial wastewater and wastes. Generally speaking, the wastewater generated by our Company’s products is sanitary wastewater which can be disposed directly into municipal pipelines. The generated corner wastes is generally cleaned and collected by the cleaning personnel on time, and then transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation shall be collected and sent to relevant manufacturers for recycling. If new products are developed in the future and environmental measures are needed according to law, the Company will take corresponding environmental protection measures according to relevant laws and regulations. The waste discharge fees for the fiscal years of 2025, 2024, and 2023 were $4,127, $4,415, and $5,105, respectively, which has been paid in full.

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

With the exception of the following proceedings, we are currently not a party to any material legal or administrative proceedings:

●	On August 29, 2023, a legal proceeding, Zhu Cheng v. Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. [Case No.: (2023) Su 1091 Minchu No. 1779], was filed with the Yangzhou Economic and Technological Development Zone People’s Court. The materials of the company contract dispute case include a complaint, evidence, notice of response and subpoena, among other things. Zhu Cheng’s lawsuit claims joint and several liability from Jiangsu Yada Technology Group Co., Ltd., Yangzhou Huada Medical Equipment Co., Ltd., Jiangsu Huadong Medical Equipment Industrial Co., Ltd., and Rehabilitation International Medical Co., Ltd. for payment of $2.3 million and, from June 2022, a loss of 1.5 times LPR from the 30th to the actual date of payment. The main basis for Zhu Cheng’s claim is the “Letter of Termination of Contract” signed by two foreign companies (Xintai International Holdings Co., Ltd., Ace Capital Limited) and Jiangsu Yada Technology Group Co., Ltd. on August 20, 2019. The “Contract Termination Agreement” mainly stipulates that Jiangsu Yada Technology Group Co., Ltd. will compensate Xintai International Holdings Co., Ltd. and Ace Capital Limited for the fees paid by companies that were listed in South Korea. The case was heard for the first time on October 9, 2023, in the Eighth Court of the Yangzhou Economic and Technological Development Zone People’s Court. The content of the hearing focused on the presentation and cross-examination of evidence by both parties. On September 19, 2024, the Yangzhou Economic and Technological Development Zone People’s Court ruled that Jiangsu Yada needed to pay the plaintiff Zhu Cheng RMB 17 million plus interest. On December 12, 2025, the Yangzhou Intermediate People’s Court of Jiangsu Province ruled to revoke the original judgment, dismiss Cheng Zhu’s lawsuit, and allocate the litigation and appraisal costs among the parties, with this ruling being final.

REGULATIONS

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, or SAIC, the National Medical Products Administration, or NMPA (formerly known as the China Food and Drug Administration, or CFDA), the Ministry of Ecology and Environment, or MEE (formerly known as the Ministry of Environmental Protection, or MEP), the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

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

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. The MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced both the 2021 Negative List and the 2020 Negative List and now serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The restricted and prohibited industry categories have shareholding requirements as prescribed in the 2024 Negative List. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative List, nor on the 2021 Negative List or the 2020 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. In addition, the version of the Catalogue of Industries for Encouraged Foreign Investment currently in force was amended in 2022 and became effective on January 1, 2023, which replaced the Catalogue of Industries for Encouraged Foreign Investment (2020 version).

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

Clinical trials are generally required for the registration of Class II and Class III medical devices, with certain exceptions as stipulated under the Regulation on the Supervision and Administration of Medical Devices.

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

C. Organizational Structure

See “-A. History and Development of the Company.”

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

Properties We Own

We own the premises of our headquarters, manufacturing facilities and office spaces, which cover an aggregate building area of approximately 241,541 square feet (equivalent to 22,439.92 square meters), with the breakdown of square footage set forth in the table below:

Description/Use	Owner	Location	Area (Square Meters)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 3,545.09 (Floors 1-4)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 394.62 (Floor 1)
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 2,412.30
Manufacturing facility	Jiangsu Yada	No.58 Yada Road, Touqiao Town	Land Lot Area 15,991.00/ Building Area 428.79 (Floor 1)
Manufacturing facility	Yangzhou Huada	No.1 East Tongda Road, Touqiao Town	Land Lot Area 6,700.24/ Building Area 2,109.77 (Floors 1-2)
Office space & manufacturing facility	Yangzhou Huada	No.2,3,4 East Tongda Road, Touqiao Town	Land Lot Area 6,700.24 464.2 (Floor 1); 1,224.45 (Floors 1-2); 1,005.73 (Floor 1)
Manufacturing facility	Jiangsu Yada	No.1 Zhu Group, Xuzhuang, Datong Village, Touqiao Town	3,023.2
Manufacturing facility	Jiangsu Huadong	No.88 Tongda Road, Touqiao Town	Land Lot Area 11717.44/ Building Area 3,709.93 (Floors 1-2)
Manufacturing facility	Jiangsu Huadong	No.88 Tongda Road, Touqiao Town	Land Lot Area 11717.44/ Building Area 4,586.04 (Floors 1-2)
Total			22,439.92

Properties We Lease

In addition to the above-mentioned properties that we own, we currently lease several properties in Yangzhou for an aggregate area of approximately 86,101 square feet (equivalent to 7,999 square meters) from our PRC subsidiaries for processing shops and office space. All leases are subject to renewal upon approval of the lessors, subject to the lessor receiving renewal requests at least three months in advance. Presently, the leases have been renewed through fiscal year 2026.

The breakdown of the leased properties is as follows:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Jiangsu Huadong	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	670	$5,593 (RMB40,200.00)	January 1, 2026 to December 31, 2026	Processing Workshop
Jiangsu Yada	Yangzhou Huada	No.88 Tongda Road, Guangling District, Yangzhou	20	$167 (RMB1,200.00)	January 1, 2026 to December 31, 2026	Office
Jiangsu Huadong	Jiangsu Yada	No.88 Tongda Road, Guangling District, Yangzhou	1,100	$9,183 (RMB66,000.00)	January 1, 2026 to December 31, 2026	Processing Workshop
Yangzhou Huada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	4,804.15	$40,104 (RMB288,249.00)	January 1, 2026 to December 31, 2026	Processing Workshop
Jiangsu Yada	Jiangsu Huadong	No.88 Tongda Road, Guangling District, Yangzhou	1,325.00	$11,061 (RMB79,500.00)	January 1, 2026 to December 31, 2026	Office
Mr. Yi Zhu*	Yangzhou Huada	Room H, 5th Floor, No. 629 Lingling Road, Xuhui District, Shanghai	115.91	$7,036 (RMB50,569.00)	January 1, 2026 to December 31, 2026	Office

*	Mr. Yi Zhu is not a related party to the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this Annual Report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Business Overview

The Company, through its operating subsidiaries, is mainly engaged in the manufacture, research and development and sales of Class I, II and III medical devices. It has a history of more than 30 years and has a sound product category, with more than 800 domestic products and more than 403 export products. The main product lines include disposable infusion pumps, anesthesia puncture kits, electronic pumps, full anesthesia kits, urethral catheterization kits, gynecological examination kits, endotracheal intubation, dressing application and various tubes. It is the leading enterprise in China’s medical consumables industry. The Company has received qualification to manufacture and produce China’s first, second and third type of medical device consumables and, at the same time, the Company has acquired FDA registration and the European Union’s CE certification. Relevant permissions have been obtained in major sales markets to meet local regulatory requirements. In fiscal 2025, in addition to its core medical device business, the Company provides Software as a Service (SaaS) solution, which include cloud-based platform access, implementation services, and ongoing technical support and system optimization.

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. Up to now, the Company has 403 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’s product permeation for mainland China has reached major medical institutions and pharmacies through some 4409 distributors. At the same time, the Company has established a cooperative network with more than 573 hospitals through its own direct sales channels.

Revenues decreased by approximately $35.12 million to $61.79 million for the year ended December 31, 2025 from approximately $96.91 million for the year ended December 31, 2024.

Net income decreased by approximately $4.06 million, or approximately 37%, to $6.78 million for the year ended December 31, 2025 from approximately $10.84 million for the year ended December 31, 2024. The decrease was mainly due to a decrease in gross profit.

Revenues decreased by approximately $0.19 million, or approximately 0.2%, to $96.91 million for the year ended December 31, 2024 from approximately $97.10 million for the year ended December 31, 2023. The decrease was mainly due to a decline in demand for customer orders, which we believe occurred because of the stalling recovery of China’s economy.

Net income decreased by approximately $0.75 million, or approximately 7%, to $10.84 million for the year ended December 31, 2024 from approximately $11.59 million for the year ended December 31, 2023. The decrease was mainly due to an increase in operating expenses.

Recent Developments

On January 2, 2025, the Company entered into an amendment to its previously disclosed securities purchase agreement dated December 27, 2023 with Anson Investments Master Fund LP and Anson East Master Fund LP. Pursuant to the amendment, the parties agreed that no additional closings would occur under the agreement following the previously completed $6.0 million financing on January 2, 2024.

On October 8, 2025, the Company entered into a securities purchase agreement with certain non-U.S. investors pursuant to Regulation S, providing for the issuance of up to 40,000,000 Ordinary Shares at a purchase price of $0.38 per share for aggregate gross proceeds of up to $15.2 million. The offering was completed in multiple closings, with the majority of shares issued in October 2025 and the remaining shares issued in January 2026.

On December 5, 2025, the Company entered into an additional Regulation S private placement with certain non-U.S. investors for the issuance of up to 120,000 Class A ordinary shares at a purchase price of $11.00 per share, for aggregate gross proceeds of approximately $1.32 million. This offering closed on December 15, 2025.

To support its long-term growth strategy, the Company has previously explored the application of AI technologies in online health consultation services and has also initiated preliminary design efforts for a surgical robotic assisted surgery (RAS) system. As of the date of this report, these initiatives remain at an early stage and there have been no material developments. The Company continues to evaluate potential opportunities in these areas based on market conditions and its strategic priorities.

The Company has commenced the development of a medical industrial park in the Hainan Free Trade Port. See “Item 4. Information on the Company—Hainan Industrial Park Development.”

We expect Phase I to begin generating revenue following completion of interior fit-out and tenant leasing, currently anticipated in July 2026. However, the timing and level of revenue will depend on tenant demand and market conditions. The project is subject to risks, including construction delays, cost overruns, and changes in government policies, which could affect its expected financial impact.

In March 2026, Hainan Guoxie secured three tenants and entered into lease agreements for certain properties within the industrial park. The leases will commence in July 2026 and have a term of five years.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

Years Ended December 31, 2025, 2024 and 2023

	For the Year Ended December 31,
	2025	2024	2023
Revenues
Third party sales	$60,960,630	$96,141,089	$96,682,474
Related party sales	831,327	768,553	416,441
Total revenues	61,791,957	96,909,642	97,098,915
Cost of revenues	42,631,183	63,609,840	63,900,597
Gross profit	19,160,774	33,299,802	33,198,318

Operating expenses
Selling	4,224,423	6,637,689	7,295,460
General and administrative	3,212,200	7,784,753	6,540,944
Research and development	2,382,984	3,456,098	2,753,315
Allowance for credit losses	1,057,255	1,109,347	1,933,661
Total operating expenses	10,876,862	18,987,887	18,523,380

Income from operations	8,283,912	14,311,915	14,674,938

Other (income) expense:
Change in fair value in convertible debt	-	678,297	-
Interest expense	241,523	1,506,700	250,781
Interest income	(1,258,606)	(1,014,402)	(873,439)
Currency exchange (loss) gain	(35,852)	(380,254)	153,440
Other (income) expense, net	(68,709)	(104,557)	95,382
Total other expenses (income)	(1,121,644)	685,784	(373,836)

Income before income tax provision	9,405,556	13,626,131	15,048,774

Income taxes expense	2,623,730	2,788,824	3,457,733
Net income	$6,781,826	$10,837,307	$11,591,041

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues decreased by approximately $35.12 million to $61.79 million for the year ended December 31, 2025 from approximately $96.91 million for the year ended December 31, 2024, which was mainly due to less revenue from sales of disposable medical devices for the year ended December 31, 2025. The decrease in revenue from sale of disposable medical devices was primarily attributable to reduction in sales volume because of increasing market competition and reduction in market demand. The quantity of disposable medical devices sold was 1.01 billion pieces for the year ended December 31, 2025, decreased by approximately 43% from last year. The negative impact from the lower in sales volume was offset by a slightly increase in the average selling price. For the year ended December 31, 2025, our average price of disposable medical devices was $0.43 per piece, increased by 9% from last year due to different product composition.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, SaaS outsourcing cost and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $20.98 million, or approximately 33%, to $42.63 million for the year ended December 31, 2025 from approximately $63.61 million for the year ended December 31, 2024. The decrease was generally in line with decrease in revenue exception of some fixed costs such as depreciation expenses and of administrative salary within production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Year Ended December, 31
	2025	2024
Revenues	$61,791,957	$96,909,642
Costs of revenues	42,631,183	63,609,840
Gross profit	$19,160,774	$33,299,802
Gross profit margin %	31%	34%

Gross profit decreased by approximately $14.14 million, or approximately 42%, to $19.16 million for the year ended December 31, 2025 from approximately $33.30 million for the year ended December 31, 2024. Gross profit margin was 31% and 34% for the years ended December 31, 2025 and 2024.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

Years Ended December 31, 2025 and 2024

	2025	2024
Transportation expenses	$1,627,266	$2,472,343
Salaries and benefits	1,131,603	1,365,613
Entertainment expenses	553,979	1,136,047
Conference expenses	455,218	1,001,334
Travel allowance	301,522	344,229
Auto expenses	129,294	268,271
Advertising expenses	324	861
Other expenses	25,217	48,991
Total	$4,224,423	$6,637,689

The selling expenses decreased by approximately $2.41 million, or approximately 36%, to $4.22 million for the year ended December 31, 2025 from approximately $6.64 million for the year ended December 31, 2024. The decrease was mainly attributable to the following reasons:

(a)	Our transportation expenses decreased by approximately $0.85 million, or approximately 34%, to $1.63 million for the year ended December 31, 2025 from $2.47 million for the year ended December 31, 2024. The decrease in transportation expenses was due to reduced business travel because of declined customer orders.

(b)	Our entertainment expenses decreased by approximately $0.58 million, or approximately 51%, to $0.55 million for the year ended December 31, 2025 from $1.14 million for the year ended December 31, 2024. The decrease in entertainment expenses was due to a decrease in demand for customer orders.

(c)	Our conference expenses decreased by approximately $0.55 million, or approximately 55%, to $0.45 million for the year ended December 31, 2025 from $1.0 million for the year ended December 31, 2024. The decrease in conference expenses was due to less exhibitions and promotion spent because of declined customer orders and budget control.

General and administrative

General and administrative expenses primarily consist of the following expenses:

Years Ended December 31, 2025 and 2024

	2025	2024
Salaries and benefits	$1,377,768	$1,418,060
Entertainment expenses	729,473	1,292,742
Conference fee	444,408	867,419
Auto expenses	122,636	245,414
Maintenance expenses	33,126	93,140
Depreciation expenses	145,076	149,821
Travel allowance	128,764	138,984
Office expenses	495,006	360,899
Surtax expenses	407,589	629,456
Service expenses	677,919	1,240,791
Legal cost	(1,349,565)	1,348,027
Total	$3,212,200	$7,784,753

General and administrative expenses decreased by approximately $4.57 million, or approximately 59%, to $3.21 million for the year ended December 31, 2025, from approximately $7.78 million for the year ended December 31, 2024. The decrease was primarily due to (a) reverse of legal cost accrued approximately $1.35 million due to the related case was finalized and the frozen assets was release; (b) entertainment expenses decreasing by $0.56 million from $1.29 million for the year ended December 31, 2024 to approximately $0.73 million for the year ended December 31, 2025; (c) conference fee decreasing by $0.42 million from $0.87 million for the year ended December 31, 2024 to $0.44 million for the year ended December 31, 2025; (d) surtax expenses decreasing by $0.22 million from $0.63 million for the year ended December 31, 2024 to $0.41 million for the year ended December 31, 2025,(e) service expenses related to consulting expense decreasing by $0.56 million from $1.24 million for the year ended December 31, 2024 to $0.68 million for the year ended December 31, 2025, offset by (f) office expenses increasing by approximately $0.14 million from $0.36 million for the year ended December 31, 2024 to approximately $0.50 million for the year ended December 31, 2025.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

Years Ended December 31, 2025 and 2024

	2025	2024
Sample manufacturing expenses	$919,154	$1,693,327
Salaries and benefits	1,075,841	1,049,054
Travel allowance	181,912	194,754
Depreciation expenses	6,348	9,831
Design expenses	43,576	101,547
Material expenses	27,562	53,937
Other expenses	128,591	353,648
Total	$2,382,984	$3,456,098

The research and development expenses decreased by approximately $1.08 million, or approximately 31%, to $2.38 million for the year ended December 31, 2025, from approximately $3.46 million for the year ended December 31, 2024. The decrease was mainly due to decrease in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $6.03 million, or approximately 42%, to $8.28 million for the year ended December 31, 2025 from approximately $14.31 million for the year ended December 31, 2024.

Income tax expense

The provision for income taxes decreased by approximately $0.17 million, or approximately 6%, to $2.62 million for the year ended December 31, 2025, from approximately $2.79 million for the year ended December 31, 2024. The decrease was mainly due to the decrease of taxable income in 2025.

Net income

As a result of the factors described above, our net income decreased by approximately $4.06 million, or approximately 37%, to $6.78 million for the fiscal year ended December 31, 2025 from approximately $10.84 million for the fiscal year ended December 31, 2024.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through the PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu HK is the Hong Kong dollar and the functional currency of other subsidiaries is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation income for the fiscal year ended December 31, 2025 was approximately $6.65 million, compared to the foreign currency translation loss of approximately $4.27 million for the fiscal year ended December 31, 2024. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollars.

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

Cash Flows and Working Capital

As of December 31, 2025 and 2024, we had cash of approximately $15.15 million and $17.29 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Substantially our medical consumables sales operations are conducted in China and all of our revenues, expense and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars. In fiscal 2025, our provision of SaaS solutions operations was conducted in USA and all of revenues, expense and cash are denominated in USD.

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

Cash Flow Summary

Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
Net Cash Provided by Operating Activities	$569,883	$14,636,805	$2,275,750

Net Cash Used in Investing Activities	(20,125,194)	(20,421,028)	(12,458,698)

Net Cash Provided by Financing Activities	17,194,783	6,213,831	706,125

Effect of Exchange Rate Changes on Cash	225,485	(67,534)	(332,999)

Cash at Beginning of Year	17,288,952	16,926,878	26,736,700

Cash at End of Year	$15,153,909	$17,288,952	$16,926,878

Years Ended December 31, 2025 and 2024

Cash Flow in Operating Activities

Net cash provided by operating activities was approximately $0.57 million for the year ended December 31, 2025, primarily comprised of net income of approximately $6.78 million and adjusted for non-cash items approximately $0.67 million, decrease in bank acceptances receivable of $7.12 million, offset by decrease in accounts payable of $7.48 million, decrease in taxes payable of $1.10 million, decrease in accrued expenses of $0.63 million, increase in accounts receivable of approximately $3.98 million, increase in prepayments and other assets of approximately $0.59 million.

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

Cash Flow in Investing Activities

Net cash used in investing activities was approximately $20.13 million for the year ended December 31, 2025. It consisted of purchases of property and equipment and intangible assets of approximately $15,629, prepayment for digital assets investments of approximately $16.52 million, advance to related party of approximately $10.96 million, offset by collection of a related party of approximately $7.37 million.

Net cash used in investing activities was approximately $20.42 million for the year ended December 31, 2024. It consisted of purchases of property and equipment and intangible assets of approximately $0.13 million, advance to related parties of approximately $17.29 million, long term investment of approximately $4.86 million, offset by collection of long-term deposit for buildings, proceeds from disposal of property, plant and equipment of approximately $0.57 million.

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

Cash Flow in Financing Activities

For the year ended December 31, 2025, the Company had net cash provided by financing activities of approximately $17.19 million, which consisted of the proceeds from short-term bank loans of approximately $14.61 million, proceeds from private placement of approximately $16.52 million, offset by repayments of short-term bank loans of approximately $13.94 million.

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

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company-Business Overview-Intellectual Property,” above.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” effective January 1, 2020.ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

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

Directors and Executive Officers	Age	Position/Title
Ailiang Wang	57	Chairman of the board of directors
Leyi Lee	35	Chief Executive Officer and Director
Shilong Liao	48	Chief Financial Officer
Anna Colin	29	Independent Director
Chongbo Gao	47	Independent Director
Wenzhang Jia	60	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ailiang Wang - Chairman of the board of directors

Ms. Ailiang Wang served as the Chairwoman and Chief Executive Officer of Guangzhou Lanjikang Medical Technology Co., Ltd. from October 2023 to September 01, 2025 where she formulated and implemented the company’s three-year strategic development plan, led the research and development and commercialization of core product lines, successfully obtained EU CE certification and US FDA 510(k) approval for products, established an international distribution network covering multiple countries in Europe and North America, and let an important series B round fundraising. Prior to that, Ms. Wang was the Chief Executive Officer of Beijing tiandetai Technology Co., Ltd.from May 2015 to February 2023 where she led the formulation of the company’s five-year development strategy for medical supplies and equipment sales and led the construction of a core supplier cooperation system, establish exclusive or priority agency cooperation relationships with more than 20 well-known domestic and foreign medical equipment manufacturers. Ms. Wang earned her Master of Medicine degree from Xiangya Hospital, Central South University in 1999.

Leyi Lee - Chief Executive Officer and Director

Ms. Leyi Lee served as the Director of Sales in DeepMind Health from February 2024 until August 2025, where she led commercial strategy for AI-driven healthcare solutions. From March 2019 until January 2024, Ms. Lee was the Business Manager at Mindray Medical International, responsible for driving market growth across medical devices including monitors and ultrasound systems. From February 2014 to February 2019, she was the Sales Manager at SenseTime, focusing on market strategy and client acquisition and product-market fit optimization. Ms. Lee received her master’s degree in business administration from The Hong Kong Polytechnic University in 2015 and her bachelor’s degree (honorary) in business administration from The Hang Seng University of Hong Kong in 2013.

Shilong Liao - Chief Financial Officer

Mr. Shilong Liao served as the CFO of Jing Guang Da Limited, where he led fundraising, oversaw financial operations and compliance and risk management from December 2024 until August 2025. Previously, he was Finance Director at Siemens Healthineers from January 2019 to October 2024, responsible for strategic financial planning, financial operations and digital transformation, and managing a 150+ member finance team. Before that, Mr. Liao served as Finance Manager at The Phoenix Partnership from June 2014 to December 2018, where he led multiple rounds of funding, re-engineered financial processes, and strengthened financial controls. Mr. Liao received his master’s degree in accounting from Shanghai University of Finance and Economics in 2006 and his bachelor’s degree in accounting from Xiamen University in 2004.

Chongbo Gao - Independent Director

Mr. Chongbo Gao has served as the chief operating officer for Bosheng (Shenzhen) Meidical Devices Co., Ltd. from March 2018 to September 30, 2025 where he focused on the full-chain development of the medical device industry, and possess multiple experiences in medical device research and development transformation, clinical application management, and regional industrial coordination. Mr. Gao earned his Master of Medicine degree from Guangzhou Medical University in 2003.

Anna Colin - Independent Director

Ms. Anna Colin has served as the chief operating officer for Piper Sandler since May 2024, responsible for designing firm-wide operations strategy and overseeing regulatory compliance for new fund launches. Ms. Colin worked as an operations manager in Goldman Sachs from April 2022 to May 2024, where she managed a team of five for hedge fund client asset reporting and custody and designed risk dashboard for real-time position monitoring. From August 2021 to October 2022, Ms. Colin worked as the operations analyst at Morgan Stanley, where she collaborated with risk teams to investigate trade breaks, optimized operational workflows and executed post-trade clearing and settlement for equities and fixed income transactions. Ms. Colin received her master’s degree in finance from the London School of Economics and Political Sciences in 2020 and her bachelor’s degree in finance and economics from The Warton School of the University of Pennsylvania in 2019.

Wenzhang Jia - Independent Director

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

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Set forth below is the compensation paid to our executive officers and directors during the fiscal year ended December 31, 2025:

Name	2025 Compensation
Ailiang Wang	$0
Leyi Lee	$0
Shilong Liao	$0
Anna Colin	$0
Chongbo Gao	$0
Wenzhang Jia	$0
Xin Wang (former CEO)	$40,400
Lianzhang Zhao (former CFO)	$31,020
Huijuan Zhao (former director)	$27,700
Yongjun Liu (former director)	$46,448
Xiaoming E (former director)	$9,849

C. Board Practices

Employment Agreement with our Chief Executive Officer and Chief Financial Officer

Effective August 15, 2025, the Company appointed Ms. Leyi Lee to serve as the Company’s CEO and a director and Mr. Shilong Liao to serve as the Company’s CFO. In conjunction with his appointment as CEO of MHUA, Ms. Leyi Lee entered into a three-year employment agreement with MHUA. In conjunction with his appointment as CFO of MHUA, Mr. Liao entered into a three-year employment agreement with MHUA.

Directors Service Contracts

On April 28, 2026, the Company entered into amended director offer letters with each of the directors, pursuant to which Ailiang Wang (Chairwoman) receives $120,000 annually, Leyi Lee (Director) receives $60,000 annually, Chongbo Gao (independent director) receives $36,000 annually, Anna Colin (independent director) receives $18,000 annually, and Wenzhang Jia (independent director) receives $30,000 annually.

The director offer letters for Ms. Wang, Mr. Gao, Ms. Colin, Ms. Lee and Mr. Jia generally provide for an initial term of one year, subject to renewal or earlier termination in accordance with their terms.

Committees of the Board

We maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted separate charters for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wenzhang Jia, Anna Colin and Chongbo Gao, and is chaired by Mr. Jia. Wenzhang Jia, Anna Colin and Chongbo Gao each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Wenzhang Jia qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Wenzhang Jia, Anna Colin and Chongbo Gao, and is chaired by Chongbo Gao. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Wenzhang Jia, Wenzhang Jia, Anna Colin and Chongbo Gao, and is chaired by Anna Colin. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

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

D. Employees

Employees

We had 486, 619, and 617 full-time employees as of December 31, 2025 and 2024, 2023, respectively. The following table sets forth the number of full-time employees based on category of employment and place of employment as of December 31, 2025:

Function/Department	Yangzhou Huada	Jiangsu Huadong	Jiangsu Yada	Total
Management	11	33	37	81
Sales and Marketing	9	36	35	80
Research and Development	-	37	32	69
Production	33	95	128	256
Subtotal Total	53	201	232	486

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

E. Share Ownership

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 697,914 shares of Ordinary Shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongjun Liu(1)	159,350	18.57%
Ordinary Shares	Xin Wang	-	-%
Ordinary Shares	Lianzhang Zhao	-	-%
Ordinary Shares	Tongying Zhang	-	-%
Ordinary Shares	Xiaoming E	-	-%
Ordinary Shares	Huijuan Zhao	-	-%
Ordinary Shares	Wenzhang Jia	-	-%
Total of All Current Officers and Directors:		159,350	18.57%
≥ 5% Beneficial Owners
None.

(1)	Mr. Liu holds these shares through Bright Accomplish Limited, a holding company controlled jointly by Mr. Liu and his wife, Yin Liu.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

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

Name of related parties	Relationship with the Company
Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”)	An equity method investee
Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”)	An equity method investee
Jiangsu Guomai Medical Equipment Co., Ltd (“Jiangsu Guomai”)	An equity method investee
Ms. Liu Fang	Daughter of Mr. Yongjun Liu, a shareholder of the Company
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Mr. Kai Liu, son of Mr.Yongjun Liu, a shareholder of the Company

(1) Transaction with Ms. Liu Fang

On December 19, 2023, Jiangsu Huadong signed a letter of intent with Ms. Fang Liu (daughter of Mr. Yongjun Liu) to purchase 40% equity interest of Jiangsu Guomai Medical Equipment Co., Ltd (“Guomai”). Jiangsu Huadong prepaid $9.2 million in deposits to Ms. Liu Fang and, as a result, a 40% equity interest in Guomai was pledged to Jiangsu Huadong. The transaction was closed in November 2024.

(2) Transaction with Yangzhou Meihua Import and Export Co., Ltd.

We sell products at market price to Yangzhou Meihua Import and Export Co., Ltd., an affiliate of us. For the fiscal years ended December 31, 2025, 2024 and 2023, the sales amount was $831,327, $768,553 and $416,441, respectively, and as of December 31, 2025 and 2024, the amount account receivable from Yangzhou Meihua Import and Export Co., Ltd. Were $1,499,525, and $727,180, respectively. The main business of Yangzhou Meihua Import and Export Co., Ltd. is the import and export of medical consumables, and the main types of products it purchases from the Company are dressing wounds and wiping wounds, Yang Ke Tou (Suction tube), disposable urinary swab, disposable umbilical cord clamp, disposable suction connection pipe, disposable medical gauze, medical urine cup, medical disinfection dressing surgical kit and round head steel needles.

(2) Loans to related parties:

Due from related party	As of December 31,
Name of related party	2025	2024
Zhongxiangxin	$-	$6,854,443
Hainan Guoxie	11,466,326	10,190,726
Jiangsu Guomai	10,009,867	-
Total	$21,476,193	$17,045,169

For the year ended December 31, 2024, the Company advanced $6,849,972 (RMB50 million) to Zhongxiangxin with a fixed interest rate of 2.35%. As of December 31, 2024, principal and interests amounted to $6,854,443, which were fully collected on March 20, 2025.

For the year ended December 31, 2024, the Company advanced $10,190,726 to Hainan Guoxie. The advance is interest-free and will be converted into a capital injection in Hainan Guoxie. For the year ended December 31, 2025, the Company further advanced $1,275,600 (RMB5.8 million) to Hainan Guoxie.

For the year ended December 31, 2025, the Company advanced $10,438,861 to Jiangsu Guomai with a fixed interest rate of 2.35%, The advance was used to support the operations of Guomai. After partial collection, the principle and interests amounted to $10,009,867 as of December 31, 2025.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

See Item 4 -B “Business Overview” above, under “Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares is listed on the OTC Market and trade under the symbol “MHUAF.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-3 filed on February 24, 2025, which section is incorporated herein by reference. Our Second Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.4 to this Annual Report, and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects-F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this Annual Report or otherwise described or referenced in this Annual Report.

D. Exchange Controls

Cayman Islands Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Class A Ordinary Shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no material Cayman Islands laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our Class A Ordinary Shares. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Class A Ordinary Shares.

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

According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise. On October 23, 2019, the SAFE issued the SAFE Circular 28, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under the PRC Foreign Exchange Administration Regulations. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares and Class B Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares and Class B Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Payments of dividends and capital in respect of Class A Ordinary Shares and Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares and Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, its sole asset is its share ownership of its direct subsidiary, a Hong Kong company, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares and Class B Ordinary Shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares and Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares and Class B Ordinary Shares by a U.S. holder (as defined below) that acquires our Class A Ordinary Shares and Class B Ordinary Shares and holds our Class A Ordinary Shares and Class B Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares and Class B Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our Class A Ordinary Shares and Class B Ordinary Shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares and Class B Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares and Class B Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares and Class B Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and Class B Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares and Class B Ordinary Shares.

Sale or Other Disposition of Class A Ordinary Shares and Class B Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares and Class B Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A Ordinary Shares and Class B Ordinary Shares. Any capital gain or loss will be long-term if our Class A Ordinary Shares and Class B Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of our Class A Ordinary Shares and Class B Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our Class A Ordinary Shares and Class B Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares and Class B Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and Class B Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for our Class A Ordinary Shares and Class B Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares and Class B Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for our Class A Ordinary Shares and Class B Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and Class B Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Class A Ordinary Shares and Class B Ordinary Shares, provided that our Class A Ordinary Shares and Class B Ordinary Shares are regularly traded on the Nasdaq Global Market.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A Ordinary Shares and Class B Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares and Class B Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and Class B Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our Class A Ordinary Shares and Class B Ordinary Shares over the fair market value of such Class A Ordinary Shares and Class B Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our Class A Ordinary Shares and Class B Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of our Class A Ordinary Shares and Class B Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our Class A Ordinary Shares and Class B Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

If a U.S. holder owns our Class A Ordinary Shares and Class B Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

I. Subsidiary Information

See “Item 4.A, Information on the Company - History and Development of the Company” above.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciate by 4.2% and depreciated 2.8% for the year ended December 31, 2025 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,0000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.05 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $273.8 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 12,053 ordinary shares, at an exercise price of $298.69 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

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

B. Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

Five years warrants to purchase 12,053 of our Class A Ordinary Shares, exercisable at $298.69 per share, were issued to the Investors, dated December 27, 2023, which warrants are held by the Investors (as disclosed above) and were sold pursuant to an exemption from registration in accordance with Rule 506(b) of Regulation D under the Securities Act.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-258659), for our initial public offering, which was declared effective by the SEC on February 15, 2022. In February 2022, we completed our initial public offering in which we issued and sold an aggregate of 36,000 Ordinary Shares, at a price of $1,000 per share for approximately $34.6 million. Prime Number Capital LLC and Shengang Securities Company Limited were the representatives of the underwriters of our initial public offering.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed by management, including the Company’s Chief Executive Officer (“CEO”) and the Company’s Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2025 (the “Evaluation Date”).

Disclosure controls and procedures are controls and procedures that are designed to ensure that that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, and the identification of material weaknesses discussed below, our CEO and our CFO concluded that our disclosure controls and procedures, were not effective as of the Evaluation Date.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025. Our management identified the material weakness(es) in our internal control over financial reporting as insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Based on such assessment, we identified a material weakness in our internal control over financial reporting as of December 31, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements. As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

D. Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Wenzhang Jia, Anna Colin and Chongbo Gao. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Wenzhang Jia is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets Nasdaq’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on August 10, 2021 and is incorporated herein by reference. During the fiscal year ended December 31, 2025, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2025	2024	2023
Audit Fees*	$274,900	$357,783	$226,600
Audit-Related Fees
Tax Fees
All Other Fees
Total	$274,900	$357,783	$226,600

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

Issuer Purchases of Equity Securities

Period	(a) Total number of ordinary shares purchased	(b) Average price paid per ordinary share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
07/17/2024 to 08/14/2024	2,320	$83.03	2,320	$2,807,289
TOTAL	2,320	$83.03	320	$2,807,289

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 26, 2025, the Company, upon the approval of the Board and the audit committee of the Board (the “Audit Committee”), dismissed Kreit & Chiu CPA LLP (“Kreit & Chiu CPA”), the former independent registered public accounting firm of the Company and appointed Li CPA LLC (PCAOB ID: 7093) (“Li CPA”) to serve as its independent registered public accounting firm for the year ended December 31, 2025.

Kreit & Chiu CPA’s reports on the Company’s financial statements for the fiscal year ended December 31, 2024, 2023, and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years ended December 31, 2024, there were no disagreements with Kreit & Chiu CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu CPA, would have caused Kreit & Chiu CPA to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Kreit & Chiu CPA with a copy of the above disclosure and requested that Kreit & Chiu CPA furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Li CPA, neither the Company, nor someone on behalf of the Company, has consulted Li CPA regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Li CPA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we have the option to follow the corporate governance practices of our home country, as opposed to following Nasdaq corporate governance requirements, except to the extent that such laws would be contrary to U.S. securities laws and provided that we discloses the practices we are not following and describe the home country practices we follow instead. As we are a Cayman Islands company, our corporate governance practices are governed by applicable Cayman Islands law and our Memorandum and Articles, and we may choose to follow Cayman Islands practices where deemed appropriate.

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

As the Company’s business mainly focuses on the production and manufacturing of traditional medical devices and supplies, the majority of the Company’s computers are only connected to the Company’s internal network environment. External networks and data are filtered and screened through the central exchange servers. Therefore, from a hardware and software perspective, the Company is not exposed to significant cybersecurity risks. To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have not been material, have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, an actual or perceived breach of our cybersecurity could disrupt our production, damage our reputation, subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business and Industry - A breakdown in our information technology (IT) systems could result in a significant disruption to our business and Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.”

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Meihua International Medical Technologies Co., Ltd., dated November 10, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.2	Amended and Restated Articles of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.3	Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
1.4	Second Amended and Restated Memorandum of Association of Meihua International Medical Technologies Co., Ltd., dated November 8, 2025*
2.1	Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F/A filed on August 29, 2023)
2.3	Share Exchange Agreement by and among Meihua International Medical Technologies Co., Ltd., Kang Fu International Medical Co., Limited, and shareholders of Kang Fu International Medical Co., Limited, dated December 21, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
2.4	Form of Senior Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed December 28, 2023)
2.5	Form of Warrant (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed December 28, 2023)
2.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to Current Report on form 6-K dated December 28, 2023)
4.1	English Translation of Employment Agreement between Meihua International Medical Technologies Co., Ltd. and its CEO Yulin Wang (incorporated by reference to Registration Statement on Form F-1 /A filed September 13, 2021)
4.2	English Translation of Form of Sales Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our customer (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.3	English Translation of Form of Purchase Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd. and our supplier (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.4	English Translation of Form of Distributor Purchase Agreement between Jiangsu Yada Technology Group Co., Ltd and our distributor (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.5	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as borrower, and Bank of Communications Limited Yangzhou Branch as lender, dated August 24, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)

4.6	English Translation of Loan Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yongjun Liu as borrowers and Agricultural Bank of China Yangzhou Runyang Branch as lender, and Mortgage Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd as mortgagor and Agricultural Bank of China Yangzhou Runyang Branch as mortgagee, dated December 3, 2019 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.7	English Translation of Lease Agreement between Zhu Yi and Yangzhou Huada Medical Device Co., Ltd, dated November 20, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.8	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.9	English Translation of Lease Agreement between Yangzhou Huada Medical Device Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.10	English Translation of Lease Agreement between Jiangsu Huadong Medical Device Industrial Co., Ltd and Jiangsu Yada Technology Group Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.11	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Yangzhou Huada Medical Device Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.12	English Translation of Lease Agreement between Jiangsu Yada Technology Group Co., Ltd and Jiangsu Huadong Medical Device Industrial Co., Ltd, dated December 7, 2020 (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.13	English Translation of Agreement of Persons Acting-in-concert (incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
4.14	Collaboration Agreement with Zhong Jiang (incorporated by reference to Registration Statement on Form F-1/A filed August 31, 2021)
4.15	Form of Indemnification Escrow Agreement (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)
4.16	Form of Lock-up Agreement (included as Exhibit A to Underwriting Agreement) (incorporated by reference to Registration Statement on Form F-1/A filed December 2, 2021)

4.17	Form of Securities Purchase Agreement, dated as of December 27, 2023, by and among the Company and the Purchasers named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K filed December 28, 2023)
4.18	Amendment, dated December 26, 2024, between Meihua International Medical Technologies Co., Ltd. and the parties named therein (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed January 3, 2025).
4.19	Form of Amended Director Offer Letter*
4.20	Form of Employment Agreement (incorporated by reference to Exhibit 4.1 to Current Report on Form 6-K filed August 21, 2025)
8.1	List of Subsidiaries.*
11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Registration Statement on Form F-1 filed August 10, 2021)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)*
13.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
13.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).**
23.1	Consent of Kreit & Chiu CPA LLP*
23.2	Consent of Li CPA, PLLC*
97.1	Form of Executive Compensation Clawback Policy, effective as of December 1, 2023 (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed April 24, 2024).
99.1	Form of Share Repurchase Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K filed July 1, 2024).
99.2	Form of Rule 10b5-1 Repurchase Plan (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed July 1, 2024).
99.3	Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K filed July 1, 2024).
99.4	Opinion of Zhejiang Taihang Law Firm
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herein.

**	Furnished herein.

***	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 29, 2026	MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES LIMITED

/s/ Leyi Lee
Leyi Lee
Chief Executive Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Meihua International Medical Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Meihua International Medical Technologies Co., Ltd. (the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ LI CPA LLC

We have served as the Company’s auditor since 2025.

Aurora, Colorado

April 29, 2026

PCAOB ID Number 7093

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Meihua International Medical Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Meihua International Medical Technologies Co., Ltd. (the “Company”) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Kreit & Chiu CPA LLP

We served as the Company’s auditor from 2022 to 2025.

Los Angeles, California

April 25, 2025

PCAOB ID: 6651

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and 2024

(US$, except share data or otherwise noted)

	2025	2024

Assets
Cash	$15,153,909	$15,960,057
Restricted Cash	-	1,328,895
Bank acceptance receivables	12,064,673	18,566,258
Accounts receivable, net	84,325,038	78,660,700
Accounts receivable-a related party	1,499,525	727,180
Inventories	1,704,309	1,409,639
Due from related parties	21,476,193	17,045,169
Prepayments and other current assets	17,359,921	9,740,424
Total current assets	153,583,568	143,438,322

Property, plant and equipment	7,699,159	7,886,579
Intangible assets	446,495	443,035
Long term investment	23,452,325	22,389,540
Prepayments and other noncurrent assets	22,000,808	11,088,736
Deferred tax assets.net	-	992,904
Total assets	$207,182,355	$186,239,116

Liabilities and shareholders’ equity
Liabilities
Short-term bank borrowings	$8,987,430	$7,945,966
Accounts payable	8,420,142	15,475,673
Taxes payable	169,868	1,243,127
Accrued expenses and other current liabilities	673,703	1,269,908
Contingent liability	-	1,328,895
Total current liabilities	$18,251,143	$27,263,569

Commitments and contingencies

Shareholders’ equity
Class A Ordinary Shares, $0.05 par value, 7,000,000,000 shares authorized, 697,914 and 319,045 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively*	34,894	15,951
Class B Ordinary Shares, $0.05 par value,1,000,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and December 31, 2024*	-	-
Preferred share, $0.05 par value, 2,000,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024	-	-
Share to be issued	6,080,000	-
Treasury shares, at cost, 2,320 shares both as of December 31, 2025 and 2024, respectively*	(200,000)	(200,000)
Additional paid-in capital	59,642,379	49,221,322
Statutory surplus reserves	16,300,937	16,238,283
Retained earnings	111,945,994	105,226,822
Accumulated other comprehensive loss	(4,872,992)	(11,526,831)
Total shareholders’ equity	$188,931,212	$158,975,547
Total equity	$188,931,212	$158,975,547

Total liabilities and equity	$207,182,355	$186,239,116

*	Number as of December 31, 2024 was retroactively restated for 100-for-1 share consolidation with effective date of November 8, 2025.

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2025, 2024 and 2023

(US$, except share data or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
Revenues
Third party sales	$60,960,630	$96,141,089	$96,682,474
Related party sales	831,327	768,553	416,441
Total revenues	61,791,957	96,909,642	97,098,915
Cost of revenues	42,631,183	63,609,840	63,900,597

Gross profit	$19,160,774	$33,299,802	$33,198,318

Operating expenses
Selling	4,224,423	6,637,689	7,295,460
General and administrative	3,212,200	7,784,753	6,540,944
Research and development	2,382,984	3,456,098	2,753,315
Allowance for credit losses	1,057,255	1,109,347	1,933,661
Total operating expenses	10,876,862	18,987,887	18,523,380

Income from operations	8,283,912	14,311,915	14,674,938

Other (income) expense:
Change in fair value in convertible debt	-	678,297	-
Interest expense	241,523	1,506,700	250,781
Interest income	(1,258,606)	(1,014,402)	(873,439)
Currency exchange loss (gain)	(35,852)	(380,254)	153,440
Other (income) expense, net	(68,709)	(104,557)	95,382
Total other (income) expenses	(1,121,644)	685,784	(373,836)

Income before income tax provision	9,405,556	13,626,131	15,048,774
Income taxes expense	2,623,730	2,788,824	3,457,733
Net income	$6,781,826	$10,837,307	$11,591,041
Net loss attributable to non-controlling interests	-	(6,282)	(34,376)
Net income attributable to shareholders	6,781,826	10,843,589	11,625,417

Foreign currency translation adjustment	6,653,839	(4,271,912)	(3,432,299)
Comprehensive income	$13,435,665	$6,565,395	$8,158,742
Comprehensive loss attributable to non-controlling interests	-	(20,015)	(50,161)
Comprehensive income attributable to shareholders	$13,435,665	$6,585,410	$8,208,903

Weighted average number of ordinary shares - basic and diluted*	376,035	273,717	239,400
EPS – basic and diluted*	$18.04	$39.62	$48.56
-Basic and diluted – Class A Ordinary shares	$18.04	$39.62	$48.56
-Basic and diluted – Class B Ordinary shares	$-	$-	$-

*	Share and per share number for the years ended December 31, 2024 and 2023 was retroactively restated for 100-for-1 share consolidation with effective date of November 8, 2025.

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2025, 2024 and 2023

(US$, except share data)

	Ordinary shares*				Additional paid-in	Share to be	Treasury	Treasury shares	Statutory surplus	Retained	Accumulated other comprehensive	Non-controlling	Total
	Class A	Amount	Class B	Amount	capital	issued	shares	amount	reserves	earnings	income (loss)	interests	Equity
Balance as of December 31, 2022	239,400	11,970	-	-	42,967,006	-	-	-	15,665,860	83,330,239	(3,852,138)	556,143	138,679,080
Net income	-	-	-	-	-	-	-	-	-	11,625,417	-	(34,376)	11,591,041
Appropriation of statutory reserve	-	-	-	-	-	-	-	-	319,767	(319,767)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(3,416,514)	(15,785)	(3,432,299)
Balance as of December 31, 2023	239,400	11,970	-	-	42,967,006	-	-	-	15,985,627	94,635,889	(7,268,652)	505,982	146,837,822
Conversion of convertible debt	79,645	3,981	-	-	5,659,316	-	-	-	-	-	-	-	5,663,297
Treasury stocks	-	-	-	-	-	-	(2,320)	(200,000)	-	-	-	-	(200,000)
Warrants	-	-	-	-	595,000	-	-	-	-	-	-	-	595,000
Net income	-	-	-	-	-	-	-	-	-	10,843,589	-	(6,282)	10,837,307
Disposal of shareholders’ interest in a subsidiary	-	-	-	-	-	-	-	-				(485,967)	(485,967)
Appropriation of statutory reserve	-	-	-	-	-	-	-	-	252,656	(252,656)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(4,258,179)	(13,733)	(4,271,912)
Balance as of December 31, 2024	319,045	15,951	-	-	49,221,322	-	(2,320)	(200,000)	16,238,283	105,226,822	(11,526,831)	-	158,975,547
Issuance of common shares in private placements	360,000	18,000	-	-	10,422,000	6,080,000	-	-	-	-	-	-	16,520,000
Fractional share issued for reverse stock split	18,869	943	-	-	(943)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	6,781,826	-	-	6,781,826
Appropriation of statutory reserve	-	-	-	-	-	-	-	-	62,654	(62,654)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	6,653,839	-	6,653,839
Balance as of December 31, 2025	697,914	34,894	-	-	59,642,379	6,080,000	(2,320)	(200,000)	16,300,937	111,945,994	(4,872,992)	-	188,931,212

*	Share and per share number for the years ended December 31, 2024 and 2023 was retroactively restated for 100-for-1 share consolidation with effective date of November 8, 2025.

The accompanying notes form an integral part of these consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2025, 2024 and 2023

(US$)

	For the Year Ended December 31
	2025	2024	2023
Cash Flows from operating activities:
Net income	$6,781,826	$10,837,307	$11,591,041
Adjustments reconcile net income to net cash provided by operating activities:
Depreciation	533,963	543,658	408,233
Amortization	15,508	26,973	62,149
Net loss from disposal of property, plant and equipment	-	-	102,319
Allowance for credit losses	1,057,255	1,109,347	1,933,661
Deferred tax expense (benefit)	1,008,348	(642,635)	(370,475)
Currency exchange loss (gain)	(35,852)	(380,254)	153,440
Net interest income (expense)	(476,243)	1,259,084	-
Gain from equity method investments	(80,207)	(94,183)	(4,832)
Gain from disposal of equity interest in a subsidiary	-	(21,360)	-
Loss from disposal of property, plant and equipment	-	111	-
Change in fair value in convertible debt	-	678,297	-
(Reversal) accrual of contingent liability	(1,349,565)	1,348,027	-
Amortization of operating lease right-of-use assets	-	404	611
Changes in operating assets and liabilities:
Bank acceptance receivables	7,116,691	1,326,316	1,026,148
Accounts receivable	(3,255,715)	(4,253,900)	(13,558,315)
Accounts receivable-related party	(720,477)	(287,364)	(457,585)
Inventories	(226,647)	165,759	(528,635)
Prepayments and other assets	(591,057)	1,304,710	1,760,865
Due from related parties	-	-	(21,184)
Accounts payable	(7,478,925)	932,491	185,902
Taxes payable	(1,097,189)	188,426	(16,893)
Accrued expenses and other current liabilities	(631,831)	596,218	9,911
Operating leases liabilities	-	(627)	(611)
Net cash provided by operating activities	569,883	14,636,805	2,275,750

Cash flows from investing activities:
Purchases of property, plant and equipment	(15,629)	(133,550)	(1,182,699)
Additions to intangible assets	-	-	(3,503,883)
Long term investment	-	(4,864,016)	-
Proceeds from disposal of long-term investment	-	567,115	353,062
Proceeds from disposal of property, plant and equipment	-	-	348,321
Collection of long-term deposits for buildings	-	1,389,719	706,125
Cash in disposed subsidiary	-	(89,719)	-
Prepayment for digital assets investments	(16,520,000)	-	-
Advance to related parties	(10,963,478)	(17,290,577)	-
Deposits to a related party	-	-	(9,179,624)
Collection from related parties	7,373,913	-	-
Net cash used in investing activities	(20,125,194)	(20,421,028)	(12,458,698)

Cash flows from financing activities:
Proceeds from convertible debt	-	5,580,000	-
Proceeds from short-term bank borrowings	14,608,696	10,561,863	6,637,574
Repayment to short-term bank loans	(13,933,913)	(9,728,032)	(5,931,449)
Share repurchase	-	(200,000)	-
Proceeds from private placement	16,520,000	-	-
Net cash provided by financing activities	17,194,783	6,213,831	706,125

Effect of foreign exchange rate changes	225,485	(67,534)	(332,999)
Net increase (decrease) in cash and restricted cash	(2,135,043)	362,074	(9,809,822)
Cash and restricted cash, beginning of year	17,288,952	16,926,878	26,736,700
Cash and restricted cash, end of year	$15,153,909	$17,288,952	$16,926,878

Reconciliation to amount on consolidated balance sheets:
Cash	$15,153,909	$15,960,057	$15,560,662
Restricted cash	-	1,328,895	1,366,216
Total cash and restricted cash	$15,153,909	$17,288,952	$16,926,878

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for:
Interest	$241,523	$247,615	$250,781
Income taxes	$2,904,040	$3,657,394	$3,583,143

Non-cash transactions
Deposits to a related party reclassified to investments	$-	$9,033,173	$-
Operating lease right-of-use asset obtained in exchange of operating lease liabilities	$-	$-	$7,697

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

As of December 31, 2025, the Company’s subsidiaries are as follows:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding
扬州华达医疗器械有限公司 Yangzhou Huada Medical Device Co., Ltd. (“Yangzhou Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales
江苏亚达科技集团有限公司 Jiangsu Jiangsu Yada Technology Group Co., Ltd. (“Jiangsu Jiangsu Yada”)	Yangzhou	100% by Yangzhou Huada	December 5, 1991	Medical Equipment Sales
江苏华东医疗器械实业有限公司 Jiangsu Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Jiangsu Jiangsu Huadong”)	Yangzhou	100% by Jiangsu Yada	November 18, 2000	Medical Equipment Sales
海南瑞营科技有限公司 Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”)	Hainan	51% by Jiangsu Huadong	October 25, 2023	Medical Equipment Sales
美华未来制造有限公司 Meihua Future Manufacturing Limited (“Meihua Future”)	New York	100% by Meihua	July 31, 2025	SaaS service and development

Kang Fu was incorporated on October 13, 2015 with a registered capital of HKD 63,254,200 ($8,109,513). Kang Fu is a holding company with no operations. Yangzhou Huada, Jiangsu Yada and Jiangsu Huadong are directly or indirectly 100% owned by Kang Fu for all the periods presented.

Yangzhou Huada is a subsidiary wholly owned by Kang Fu and established in Yangzhou, China on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400.

Jiangsu Yada is a subsidiary wholly owned by Yangzhou Huada and was established in Yangzhou, China on December 5, 1991 with a registered capital of RMB51,390,000.

Jiangsu Huadong is a subsidiary wholly owned by Jiangsu Yada and was established in Yangzhou, China on November 18, 2000 with a registered capital of RMB50,000,000.

Those three subsidiaries primarily manufacture and sell Class I, II and III disposable medical devices under the Company’s own brands, and distribute Class I, II and III disposable medical devices sourced from other manufacturers to our domestic and overseas customers.

Hainan Ruiying is a subsidiary 51% owned by Jiangsu Huadong and established in Hainan, China on October 25, 2023 with a registered capital of RMB10,000,000. Hainan Ruiying has not commenced its intended operation for the year ended December 31, 2024.

Meihua Future is a subsidiary wholly owned by Meihua and was established in New York, United States on July 31, 2025 with a registered capital of $5,000.

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

The most significant estimates and judgments include allowance for credit loss, the fair value of convertible loans and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

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

	For the Years Ended December 31
	2025	2024	2023
Period Ended spot	US$1=RMB 6.9931	US$1=RMB 7.2993	US$1=RMB 7.0999
Period Average	US$1=RMB 7.1875	US$1=RMB 7.1957	US$1=RMB 7.0809

The exchanges rates used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for each year ended December 31, 2025, 2024 and 2023.

2. Summary of Significant Accounting Policies (cont.)

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of December 31, 2025 and 2024, substantially all the Company’s cash were held in major financial institutions located in Hong Kong and mainland China, which management considers to be of high credit quality.

For the year ended December 31, 2025, no customer accounted for approximately 10% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for approximately 12.77% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for approximately 16.84% of the Company’s total revenues.

As of December 31, 2025, no customer accounted for approximately 10% of the Company’s accounts receivable. As of December 31, 2024, one customer accounted for approximately 11.84% of the Company’s accounts receivable.

For the year ended December 31, 2025, one supplier accounted for approximately 12.26% of the Company’s total purchases. For the year ended December 31, 2024, one supplier accounted for approximately 13.73% of the Company’s total purchases. For the year ended December 31, 2023, one supplier accounted for approximately 14.46% of the Company’s total purchases.

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

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of December 31, 2025 and 2024.

Assets and liabilities measured or disclosed at fair value on a recurring basis

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

2. Summary of Significant Accounting Policies (cont.)

Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted Cash

The Company’s restricted cash is substantially cash balance in designated bank accounts as security for lawsuit in process.

Bank Acceptance Receivables

Bank acceptance receivables are issued by bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. The Company is not lending money, it just sells goods to the customers (customers can pay the purchased goods by cash, accounts receivable or bank acceptance receivables). The receivables mature within one year, and are non-interest bearing. As bank acceptance receivables are issued by the banks and payments are guaranteed. The Company has not discounted any bank acceptances and there were no endorsed bank acceptances that are unmatured as of December 31, 2025. The Company collected approximately $7.7 million as of April 8, 2026.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

The Company’s allowances for credit losses were $4,186,070 and $2,969,406 as of December 31, 2025 and 2024, respectively. (see Note 3).

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

There were no write-downs recognized of inventories as of December 31, 2025 and 2024.

Prepayment and other current assets

Prepayment and other assets primarily consist of prepayments for land use right and property, prepayment for digital assets investments, refundable tax credits and receivables, security deposits made to customers, advances to employees and land use right receivable, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the utilization or refund of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

2. Summary of Significant Accounting Policies (cont.)

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended December 31, 2025, 2024 and 2023. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

2. Summary of Significant Accounting Policies (cont.)

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

For the years ended December 31, 2025, 2024 and 2023, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

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

2. Summary of Significant Accounting Policies (cont.)

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

5)	Recognize revenue when or as the entity satisfies a performance obligation

Product sales

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms for product sales are generally set at 90 to 180 days after the consideration becomes due and payable. Revenue from disposable medical devices product sales accounted for 97.38%, 100% and 100% of total revenue for the year ended December 31, 2025, 2024 and 2023, respectively.

SaaS development service

The Company started to introduce SaaS development service to its customers in 2025. The contract term for SaaS development service is generally within one to twelve months. The Company’s SaaS development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required.  Revenue from SaaS development service is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company and the Company has an enforceable right for payments. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, revenue is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. Revenue from SaaS development service accounted for 2.62%, nil and nil of total revenue for the year ended December 31, 2025, 2024 and 2023, respectively.

Revenue Disaggregation

The Company’s disaggregated revenues are represented by three categories which are type of goods and type of customers.

Type of Revenue

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Self-manufactured disposable medical devices	27,280,190	47,606,340	48,196,669
Resales of disposable medical devices from third party manufacturers	32,891,767	49,303,302	48,902,246
SaaS development service	1,620,000	-	-
Total Revenue	61,791,957	96,909,642	97,098,915

Type of sale model

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Direct sales of disposable medical devices	5,821,022	6,766,636	8,077,373
Distributors sales of disposable medical devices	54,350,935	90,143,006	89,021,542
SaaS development service	1,620,000	-	-
Total Revenue	61,791,957	96,909,642	97,098,915

2. Summary of Significant Accounting Policies (cont.)

Earnings per Ordinary Share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between Ordinary Shares and other participating securities based on their participating rights. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

Comprehensive Income

ASC 220, Comprehensive Income (“ASC 220”) establishes rules for reporting and display of comprehensive income and its components. ASC 220 requires that unrealized gains and losses on the Company’s foreign currency translation adjustments be included in comprehensive income.

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $324, $861 and $8,096 for the years ended December 31, 2025, 2024 and 2023, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $2,382,984, $3,456,098 and $2,753,315 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

2. Summary of Significant Accounting Policies (cont.)

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

The Company has disclosed the type of revenue by government category as follows.

	December 31, 2025			December 31, 2024			December 31, 2023
	US$			US$			US$
Category	Produced	Purchased	Total	Produced	Purchased	Total	Produced	Purchased	Total
Class I	4,769,620	6,050,564	10,820,184	10,462,456	10,462,508	20,924,964	6,259,470	8,695,782	14,955,252
Class II	20,520,326	21,833,480	42,353,806	34,093,194	34,353,345	68,446,539	37,515,249	35,188,004	72,703,253
Class III	243,414	1,476,435	1,719,849	524,269	1,199,091	1,723,360	895,344	1,572,707	2,468,051
Others	1,746,830	3,531,288	5,278,118	2,526,422	3,288,357	5,814,779	3,526,606	3,445,753	6,972,359
SaaS service and development	-	1,620,000	1,620,000	-	-	-	-	-	-
Total	27,280,190	34,511,767	61,791,957	47,606,341	49,303,301	96,909,642	48,196,669	48,902,246	97,098,915

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		December 31,	December 31,	December 31,
Category	Products	2025	2024	2023
		US$	US$	US$
Class I	Eye drops bottle	1,303,463	1,540,486	1,904,140
	Oral medicine bottle	1,910,040	2,804,649	2,900,606
	Anal bag	1,800,714	3,528,487	1,527,406
	Other Class I	5,805,967	13,051,342	8,623,100
Subtotal-Class I		10,820,184	20,924,964	14,955,252
Class II	Masks	109,356	150,666	55,428
	Identification tape	7,865,318	13,627,229	11,386,775
	Disposable medical brush	5,211,035	9,836,287	8,808,084
	Gynecological inspection kits	5,842,794	8,122,799	7,453,735
	Surgical kit	965,559	2,583,310	3,327,658
	Medical brush	2,175,817	5,110,705	5,776,772
	Medical kit	846,914	1,667,447	2,614,953
	Other Class II	19,337,013	27,348,096	33,279,848
Subtotal-Class II		42,353,806	68,446,539	72,703,253
Class III	Electronic pump	127,276	145,123	225,510
	Anesthesia puncture kit	224,032	335,460	326,671
	Disposable infusion pump	127,368	130,059	176,061
	Infusion pump	37,858	112,523	304,978
	Electronic infusion pump	2,859	3,987	967
	Laparoscopic trocar	41	31,206	44,783
	Other Class III	1,200,415	965,002	1,389,081
Subtotal-Class III		1,719,849	1,723,360	2,468,051
Others		5,278,118	5,814,779	6,972,359
SaaS service and development		1,620,000	-	-
Total		61,791,957	96,909,642	97,098,915

For the years ended December 31, 2025, 2024 and 2023, revenues and assets within PRC contributed over 75.8% of the Company’s total revenues and assets.

2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Company adopted this ASU on January 1, 2024. The adoption of this ASU did not have significant impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company adopted this ASU on January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01 (“ASU 2024-01”), which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those periods. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact these standards will have on it financial statements.

2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements (cont.)

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined balance sheets, statements of income and statements of cash flows.

3. Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$90,010,633	$82,357,286
Less: allowances for credit losses	(4,186,070)	(2,969,406)
Total accounts receivable, net	85,824,563	79,387,880
Less: accounts receivable, net, related parties	(1,499,525)	(727,180)
Accounts receivable from third parties, net	$84,325,038	$78,660,700

For the years ended December 31, 2025, 2024 and 2023, allowance for credit losses were $1,057,255, $1,109,347 and $1,933,661, respectively.

Allowance for credit losses movement is as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$(2,969,406)	$(1,928,486)
Allowance for credit losses	(1,057,255)	(1,109,347)
Foreign exchange translation	(159,409)	68,427
Ending balance	$(4,186,070)	$(2,969,406)

4. Prepayments and other assets

Prepayments and other current assets consist of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Long term receivable on land use right (1)	11,990,941	11,088,736
Receivable for property (2)	10,009,867	9,589,961
Prepayment for digital assets investments (3)	16,520,000	-
Prepayment tax	649,524	-
Others receivable	190,397	150,463
Total	39,360,729	20,829,160
Less: non-current portion	(22,000,808)	(11,088,736)
Prepayments and other current assets	17,359,921	9,740,424

(1)	On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million ($7.27 million) and RMB 60 million ($8.62 million), respectively, in 2018 and 2019 according to the agreement. As a result of COVID-19, the land use right had not been transferred to the Company as scheduled. Both parties agreed to cancel the transaction and the funds that were prepaid for land use right will be returned to the Company before December 31, 2027. As of December 31, 2025, the Company collected RMB 20 million ($2.74 million). The Company expects to recover the payment in instalments over the next two years.

(2)	On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million ($13.03 million). As a result of COVID-19, the factory building had not been completed as scheduled. Both parties agreed to cancel the transaction and that the deposit for the building would be returned to the Company on or before December 31, 2025, with such deposit accumulating interest at an annual interest rate of 3.5%. For the year ended December 31, 2023, the Company collected principal of RMB5 million ($706,125) and interest of RMB2.5 million ($0.35 million). For the year ended December 31, 2024, the Company collected principle of RMB 10 million ($1.37 million) and interest of RMB 2.98 million ($0.41 million). For the year ended December 31, 2025, the Company collected interests of RMB 2.5 million ($0.34 million). Both parties agreed to extend the loan to December 31, 2027 at an annual interest rate of 3.5%.

(3)	On October 10, 2025 and December 25, the Group entered into arrangements with Newglory Asset Management (“NAM”) and Jerris Fund Management LLC (“JFM”) to invest in digital assets (“ICO token”) for an aggregate consideration of $16.52 million. NAM and JFM were engaged to conduct the investment on the Group’s behalf and shall make investment decisions independently based reasonable market condition and shall provide the relevant digital assets acquired to the Company’s account no later than June 25, 2026. As of December 31, 2025, the balance represents the investment fund of $16.52 million made to NAM and JFM as prepayment and the Company expects to receive the related digital assets by June 25, 2026.

5. Inventories

Inventories consist of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Raw material	731,461	716,293
Work-in-process	25,216	4,472
Finished goods	554,560	631,367
Goods shipped	359,328	-
Low-value consumables	33,744	57,507
Total	1,704,309	1,409,639

For the years ended December 31, 2025, 2024 and 2023, there were no writes-down of inventories.

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Buildings	9,483,670	9,085,838
Machinery and equipment	2,223,640	2,114,970
Motor vehicles	626,726	600,435
Electronic equipment	238,587	228,578
Office equipment	42,819	41,023
Inspection equipment	103,553	99,209
Total	12,718,995	12,170,053
Less: accumulated depreciation	5,019,836	4,283,474
Property and equipment, net	7,699,159	7,886,579

Depreciation expense was $ 533,963, $543,658 and $408,233 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the Company pledged buildings to secure bank borrowings as disclosed in Note 9.

7. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Land use rights	742,560	711,412
Patents	28,600	27,400
Software	12,560	12,033
Trademarks	120,120	115,080
Total	903,840	865,925
Less: accumulated amortization	457,345	422,890
Intangible assets, net	446,495	443,035

7. Intangible Assets (cont.)

Amortization expense was $15,508, $26,973 and $62,149 for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table sets forth the Company’s amortization expenses for the twelve months ending December 31 of the following years:

Twelve months ending December 31,	Estimated Amortization Expense
2026	$15,123
2027	14,851
2028	14,851
2029	14,851
2030	14,851
Thereafter	371,968
Total	$446,495

8. Investment

	Equity investments accounted for using the equity method (i)	Equity investments without readily determinable fair values (ii)	Total
	US$	US$	US$
Balance as of December 31, 2023	5,638,976	492,965	6,131,941
Additions	13,897,189	-	13,897,189
Transfer from the investment in subsidiary to equity investment	2,670,219	-	2,670,219
Share of gain in equity method investee	94,183	-	94,183
Foreign exchange translation	(390,525)	(13,467)	(403,992)
Balance as of December 31, 2024	21,910,042	479,498	22,389,540
Share of gain in equity method investee	80,207	-	80,207
Foreign exchange translation	961,583	20,995	982,578
Balance as of December 31, 2025	22,951,832	500,493	23,452,325

(i)	Equity investments accounted for using equity method

For the years ended December 31, 2025, 2024 and 2023, Jiangsu Huadong owns 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. For the years ended December 31, 2025, 2024 and 2023, the investment gain from Zhongxiangxin was $3,137, $6,578 and $4,832, respectively.

8. Investment (cont.)

On February 26, 2024, the Company transferred its 45% equity interest in Hainan Guoxie Technology Group Co,Ltd (“Hainan Guoxie”) from Kangfu to Jiangsu Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. During March 1, 2024 to December 31, 2024, the investment gain from Hainan Guoxie was $83,856. For the year ended December 31, 2025, the investment gain from Hainan Guoxie was $52,140.

On November 5, 2024, Jiangsu Huadong invested $13.7 million (RMB 100 million) into Jiangsu Guomai and obtained 40% ownership interest of Jiangsu Guomai with an equity method goodwill of $7.9 million (RMB57.6 million). Jiangsu Guomai manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. The difference between the carrying value of the equity interests in Jiangsu Guomai and the Group’s share of the carrying value of Jiangsu Guomai’s net assets is a basis difference, which was mainly allocated to amortizable land use right of $0.3 million (or RMB2.0 million) with a amortization period of 27 years, goodwill of $7.9 million (or RMB57.6 million) and deferred tax liabilities of $0.07 million (or RMB0.5 million) as of December 31, 2024. For the year ended December 31, 2025 and 2024, the investment gain from Jiangsu Guomai was $24,930 and $3,749.

On December 18, 2025, Ruiying invested into Hainan Anbes Toy Co., Ltd.(“Anhes”) and toy sales in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. For the year ended December 31, 2025, Anhes currently has no substantive operations.

(ii)	Equity investments without readily determinable fair value

On March 3, 2011, Jiangsu Yada invested RMB 6 million into Yangzhou Juyuan Guarantee Co., Ltd. (“Juyuan”) and obtained 12% equity interest of Juyuan. Juyuan mainly provides financing guarantee services and relevant consulting services to customers. Juyuan has only one executive director and one supervisor. Neither the executive director nor supervisor is related to Jiangsu Yada. Therefore, Jiangsu Yada has neither control nor significant influence over Juyuan. For the Company’s passive and without significant influence or control equity investment in a private company which does not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Jiangsu Yada for a consideration of RMB 2.5 million ($353,062). The carrying value of the investment amounted to $500,493 as of December 31, 2025.

For the years ended December 31, 2025, 2024 and 2023, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

9. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of December 31, 2025 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Jiangsu Huadong	2.46%	2025/1/14	2026/1/12*	10,000,000	1,429,981
Bank of China	Jiangsu Huadong	2.40%	2025/3/5	2026/5/4**	4,950,000	707,841
Bank of Communications	Jiangsu Huadong	2.25%	2025/6/18	2026/6/18**	1,000,000	142,998
Bank of Communications	Jiangsu Huadong	2.25%	2025/6/24	2026/6/24**	4,000,000	571,992
China Everbright Bank	Jiangsu Huadong	2.25%	2025/5/22	2026/11/22	4,900,000	700,691
CITIC Bank	Yangzhou Huada	2.30%	2025/9/26	2026/9/26	10,000,000	1,429,980
Bank of Communications	Yangzhou Huada	2.50%	2025/3/20	2026/3/18**	3,000,000	428,994
China Minsheng Bank	Yangzhou Huada	2.20%	2025/6/30	2026/6/30	5,000,000	714,990
China Zhe Shang Bank	Yangzhou Huada	2.11%	2025/6/24	2026/6/24**	5,000,000	714,990
China Zhe Shang Bank	Yangzhou Huada	2.11%	2025/9/19	2026/9/19	5,000,000	714,990
Agricultural Bank of China	Jiangsu Yada	2.35%	2025/4/14	2026/4/10**	10,000,000	1,429,983
Total					62,850,000	8,987,430

*	These loans were repaid upon maturity.

**	These loans were repaid in full prior to their contractual maturity dates.

Short-term bank borrowings as of December 31, 2024 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Jiangsu Huadong	3.30%	2024/2/1	2025/1/31	5,000,000	684,997
Bank of China	Jiangsu Huadong	2.42%	2024/3/11	2025/3/10	5,000,000	684,997
Bank of Communications	Jiangsu Huadong	2.55%	2024/4/23	2025/4/23	9,000,000	1,232,995
Bank of Jiangsu	Jiangsu Huadong	2.60%	2024/12/23	2025/12/15	10,000,000	1,369,994
CITIC Bank	Yangzhou Huada	2.70%	2024/9/26	2025/9/25	5,000,000	684,997
CITIC Bank	Yangzhou Huada	2.70%	2024/9/30	2025/9/25	5,000,000	684,997
Industrial and Commercial Bank of China	Jiangsu Yada	3.45%	2024/2/22	2025/2/21	9,000,000	1,232,995
Agricultural Bank of China	Jiangsu Yada	2.70%	2024/10/24	2025/10/23	10,000,000	1,369,994
Total					58,000,000	7,945,966

Interest expense was $241,523, $247,615 and $250,781 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu, Kai Liu and its subsidiary Jiangsu Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Buildings, net	1,622,619	1,062,792

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

Total lease expense for the years ended December 31, 2025, 2024 and 2023 amounted to $nil, $404 and $676, respectively.

11. Convertible loans

On December 27, 2023, the Company entered into a securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue, from time to time, up to $50,500,000 in the Company’s securities (the “Offering”), consisting of convertible notes, issuable at a 7.0% original issue discount (the “Notes”), and accompanying ordinary share purchase warrants (the “Warrants”) with five-year terms and exercisable for a number of the Company’s ordinary shares, par value $0.05 per share (the “Ordinary Shares”), equal to 50% of the number obtained from dividing each Note’s principal amount by the applicable VWAP (as defined in the SPA), subject to adjustment pursuant and a 4.99% beneficial ownership limitation. Pursuant to the SPA, the Company agreed to issue to the Investors at the initial closing of the Offering (the “First Closing”) $6,000,000 in Notes, convertible at the lower of (i) $273.8 per share (or 110% of the VWAP of the Ordinary Shares on December 27, 2023) or (ii) a price per share equal to 95% of the lowest VWAP of the Ordinary Shares during the seven (7)-trading day period immediately preceding the applicable conversion date, subject to certain adjustments and a 4.99% beneficial ownership limitation, and Warrants exercisable for up to an aggregate of 12,053 Class A ordinary shares, at an exercise price of $298.69 per share (or 120% of the VWAP of the Ordinary Shares on December 27, 2023). The Notes do not bear interest except upon the occurrence of an event of default thereunder, have 364-day maturity dates, must be redeemed by the Company at a premium in the event of (i) a Subsequent Financing (as defined in the SPA), (ii) a Change of Control (as defined in the SPA) and (iii) certain equity conditions listed therein. The Company also has the option to redeem the Notes in the event that the Company deems it in its best interest to do so, such as if it believes an event of default under the Notes is imminent. The Notes contain certain other covenants and events of default customary for similar transactions.

The First Closing occurred on January 2, 2024. Gross proceeds amounted to approximately $5,580,000. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4,800,000.

Based on the valuation report performed by an independent valuation firm, the fair value of the convertible notes upon issuance was determined to be of $49,850. The remaining $595,000 was allocated to the fair value of warrants, which was included in the Company’s equity. The Company has elected to recognize the convertible notes at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible notes were valued using the binomial tree model.

The assumptions used to value the convertible notes were as follows:

For the year ended December 31, 2024
Time to maturity	0.50 year -1.00 year
Historical volatility of the company’s share prices	54.3%-71%
Risk-free interest rate	4.78%-5.33%
Discount rate	5.48%-6.15%

For the year ended December 31, 2024, due to change in fair value of the convertible loans, the Company recognized unrealized loss of $678,297 in other expense.

The convertible debt was fully converted into 79,645 Class A ordinary shares (refer to Note 14) of the Company during the year ended December 31, 2024.

Effective December 26, 2024, the Company and the Investor reached into an agreement that there would only be the single $6,000,000 closing under the SPA, which occurred on January 2, 2024, and would be no additional closings under the SPA.

12. Taxes Payable

Taxes payable consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
VAT payable	32,471	381,502
Income tax payable	106,764	787,848
Other tax payable	30,633	73,777
Total	169,868	1,243,127

13. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

United States

Under the current laws of United States, the Company’s U.S. subsidiary, Meihua Future, is subject to U.S. federal corporate income tax at a rate of 21% and New York State/City income taxes. The NY State Corporate Franchise Tax is 6.5% for companies with a business income base of $5 million or less, plus a 1.95% MTA surcharge. The NYC Corporate Tax is 8.85%. State and local taxes are deductible from federal taxable income, resulting in a combined marginal rate of approximately 34.67%.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Effective April 1, 2018, a two-tiered profit tax rate regime applies, where the first HK$2.0 million of assessable profits are taxed at 8.25% and the remainder at 16.5%. Kang Fu is nominated by the Company as the entity to apply the two-tiered rates for the assessment years of 2025, 2024 and 2023.

PRC

Provisions for income tax are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Provisions for current income tax	1,615,382	3,431,459	3,828,207
Deferred income tax benefit	1,008,348	(642,635)	(370,474)
Total	2,623,730	2,788,824	3,457,733

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of December 31, 2025 and 2024, the Company had net operating losses of $nil, respectively, which will be available to offset future taxable income. If not used, these carryforwards will expire from 2025 through 2034.

13. Income Taxes (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of December 31, 2025 and 2024. However, since the deferred tax assets arising from operating loss has a limited window of use, to be conservative, management decided to record a partial valuation allowance. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the years ended December 31, 2025, 2024 and 2023, respectively:

	2025	2024	2023
	US$	US$	US$
Income before income tax provision	9,405,556	13,626,131	15,048,773
Tax at the PRC EIT tax rates	2,351,387	3,406,532	3,762,193
International tax rate difference	83,774	-	-
Effect of preferential tax	(455,040)	(574,656)	(554,322)
Tax effect of R&D expenses additional deduction*	(466,818)	(864,025)	(688,329)
Tax effect of non-deductible expenses	207,704	485,798	451,154
Change in valuation allowance	902,723	335,175	487,037
Income tax expense	2,623,730	2,788,824	3,457,733

*	According to PRC tax regulations, an additional of 100% of current year R&D expenses may be deducted from tax income.

Under the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

Jiangsu Huadong was granted a High and New Technology Enterprise (“HNTE”) certificate and received a preferential tax rate of 15% for a three-year validity period from November 30, 2016 and the HNTE certificate was renewed on December 19, 2025 with a three-year validity period. Thus, Jiangsu Huadong will remain eligible for a 15% preferential tax rate through December 31, 2028.

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

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Yangzhou Huada, Jiangsu Yada and Jiangsu Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Yangzhou Huada, Jiangsu Yada and Jiangsu Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2025, the Company has determined that the undistributed earnings in Yangzhou Huada, Jiangsu Yada and Jiangsu Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

14. Shareholders’ Equity

On November 8, 2025, the Company held an extraordinary general meeting of shareholders and approved the following, among others:

(1) Every 100 ordinary shares and preferred share of par value $0.0005 were consolidated into 1 ordinary share and preferred share of par value $0.05 each (the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from $50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to $50,000 divided into (i) 800,000 ordinary shares of par value $0.05 each and (ii) 200,000 preferred shares of par value $0.05 each. No fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares.

(2) Immediately following the Share Consolidation, the authorized share capital of the Company be increased from $50,000 divided into (i) 800,000 ordinary shares of par value $0.05 each and (ii) 200,000 preferred shares of par value $0.05 each to $500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value $0.05 each and (ii) 2,000,000,000 preferred shares of par value $0.05 each, by the creation of 7,999,200,000 ordinary shares of $0.05 each and 1,999,8000,000 preferred shares of $0.05 each (the “Increase of the Authorized Share Capital”)

(3) 7,000,000,000 of the authorized ordinary shares of par value $0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value $0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; 1,000,000,000 of the authorized but unissued ordinary shares of par value of $0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value $0.05 each (the “Class B Ordinary Shares”) will be created; and such that the authorized share capital of the Company shall become $500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of $0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of $0.05 each and (c) 2,000,000,000 preferred shares of a par value of $0.05 each (the “Share Capital Amendment”).

In addition, following the Share Capital Amendment having taken effect, and upon the Company’s receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL in consideration of and out of the proceeds of the Company’s new issuance of 159,350 Class B Ordinary Shares to BAL (the “Issuance of Class B ordinary share”). The Issuance of Class B shares are subject to further approval by the Board of Directors. As of December 31, 2025 and the date of this report, the Issuance of Class B ordinary shares has not been approved by the Board of Directors.

The Share Consolidation and the Increase of the Authorized Share Capital and the Share Capital Amendment was considered as the Company’s recapitalization. All historical share and per share amounts in these condensed financial statements have been retroactively adjusted to reflect the share consolidation and redesignation. As of December 31, 2025 and 2024, the Company had 697,914 and 319,045 Class A ordinary shares issued and outstanding, respectively. The Company had nil Class B ordinary shares and nil preferred shares issued and outstanding as of December 31, 2025 and 2024.

14. Shareholders’ Equity (cont.)

Private placements

On October 8, 2025, the Company entered into a Securities Purchase Agreement. Pursuant to the agreement, the Company shall issue 400,000 Class A shares at a price of $38.0 per share, net proceeds of $15.2 million was collected on October 21, 2025. On October 17, 2025, the Company issued 240,000 shares for net proceeds of $9.12 million. The remaining 160,000 Class A share were issued on January 14, 2026 for net proceeds of $6.08 million.

On December 5, 2025, the Company entered into a Securities Purchase Agreement. Pursuant to the agreement, the Company issued 120,000 Class A shares at a price of $11.0 per share for net proceeds of $1.3 million.

Conversion of convertible loans

For the year ended December 31, 2024, the Company issued 79,645 Class A ordinary shares upon the conversion of $6,000,000 of convertible debt with conversion prices ranging from $62 to $89 per share.

Warrants

As of December 31, 2025, there were 12,053 warrants outstanding and exercisable, exercise price of $298.69 per share, which was related to warrants issued in connection of the Company’s convertible loans with fair value of $595,000. No warrants have been exercised for the year ended December 31, 2025.

The warrants were valued using the black-Scholes model. The assumptions used to value the warrants were as follows:

As of issue date (Jan 2, 2024)
Share price	$140
Exercise price	$298.69
Interest rate	3.93%
Time to maturity	5 years
Volatility	59%

A summary of warrants activity for the December 31, 2025 was as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average life Years	Expiration dates
		US$ per share
Balance of warrants outstanding as of December 31, 2024	12,053	298.69	5	January 2,2029
Balance of warrants outstanding and exercisable as of December 31, 2025	12,053	298.69	5	January 2,2029

Treasury Shares

For the year ended December 31, 2025, the Company repurchased an aggregate of 2,320 Class A ordinary share with total repurchase cost of $200,000, which was recorded as treasury shares. As of December 31, 2025, all these shares were held in an escrow account as reserve solely for potential future re-issuance.

15. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2025 and December 31, 2024, the Company have a discretionary surplus reserve $16,300,937 and $16,238,283.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $56,107,444 and $40,330,565 as of December 31, 2025 and December 31, 2024, respectively.

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

16. Related Party Transactions and Balances

(1)	Related Parties:

Name of related parties	Relationship with the Company
Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”)	An equity method investee
Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”)	An equity method investee
Jiangsu Guomai Medical Equipment Co., Ltd (“Jiangsu Guomai”)	An equity method investee
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Mr. Kai Liu, son of Mr.Yongjun Liu, a shareholder of the Company

(2)	Accounts receivable from a related party

	As of December 31,
Name of related party	2025	2024
Yangzhou Meihua Import and Export Co., Ltd.	$1,499,525	$727,180

For the year ended December 31, 2025 and 2024, the Group sold manufactured products to Yangzhou Meihua Import and Export Co., Ltd. The balance as of December 31, 2025 is outstanding as of the date of this report.

16. Related Party Transactions and Balances (cont.)

(3)	Due from related parties

Due from related party	As of December 31,
Name of related party	2025	2024
Zhongxiangxin	$-	$6,854,443
Hainan Guoxie	11,466,326	10,190,726
Jiangsu Guomai	10,009,867	-
Total	$21,476,193	$17,045,169

For the year ended December 31, 2024, the Company advanced $6,849,972 (RMB50 million) to Zhongxiangxin for its working capital purpose with a fixed interest rate of 2.35%. As of December 31, 2024, principal and interests amounted to $6,854,443, which were fully collected on March 20, 2025.

For the year ended December 31, 2024, the Company advanced $10,190,726 to Hainan Guoxie for its working capital purpose. The advance is interest-free and will be converted into a capital injection in Hainan Guoxie. For the year ended December 31, 2025, the Company further advanced $1,275,600 (RMB5.8 million) to Hainan Guoxie.

For the year ended December 31, 2025, the Company advanced $10,438,861 to Jiangsu Guomai for its working capital purpose with a fixed interest rate of 2.35%, The advance was used to support the operations of Guomai. After partial collection, the principle and interests amounted to $10,009,867 as of December 31, 2025.

(4)	Related Party Sales

The Company sells products to its related parties and the sales amount from related parties for 2025, 2024 and 2023 are as follows:

	For the Year Ended December 31,
Name of related party	2025	2024	2023
Yangzhou Meihua Import and Export Co., Ltd.	$831,327	$768,553	$416,441

17. Commitments And Contingencies

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2024, based on the progress of the legal proceeding, the amount of assets frozen by the court, and the professional assessment of the legal proceeding’s final outcome by the lawyers, the accrued contingency liability related to the legal proceeding unresolved amounted to $1,328,895. The Company is vigorously defending the claims and Mr. Yongjun Liu, our Chairman and shareholder, provided personal guarantee on any losses might incur for such pending lawsuit. As of December 31, 2025, the case was closed, and the Company was not legally liable. The accrued contingency liability was reversed.

18. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

Bank borrowing

As the date these consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $2,573,966 (RMB18 million) with interest rates ranging from 2.20%-2.25% and has bank loan repayment of $5,426,779 (RMB 38.0 million).

New bank borrowing

Subsequent new bank borrowings consisted of the following:

Lender	Company	Rate	Issuance Date	Collateral/ Security	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Jiangsu Huadong	2.20%	1/16/2026	Jiangsu Yada, Mr. Yongjun Liu,Ms. Yin Liu	10,000,000	1,429,981
Bank of Communications	Jiangsu Huadong	2.25%	1/28/2026	N/A	8,000,000	1,143,985
Total					18,000,000	2,573,966

Repayment

Subsequent repayments on bank borrowings consisted of the following:

Lender	Company	Rate	Repayment Date	Collateral/Security	Amount- RMB	Amount- USD
Jiangsu Yangzhou Rural Commercial Bank	Jiangsu Huadong	2.46%	1/12/2026	Jiangsu Yada, Mr. Yongjun Liu	10,000,000	1,429,981
Bank of Communications	Jiangsu Huadong	2.25%	1/28/2026	N/A	5,000,000	714,990
Bank of China	Jiangsu Huadong	2.40%	3/4/2026	Mr. Yongjun Liu, Ms. Yin Liu	4,950,000	707,841
Bank of Communications	Yangzhou Huada	2.50%	1/27/2026	N/A	3,000,000	428,994
China Zhe Shang Bank	Yangzhou Huada	2.11%	3/18/2026	N/A	5,000,000	714,990
Agricultural Bank of China	Jiangsu Yada	2.35%	4/8/2026	N/A	10,000,000	1,429,983
Total					37,950,000	5,426,779